As filed with the Securities and Exchange Commission on January 12, 2017

Registration No. 333-215347

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

APPDYNAMICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	26-2357316
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

303 Second Street

North Tower, 8th Floor

San Francisco, California 94107

(415) 442-8400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Wadhwani

President and Chief Executive Officer

AppDynamics, Inc.

303 Second Street

North Tower, 8th Floor

San Francisco, California 94107

(415) 442-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper David J. Segre Jon C. Avina Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Daniel J. Wright Senior Vice President and General Counsel AppDynamics, Inc. 303 Second Street North Tower, 8th Floor San Francisco, California 94107 (415) 442-8400	Richard A. Kline Rezwan D. Pavri Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	13,800,000	$12.00	$165,600,000	$19,193

(1)	Includes an additional 1,800,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $11,590 of the registration fee in connection with the initial filing of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 12, 2017.

12,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of AppDynamics, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “APPD.”

In a concurrent private placement, certain current existing stockholders, including General Atlantic (AD), L.P., Adage Capital Partners, LP and Altimeter Partners Fund, L.P., have indicated an interest in purchasing up to an aggregate of $32.5 million, equal to 2,954,544 shares of our common stock, based on a purchase price of $11.00 per share, which is the midpoint of the estimated offering price range. If purchased, these shares would be purchased at the initial public offering price. Such indications of interest are non-binding and the investors may ultimately elect not to purchase any shares in the concurrent private placement. See the section titled “Description of Capital Stock—Allocation Agreements and Concurrent Private Placement” for additional information.

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See the section titled “Risk Factors” on page 16 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 12,000,000 shares of common stock, the underwriters have the option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 1,800,000 shares from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on             , 2017.

Morgan Stanley	Goldman, Sachs & Co.	J.P. Morgan

Barclays	UBS Investment Bank	Wells Fargo Securities

William Blair		JMP Securities

Prospectus dated             , 2017

Driving application and business performance for the digital world.

APPDYNAMICS

Through and including             , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “AppDynamics,” “our company,” “we,” “us” and “our” in this prospectus refer to AppDynamics, Inc. and its consolidated subsidiaries.

Overview

We offer an innovative, enterprise-grade application intelligence software platform that is uniquely positioned to enable enterprises to accelerate their digital transformations by actively monitoring, analyzing and optimizing complex application environments at scale. Our integrated suite of applications monitors the performance of software applications and IT infrastructures, down to the underlying code, and automatically correlates them into logical “business transactions,” such as booking a flight in a web browser, transferring money on a mobile device, getting directions through a car’s navigation system or locating physical goods in an inventory system. Real-time information about the performance of these business transactions provides our customers with actionable insights into their end-user experiences, the activities required to improve them and the business outcomes associated with them. Our integrated suite of applications enables our customers to make faster decisions that enhance end-user engagement and improve operational and business performance.

In the current digital era, where applications serve as the primary means to engage customers and increase employee productivity, software has become mission critical to an enterprise’s success. Enterprises are under increasing pressure to accelerate innovation in order to compete effectively. Enterprises need to emphasize speed of innovation and rapid deployment, while operating increasingly complex software application and IT infrastructure environments. This combination of increased velocity and IT complexity regularly impacts the reliability and performance of an enterprise’s software applications and the quality of its end users’ experiences, which in turn can adversely affect its business results and brand.

Organizations have historically deployed legacy IT operations management (ITOM) products, including those that address application performance monitoring (APM), database management systems (DBMS), log management and network management, to monitor and manage their software applications and underlying IT infrastructures. These legacy offerings are often resource-intensive, expensive and generally incapable of supporting complex, modern software applications and IT architectures, such as cloud and hybrid deployments, production-first software environments and microservices. Given the complexity, cost and performance limitations of these traditional approaches, enterprises need a unified application intelligence solution to monitor, analyze and optimize their software and IT environments in real time and at scale.

We deploy self-configuring software agents into our customers’ software application and IT infrastructure environments across their cloud, on-premises and hybrid deployments. These agents work together to rapidly discover and provide a unified, end-to-end view of our customers’ environments. Our platform then automatically maps business transactions at the code level of the underlying software applications. We then utilize machine learning to create dynamic baselines by determining the normal behavior of individual software applications and business transactions, thereby enabling our customers to automatically detect deviations from these norms. By providing visibility into and dynamically baselining the performance of business transactions in addition to underlying services, we enable our customers to align the objectives of their business, product development and IT operations teams. This provides our customers with a unified, real-time view into software application and IT infrastructure performance, the quality of their end users’ experiences and the resulting impact on their businesses and brands.

Our platform processes and analyzes trillions of metrics each month and has been purpose built to address the complex needs of the world’s largest enterprises. Our integrated suite of applications includes our Application Performance Management, End-User Monitoring and Infrastructure Visibility applications, as well as a range of underlying product modules. We offer a full range of deployment options across most of our applications, including public cloud providers, such as Amazon Web Services (AWS) and Microsoft Azure, on-premises and hybrid approaches. We deliver the same core platform irrespective of the deployment option chosen, which helps ensure that our applications align with the needs of our customers. Further, our applications can be quickly and easily deployed by our customers without the need for extensive professional services. While our larger customers tend to purchase more professional services from us to address the needs of their larger and more complex enterprise software application and IT infrastructure environments, our self-configuring platform and smart code instrumentation enable our applications to be easily deployed, configured and managed at scale in such environments.

We target mid- to large-size organizations worldwide, such as Global 2000 companies, through our direct sales efforts as well as a network of distributors, resellers and managed service providers. As of October 31, 2016, we had approximately 1,975 customers, including over 275 of the Global 2000, located in over 50 countries across every major industry.

We have grown rapidly in recent periods. Our revenues for the fiscal years ended January 31, 2014, 2015 and 2016 were $23.6 million, $81.9 million and $150.6 million, respectively, representing year-over-year growth of 247% and 84%. For the nine months ended October 31, 2015 and 2016, our revenues were $102.8 million and $158.4 million, respectively, representing year-over-year growth of 54%. Our billings, which consists of our total revenues plus the change in our deferred revenue, for the fiscal years ended January 31, 2014, 2015 and 2016 were $62.1 million, $140.2 million and $258.5 million, respectively, representing year-over-year growth of 126% and 84%. For the nine months ended October 31, 2015 and 2016, our billings were $164.7 million and $237.0 million, respectively, representing year-over-year growth of 44%. Our cash provided by (used in) operating activities was $(25.0) million, $(34.8) million and $(32.5) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(39.7) million and $(2.2) million for the nine months ended October 31, 2015 and 2016, respectively. Our free cash flow was $(32.3) million, $(36.6) million and $(41.8) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(47.4) million and $(7.8) million for the nine months ended October 31, 2015 and 2016, respectively. We incurred net losses of $68.3 million, $94.2 million and $134.1 million in the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $92.4 million and $95.1 million in the nine months ended October 31, 2015 and 2016, respectively. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using billings and free cash flow as a financial measure and for a reconciliation of billings to revenue and free cash flow to cash provided by (used in) operating activities, the most directly comparable financial measures calculated in accordance with generally accepted accounting principles in the United States of America (GAAP).

Industry Background

Powerful trends are transforming the ways that enterprises manage their software application environments and underlying IT infrastructures and interact with customers. These trends include:

Enterprises are Undergoing Digital Transformations. Businesses today are increasingly dependent on software to drive their success as they grow their digital presence. Companies across all major industries worldwide, including traditional brick-and-mortar industries, such as retail, financial services and manufacturing, are undergoing digital transformations in which their software applications are becoming synonymous with their businesses and brands. Due to increasing user demands, businesses are under heightened pressure to ensure peak software application performance and provide high-quality user experiences at all times. The stakes of successfully navigating a digital transformation are high and software application and IT infrastructure performance issues can have significant costs in terms of lost revenue and market share, and, as a result, enterprises are increasing their investments in digital transformations.

IT Investments are Moving to Customer-Facing Software Applications. IT investments have historically focused on systems of record such as enterprise resource planning software. However, the increasing importance of software applications as the core channel for businesses to engage their customers, partners, employees and other stakeholders is shifting the view of IT departments from a back-office, service organization to one of a company’s centers of innovation and is leading to increased investments in new strategic software application projects such as customer-facing software. With a direct channel to end users, brands are increasingly becoming defined by their customer-facing software applications.

Velocity is Critical. Traditionally, software was developed slowly with large changes occurring at each cycle and subjected to rigorous testing before its release to end users. This approach is becoming increasingly untenable as businesses in every major industry need to rapidly innovate and require more agile development methods and shorter development cycles to do so, or they risk being at a competitive disadvantage. This focus on velocity is leading more and more enterprises to move to production-first software environments, in which software updates are deployed incrementally to end users with limited testing, as well as greater adoption of APIs and microservices. Such environments allow enterprises to obtain immediate end-user feedback and test potential new business strategies in real time in order to improve end-user experiences and achieve better business results at scale.

Accelerating IT Complexity. Enterprises typically run a complex network of business-critical software applications, each of which can have hundreds of interdependent components and millions of lines of code. This already complex environment is further complicated by an increasing number of development languages, frameworks and methodologies, the need for customer-facing software applications to be architected to scale to support millions of end users, the variety of deployment options, greater adoption of microservices, APIs and containerization as well as infrastructure-as-a-service and platform-as-a-service solutions, and the rise of agile development. As more business processes are executed through software applications, and as the number of connected devices and the amount of code and data multiplies, the complexity and scale of digital information and customer interactions are growing exponentially.

Legacy Approaches Fail to Address the Needs of Modern Enterprises

Organizations have historically deployed legacy ITOM products to monitor and manage their software applications and underlying IT infrastructures. Such products are often resource-intensive, expensive and generally incapable of supporting complex, modern software applications and IT architectures, such as cloud and hybrid deployments, production-first software environments and microservices. These approaches also typically lack the ability to gather and analyze data in real time and are difficult to integrate. Moreover, enterprises have historically treated ITOM and business analytics as distinct solutions creating a lack of alignment between an enterprise’s business, product development and IT operations.

Enterprise Needs Driving Adoption of Application Intelligence

Enterprises need a unified application intelligence solution to monitor, analyze and optimize their software applications and IT infrastructures in real time in order to make better, faster decisions that improve end-user experiences and business results at scale. An enterprise-grade application intelligence solution must:

•	Monitor performance in real time. Enterprises need a solution that provides visibility into software application and IT infrastructure performance in real time to better inform business and operational decisions at competitive velocity.

•	Implement quickly and scale easily. Enterprises require an application intelligence solution that can facilitate integrating new technologies, IT architectures and development languages, as well as be implemented quickly and easily, migrated rapidly and scale as the enterprise grows while minimizing the need for maintenance.

•	Understand and track business processes. Enterprises need to align the objectives of their business, product development and IT operations teams by focusing them on the success of the overall business process instead of the performance of individual services.

•	Present unified, comprehensive visibility. Enterprises need a unified solution with a common user interface, architecture and data model that provides a centralized view of the varied software, hardware and network services utilized in every business process.

•	Diagnose performance issues in production without negatively impacting end-user experiences. As enterprises move to production-first software environments, they require a solution that deeply diagnoses performance issues without undermining performance when deployed in such environments, in addition to being able to analyze issues during pre-production phases.

•	Correlate software application performance to business results. Enterprises need a solution that not only identifies software application and IT infrastructure performance issues but provides visibility and context into how those performance issues are impacting the broader business in order to enable business, product development and IT operations teams to make better, more informed decisions in real time.

•	Analyze massive data sets quickly. Enterprises need a solution with automated diagnostic capabilities that is able to quickly and efficiently ingest, process and analyze massive amounts of data in real time.

•	Satisfy increasing regulatory and compliance needs. In order to face a myriad of regulatory and compliance requirements, enterprises need a solution that can be deployed in the cloud, on-premises or using a hybrid cloud approach and provides transaction audit trails and the ability to implement strict user and data access controls.

Our Opportunity

Our application intelligence software platform replaces legacy products across various well-established categories of IT spending. According to Gartner, the IT operations market in 2016 is expected to be $23.0 billion, and the business intelligence and analytics market is expected to be $17.1 billion, resulting in a total addressable market (TAM) of $40.1 billion in 2016, and is expected to grow at 7.6% annually to $53.8 billion in 2020. We believe we currently address a significant portion of those markets.

We internally estimate that the TAM for our solution is approximately $12 billion. We calculated this figure using the total number of global companies with greater than $50 million in annual revenue in 2015, which we determined by referencing certain independent industry data from S&P Global Market Intelligence, for each industry in which we currently serve customers. We then multiplied the total number of companies for each such industry by our industry-specific average recurring contract value for customers as of October 31, 2016, which we calculated by adding the aggregate annual recurring contract value from all existing customers within each industry and dividing the total by the number of our existing customers in each such industry. We then normalized our internal TAM estimate for our recurring and non-recurring revenue mix by applying a conservative estimate that is significantly below our past experience.

Our Solution

Our solution is offered as an integrated suite of software application and IT infrastructure monitoring and analytics products comprised of three key applications and built on our application intelligence software platform. Our solution is uniquely positioned to enable enterprises to accelerate their digital transformations by actively monitoring, analyzing and optimizing complex application environments at scale. Our key applications are Application Performance Management, End-User Monitoring and Infrastructure Visibility.

Our solution uniquely addresses the enterprise needs stated above by:

•	Monitoring software application and IT infrastructure performance in real time. Using smart-code instrumentation, our solution enables our customers to monitor their software application and IT infrastructure environments in real time and automatically collect relevant data to provide actionable insights into IT operations and business outcomes.

•	Being easy to deploy, configure and manage at scale. Our solution addresses the unique size, scale and infrastructure complexity challenges faced by the world’s largest enterprises. Our solution can be easily deployed, configured and managed at scale, thereby creating fast time to value.

•	Auto-discovering and following business transactions. We allow enterprises to view the performance of their software applications and IT infrastructures through the lens of a business transaction by monitoring and analyzing all code execution to automatically discover business transactions. This provides enterprises with a powerful way to assess code performance and its impact on business activities as well as drive better cross-team collaboration by providing a single view that is relevant to business, product development and IT operations personnel. This empowers our customers to rapidly identify and isolate the root cause of performance issues, minimize the impact on end users and maximize their business outcomes.

•	Providing a unified, end-to-end view of customer environments. Our platform offers a consistent, intuitive user interface and allows our customers’ business, product development and IT operations personnel to view and understand their end-to-end software application and IT infrastructure performance, the quality of their end users’ experiences and their business performance all through a single pane of glass.

•	Diagnosing performance issues in production-first environments quickly, with low overhead. Our integrated suite of applications is able to operate in production-first environments at scale with robust monitoring and low overhead, allowing our customers to diagnose the root cause of performance issues quickly with minimal impact on performance.

•	Understanding the business context of software application performance. Our approach to unified monitoring combined with our focus on business transactions gives our customers real-time insights, which when paired with Business iQ, one of our intelligence performance engines, empowers our customers to make quicker decisions that drive real and measurable improvements to their business.

•	Analyzing massive data sets quickly. Our platform leverages machine learning to glean insights from massive data sets in real time to drill down to the root cause of performance issues and the business impact of such issues faster while providing suggestions for remediation.

•	Navigating increasingly complex compliance and regulatory environments. We offer our customers a full range of deployment options across most of our applications, including public cloud providers, on-premises and hybrid approaches to meet their regulatory and compliance needs.

Growth Strategy

Key elements to our growth strategy include:

•	Rapid and continued innovation. We intend to continue to invest in our research and development efforts on enhancing the functionality, breadth and scalability of our integrated suite of applications and underlying platform, addressing new use cases and developing additional, innovative monitoring and analytics technologies.

•	Helping more enterprises digitally transform. We intend to reach additional customers as well as further penetrate the industry verticals we currently address by expanding our worldwide sales and marketing capabilities.

•	Expanding our footprint across the enterprise. Many of our customers initially deploy one or more of our applications in specific groups or departments or to monitor specific applications. After realizing the benefits of our applications, many customers then broaden their deployment across the enterprise. We intend to devote additional sales and marketing resources to drive increased adoption within and across our existing customers.

•	Selling additional applications to our existing customers. After initially deploying our applications for a specific use case, predominantly APM, many of our customers often purchase incremental offerings from us to address new software application and IT infrastructure monitoring and analytics needs. We plan to continue to pursue cross-selling opportunities within our diverse, worldwide customer base.

•	Enhancing our strategic partner ecosystem. We will continue to seek potential strategic partnership opportunities that expand the capabilities and use cases of our integrated suite of applications, augment our sales reach, and broaden and complement our professional services and customer support capabilities.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

•	We have incurred significant operating losses in the past, and as our expenses increase, we may not be able to generate sufficient revenue to achieve and sustain profitability;

•	We have a limited operating history and our current management team has only worked together for a limited period of time, which makes it difficult to evaluate our future prospects;

•	Market adoption of application intelligence solutions is new and unproven and may not grow;

•	Our business is dependent on overall demand for application intelligence solutions;

•	We face significant competition which may adversely affect our ability to add new customers, retain existing customers and grow our business;

•	If our customers do not expand their use of our applications or renew their existing contracts with us, our ability to grow our business and improve our operating results and financial condition may be adversely affected;

•	We have made significant investments in recent periods, and intend to continue to invest, to support our growth, and these investments may achieve delayed or lower than expected benefits;

•	If we cannot successfully execute on our strategy and continue to develop and effectively market applications that anticipate and respond to the needs of our customers, our business, operating results and financial condition may suffer;

•	If our enterprise resource planning system or other accounting and sales IT systems prove ineffective, or we experience issues with our intended transitions to new systems, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our customers;

•	Our quarterly and annual operating results may vary significantly and may be difficult to predict;

•	We expect our revenue mix to vary over time, which could harm our gross margin and operating results;

•	We rely on revenue from subscription and service contracts, and because we recognize revenue from such contracts over the term of the relevant subscription or service period, down turns or up turns in our billings are not immediately reflected in full in our operating results;

•	Incorrect deployment, implementation or use of our applications or any errors, failures, defects or vulnerabilities in our applications could result in customer dissatisfaction and negatively affect our business, operating results and growth prospects; and

•	Our success depends, in part, on the scalability and security of our systems and infrastructure.

Corporate Information

We were incorporated in Delaware on April 1, 2008 under the name Singularity Technologies, Inc., and we changed our name to AppDynamics, Inc. on August 17, 2009. Our principal executive offices are located at 303 Second Street, North Tower, 8th Floor, San Francisco, California 94107, and our telephone number is (415) 442-8400. Our website address is www.appdynamics.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The AppDynamics design logo and the mark “AppDynamics” are the property of AppDynamics, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies which are the property of their respective holders.

Emerging Growth Company

The Jumpstart Our Business Startups Act (the JOBS Act), was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

See the section titled “Risk Factors—Risks Related to Our Common Stock and this Offering—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by us	12,000,000 shares

Common stock to be sold in the concurrent private placement	Up to 2,954,544 shares

Common stock to be outstanding after this offering and the concurrent private placement	125,849,883 shares (assuming we sell 2,954,544 shares of common stock in the concurrent private placement)

Option to purchase additional shares of common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 1,800,000 shares from us.

Use of proceeds	We estimate that the net proceeds from our sale of 12,000,000 shares of common stock in this offering, excluding the proceeds from the concurrent private placement, will be approximately $116.8 million, or $135.2 million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us. If we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, our proceeds from the concurrent private placement will be approximately $32.5 million.

We intend to use a portion of the net proceeds from this offering and the concurrent private placement to fully repay our term loan under our credit facility, which, as of October 31, 2016, had an outstanding balance of $20.0 million, and to pay a cash fee owed to our lender under our credit facility that will become due as a result of the completion of this offering, which, as of October 31, 2016, we estimated to be $1.5 million. We also may use a portion of the net proceeds to satisfy tax withholding obligations related to the vesting of restricted stock units (RSUs) held by certain of our employees which will begin to vest upon expiration of the lock-up period applicable to this offering. We expect to use the remaining net proceeds for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. See the section titled “Use of Proceeds” for additional information.

Concurrent private placement	Pursuant to existing allocation agreements with General Atlantic, Adage Capital Partners and Altimeter Partners, we have granted such investors the right, but not the obligation, to purchase shares of common stock from us, at the same per share purchase price as the initial public offering price, in a private placement concurrent to this offering.

The shares of our common stock, if any, issued in the concurrent private placement will be offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder. See the section titled “Description of Capital Stock—Allocation Agreements and Concurrent Private Placement” for additional information.

Concentration of ownership	Upon completion of this offering and the concurrent private placement, our executive officers, directors and 5% stockholders and their affiliates will beneficially own, in the aggregate, approximately 70% of our outstanding capital stock.

NASDAQ trading symbol	“APPD”

The number of shares of common stock that will be outstanding after this offering and the concurrent private placement is based on 110,895,339 shares of common stock (including redeemable convertible preferred stock on an as-converted basis, which includes the additional shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share) outstanding as of October 31, 2016, and excludes:

•	14,027,005 shares of common stock issuable upon the exercise of options to purchase common stock under our 2008 Stock Plan (2008 Plan) that were outstanding as of October 31, 2016, with a weighted-average exercise price of $3.48 per share;

•	21,638,623 shares of common stock issuable upon the vesting of RSUs under our 2008 Plan that were outstanding as of October 31, 2016;

•	42,500 shares of common stock issuable upon the exercise of options to purchase common stock under our 2008 Plan that were granted after October 31, 2016, with an exercise price of $12.70 per share;

•	1,597,416 shares of common stock issuable upon the vesting of RSUs under our 2008 Plan that were granted after October 31, 2016;

•	201,636 shares of common stock issuable upon the exercise of warrants outstanding as of October 31, 2016, with an exercise price of $1.60 per share;

•	12,100,000 additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Equity Incentive Plan (2017 Plan), which will become effective one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, at which time we will cease granting awards under our 2008 Plan; and

•	3,000,000 additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Employee Stock Purchase Plan (ESPP), which became effective on the date it was adopted by our board of directors.

Our 2017 Plan and our ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2008 Plan that expire, are forfeited or are otherwise terminated, in each case as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Except as otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur in connection with the completion of this offering;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (other than shares of our Series F redeemable convertible preferred stock) into an aggregate of 63,103,310 shares of common stock immediately prior to the completion of this offering;

•	the automatic conversion of 11,552,805 outstanding shares of our Series F redeemable convertible preferred stock into an aggregate of 13,879,138 shares of common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 or greater decrease in the initial public offering price would not increase the number of shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock, and a $1.00 or greater increase in the initial public offering price would result in the 11,552,805 shares of our Series F redeemable convertible preferred stock converting into 11,552,805 shares of our common stock;

•	no exercise of outstanding options or warrants or the settlement of outstanding RSUs subsequent to October 31, 2016;

•	the issuance and sale by us in the concurrent private placement of 2,954,544 shares of common stock to certain existing investors, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ option to purchase up to an additional 1,800,000 shares from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial data. We have derived the consolidated statements of operations data for the fiscal years ended January 31, 2014, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended October 31, 2015 and 2016 and the consolidated balance sheet data as of October 31, 2016 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to fairly state the financial information set forth in those statements. Our historical results are not necessarily indicative of the results we expect in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period. The following summary of consolidated financial data should be read in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$18,946	$42,971	$87,251	$60,605	$110,086
License	3,682	33,954	51,516	34,801	32,608
Professional services and other	972	4,940	11,825	7,384	15,733

Total revenues	23,600	81,865	150,592	102,790	158,427
Cost of revenues:
Subscription(1)	6,393	9,884	19,801	13,959	16,980
License	69	284	565	381	648
Professional services and other(1)	4,807	8,478	18,347	12,399	21,061

Total cost of revenues	11,269	18,646	38,713	26,739	38,689

Gross profit	12,331	63,219	111,879	76,051	119,738
Operating expenses:
Sales and marketing(1)	49,497	85,920	132,297	89,379	118,303
Research and development(1)	21,719	34,072	57,743	42,505	51,499
General and administrative(1)(2)	8,398	33,233	48,563	32,937	37,802

Total operating expenses	79,614	153,225	238,603	164,821	207,604

Operating loss	(67,283)	(90,006)	(126,724)	(88,770)	(87,866)
Interest expense	(128)	(1,958)	(3,258)	(2,173)	(3,019)
Other income (expense), net	(466)	(1,999)	(2,968)	(872)	(2,682)

Loss before income taxes	(67,877)	(93,963)	(132,950)	(91,815)	(93,567)
Provision for income taxes	461	284	1,109	581	1,510

Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)

Net loss per share, basic and diluted(3)	$(3.43)	$(3.96)	$(4.85)	$(3.40)	$(3.16)

Weighted-average shares outstanding used in calculating net loss per share, basic and diluted(3)	19,932	23,781	27,657	27,173	30,115

Pro forma net loss per share, basic and diluted(3)			$(1.28)		$(0.89)

Pro forma weighted-average shares outstanding used in calculating net loss per share, basic and diluted(3)			104,639		107,097

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Cost of subscription revenue	$159	$345	$874	$660	$394
Cost of professional services and other revenue	73	165	598	333	518
Sales and marketing	2,323	3,581	4,819	3,393	2,939
Research and development	753	1,393	3,185	2,283	2,172
General and administrative(a)	346	2,569	11,918	9,684	(2,341)

Total stock-based compensation expense	$3,654	$8,053	$21,394	$16,353	$3,682

(a)	During the nine months ended October 31, 2016, we reversed $5.6 million of previously recognized stock-based compensation expense related to the unvested portion of certain awards that were cancelled upon one of our executive’s resignation from employment with us.

(2)	General and administrative expense for the year ended January 31, 2015 includes $10.0 million related to a one-time litigation settlement.
(3)	See Note 11 of the notes to our consolidated financial statements for a description of how we calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of October 31, 2016
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(3)(4)(5)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$141,959	$141,959	$239,319	(6)
Working capital (deficit)	(3,527)	(3,527)	114,578
Total assets	277,506	277,506	371,495
Deferred revenue	301,553	301,553	301,553
Long-term debt, including current maturities	22,604	22,604	3,130	(7)
Redeemable convertible preferred stock	310,147	—	—
Total stockholders’ equity (deficit)	(406,781)	(96,634)	19,600	(7)

(1)	The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of October 31, 2016 (other than shares of our Series F redeemable convertible preferred stock) into an aggregate of 63,103,310 shares of common stock which conversion will occur immediately prior to the completion of this offering.
(2)	The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of 11,552,805 outstanding shares of our Series F redeemable convertible preferred stock as of October 31, 2016 into 13,879,138 shares of our common stock, which conversion will occur immediately prior to the completion of this offering, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 or greater decrease in the initial public offering price would not increase the number of shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock, and a $1.00 or greater increase in the initial public offering price would result in the 11,552,805 shares of Series F redeemable convertible preferred stock converting into 11,552,805 shares of our common stock.
(3)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth above, (ii) the receipt of $116.8 million in net proceeds from the sale and issuance by us of 12,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us and (iii) our use of a portion of our net proceeds of this offering to fully repay our term loan under our credit facility, which had an outstanding balance of $20.0 million as of October 31, 2016, and pay a cash fee owed to our lender under our credit facility that will become due as a result of the completion of this offering which, as of October 31, 2016, we estimated to be $1.5 million.
(4)	If we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity would increase by $32.5 million.
(5)	Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity (deficit) by $11.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same and after deducting estimated underwriting discounts and commissions from this offering. The pro forma as adjusted information presented in the consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.
(6)	The pro forma as adjusted cash, cash equivalents and marketable securities reflects $2.1 million of offering expenses paid by us as of October 31, 2016 out of the $6.0 million of total estimated offering expenses.
(7)	The pro forma as adjusted long-term debt, including current maturities, and the total stockholders’ equity (deficit) includes the accelerated amortization of the remaining debt issuance cost of approximately $0.5 million as of October 31, 2016 due to the planned repayment of our term loan.

Key Metrics

We monitor the following key non-GAAP financial and operating metrics to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. In addition to our results determined in accordance with GAAP we believe the following non-GAAP financial and operating metrics are useful in evaluating our operating performance.

Dollar-Based Net Retention Rate. We believe that dollar-based net retention rate is a key metric to measure the long-term value of our customer relationships and is driven by our ability to retain and expand the recurring revenue generated from our existing customers. Our dollar-based net retention rate compares the recurring contract value from the same set of customers across comparable periods. Given the repeat buying pattern of our customers and the average term of our contracts, we measure this metric over a set of customers who have been with us for at least one full year. To calculate our dollar-based net retention rate for a particular trailing 12-month period, we first establish the recurring contract value for the previous trailing 12-month period. This effectively represents recurring dollars that we should expect in the current trailing 12-month period from the cohort of customers from the previous trailing 12-month period without any expansion or contraction. We subsequently measure the recurring contract value in the current trailing 12-month period from the cohort of customers from the previous trailing 12-month period. Dollar-based net retention rate is then calculated by dividing the aggregate recurring contract value in the current trailing 12-month period by the previous trailing 12-month period. Recurring contracts are time-based arrangements for subscriptions and do not include perpetual license or professional services arrangements.

Our dollar-based net retention rates were as follows:

	Trailing 12 Months Ended January 31,			Trailing 12 Months Ended October 31,
	2014	2015	2016	2015	2016
Dollar-based net retention rate	121%	134%	123%	122%	127%

Free Cash Flow. Free cash flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using free cash flow as a financial measure and for a reconciliation of free cash flow to cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

Our free cash flows were as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Free cash flow	$(32,324)	$(36,611)	$(41,838)	$(47,429)	$(7,768)

Billings. Given that we generally bill our customers at the time of sale, but typically recognize a majority of the related revenue ratably over time, we use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers. Billings consists of our total revenues plus the change in our deferred revenue in a given period. Billings reflects sales to new customers plus subscription renewals and additional sales to existing customers. For subscriptions, which we define as time-based licenses and associated maintenance and support, software-as-a-service (SaaS) subscriptions and associated maintenance and support and hosting services, and software maintenance and support associated with perpetual licenses, we typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments, as applicable. Only amounts invoiced to a customer in a given period are included in billings. While we believe that billings provides valuable insight into the cash that will be generated from sales of our applications and services, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter to quarter or year-over-year comparative measure. These reasons include, but are not limited to, (i) a variety of customer contractual terms could result in some periods having a higher proportion of multi-year time-based licenses than other periods, (ii) as we experience an increasing number of larger sales transactions, the timing of executing these larger transactions has and will continue to vary, with some transactions occurring in quarters subsequent to or in advance of those that we anticipated and (iii) fluctuations in payment terms affecting the billings recognized in a particular period. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using billings as a financial measure and for a reconciliation of billings to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Our billings were as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Billings	$62,053	$140,178	$258,536	$164,661	$236,963

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have incurred significant operating losses in the past, and as our expenses increase, we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred significant net losses in each year since our inception, including net losses of $68.3 million, $94.2 million and $134.1 million in the fiscal years ended January 31, 2014, 2015 and 2016, respectively. For the nine months ended October 31, 2015 and 2016, our net losses were $92.4 million and $95.1 million, respectively. As a result, we had an accumulated deficit of $476.8 million as of October 31, 2016. We expect our operating expenses to increase over the next several years as we continue to expend substantial financial resources on, among other things: research and development, including the development of new applications and application enhancements; sales and marketing, including increasing our product and brand awareness; customer support and professional services; upgrades to our technology infrastructure, such as improvements to our SaaS architecture; and hiring of additional employees. The return on these investments, if any, will only be realized over time and may not result in increased revenue commensurate with increases in our expenses, or at all.

In addition, as a result of becoming a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. We expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. If we are unable to maintain adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve and sustain profitability. If we fail to achieve and sustain profitability, our business, operating results and financial condition will be harmed.

We have a limited operating history, which makes it difficult to evaluate our future prospects and increases the risk of your investment.

We were founded in April 2008 and launched our first product in September 2009. Therefore, we have a limited operating history which makes it difficult to effectively assess or forecast our future operating results, and subjects us to a number of uncertainties, including our ability to plan for and predict future growth. Our historical revenue growth should not be considered indicative of our future performance. In addition, our current management team has limited history with us. For example, David Wadhwani, our President and Chief Executive Officer, has only been serving in those roles since September 2015, and a number of other members of our senior management team have only been with us serving in such roles for a relatively short period of time, including our Chief Financial Officer – Randy Gottfried, our Chief Marketing Officer – Kendall Collins, our Chief People Officer – Susan Lovegren, Our Chief Revenue Officer – Dali Rajic, and our Senior Vice President, Customer and Strategic Operations – Danny Winokur. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, including the risks described in this prospectus. You should carefully consider our business and prospects in light of these risks and uncertainties. These risks and uncertainties include our ability to, among other things:

•	maintain and expand our customer base;

•	successfully develop and introduce new applications and application enhancements;

•	successfully compete with other companies that are currently in, or may in the future enter, the markets in which we compete;

•	increase sales to new and existing customers;

•	increase awareness of our company, our applications and our brand;

•	continue to enhance and improve our innovative, enterprise-grade application intelligence software platform that can efficiently and reliably provide enterprises with a unified application intelligence solution;

•	avoid interruptions or disruptions in our service or performance degradation for our applications;

•	anticipate unforeseen expenses;

•	anticipate any significant changes in the competitive environment, including the entry of new competitors, and any related discounting of applications or services;

•	successfully expand our business; and

•	defend ourselves against litigation, or regulatory, intellectual property, privacy, security or other claims.

If our assumptions regarding these risks and uncertainties are incorrect or change, or if we do not manage these risks and uncertainties successfully, our business, operating results and financial condition will be harmed. Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

Market adoption of application intelligence solutions is new and unproven and may not grow as we expect, which may harm our business and prospects.

We believe our future success will depend in large part on the growth, if any, in the demand for application intelligence solutions, particularly enterprise-grade solutions. We currently target the markets for IT operations management (ITOM) and business intelligence and analytics software. It is difficult to predict customer demand for our applications, customer adoption and renewal rates, the rate at which existing customers expand their usage of our integrated suite of applications, the size and growth rate of the market for our solutions, the entry of competitive products or the success of existing competitive products. The utilization of application intelligence is still relatively new. Any expansion in our addressable market depends on a number of factors, including businesses continued and growing reliance on software applications to manage and drive critical business functions and customer interactions, the continued proliferation of mobility, large data sets, cloud computing and the Internet of Things, changes in the competitive landscape, technological and IT architecture changes, budgetary constraints of our customers and unfavorable economic conditions. If our integrated suite of applications does not achieve widespread adoption or there is a reduction in demand for application intelligence solutions caused by a lack of customer acceptance, technological challenges, competing technologies and products, decreases in corporate or IT infrastructure spending, weakening economic conditions, or other factors, it could result in reduced customer purchases, reduced renewal rates and decreased revenue, any of which will adversely affect our business, operating results and financial condition.

Our business is dependent on overall demand for application intelligence solutions and therefore reduced spending on application intelligence solutions or overall adverse economic conditions may negatively affect our business, operating results and financial condition.

Our business depends on the overall demand for application intelligence solutions, particularly demand from mid- to large-size organizations worldwide, and the purchase of our applications is often discretionary. In an economic downturn, our customers may reduce their operating or IT budgets, which could cause them to defer or forego purchases of application intelligence solutions. Customers may delay or cancel IT projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of application intelligence solutions are perceived by existing customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general IT spending. Weak global economic conditions, including the effects of the outcome of the United Kingdom’s referendum on membership in the European Union (EU), or a reduction in application intelligence spending even if general economic conditions remain unaffected, could adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our applications, higher default rates among our customers and partners, reduced subscription renewals and lower billings. In addition, any negative economic effects or instability resulting from the transition to a new presidential administration in the United States, including changes in the political environment and international relations as well as resulting regulatory or tax policy changes may adversely affect our business and financial results. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which will adversely affect our financial results.

As the market for application intelligence solutions is new and continues to develop, trends in spending remain unpredictable and subject to reductions due to the changing technology environment and customer needs as well as uncertainties about the future. Deterioration in the demand for application intelligence solutions, as well as economic uncertainty or an economic downturn, may harm our business, operating results and financial condition in the future.

We face significant competition which may adversely affect our ability to add new customers, retain existing customers and grow our business.

The markets in which we compete are highly competitive, fragmented, evolving, complex and defined by constantly changing technology and customer demands, and we expect competition to continue to accelerate in the future. A significant number of companies have developed or are developing products and services that currently, or in the future may, compete with some or all of our applications. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or loss of, market share, any of which could adversely affect our business, operating results and financial condition.

We compete either directly or indirectly with system management vendors, such as BMC Software, Inc. and CA, Inc., software application performance management providers, such as Dynatrace LLC and New Relic, Inc., diversified technology companies, such as Hewlett Packard Enterprise Company and Microsoft Corporation, and ITOM, business intelligence, analytics and other point solution vendors that address a portion of the issues that we solve. In addition, we face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with or acquiring other companies, or providing alternative approaches to provide similar results. We may also face competition from companies entering our market, which has a relatively low barrier to entry in some segments, including large technology companies which could expand their platforms or acquire one of our competitors. While these companies do not currently focus on our market, they have significantly greater financial resources and longer operating histories than we do. They may be able to devote greater resources to the development and improvement of their offerings than we can and, as a result, may be able to respond more quickly to technological changes and customers’ changing needs. Additionally, in certain limited circumstances customers may elect to build in-house solutions to address their needs, particularly the world’s largest enterprise technology companies with uniquely complex and large software application and IT infrastructure environments. Any such in-house solutions could leverage open source software, and therefore be made generally available at little or no cost.

Moreover, because our market is changing rapidly, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid product development cycles or lower sales and marketing costs, could introduce new products that disrupt the manner in which application intelligence addresses the needs of our existing customers and potential customers.

Many existing and potential competitors enjoy substantial competitive advantages, such as:

•	larger sales and marketing budgets and resources;

•	access to larger customer bases which often provide incumbency advantages;

•	broader global distribution and presence;

•	greater resources to make acquisitions;

•	the ability to bundle competitive offerings with other products and services;

•	greater brand recognition and longer operating histories;

•	lower labor and development costs;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical, management and other resources.

These competitive pressures in our markets or our failure to compete effectively may result in fewer customers, price reductions, fewer orders, reduced revenue and gross profits and loss of market share. Any failure to meet and address these factors could materially and adversely affect our business, operating results and financial condition. In addition, some of our larger potential competitors have substantially broader product offerings and commercial relationships than we do. These competitors could incorporate additional functionality into their competing products from their wider product offerings or leverage their commercial relationships in a manner that discourages enterprises from purchasing our applications, including through selling at zero or negative margins, product bundling or closed technology platforms. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. These established competitors may also have longer-term and more extensive relationships with our existing and potential customers that provide them with an advantage in competing for business with those customers. Further, to the extent that one of our competitors establishes or strengthens a cooperative relationship with, or acquires one or more software application performance management, data analytics, compliance and network visibility vendors, it could adversely affect our ability to compete. Our ability to compete will depend in large part on our ability to provide applications that help our customers improve their end-user experiences, compete effectively on price and ensure a high level of customer satisfaction. We may be required to make substantial additional investments in research and development and sales and marketing in order to respond to these competitive pressures, and we may not be able to compete successfully in the future.

If our customers do not expand their use of our applications beyond the current predominant use cases and organizational deployments or renew their existing contracts with us, our ability to grow our business and improve our operating results and financial condition may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our applications within and across our existing customers and future customers. Many of our customers initially deploy one or more of our applications in specific groups or departments within their organization. In addition, many of our customers initially deploy our applications for a specific use case, predominately application performance management. Our ability to grow our business, expand our customers’ use of our applications and platform and sell additional applications depends in part on our ability to persuade customers to expand their use of our integrated suite of applications to address additional use cases, such as operational and business analytics, and additional ITOM functions, including end-user and infrastructure monitoring. If we fail to expand existing deployments or sell additional applications to our customers, our ability to grow our business and improve our operating results and financial condition will be adversely affected.

Further, existing customers generally have no contractual obligation to renew their contracts after their initial term, and given our limited operating history, we may not be able to accurately predict our renewal rates. Our customers may elect not to renew their subscriptions and services or to reduce the number of software agents that they deploy, thereby reducing our future billings and revenue. If our customers renew their contracts, they may renew for shorter contract lengths or on terms that are less economically beneficial to us. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our pricing or our applications’ functionality, features or performance, competitors’ product offerings or in-house developed products, consolidation within our customer base, customers’ ability to continue their operations and spending levels and other factors, a number of which are beyond our control. If our customers do not renew their contracts or renew on less favorable terms, our revenue may grow more slowly than expected, if at all, and our business, operating results and financial condition will be adversely affected.

We have made significant investments in recent periods, and intend to continue to invest, to support our growth, and these investments may achieve delayed or lower than expected benefits, which could adversely affect our business, operating results and financial condition.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, we continue to increase the breadth and scope of our offerings and our operations. To support this growth, and to manage any future growth effectively, we must continue to improve our IT and financial infrastructures, our operating and administrative systems and our ability to manage headcount, capital and internal processes in an efficient manner. Our organizational structure is also becoming more complex as we grow our operational, financial and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in research and development and sales and marketing operations, hiring additional personnel, improving our internal controls, reporting systems and procedures, and upgrading our infrastructure. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

If we cannot successfully execute on our strategy and continue to develop and effectively market applications that anticipate and respond to the needs of our customers, our business, operating results and financial condition may suffer.

The market for application intelligence solutions is at an early stage of development and is characterized by constant change and innovation, and we expect it to continue to rapidly evolve. Moreover, many of our customers operate in industries characterized by changing technologies and business models, which require them to develop and manage increasingly complex software application and IT infrastructure environments. Our historical success has been based on our ability to provide our customers with a unified, real-time view into software application and IT infrastructure performance, the quality of their end users’ experiences and the resulting impact on their businesses and brands. Our success has also depended upon our ability to identify, target and reach enterprises that need our applications through sales and lead generation activities and successfully convert potential customers and users of our self-service, web-based free trials of our applications to paying customers. If we do not respond to the rapidly changing needs of our customers by developing and making available on a timely basis new applications and application enhancements that can address evolving customer needs, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology is complex and uncertain, and if we fail to accurately predict customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts, including significant resources to developing new applications and application enhancements before knowing whether the market will accept them. Our new applications and application enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing our new applications or application enhancements to the market;

•	the failure to accurately predict market or customer demands;

•	defects, errors or failures in the design or performance of our new applications or application enhancements;

•	negative publicity about the performance or effectiveness of our applications;

•	the introduction or anticipated introduction of competing products by our competitors;

•	poor business conditions for our customers, causing them to delay purchases; and

•	the perceived value of our applications or enhancements relative to their cost.

To the extent we are not able to continue to execute on our business model to timely and effectively develop and market applications to address these challenges, our business, operating results and financial condition will be adversely affected.

There can be no assurance that we will successfully identify new opportunities, develop and bring new applications or application enhancements to market on a timely basis or achieve market acceptance of our applications, or that products and technologies developed by others will not render our integrated suite of applications obsolete or non-competitive. Further, we may make changes to our applications that our customers do not like or find useful. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any of our features or usage of our applications. If our new applications or application enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue may decline or grow more slowly than expected and the negative impact on our operating results may be particularly acute and we may not receive a return on our investment because of the upfront research and development, sales and marketing and other expenses we incur in connection with new applications or application enhancements.

We have begun the process of implementing a new enterprise resource planning system as well as other accounting and sales IT systems, including our system for tracking sales commissions, as part of our ongoing technology and process improvements. If these new systems prove ineffective, or if we experience issues with the transition from our current systems, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our customers.

We have begun the process of implementing a new enterprise resource planning (ERP) system as well as other accounting and sales IT systems, including our systems for tracking revenue recognition and sales commissions, as part of our ongoing technology and process improvements. Our ERP system is critical to our ability to accurately maintain books and records and prepare our financial statements. The implementation of our new ERP system and other technology and process improvements will require the investment of significant financial and human resources. In addition, we may not be able to successfully complete the full implementation of the ERP system or other accounting and sales IT systems without experiencing difficulties. Any delay in the implementation, or disruption in the upgrade, of our ERP system or other accounting and sales IT systems could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. Such delay or disruption could also impact our ability to timely or accurately make payments to our suppliers and employees, and could also inhibit our ability to invoice and collect from our customers. Data integrity problems or other issues may be discovered which, if not corrected, could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such system, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our ERP system or other related systems and infrastructure, our business, operations, and financial results could be adversely affected.

We may also need to implement additional systems or transition to other new systems, including systems to recognize revenue in accordance with the new revenue accounting guidance, that require additional expenditures in order to function effectively as a public company. There can be no assurance that our implementation of additional systems or transition to new systems will be successful, or that such implementation or transition will not present unforeseen costs or demands on our management.

Our quarterly and annual operating results may vary significantly and may be difficult to predict. If we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our annual and quarterly revenue and operating results have fluctuated significantly in the past and may vary significantly in the future due to a variety of factors, many of which are outside of our control. Our financial results in any one quarter may not be meaningful and should not be relied upon as indicative of future performance. If our billings, revenue or operating results fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance that we may provide, the price of our common stock could decline. We may not be able to accurately predict our future billings, revenue or operating results. Some of the important factors that may cause our operating results to fluctuate include:

•	fluctuations in the demand for our applications, and the timing of purchases by our customers, particularly larger purchases;

•	our ability to attract new customers or retain existing customers;

•	the budgeting cycles and internal purchasing priorities of our customers;

•	changes in customer renewal rates and our ability to upsell and cross-sell additional applications to our existing customers;

•	the seasonal buying patterns of our customers;

•	the mix of time-based licenses, SaaS subscriptions and perpetual licenses that we sell;

•	the payment terms and contract term length associated with our product sales and their effect on our billings and free cash flow;

•	changes in customer requirements or market needs;

•	changes in the growth rate of the market for software application monitoring and analytics solutions;

•	our ability to anticipate or respond to changes in the competitive landscape;

•	our ability to timely develop, introduce and gain market acceptance for new applications and application enhancements;

•	our ability to successfully expand our business internationally;

•	our ability to maintain and expand our strategic partner network, particularly resellers, distributors and managed service providers;

•	our ability to control costs, including our operating expenses;

•	our ability to efficiently complete or integrate any acquisitions that we may undertake in the future;

•	general economic, industry and market conditions, both domestically and in our foreign markets;

•	foreign currency exchange rate fluctuations;

•	the timing of revenue recognition for our billings, and the effect of the mix of time-based licenses, SaaS subscriptions and perpetual licenses on the timing of revenue recognition;

•	extraordinary expenses, such as litigation or other dispute-related settlement payments;

•	future accounting pronouncements or changes in our accounting policies; and

•	changes in our effective tax rate due to use of net operating loss carryovers and tax credits, changes in the mix of jurisdictions in which we earn revenue and changes in federal, state and non-U.S. tax laws and regulations.

Any one of the factors referred to above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly and annual operating results, including fluctuations in our key performance indicators. This variability and unpredictability could result in our failure to meet our business plan or the expectations of securities analysts or investors for any period. In addition, a significant percentage of our operating expenses are fixed in nature in the short term and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We expect our revenue mix to vary over time, which could harm our gross margin and operating results.

We expect our revenue mix to vary over time due to a number of factors, including the mix of time-based licenses, SaaS subscriptions and perpetual licenses and the mix of applications sold. Due to the differing revenue recognition policies applicable to our time-based licenses, SaaS subscription, perpetual licenses and professional services, shifts in the mix between subscription and perpetual licenses from quarter to quarter could produce substantial variation in revenues recognized even if our billings remain consistent. In addition, transactions with our customers may switch subscriptions to perpetual licenses during the sales cycle or even after deployment. Further, our gross margins and operating results could be harmed by changes in revenue mix and costs, together with numerous other factors, including: entry into new markets or growth in lower margin markets; entry into markets with different pricing and cost structures; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and operating results. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline.

We rely on revenue from subscriptions and service contracts, and because we recognize revenue from subscriptions and service contracts over the term of the relevant subscription or service period, downturns or upturns in our billings are not immediately reflected in full in our operating results.

Subscription revenue accounts for a significant portion of our total revenue, and we also derive a portion of our revenue from our professional services. We recognize subscription revenue and professional service and other revenue ratably over the term of the relevant service period, which is generally one or three years. As a result, much of the subscription revenue and professional service and other revenue we report each quarter are derived from subscription and professional service contracts that we entered into with customers in prior periods. Consequently, a decline in new or renewed subscription or professional service contracts in any quarter will not be fully reflected in revenue or other operating results in that quarter but will negatively affect our revenue and other operating results in future quarters. Also, it is difficult for us to rapidly increase our revenue from these sources through additional billings in a given period, as revenue from new and renewal subscription and professional service contracts is recognized ratably over the applicable service period. Furthermore, any increases in the average term of subscription and professional service contracts would result in revenue for those contracts being recognized over longer periods of time with less impact on our operating results in the near term. Additionally, if the average term of our subscription and professional service contracts with our customers shortens, our cash flow and operating results may be adversely affected.

Seasonality may cause fluctuations in our sales and operating results.

We have experienced seasonality in our sales and operating results in the past, and we believe that we will continue to experience such seasonality in the future. The first quarter of each year is usually our lowest sales quarter during the year. Billings and revenue during the first quarter of each year are typically lower than the prior fourth quarter. We believe that this results from the procurement, budgeting and deployment cycles of many of our customers, particularly our enterprise customers. We generally expect an increase in sales in the second half of each year as budgets of our customers for annual technology purchases are being fully utilized. Furthermore, we have experienced a seasonal slowdown in our billings growth during our second fiscal quarter, and believe it was due to a seasonal slowdown in customer orders during the later summer months. We expect that seasonality will continue to affect our sales and operating results in the future and may reduce our ability to predict cash flow and optimize the timing of our operating expenses.

We have limited experience with respect to determining the optimal prices for our applications.

We charge our customers on a per agent basis and for certain applications on a volume basis. We expect that we may need to change our pricing from time to time. In the past we have sometimes reduced our prices either for individual customers in connection with long-term agreements or for a particular application. Further, as competitors introduce new products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. Moreover, mid- to large-size enterprises may demand substantial price discounts as part of the negotiation of sales contracts. As a result, in the future we may be required or choose to reduce our prices or change our pricing model, which could adversely affect our business, operating results and financial condition.

Incorrect deployment, implementation or use of our applications could result in customer dissatisfaction and negatively affect our business, operating results and growth prospects.

If our applications are not implemented, tested or used correctly or as intended, or if our applications conflict with or disrupt our customer’s systems, then inadequate performance may result or the performance of our customers’ software applications may be adversely affected. Because our customers rely on our applications to manage their business-critical and customer-facing software applications, the incorrect or inadequate implementation, testing or use of our applications, including issues related to the deployment of our applications directly into production-first software environments, our failure, or the failure of our partners, to properly train customers on how to productively use our applications has resulted in, and may in the future, result in customer dissatisfaction or negative publicity which adversely affects our reputation and brand and could result in lost upsell and cross-sell opportunities. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

In cases where our applications have been deployed within a customer’s own datacenter, if we, our implementation partners or our customers are unable to configure or implement our software properly, or are unable to do so in a timely manner, customer perceptions of our applications may be adversely affected, our reputation and brand may suffer, and our renewal rates and sales of applications to customers may be adversely affected. In addition, our on-premises product deployment option imposes server load and data storage requirements for implementation which can impact the performance of our customers’ software applications and IT infrastructures during implementation, which could also damage customer perceptions of our applications and our renewal rates.

Our success depends, in part, on the scalability and security of our systems and infrastructure. System interruption or delays from third-party or on-site datacenter hosting facilities and the lack of integration, redundancy and scalability in our systems and infrastructures could impair the delivery of our services and harm our business.

Our success depends, in part, on our ability to maintain the scalability and security of our systems and infrastructure, including websites, information and related systems. Further, we are in the process of rearchitecting certain portions of our application intelligence software platform to further support the scalability and security of our integrated suite of applications. We are also leveraging cloud platforms and integrating with Amazon Web Services infrastructure and components to address scalability and resiliency risks inherent in our current architecture. If we are unable to successfully complete the rearchitecture or do not achieve the benefits we anticipate, our ability to introduce new applications and application enhancements or improve the scalability and security of our current offerings may suffer and, as a result, our business and operating results would be adversely affected. Additionally, system interruption and the lack of integration and redundancy in our information systems and infrastructures may harm our ability to operate our websites and web-based services, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent us from efficiently providing services.

We currently utilize a co-located datacenter as well as Amazon Web Services. Any damage to, or failure of, these data facilities generally could result in interruptions in our service. As we continue to add third-party data facilities and add capacity in our existing third-party datacenter and our arrangements with Amazon Web Services or other cloud-based storage providers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Interruptions in our service may reduce our revenue, cause us to issue credits to our customers under our service level agreements with them, harm our reputation and renewal rates, and adversely affect our ability to attract new customers. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of god and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing services. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. Additionally, our applications are accessed by a large number of customers often at the same time. As we continue to expand the number of our customers and applications available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. If any of these events were to occur, it could harm our business, operating results and financial condition.

Real or perceived errors, failures, defects or vulnerabilities in our applications could adversely affect our financial results and growth prospects.

Our applications and underlying platform are complex, and in the past, we have discovered undetected software errors, failures, defects and vulnerabilities in our existing applications after they have been released, especially when new versions or updates are released. Our applications and our platform are often installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which have in the past, and may in the future, cause errors in, or failures of, our applications or other aspects of the computing environment into which they are deployed. In addition, deployment of our applications into complicated, large-scale computing environments have in the past exposed, and may, in the future, expose undetected errors, failures or defects in our applications. Despite testing by us, errors, failures or defects may not be found in our applications until they are released to our customers. Real or perceived errors, failures, defects or vulnerabilities in our applications could result in, among other things, negative publicity, lower renewal rates, loss of or delay in market acceptance of our applications, loss of competitive position or claims by customers for losses sustained by them or expose us to breach of contract claims and related liabilities. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

Security breaches, computer malware, computer hacking attacks and other security incidents could harm our business, reputation, brand and operating results.

Security incidents have become more prevalent across industries and may occur on our systems. These security incidents may be caused by or result in but are not limited to security breaches, computer malware or malicious software, computer hacking, denial of service attacks, security system control failures in our own systems or from vendors we use, email phishing, software vulnerabilities, social engineering, sabotage and drive-by downloads. Such security incidents, whether intentional or otherwise, may result from actions of hackers, criminals, nation states, vendors, employees, customers or other threat actors.

We may in the future experience disruptions, outages and other performance problems on our systems due to service attacks, unauthorized access or other security related incidents. Any security breach or loss of system control caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss, modification or corruption of data, software, hardware or other computer equipment and the inadvertent transmission of computer malware could harm our business, operating results and financial condition.

In addition, our services involve the storage and transmission of customers’ confidential business and personal information in our facilities and on our equipment, networks and corporate systems. Security incidents could expose us to litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability. Our customer data and corporate systems and security measures may be compromised due to the actions of outside parties, employee error, malfeasance, a combination of these or otherwise and, as a result, an unauthorized party may obtain access to our data or our customers’ data. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our customers’ data. We must continuously examine and modify our security controls and business policies to address new threats, the use of new devices and technologies, and the increasing focus by our customers and regulators on controlling and protecting confidential business, personal and user data and these efforts may be costly or distracting.

Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Though it is difficult to determine what harm may directly result from any specific incident or breach, any failure to maintain confidentiality, availability, integrity, performance and reliability of our systems and infrastructure may harm our reputation and our ability to retain existing customers and attract new customers. If an actual or perceived security incident occurs, the market perception of the effectiveness of our security controls could be harmed, our brand and reputation could be damaged, we could lose customers, and we could suffer financial exposure due to such events or in connection with remediation efforts, investigation costs, regulatory fines and changed security control, system architecture and system protection measures.

We believe that our brand is integral to our success and if we fail to cost-effectively promote or protect our brand, our business and competitive position may be harmed.

We believe that maintaining and enhancing our brand and increasing market awareness of our company and our applications are critical to achieving broad market acceptance of our existing and future applications and are important elements in attracting and retaining customers, partners and employees, particularly as we continue to expand internationally. In addition, independent industry analysts, such as Gartner and Forrester, often provide reviews of our applications, as well as those of our competitors, and perception of our applications in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our applications or view us as a market leader.

The successful promotion of our brand and the market’s awareness of our applications and platform will depend largely upon our ability to continue to offer enterprise-grade application intelligence solutions, our ability to be thought leaders in application intelligence, our marketing efforts and our ability to successfully differentiate our applications from those of our competitors. We have invested, and expect to continue to invest, substantial resources to promote and maintain our brand and generate sales leads, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales. If our efforts to promote and maintain our brand are not cost-effective or successful, our operating results and our ability to attract and retain customers, partners and employees may be adversely affected. In addition, even if our brand recognition and customer loyalty increases, this may not result in increased sales of our applications or higher revenue. Moreover, if we fail to generate a sufficient volume of sales leads from these activities, their associated costs may not be offset by increased revenue and our business and operating results could be adversely affected.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our applications.

Our ability to increase our customer base and achieve broader market acceptance of our applications will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns, such as our industry events, webinars, user events and our worldwide user and partner conference, AppSphere. If we are unable to hire, develop and retain talented sales personnel or marketing personnel, if our new sales personnel or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to increase our customer base and achieve broader market acceptance of our applications could be harmed.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our billings and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

Our operating results may fluctuate, in part, because of the resource intensive nature of our sales efforts to mid- and large-size enterprises, from which we derive a significant portion of our billings and revenue, the length and variability of our sales cycle and difficulty in adjusting our operating expenses in the short term. The length of our sales cycle, from identification of the opportunity to delivery of and payment for our applications and services, typically ranges from six months to one year but can be longer and may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Because the length of time required to close a sale may vary substantially from customer to customer, it is difficult to predict exactly when, or even if, we will make a sale to a potential customer. Customers often view the purchase of our applications as a significant and strategic decision and, as a result, frequently require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including, for example:

•	the need to educate potential customers about the uses and benefits of our applications;

•	the discretionary nature of potential customers’ purchasing and budget cycles; and

•	the competitive nature of potential customers’ evaluation and purchasing approval processes.

To the extent our competitors develop products that our prospective customers view as equivalent or superior to our applications, our average sales cycle may increase. Additionally, if a key sales member leaves our employment or if our primary point of contact at a customer or potential customers leaves his or her employment, our sales cycle may be further extended or customer opportunities may be lost. As a result of the buying behavior of mid- to large-sized enterprises and the efforts of our sales force and partners to meet or exceed their sales objectives by the end of each fiscal quarter, we have historically received and generated a substantial portion of billings and generated a significant portion of our quarterly revenue during the last month of each quarter. These transactions may not close as expected, may switch from perpetual licenses to SaaS subscriptions or time-based licenses or may be delayed in closing. The loss or delay of one or more large transactions in a quarter could impact our operating results for that quarter and potentially future quarters. As a result of these factors, it is difficult for us to forecast our revenue accurately in any specific quarter. The unpredictability of the timing of customer purchases, particularly large purchases, could cause our billings and revenue to vary from period to period or to fall below expected levels for a given period, which will adversely affect our business, operating results and financial condition, and could cause the market price of our common stock to decline.

Our ability to sell our applications is dependent upon the quality of our professional services and customer support services, and our failure to offer high-quality professional services and customer support services could have an adverse effect on our business and operating results.

Once our applications are deployed, our customers utilize our professional services and customer support services and those of our partners to resolve any issues relating to the implementation or operation of our applications. Our sales process is highly dependent on the quality of our applications, the reputation of our business and positive recommendations from our existing customers. If a customer is not satisfied with the quality of work performed by us or our partners or with the interoperability of our applications with their IT infrastructure, then we may incur additional costs to address the situation and our customer’s dissatisfaction which could damage our ability to sell additional applications and adversely affect our revenue and operating results.

Any failure to maintain high-quality professional services and customer support services, or a market perception that we do not maintain high-quality professional services and customer support services, could adversely affect our reputation, our ability to sell our applications to existing and prospective customers, and our business, operating results and financial condition. In addition, as we further expand our operations internationally, our professional services and customer support services will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Alleviating any of these problems could require significant capital expenditures which could adversely affect our operating results and growth prospects. Our failure or the failure of our partners to maintain high-quality professional services and customer support services could adversely affect our reputation, business, operating results and financial condition.

We typically provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect our revenue and operating results.

Our customer agreements typically provide for service level commitments, which relate to uptime, response times and escalation procedures. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications, we may be contractually obligated to provide these customers with service credits, refunds for prepaid amounts related to unused subscription services, or we could face contract terminations. Our revenue could be harmed if we fail to meet our service level commitments under our agreements with our customers, including, but not limited to, maintenance response times and service outages. To date, our failure to meet our service commitments has caused us to provide customers with service credits which have not been material to our financial position but we cannot assure you that we will not incur material costs associated with providing service credits to our customers in the future. Additionally, any failure to meet our service level commitments could harm our reputation, business, operating results and financial condition.

We depend on the experience and expertise of our senior management team and key technical and sales employees, and the loss of any key employee, or the inability to identify and recruit executive officers and key employees in a timely manner, could harm our business, operating results and financial condition.

Our success depends upon the continued service of our senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Each member of our senior management team, key technical and sales personnel and other employees could terminate his or her relationship with us at any time. In addition, a number of key members of our senior management team have joined us recently as part of our investment in the expansion of our business, including our President and Chief Executive Officer – David Wadhwani, our Chief Financial Officer – Randy Gottfried, our Chief Marketing Officer – Kendall Collins, our Chief People Officer – Susan Lovegren and our Senior Vice President, Customer and Strategic Operations – Danny Winokur. In connection with Joe Sexton’s transition to an advisory role, we recently appointed Dali Rajic as our Chief Revenue Officer. In August 2016, our Founder, Jyoti Bansal, resigned as an executive officer and employee but continues to serve as our Chairman. As we continue to grow, other members of our senior management team may transition into new roles within AppDynamics and there may be additional changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. If we fail to identify, recruit and integrate strategic hires, or if new members of our senior management team do not successfully transition into their new positions or fail to create effective working relationships among the other members of management, our business, operating results and financial condition could be adversely affected. Any such changes in leadership or the loss of any of our founder or other members of our senior management team or key personnel, might significantly delay or prevent the achievement of our business objectives and could harm our business and our customer relationships, especially in the event that we have not been successful in developing adequate succession plans. We do not maintain key man life insurance with respect to any officer or other employee.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate substantial numbers of qualified personnel or expand and train our sales force, we may not be able to grow effectively.

Our success largely depends on the talents and efforts of highly skilled individuals and our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry, especially in the San Francisco Bay Area is intense and often leads to increased compensation and other personnel costs. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Our continued ability to compete effectively depends on our ability to attract substantial numbers of qualified new employees and to retain and motivate our existing employees. Also, to the extent we hire employees from competitors or other companies, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information of their former employers.

In addition, we are substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining a sufficient number of sales personnel to support our domestic and international growth. Further, due to our rapid growth, a large percentage of our sales force is new, and new hires require significant training and experience before reaching full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, or at all, and we may not be able to hire or retain qualified personnel in a timely manner. If we are unable to hire, train and retain a sufficient number of qualified and productive sales personnel, our business, operating results and financial condition could be harmed.

Further, a large portion of our employee base is substantially vested in significant stock option grants and, upon the expiration of the lock-up period applicable to this offering, restricted stock units (RSUs). The ability to either exercise those options and sell their stock and vested and settled RSUs in a public market after the completion of this offering and after the completion of any applicable lock-up period may lead to a larger than normal turnover rate. Additionally, subject to certain limitations, approximately 5.8 million RSUs will vest upon expiration of the lock-up period applicable to this offering, assuming a lock-up expiration date of July 25, 2017. We intend to issue stock options and RSUs as key components of our overall compensation and employee attraction and retention efforts. Further, upon the completion of this offering we will recognize a material one-time stock-based compensation expense due to the performance condition associated with a substantial majority of our RSUs, outstanding as of October 31, 2016, becoming probable.

We believe that our corporate culture and innovative research and development model are key components of our success. If we cannot maintain these key components as we grow, our business, operating results and financial condition could be harmed.

Our corporate culture, which we believe fosters innovation, encourages teamwork and prioritizes customer success, and our innovative research and development model have been critical components of our success. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture and innovative research and development model. Any failure to preserve our culture and research and development model as we grow could negatively affect our future success, including our ability to attract and retain employees, encourage innovation, creativity and teamwork and effectively focus on and pursue our corporate objectives.

We generate a significant amount of revenue from sales outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

Sales to customers located outside of the United States represented 30%, 28% and 36% of our total revenue for the fiscal years ended January 31, 2014, 2015 and 2016, respectively. In order to maintain and expand our sales internationally, we need to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining international staff, and specifically sales management and sales personnel, we may experience difficulties in growing our international sales and operations. If we are not able to maintain successful partner and distributor relationships internationally or recruit additional companies to enter into strategic partner and distributor relationships with us, our future success in these international markets could be limited.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	increased expenses associated with international sales and operations, including establishing and maintaining office space and equipment for our international operations;

•	the effects and any resulting negative economic impact of the outcome of the United Kingdom’s referendum to exit the EU;

•	our ability to grow our sales infrastructure and penetration in the Asian-Pacific Region as the substantial majority of our international revenue has been generated in Europe, the Middle East and Africa to date;

•	unexpected costs and errors in the localization of our applications, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	difficulties in managing operations and adapting to customer desires due to distance, language and cultural differences;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	political instability and unfavorable economic conditions in the markets in which we currently have international operations or into which our brands and businesses may expand;

•	more restrictive or otherwise unfavorable government regulations, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our applications;

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	limitations on the enforcement of intellectual property rights, which will preclude us from building the brand recognition upon which we have come to rely in many jurisdictions;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification and localization of our applications required in foreign countries;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings to us;

•	adverse tax consequences and multiple and possibly overlapping tax structures;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;

•	greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including export and antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act 2010 (U.K. Bribery Act) and any trade regulations ensuring fair trade practices;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements; and

•	the potential for political unrest, terrorism, hostilities or war.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. In addition, the expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. These factors and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, operating results and financial condition.

While we have primarily transacted with our customers, vendors and partners in U.S. dollars, we have transacted in foreign currencies and expect to significantly expand the number of transactions that are denominated in foreign currencies in the future. Given our volume of international sales, a substantial portion of our total revenue is subject to foreign currency risk. Further strengthening of the U.S. dollar could cause our applications to become relatively more expensive to our customers outside of the United States leading to decreased sales from certain customers and a reduction in billings and revenue from purchases not denominated in U.S. dollars. Furthermore, a portion of our operating expenses is incurred outside of the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates which have been volatile in recent periods. A reduction in sales, and corresponding reduction in billings and revenue, or an increase in operating expenses due to fluctuations in foreign currency exchange rates will have an adverse effect on our financial condition and operating results. As a result of such foreign currency exchange rate fluctuations, it could also be more difficult to detect underlying trends in our business and operating results. To date, we have not engaged in currency hedging activities to limit risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. If we are not able to successfully manage or hedge against the risks associated with currency fluctuations, our financial condition and operating results could be adversely affected.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits brought against us, could result in significant costs and substantially harm our business, operating results and financial condition.

Patent and other intellectual property disputes are common in the markets in which we compete. Some companies in the markets in which we compete, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims of infringement, misappropriation or other violations of intellectual property rights against us, our partners, our technology partners or our customers. As the number of patents and competitors in our market increase, allegations of infringement, misappropriation and other violations of intellectual property rights may increase. For example, in 2013, CA, Inc. brought a patent infringement action against us in the United States District Court for the Eastern District of New York, which we settled in April 2015. Our broad application portfolio and the competition in our markets further exacerbate the risk of additional third-party intellectual property claims against us in the future. Any allegation of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs and resources defending against the claim, could distract our management from our business, and could cause uncertainty among our customers or prospective customers, all of which could have an adverse effect on our business, operating results and financial condition.

Furthermore, from time to time, we face allegations that we, our customers or our partners have infringed, misappropriated or violated intellectual property rights. In addition, companies that bring allegations against us may have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend against similar allegations that may be brought against them than we do. We have received, and may in the future receive, notices alleging that we have misappropriated, misused or infringed other parties’ intellectual property rights, including allegations made by our competitors or by non-practicing entities, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement assertions. There also is a market for acquiring third-party intellectual property rights and a competitor, or other entity, could acquire third-party intellectual property rights and pursue similar assertions based on the acquired intellectual property. They may also make such assertions against our customers or partners.

Additionally, our agreements with customers and partners include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of allegations of intellectual property infringement and, in some cases, for damages caused by us to property or persons or other third-party allegations. Furthermore, we have agreed in certain instances to defend our partners against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay judgments entered on such assertions. Large indemnity payments could harm our business, operating results and financial condition.

Any allegation of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the allegation and could distract our management from our business. As an example, while we were able to settle our dispute with CA, Inc. and received a full release from all allegations, we expended substantial resources and diverted management attention to settle the lawsuit. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve non-practicing entities or other adverse patent owners who have no relevant revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights.

An adverse outcome of a dispute may require us to take several adverse steps such as: pay substantial damages, including potentially treble damages, if we are found to have willfully infringed a third party’s patents or copyrights; cease making, using, selling, licensing, importing or otherwise commercializing applications that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our applications or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights or have royalty obligations imposed by a court; or indemnify our customers, partners and other third parties. Any damages or royalty obligations we may become subject to, any prohibition against our commercializing our applications and any third-party indemnity we may need to provide, as a result of an adverse outcome could harm our business and operating results.

Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

The success of our business depends on our ability to protect and enforce our proprietary rights, including our patents, trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. In expanding our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

As of October 31, 2016, we had 15 issued patents in the United States, but this number of patents is relatively small in comparison to some of our competitors and potential competitors. Additionally, as of October 31, 2016, we had 84 pending U.S. patent applications, 14 corresponding Patent Cooperation Treaty applications and eight pending patent applications in other non-U.S. jurisdictions, and may file additional patent applications in the future. Our issued patents expire between September 2030 and July 2035. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not result in issued patents, that the scope of the claims in our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our issued patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice our patented technology, or that we have the right to exclude others from practicing our patented technology. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or trade secrets and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or trade secrets.

Moreover, policing unauthorized use of our technologies, applications and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our applications, technologies or intellectual property rights.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against allegations of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, financial condition and cash flows. If we are unable to protect our intellectual property rights, our business, operating results and financial condition will be harmed.

Our use of open source technology could impose limitations on our ability to commercialize our applications and platform and application intelligence software platform.

We use open source software in our applications and platform and expect to continue to use open source software in the future. Although we monitor our use of open source software to avoid subjecting our applications and platform to conditions we do not intend, we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works, or our proprietary source code that was developed using such software. These allegations could also result in litigation. The terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our applications. In such an event, we could be required to seek licenses from third parties to continue offering our applications, to make our proprietary code generally available in source code form, to re-engineer our applications or to discontinue the sale of our applications if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. In addition, if we were to combine our proprietary software applications with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software applications.

We rely on the availability of third-party licenses for some of our applications and our inability to obtain such licenses, or obtain them on favorable terms, could adversely affect our business, operating results and financial condition.

Some of our applications include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these applications or to seek new licenses for existing or new applications. There can be no assurance that the necessary licenses will be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and may have a material adverse effect on our business, operating results and financial condition. In addition, third parties may allege that additional licenses are required for our use of their software or intellectual property, and we may be unable to obtain such licenses on commercially reasonable terms or at all. Moreover, the inclusion in our applications of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our applications from those of our competitors.

If we are unable to maintain successful relationships with our partners, or if our partners fail to perform, our ability to market, sell and distribute our applications and services will be limited, and our business, operating results and financial condition could be harmed.

In addition to our direct sales force, we rely on our distributors, resellers and managed service providers to sell and support our applications and services and generate a material portion of our billings and revenue, and we expect that sales through partners will continue to be material.

Our agreements with our partners are generally non-exclusive, meaning our partners may offer products from several different companies to their customers, including products that compete with our applications. If our partners do not effectively market and sell our applications, choose to use greater efforts to market and sell their own products or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our applications and services will be harmed. Furthermore, our partners may cease marketing our applications with limited or no notice and with little or no penalty, and new partners require extensive training and may take several months or more to achieve productivity. The loss of a substantial number of our partners, our possible inability to replace them or the failure to recruit additional partners could harm our operating results. In addition, sales by partners are more likely than direct sales to involve collectability concerns, particularly in developing markets. Our partner structure could also subject us to lawsuits or reputational harm if, for example, a partner misrepresents the functionality of our applications to customers or violates applicable laws or our corporate policies.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our partners, and our ability to train our partners to independently sell and deploy our applications. If we are unable to maintain our relationships with these partners or otherwise develop and expand our indirect sales channel, or if our partners fail to perform, our business, operating results and financial condition will be harmed.

Our sales to government entities are subject to a number of challenges and risks.

We sell to U.S. federal and state and foreign governmental agency customers, primarily through our channel partners, and we may increase sales to government entities in the future. Sales to government entities are subject to a number of challenges and risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our applications are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our applications. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely affect our future operating results.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Industry and Market Data.”

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds, in particular as we seek to grow our business, including the need to develop new applications or application enhancements, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital, manage our business and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. Additionally, our existing revolving credit facility and term loan facility with Silicon Valley Bank limits our ability to incur additional indebtedness, however, these restrictions are subject to a number of qualifications and exceptions and may be amended with the consent of Silicon Valley Bank. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our growth, scale our infrastructure, develop new applications or application enhancements and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we have in the past made, and may in the future make, acquisitions or investments in complementary companies, products and technologies that we believe fit within our business model and can address the needs of our customers and potential customers. With respect to our previous acquisitions, we cannot ensure that we will be able to successfully integrate the technology and resources to increase our customer base and grow revenue derived from these acquisitions. In the future, we may not be able to acquire and integrate other companies, products or technologies in a successful manner. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, our revenue and operating results could be adversely affected. Any integration process may result in unforeseen operating difficulties and require significant management attention and resources, and we may not be able to manage the process successfully. In particular, we may encounter difficulties assimilating or integrating the companies, products, technologies, personnel or operations we acquire, particularly if the key personnel of an acquired business are geographically dispersed or choose not to continue to work for us following the acquisition. Acquisitions may also disrupt our core business, divert our resources and require significant management attention that would otherwise be available for development of our business. In addition, we may not successfully evaluate or utilize the acquired products, technologies, personnel or operations, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. If we fail to properly evaluate, execute or integrate acquisitions or investments, the anticipated benefits may not be realized, we may be exposed to unknown or unanticipated liabilities, and our business, financial results, financial condition and prospects could be harmed.

Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale or issuance of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness to finance any such acquisition will result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In addition, our future operating results may be adversely affected by the dilutive effect of an acquisition, or performance earn-outs or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expenses, and the recording and subsequent amortization of amounts related to certain purchased intangible assets such as goodwill, any of which items could negatively affect our future operating results. We may also incur goodwill impairment charges in the future if we do not realize the value of these intangibles.

Our business is subject to a wide range of laws and regulations and our failure to comply with those laws and regulations could harm our business, operating results and financial condition.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, privacy and data protection laws, anti-bribery laws, import and export controls, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Because our applications could be used to collect and store personal information, domestic and international privacy concerns could result in additional costs and liabilities to us or inhibit sales of our applications.

Privacy and information security have become a significant issue in the United States and in many other jurisdictions where we offer our applications. The regulatory framework relating to privacy and the handling of personal information issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission and state breach notification laws. In the EU, the EU Parliament recently adopted the new General Data Protection Regulation which is set to come into force in May 2018. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the EU Data Protection Directive as transposed into national law by each member state of the EU.

As part of our efforts as a global business to comply with the obligations related to personal data under EU member state laws, we historically have relied upon adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks agreed to by the U.S. Department of Commerce and the EU and Switzerland. The Safe Harbor Frameworks established means for organizations operating within the EU and Switzerland to transfer personal data, as the term is used in the context of the EU Data Protection Directive, to the United States in accordance with relevant European standards for data protection. Our self-certification under the Safe Harbor Frameworks subjects us to oversight by the U.S. Federal Trade Commission, and potential non-compliance could result in an investigation and enforcement action brought by the Federal Trade Commission. In October 2015 the U.S.-EU Safe Harbor Framework was invalidated by a decision of the Court of Justice of the European Union (CJEU Ruling). As a result of the CJEU Ruling, the Swiss data protection regulator has questioned the status of the U.S.-Swiss Safe Harbor Framework. In light of these events, we have put in place measures to ensure that transfers of personal data from the European Economic Area (EEA) are carried out in compliance with EU data protection law, the guidance of data protection authorities, and evolving best practices. EU data protection law relating to transfers of personal data from the EEA to the United States is still evolving, and in the future we may find it necessary or desirable to make other changes to our personal data handling. Despite establishing procedures for our transfer of personal data from the EEA, EEA data protection regulators still have the power to find our transfers of personal data from the EEA to the United States to be in contravention of EU data protection laws and we may experience reluctance or refusal by current or prospective European customers to use our applications. In particular, we and our customers may face a risk of investigations or enforcement actions by data protection regulators in the EEA, and of fines and penalties. Responding to an investigation or enforcement action could divert management’s attention and resources, cause us to incur investigation, compliance and defense costs and other professional fees, and adversely affect our business, operating results, financial condition and cash flows.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our applications. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our applications, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

With respect to all of the above, any failure or perceived failure by us or our platform to comply with U.S., EU or other foreign privacy or security laws, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity. Such actions and penalties could divert management’s attention and resources, adversely affect our business, operating results, financial condition and cash flows, and cause our customers and partners to lose trust in our applications, which could have an adverse effect on our reputation and business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations and industry standards concerning privacy, data protection and information security have continued to develop and evolve rapidly, it is possible that we or our applications may not be, or may not have been, compliant with each such applicable law, regulation, and industry standard.

Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. For instance, the outcome of the United Kingdom’s referendum to exit the EU has created uncertainty with regard to the future of data protection in the United Kingdom. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws, regulations, other legal obligations or industry standards, or any changed interpretations of the foregoing limit our customers’ or partners’ ability to use and share personally identifiable information or our ability to store, process and share personally identifiable information or other data, demand for our applications could decrease, our costs could increase and our business, operating results and financial condition could be harmed.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our applications. Privacy and personal information security concerns, whether valid or not valid, may inhibit market adoption of our applications particularly in certain industries and foreign countries.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our applications are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our applications must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our applications or changes in applicable export or import regulations may create delays in the introduction and sale of our applications in international markets, prevent our customers with international operations from deploying our applications or, in some cases, prevent the export or import of our applications to certain countries, governments or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our applications, or in our decreased ability to export or sell our applications to existing or potential customers with international operations. Any decreased use of our applications or limitation on our ability to export or sell our applications will likely adversely affect our business.

Furthermore, we incorporate encryption technology into certain of our applications. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our applications or could limit our customers’ ability to implement our applications in those countries. Encrypted products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our applications, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our applications, including with respect to new releases of our applications, may create delays in the introduction of our applications in international markets, prevent our customers with international operations from deploying our products throughout their globally-distributed systems or, in some cases, prevent the export of our applications to some countries altogether.

Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain applications and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Any violations of such economic embargoes and trade sanction regulations could have negative consequences, including government investigations, penalties and reputational harm.

Due to the global nature of our business, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate, and various international trade and export laws.

The global nature of our business creates various domestic and local regulatory challenges. The FCPA, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business to non-U.S. officials, or in the case of the U.K. Bribery Act, to any person. In addition, U.S. based companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically stretches our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and operating results. We cannot assure that our employees or other software agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Exposure to political developments in the United Kingdom, including the result of the June 2016 U.K. referendum on membership in the EU, could have a material adverse effect on us.

On June 23, 2016, a referendum was held on the United Kingdom’s membership in the EU, the outcome of which was a vote in favor of leaving the EU. The United Kingdom’s vote to leave the EU creates an uncertain political and economic environment in the United Kingdom and potentially across other EU member states, which may last for a number of months or years.

Article 50 of the Treaty of the European Union (Article 50) allows a member state to decide to withdraw from the EU in accordance with its own constitutional requirements. The formal process for leaving the EU will be triggered only when the United Kingdom delivers an Article 50 notice to the European Council, although informal negotiations around the terms of any exit may be held before such notice is given. Delivery of the Article 50 notice will start a two-year period for the United Kingdom to exit from the EU, although this period can be extended with the unanimous agreement of the European Council. Without any such extension (and assuming that the terms of withdrawal have not already been agreed), the United Kingdom’s membership in the EU would end automatically on the expiration of that two-year period.

The result of the referendum means that the long-term nature of the United Kingdom’s relationship with the EU is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. In the interim, there is a risk of instability for both the United Kingdom and the EU, which could adversely affect our results, financial condition and prospects.

It is currently expected that the U.K. government will shortly commence negotiations in connection with any exit from the EU and will make a decision regarding the timing for giving an Article 50 notice. There is also considerable uncertainty as to whether, following any Article 50 notice being given, the arrangements for the United Kingdom to leave the EU will be agreed upon within the two-year period and, if not, whether an extension of that time period would be agreed upon. It is also possible that the EU will pressure the United Kingdom to exit prior to the end of the two-year period. There is also a risk of the United Kingdom’s exit from the EU being affected without mutually acceptable terms being agreed and that any terms of such exit could adversely affect our operating results, financial condition and prospects.

The uncertainty created by the United Kingdom’s vote to leave the EU has caused and may continue to cause significant volatility in global financial markets and the value of the British Pound or other currencies, including the Euro. For instance, we maintain a wholly-owned subsidiary in the United Kingdom as part of our operating and tax structure whose functional currency is the British Pound. Depending on the terms reached regarding any exit from the EU, it is possible that there may be adverse practical or operational implications on our business, including our operating and tax structure, and, as such, we may, in the future, need to make changes to our operating and tax structure or the functional currency of our U.K. subsidiary if such implications persist. Consequently, no assurance can be given as to the impact of the referendum outcome and, in particular, no assurance can be given that our business, operating results and financial condition will not be adversely impacted by the result.

The nature of our business requires the application of complex revenue and expense recognition rules and the current legislative and regulatory environment affecting generally accepted accounting principles is uncertain. Significant changes in current principles could affect our financial statements going forward and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. For example, in May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which will supersede nearly all existing revenue recognition guidance. Although the new standard permits early adoption as early as the first quarter of fiscal year 2018, the effective date of the new revenue standard is our first quarter of fiscal 2019. We do not plan to early adopt, and accordingly, we will adopt the new standard effective February 1, 2018. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. We currently plan to adopt using the full retrospective approach; however, a final decision regarding the adoption method has not been finalized at this time. Our final determination will depend on a number of factors such as the significance of the impact of the new standard on our financial results, system readiness, including that of software procured from third-party providers, and our ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary. While we continue to assess the potential impacts, under the new standards there is the potential for significant impacts to the accounting for subscription revenue, particularly time-based licenses, accounting for professional services revenue, and accounting for incremental contract acquisition costs. The application of this new guidance may result in a change in the timing and pattern of revenue recognition including the retrospective recognition of revenue in historical periods that may negatively affect our future revenue trend, which, despite no change in associated cash flows, could have a material adverse effect on our net income. We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of license revenue and other revenue sources, our operating results could be significantly affected.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant judgments, estimates and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation expense, sales commissions costs, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

Our international operations subject us to potentially adverse tax consequences.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and changes to tax laws. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. From time to time, we are subject to income and non-income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our business, operating results and financial condition.

Our future effective tax rate may be affected by such factors as changes in tax laws, regulations or rates, changing interpretation of existing laws or regulations, the impact of accounting for stock-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We may not be able to repatriate our cash and undistributed earnings held in foreign jurisdictions without incurring additional tax liabilities.

As of October 31, 2016, we had $94.5 million of cash and cash equivalents on our balance sheet, $19.7 million of which was cash and cash equivalents held in foreign jurisdictions, most notably in the United Kingdom. Except as required under U.S. tax laws, we do not provide for U.S. taxes on approximately $0.1 million of cumulative undistributed earnings of foreign subsidiaries that have not been previously taxed, as we expect to invest such undistributed earnings indefinitely outside of the United States. We may not be able to repatriate cash and cash equivalents or undistributed earnings held in foreign jurisdictions without incurring additional tax liabilities and higher effective tax rates. Accordingly, our cash and cash equivalents or undistributed earnings held in foreign jurisdictions may effectively be trapped in such foreign jurisdictions unless we are willing to incur additional tax liabilities. In addition, there have been proposals to change U.S. tax laws that would significantly affect how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form this proposed legislation may pass, if enacted it could have a material adverse effect on our tax expense and cash flow.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2016, we had federal, state and foreign net operating loss carryforwards (NOLs) of $182.1 million, $199.8 million and $94.7 million, respectively, which, subject to the following discussion, are generally available to be carried forward to offset our future taxable income, if any, until such NOLs are used or expire. Our federal, state and foreign NOLs begin to expire in 2019.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Similar rules may apply under state tax laws. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.

Our facilities in California are located near known earthquake faults, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities, which could harm our operating results.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a material adverse impact on our business, operating results and financial condition. Our facilities in the San Francisco Bay Area are located near known earthquake fault zones and are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be impaired. The insurance we maintain may not be adequate to cover and in some cases may exclude our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could harm our ability to conduct our business.

Risks Related to Our Common Stock and This Offering

An active trading market for our common stock may never develop or be sustained.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “APPD.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood of, or the liquidity of any trading market, your ability to sell your shares of common stock when desired or the prices that you may be able to obtain for your shares.

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance, and this volatility may be exacerbated by the relatively small public float of our common stock. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that may cause the market price of our common stock to fluctuate include:

•	announcements of new applications, services or technologies, relationships with partners, acquisitions or other events by us or our competitors;

•	changes in economic conditions;

•	changes in prevailing interest rates;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	quarterly fluctuations in demand for our loans;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	regulatory developments in the United States, foreign countries or both;

•	major catastrophic events;

•	sales of large blocks of our stock; and

•	departures of key personnel.

In addition, if the market for technology stocks or the overall stock market experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business, and this could have a material adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. The effect of sales of our common stock in the public market may be exacerbated by the relatively small public float of our common stock following this offering. Based on the total number of outstanding shares of our common stock as of October 31, 2016, upon completion of this offering and the concurrent private placement, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we will have 125,849,883 shares of common stock outstanding, assuming no exercise of our outstanding options. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (Securities Act), except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described in the section titled “Underwriting,” we and all of our executive officers, directors and substantially all of our equity holders have agreed or will agree not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley and Co. LLC and Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus. All of the shares of common stock sold in the concurrent private placement will be subject to such lock-up period. When the lock-up period expires security holders will be able to sell their shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for additional information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, following the completion of this offering, we intend to file a registration statement to register all shares subject to options and RSUs outstanding or reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and applicable lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options or vesting and settlement of RSUs, including the approximately 5.8 million RSUs that will vest upon expiration of the lock-up period applicable to this offering, assuming a lock-up expiration date of July 25, 2017, subject to certain limitations, will be available for immediate resale in the United States in the open market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See the section titled “Shares Eligible for Future Sale” for additional information.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $10.82 per share, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range as set forth on the cover page of this prospectus, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and assuming we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on the assumed initial public offering price, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our founders and earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. In addition, investors who purchase shares in this offering will contribute approximately 26.6% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 9.5% of our outstanding shares. In addition, we have issued options to acquire our common stock at prices significantly below the initial public offering price. To the extent outstanding options and warrants are ultimately exercised and RSUs vest, there will be further dilution to investors in this offering.

If we complete a concurrent private placement with certain of our stockholders, the available public float of our common stock will be reduced.

Pursuant to existing allocation agreements with certain of our existing stockholders, General Atlantic, Adage Capital Partners and Altimeter Partners, we have granted such stockholders the right, but not the obligation, to purchase shares of common stock from us, at the same per share purchase price as the initial public offering price, in a private placement concurrent to this offering. The sale of shares to General Atlantic, Adage Capital Partners or Altimeter Partners in the concurrent private placement, if any, will not be registered in this offering. If we complete the concurrent private placement, our available public float for our common stock will be reduced because each of General Atlantic, Adage Capital Partners and Altimeter Partners will be restricted from selling the shares purchased by them in the concurrent private placement pursuant to lock-up agreements they have entered into with the underwriters in this offering. As a result, the sale of common stock in the concurrent private placement to any of General Atlantic, Adage Capital Partners and Altimeter Partners would reduce the liquidity of our common stock relative to what it would have been had these shares been sold in this offering and been purchased by investors that were not affiliated with us.

If securities analysts do not publish or cease publishing research or reports about our business, or if they downgrade our stock, the price of our stock and trading volume could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock will be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price will likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The concentration of ownership among our executive officers, directors and principal stockholders will provide them, collectively, with substantial control over us after this offering and the concurrent private placement, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our executive officers, directors and each of our stockholders who beneficially own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 70% of the outstanding shares of our common stock after this offering and the concurrent private placement, based on the number of shares outstanding as of October 31, 2016, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have broad discretion in the use of the net proceeds that we receive in this offering and the concurrent private placement and may not use them in a manner that increases our value.

We intend to use a portion of our net proceeds that we receive from this offering and the concurrent private placement for the repayment of our term loan, which had an outstanding balance of $20.0 million as of October 31, 2016, and pay a cash fee owed to our lender under our credit facility upon the completion of this offering which, as of October 31, 2016, we estimated to be $1.5 million. We also may use a portion of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs held by certain of our employees which will begin to vest upon expiration of the lock-up period applicable to this offering. We have not yet determined the specific allocation of the remaining net proceeds that we receive in this offering and the concurrent private placement. Rather, we intend to use the net proceeds we receive from this offering and the concurrent private placement for general corporate purposes, including working capital, sales and marketing activities, application and application enhancement development, investment in our technology and analytics, general and administrative matters and capital expenditures. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and the concurrent private placement and might not be able to obtain a significant return, if any, on investment of these net proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value. If we do not use the net proceeds that we receive in this offering and the concurrent private placement effectively, then our business, operating results and financial condition could be harmed. Additionally, because we have not entered into definitive agreements with General Atlantic, Adage Capital Partners or Altimeter Partners governing the purchase of shares of common stock in the concurrent private placement, there can be no guarantee that the concurrent private placement will take place or that such investors will purchase the number of shares that they have indicated that they will.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the JOBS Act). The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to help ensure compliance with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to continue to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease being an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We are in the process of upgrading our ERP system as well as other accounting and sales IT systems which may materially affect our internal control reporting. While we believe that the implementation of these new systems will in the long-term improve our internal controls and financial reporting functions, there may be delays and disruptions in our internal controls over financial reporting during this implementation period that may materially adversely affect our ability to monitor our business and timely prepare our financial statements.

We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may occur in the future. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements, that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive because we may rely on certain exemptions applicable to “emerging growth companies.” If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards will otherwise apply to private companies. However, we are irrevocably choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorizing the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibiting stockholder action by written consent, which could require all stockholder actions to be taken at a meeting of our stockholders;

•	prohibiting stockholders from calling a special meeting of our stockholders;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establishing advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any

“interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware or a state or federal court located within the city and county of San Francisco, California, as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or (4) any action asserting a claim against us that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware or a state or federal court located within the city and county of San Francisco, California, in all cases subject to the court’s having personal jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision of our amended and restated bylaws. The forum selection clause in our amended and restated bylaws may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix and ability to achieve and maintain future profitability;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	the impact of seasonality on our business;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	our ability to maintain and expand our customer base and our partner network;

•	our ability to retain our customers and broaden their use of our applications;

•	our ability to sell our applications and expand internationally;

•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs, and our ability to successfully monetize them;

•	our ability to hire and retain necessary qualified employees to grow our business and expand our operations;

•	the evolution of technology affecting our applications, platform and markets;

•	our ability to adequately protect our intellectual property;

•	our liquidity and working capital requirements;

•	our spending of the net proceeds from this offering and the concurrent private placement;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our ability to successfully implement new IT systems and processes, including a new ERP system;

•	our ability to successfully complete the rearchitecture of our application intelligence software platform;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and growth prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data, including those relating to our industry and the market in which we operate, that we have obtained or derived from industry publications and reports, including reports from Accenture LLP (Accenture), International Data Corporation (IDC), Forrester Research, Inc. (Forrester), Gartner, Inc. (Gartner), The Board of Governors of the Federal Reserve System (U.S. Federal Reserve) and McKinsey & Company (McKinsey) and data from S&P Global Market Intelligence. These industry publications, reports, surveys and data generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Furthermore, unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information and data from various sources, including S&P Global Market Intelligence and Gartner, on assumptions that we have made that are based on that information and data and other similar sources and on our knowledge of the markets for our applications and services. This information involves a number of assumptions, limitations and estimates, and there is no assurance that any of them will be reached. Based on our industry experience, we believe that the publications, reports, surveys and data are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the industry publications, reports and estimates made by these independent third parties and by us.

The Accenture Report described herein refers to:

(1)	Accenture, Customer 2020: Are You Future-Ready or Reliving the Past?, dated as of 2014.

The Forrester Reports described herein (Forrester Reports) represents data, research, opinions or viewpoints published as part of a syndicated subscription service, by Forrester, and are not representations of fact. The Forrester Reports speak as of the original publication date (and not as of the date of this prospectus) and the opinions expressed in the Forrester Reports are subject to change without notice. The Forrester Reports consist of:

(1)	Forrester, Forrester Research eCommerce Forecast 2014 To 2019 (US), dated April 22, 2015, by Sucharita Mulpuru, Victoria Boutan, Carrie Johnson, Susan Wu and Laura Naparstek.

(2)	Forrester, Optimize Performance for Global and Mobile eCommerce, dated March 30, 2016, as updated April 7, 2016, by Mark Grannan.

(3)	Forrester, Predictions 2016: The New Breed of CIO, dated November 2, 2015, by Nigel Fenwick and Pascal Matzke.

The U.S. Federal Reserve Report described herein refers to:

(1)	U.S. Federal Reserve, Consumers and Mobile Financial Services 2016, dated March 2016, by Sam Dodini, Alejandra Lopez-Fernandini, Ellen Merry and Logan Thomas.

The IDC Reports described herein consist of:

(1)	IDC, All About Face: Digital Transformation Spurring Growth for Customer-Facing Business Processes, dated March 2015, by Eileen Smith.

(2)	IDC, DevOps and the Cost of Downtime: Fortune 1000 Best Practice Metrics Quantified, dated December 2014, by Stephen Elliot.

(3)	IDC, Service Innovation: Understanding Worldwide Digital Transformation Spending Trends, dated May 2016, by Eileen Smith and Suya Xiong.

The McKinsey Reports described herein consist of:

(1)	McKinsey, Beyond Agile: Reorganizing IT for Faster Software Delivery, dated September 2015, by Oliver Bossert, Chris Ip and Irina Starikova.

(2)	McKinsey, Digitizing the Value Chain, dated March 2015, by John Nanry, Subu Narayanan and Louis Rassey.

The Gartner Report(s) described herein, (the Gartner Report(s)) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Reports, which appear in this prospectus in the order below, consist of:

(1)	Gartner, Forecast: Enterprise Software Markets, Worldwide, 2013-2020, 4Q16 Update, dated December 16, 2016, by Matthew Cheung, Yanna Dharmasthira, Chad Eschinger, Robert P. Anderson, Bianca Francesca Granetto, April Adams, Laurie F. Wurster, Federico De Silva, Colleen Graham, Fabrizio Biscotti, Chris Pang, Hai Hong Swinehart, Bhavish Sood, Nigel Montgomery, Sid Deshpande, Michael Warrilow, Neha Kumar, Terilyn Palanca, Jim Hare, Alys Woodward, Julian Poulter, JP Corriveau, Craig Roth appearing on pages 4 and 116 of this prospectus.

(2)	Gartner, IT Market Clock for Programing Languages, 2016, dated September 19, 2016, by Mark Driver, appearing on page 114 of this prospectus.

(3)	Gartner, Magic Quadrant for Application Performance Monitoring Suites, dated December 21, 2016, by Cameron Haight, Will Cappelli and Federico De Silva, appearing on page 118 of this prospectus.

The S&P Global Market Intelligence data described herein represents proprietary data gathered by S&P Global Market Intelligence and is not a representation of fact. The S&P Global Market Intelligence data is as of October 28, 2016 (and not as of the date of this prospectus) and is subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 12,000,000 shares of common stock in this offering, excluding the concurrent private placement, will be approximately $116.8 million, based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $135.2 million, after deducting estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us from this offering by $11.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions from this offering. Each increase or decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $10.2 million, assuming that the assumed initial public offering price, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions from this offering.

Pursuant to the allocation agreements with General Atlantic, Adage Capital Partners and Altimeter Partners, we have granted such investors the right, but not the obligation, to purchase shares of our common stock from us, at the same purchase price per share as investors who participate in this offering, in a private placement concurrent to this offering. If we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that our proceeds from the concurrent private placement will be approximately $32.5 million. A $1.00 increase or decrease in the assumed initial public offering price would not increase or decrease the net proceeds to us from the concurrent private placement because the maximum number of shares that may be purchased from us in the concurrent private placement fluctuates based on the initial public offering price. Because we have not entered into definitive agreements with General Atlantic, Adage Capital Partners or Altimeter Partners governing the purchase of shares of common stock in the concurrent private placement, there can be no guarantee that the concurrent private placement will take place or that such investors will purchase the number of shares that they have indicated an interest in purchasing. See the section titled “Description of Capital Stock—Allocation Agreements and Concurrent Private Placement” for additional information.

The principal purposes of this offering are to repay our term loan under our credit facility, to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace. We intend to use a portion of the net proceeds from this offering and the concurrent private placement to fully repay our term loan under our credit facility (including related prepayment penalties, accrued interest and related fee payments), which had an outstanding balance of $20.0 million as of October 31, 2016, and pay a cash fee owed to our lender under our credit facility as a result of the completion of this offering which, as of October 31, 2016, we estimated to be $1.5 million. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility” for additional information regarding our term loan and the related cash fee. We also may use a portion of the net proceeds to satisfy tax withholding obligations related to the vesting of restricted stock units (RSUs) held by certain of our employees which will begin to vest upon expiration of the lock-up period applicable to this offering. We do not currently know the amount of net proceeds that may be used to satisfy these tax withholding obligations because it would be dependent on a number of factors, including our stock price on the date of vesting and the number of RSUs that vest on such date. We currently expect that the average of these withholding tax rates will be approximately 45%. Assuming our stock price on the date of vesting will be equal to the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the vesting of approximately 5.8 million RSUs on the estimated lock-up expiration date, and the assumed average withholding tax rate of 45% for certain of our employees from whom we may withhold taxes, we would use approximately $28.7 million to satisfy these tax withholding obligations. A $1.00 increase or decrease in our assumed stock price on the date of vesting of $11.00 per share, assuming no change to the applicable tax rates, would increase or decrease the amount we would be required to pay to satisfy these tax withholding obligations by approximately $2.6 million. We expect to use the remaining proceeds for general corporate purposes, including working capital, sales and marketing activities, solution and platform development, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering and the concurrent private placement. Pending these uses, we intend to invest the net proceeds from this offering and the concurrent private placement in short-term and long-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, corporate bonds and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facility contains restrictions on our ability to declare and pay cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities, long-term debt, including current maturities, and capitalization as of October 31, 2016 on:

•	an actual basis;

•	a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 76,982,448 shares of our common stock immediately prior to the completion of this offering (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share), and (ii) the filing of our amended and restated certificate of incorporation in Delaware, which will occur in connection with the completion of this offering; and

•	a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the receipt of $116.8 million in net proceeds from the sale and issuance by us of 12,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us and (iii) our use of a portion of our net proceeds of this offering to fully repay our term loan under our credit facility, which had an outstanding balance of $20.0 million as of October 31, 2016, and pay a cash fee to our lender under our credit facility that will become due as a result of the completion of this offering which, as of October 31, 2016, we estimated to be $1.5 million.

If the initial public offering price is equal to $11.00 per share, 11,552,805 outstanding shares of our Series F redeemable convertible preferred stock would convert into 13,879,138 shares of common stock. A $1.00 or greater decrease in the initial public offering price would not increase the number of shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock, and a $1.00 or greater increase in the initial public offering price would result in the 11,552,805 outstanding shares of Series F redeemable convertible preferred stock converting into 11,552,805 shares of our common stock.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read the information in this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$141,959	$141,959	$239,319	(3)

Long-term debt, including current maturities	$22,604	$22,604	$3,130	(4)

Redeemable convertible preferred stock, $0.001 par value, 74,656,115 shares authorized; 74,656,115 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$310,147	$—	$—
Stockholders’ deficit:
Common stock, $0.001 par value, 155,000,000 shares authorized, actual, and 1,000,000,000 shares authorized, pro forma and pro forma as adjusted; 33,912,891, 110,895,339 and 122,895,339 shares issued and outstanding, actual, pro forma and pro forma as adjusted	34	111	123
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	53,717	363,787	480,535
Accumulated other comprehensive income	16,279	16,279	16,279
Accumulated deficit	(476,811)	(476,811)	(477,337	)(4)

Total stockholders’ equity (deficit)	(406,781)	(96,634)	19,600

Total capitalization	$(96,634)	$(96,634)	$19,600

(1)	If we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization would be $271.8 million, $513.0 million, $52.1 million and $52.1 million, respectively.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share, would increase or decrease each of pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $11.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, assuming the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, and after deducting estimated underwriting discounts and commissions from this offering. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable, cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $10.2 million, assuming the assumed initial public offering price remains the same, assuming the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, and after deducting estimated underwriting discounts and commissions from this offering. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	The pro forma as adjusted cash, cash equivalents and marketable securities reflects $2.1 million of offering expenses paid by us as of October 31, 2016 out of the $6.0 million of total estimated offering expenses paid or payable by us.
(4)	The pro forma as adjusted long-term debt, including current maturities, and the accumulated deficit includes the accelerated amortization of the remaining debt issuance cost of approximately $0.5 million as of October 31, 2016 due to the planned repayment of our term loan.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, and assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization as of October 31, 2016 would be $290.2 million, $531.4 million, $70.5 million and $70.5 million, respectively.

The number of shares of common stock that will be outstanding after this offering and the concurrent private placement is based on 110,895,339 shares of common stock (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share) outstanding as of October 31, 2016, and excludes:

•	14,027,005 shares of common stock issuable upon the exercise of options to purchase common stock under our 2008 Stock Plan (2008 Plan) that were outstanding as of October 31, 2016, with a weighted-average exercise price of $3.48 per share;

•	21,638,623 shares of common stock issuable upon the vesting of RSUs under our 2008 Plan that were outstanding as of October 31, 2016;

•	42,500 shares of common stock issuable upon the exercise of options to purchase common stock under our 2008 Plan that were granted after October 31, 2016, with an exercise price of $12.70 per share;

•	1,597,416 shares of common stock issuable upon the vesting of RSUs under our 2008 Plan that were granted after October 31, 2016;

•	201,636 shares of common stock issuable upon the exercise of warrants outstanding as of October 31, 2016, with an exercise price of $1.60 per share;

•	12,100,000 additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Equity Incentive Plan (2017 Plan), which will become effective one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, at which time we will cease granting awards under our 2008 Plan; and

•	3,000,000 additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Employee Stock Purchase Plan (ESPP), which became effective on the date it was adopted by our board of directors.

Our 2017 Plan and our ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2008 Plan that expire, are forfeited or are otherwise terminated, in each case as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to public investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of October 31, 2016 was $(129.0) million, or $(3.80) per share. Our pro forma net tangible book value as of October 31, 2016 was $(129.0) million, or $(1.16) per share, based on the total number of shares of our common stock outstanding as of October 31, 2016, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock, which will occur upon the completion of this offering (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share).

After giving effect to the sale by us of 12,000,000 shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us, our pro forma as adjusted net tangible book value as of October 31, 2016 would have been approximately $(9.4) million, or $(0.08) per share. This represents an immediate increase in pro forma net tangible book value of $1.08 per share to our existing stockholders and an immediate dilution of $11.08 per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of October 31, 2016	$(1.16)
Increase in pro forma net tangible book value per share attributable to public investors in this offering	1.08

Pro forma net tangible book value per share immediately after this offering		$(0.08)

Dilution in pro forma net tangible book value per share to public investors in this offering		$11.08

If we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering and the concurrent private placement would be $0.18 per share, and the dilution in pro forma net tangible book value per share to public investors in this offering would be $10.82 per share.

Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to public investors by $0.09, and would decrease or increase, as applicable, dilution per share to public investors in this offering by $0.91, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, and after deducting estimated underwriting discounts and commissions from this offering. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $0.09 per share and decrease or increase, as applicable, the dilution to public investors by $0.09 per share, assuming the assumed initial public offering price remains the same, assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, and after deducting estimated underwriting discounts and commissions from this offering. In addition, to the extent any outstanding options to purchase common stock are exercised, public investors will experience further dilution.

Based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, 11,552,805 outstanding shares of our Series F redeemable convertible preferred stock would convert into 13,879,138 shares of common stock. A $1.00 or greater decrease in the initial public offering price would not increase the number of shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock, and a $1.00 or greater increase in the initial public offering price would result in the 11,552,805 shares of our Series F redeemable convertible preferred stock converting into 11,552,805 shares of our common stock.

If the underwriters exercise their option to purchase additional shares from us in full, and assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $0.33 per share, and the dilution in pro forma net tangible book value per share to public investors in this offering would be $10.67 per share.

The following table presents on a pro forma as adjusted basis as of October 31, 2016, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock in connection with the completion of this offering (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share), the differences between the existing stockholders and the public investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, after giving effect to the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, but before deducting estimated underwriting discounts and commissions from this offering and estimated offering expenses paid or payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentages and per share amounts)

Existing stockholders	110,895	90.2%	$331,947	71.5%	$2.99
Public investors	12,000	9.8	132,000	28.5	$11.00

Total	122,895	100.0%	$463,947	100.0%

If we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, our existing stockholders (including our existing investors purchasing shares in the concurrent private placement) would own 90.5%, and the public investors purchasing shares of our common stock in this offering would own 9.5% of the total number of shares of our common stock outstanding upon the completion of this offering and the concurrent private placement.

Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share would increase or decrease the total consideration paid by public investors and total consideration paid by all stockholders by approximately $12.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, but before deducting estimated underwriting discounts and commissions from this offering. In addition, to the extent any outstanding options to purchase common stock are exercised, public investors will experience further dilution.

If the underwriters exercise their option to purchase additional shares from us in full, and assuming that the proceeds we receive from the sale of shares of common stock in the concurrent private placement remain the same, our existing stockholders (including our existing investors purchasing shares in the concurrent private placement) would own 89.2%, and the public investors purchasing shares of our common stock in this offering would own 10.8% of the total number of shares of our common stock outstanding upon the completion of this offering and the concurrent private placement.

The number of shares of common stock that will be outstanding after this offering and the concurrent private placement is based on 110,895,339 shares of common stock (including redeemable convertible preferred stock on an as-converted basis, which includes the additional shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share) outstanding as of October 31, 2016, and excludes:

•	14,027,005 shares of common stock issuable upon the exercise of options to purchase common stock under our 2008 Stock Plan (2008 Plan) that were outstanding as of October 31, 2016, with a weighted-average exercise price of $3.48 per share;

•	21,638,623 shares of common stock issuable upon the vesting of RSUs under our 2008 Plan that were outstanding as of October 31, 2016;

•	42,500 shares of common stock issuable upon the exercise of options to purchase common stock under our 2008 Plan that were granted after October 31, 2016, with an exercise price of $12.70 per share;

•	1,597,416 shares of common stock issuable upon the vesting of RSUs under our 2008 Plan that were granted after October 31, 2016;

•	201,636 shares of common stock issuable upon the exercise of warrants outstanding as of October 31, 2016, with an exercise price of $1.60 per share;

•	12,100,000 additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Equity Incentive Plan (2017 Plan), which will become effective one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, at which time we will cease granting awards under our 2008 plan; and

•	3,000,000 additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Employee Stock Purchase Plan (ESPP), which became effective on the date it was adopted by our board of directors.

Our 2017 Plan and our ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2008 Plan that expire, are forfeited or are otherwise terminated, in each case as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statements of operations data for the fiscal years ended January 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of January 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended October 31, 2015 and 2016 and the consolidated balance sheet data as of October 31, 2016 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated financial data below should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$18,946	$42,971	$87,251	$60,605	$110,086
License	3,682	33,954	51,516	34,801	32,608
Professional services and other	972	4,940	11,825	7,384	15,733

Total revenues	23,600	81,865	150,592	102,790	158,427
Cost of revenues:
Subscription(1)	6,393	9,884	19,801	13,959	16,980
License	69	284	565	381	648
Professional services and other(1)	4,807	8,478	18,347	12,399	21,061

Total cost of revenues	11,269	18,646	38,713	26,739	38,689

Gross profit	12,331	63,219	111,879	76,051	119,738
Operating expenses:
Sales and marketing(1)	49,497	85,920	132,297	89,379	118,303
Research and development(1)	21,719	34,072	57,743	42,505	51,499
General and administrative(1)(2)	8,398	33,233	48,563	32,937	37,802

Total operating expenses	79,614	153,225	238,603	164,821	207,604

Operating loss	(67,283)	(90,006)	(126,724)	(88,770)	(87,866)
Interest expense	(128)	(1,958)	(3,258)	(2,173)	(3,019)
Other income (expense), net	(466)	(1,999)	(2,968)	(872)	(2,682)

Loss before income taxes	(67,877)	(93,963)	(132,950)	(91,815)	(93,567)
Provision for income taxes	461	284	1,109	581	1,510

Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)

Net loss per share, basic and diluted(3)	$(3.43)	$(3.96)	$(4.85)	$(3.40)	$(3.16)

Weighted-average shares outstanding used in calculating net loss per share, basic and diluted(3)	19,932	23,781	27,657	27,173	30,115

Pro forma net loss per share, basic and diluted(3)			$(1.28)		$(0.89)

Pro forma weighted-average shares outstanding used in calculating net loss per share, basic and diluted(3)			104,639		107,097

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Cost of subscription revenue	$159	$345	$874	$660	$394
Cost of professional services and other revenue	73	165	598	333	518
Sales and marketing	2,323	3,581	4,819	3,393	2,939
Research and development	753	1,393	3,185	2,283	2,172
General and administrative(a)	346	2,569	11,918	9,684	(2,341)

Total stock-based compensation expense	$3,654	$8,053	$21,394	$16,353	$3,682

(a)	During the nine months ended October 31, 2016, we reversed $5.6 million of previously recognized stock-based compensation expense related to the unvested portion of certain awards that were cancelled upon one of our executive’s resignation from employment with us.

(2)	General and administrative expense for the year ended January 31, 2015 includes $10.0 million related to a one-time litigation settlement.
(3)	See Note 11 of the notes to our consolidated financial statements for a description of how we calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	January 31,
	2015	2016	October 31, 2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$71,000	$147,827	$141,959
Working capital (deficit)	10,069	70,378	(3,527)
Total assets	144,287	280,703	277,506
Deferred revenue	115,073	223,017	301,553
Long-term debt, including current maturities	22,594	23,702	22,604
Redeemable convertible preferred stock	156,137	310,147	310,147
Total stockholders’ deficit	(195,134)	(333,119)	(406,781)

Key Metrics

We monitor the following key non-GAAP financial and operating metrics to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. In addition to our results determined in accordance with generally accepted accounting principles in the United States of America (GAAP), we believe the following non-GAAP financial and operating metrics are useful in evaluating our operating performance.

Dollar-Based Net Retention Rate. We believe that dollar-based net retention rate is a key metric to measure the long-term value of our customer relationships and is driven by our ability to retain and expand the recurring revenue generated from our existing customers. Our dollar-based net retention rate compares the recurring contract value from the same set of customers across comparable periods. Given the repeat buying pattern of our customers and the average term of our contracts, we measure this metric over a set of customers who have been with us for at least one full year. To calculate our dollar-based net retention rate for a particular trailing 12-month period, we first establish the recurring contract value for the previous trailing 12-month period. This effectively represents recurring dollars that we should expect in the current trailing 12-month period from the cohort of customers from the previous trailing 12-month period without any expansion or contraction. We subsequently measure the recurring contract value in the current trailing 12-month period from the cohort of customers from the previous trailing 12-month period. Dollar-based net retention rate is then calculated by dividing the aggregate recurring contract value in the current trailing 12-month period by the previous trailing 12-month period. Recurring contracts are time-based arrangements for subscriptions and do not include perpetual license or professional services arrangements.

Our dollar-based net retention rates were as follows:

	Trailing 12 Months Ended January 31,			Trailing 12 Months Ended October 31,
	2014	2015	2016	2015	2016
Dollar-based net retention rate	121%	134%	123%	122%	127%

Free Cash Flow. Free cash flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. See the subsection below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using free cash flow as a financial measure and for a reconciliation of free cash flow to cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

Our free cash flows were as follows:

	Year Ended January 31,			Nine Months Ended October 31, 2016
	2014	2015	2016	2015	2016
	(in thousands)
Free cash flow	$(32,324)	$(36,611)	$(41,838)	$(47,429)	$(7,768)

Billings. Given that we generally bill our customers at the time of sale, but typically recognize a majority of the related revenue ratably over time, we use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers. Billings consists of our total revenues plus the change in our deferred revenue in a given period. Billings reflects sales to new customers plus subscription renewals and additional sales to existing customers. For subscriptions, which we define as time-based licenses and associated maintenance and support, software-as-a-service (SaaS) subscriptions and associated maintenance and support and hosting services, and software maintenance and support associated with perpetual licenses, we typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments, as applicable. Only amounts invoiced to a customer in a given period are included in billings. While we believe that billings provides valuable insight into the cash that will be generated from sales of our applications and services, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter to quarter or year-over-year comparative measure. These reasons include, but are not limited to, (i) a variety of customer contractual terms could result in some periods having a higher proportion of multi-year time-based licenses than other periods, (ii) as we experience an increasing number of larger sales transactions, the timing of executing these larger transactions has and will continue to vary, with some transactions occurring in quarters subsequent to or in advance of those that we anticipated and (iii) fluctuations in payment terms affecting the billings recognized in a particular period. See the subsection below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using billings as a financial measure and for a reconciliation of billings to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Our billings were as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Billings	$62,053	$140,178	$258,536	$164,661	$236,963

Reconciliation of Non-GAAP Financial Measures

Our non-GAAP financial measures, free cash flow and billings, have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, free cash flow and billings are not substitutes for cash provided by operating activities and revenue, respectively. Second, other companies may calculate similar non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Additionally, the utility of free cash flow as a measure of our financial performance and liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. Furthermore, as billings is affected by a combination of factors, including the timing of sales, the mix of subscriptions and perpetual licenses sold and the relative duration of contracts sold, and each of these elements has unique characteristics in the relationship between billings and revenue, our billings activity is not closely correlated to revenue except over longer periods of time.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

Free Cash Flow

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Cash provided by (used in) operating activities	$(25,030)	$(34,831)	$(32,492)	$(39,716)	$(2,201)
Less: Purchases of property and equipment	(7,294)	(1,780)	(9,346)	(7,713)	(5,567)

Free cash flow	$(32,324)	$(36,611)	$(41,838)	$(47,429)	$(7,768)

Billings

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Revenues	$23,600	$81,865	$150,592	$102,790	$158,427
Total deferred revenue, end of period	56,760	115,073	223,017	176,944	301,553
Less: Total deferred revenue, beginning of period	(18,307)	(56,760)	(115,073)	(115,073)	(223,017)

Change in deferred revenue	38,453	58,313	107,944	61,871	78,536

Billings	$62,053	$140,178	$258,536	$164,661	$236,963

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth in the section titled “Risk Factors” and in other parts of this prospectus. Our fiscal year ends on January 31. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

Overview

We offer an innovative, enterprise-grade application intelligence software platform that is uniquely positioned to enable enterprises to accelerate their digital transformations by actively monitoring, analyzing and optimizing complex application environments at scale. Our integrated suite of applications monitors the performance of software applications and IT infrastructures, down to the underlying code, and automatically correlates them into logical “business transactions,” such as booking a flight in a web browser, transferring money on a mobile device, getting directions through a car’s navigation system or locating physical goods in an inventory system. Real-time information about the performance of these business transactions provides our customers with actionable insights into their end-user experiences, the activities required to improve them and the business outcomes associated with them. Our integrated suite of applications enables our customers to make faster decisions that enhance customer engagement and improve operational and business performance.

We were founded in 2008 and introduced our first application in 2009, our Application Performance Management application for Java, focused on monitoring complex, distributed software applications. In 2009, we also introduced the business transaction to align the goals of our customers’ business, development and IT operations teams. In 2010, we introduced dynamic baselining and began to offer Application Performance Management as a software-as-a-service (SaaS) subscription. In 2011, we expanded our Application Performance Management solution to support modern .NET architectures as well as cloud-based software applications. In 2013, we introduced the first iterations of our Infrastructure Visibility and End-User Monitoring applications. In 2014, we expanded the capabilities of our End-User Monitoring application to monitor Android and iOS mobile applications and introduced our first analytics offering. In 2015, we further expanded our offerings to support Python and C/C++ programming languages.

We generate revenue primarily from sales of subscriptions, which we define as (i) time-based licenses and associated maintenance and support, (ii) SaaS subscriptions and associated maintenance and support and hosting services, and (iii) software maintenance and support associated with perpetual licenses. We also generate revenue from perpetual licenses of our integrated suite of applications and, to a lesser extent, from professional services and training. Our maintenance and support agreements provide customers with the right to unspecified software upgrades, maintenance releases and patches released during the term of the maintenance agreement on a when-if-and-if-available basis, and rights to technical support. When our applications are deployed within a customer’s own datacenter or private cloud, they are installed on the customer’s infrastructure, and offered as a time-based or perpetual license. When our applications are delivered as a SaaS subscription, we handle their operational needs in a third-party hosted datacenter. We also provide our customers with SaaS subscriptions the option to deploy all or a portion of our software on-premises as a time-based license.

SaaS subscriptions and time-based licenses are typically one or three years in duration, and are bundled with software updates and customer support services. We recognize revenue from SaaS subscriptions and time-based licenses ratably over the subscription term or license period, once the software has been delivered and the provision of each undelivered service has commenced. Perpetual licenses are typically accompanied by separately priced annual maintenance and support arrangements. We generally recognize revenue from our perpetual licenses upon delivery, assuming all the other revenue recognition criteria are satisfied. If vendor-specific objective evidence (VSOE) of fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized upon the delivery of those elements unless the undelivered element is maintenance and support services, in which case the perpetual license revenue is recognized on a straight-line basis over the term of the maintenance and support services. For arrangements that have two or more undelivered services such as maintenance and support services, hosting services or professional services for which we have not established VSOE of fair value, we use the combined services approach to recognize revenue for these transactions. Under the combined services approach, the entire fee is recognized on a straight-line basis, once the software has been delivered and the provision of each undelivered service has commenced, over the longer of the maintenance and support services period, the hosting period or the period the professional services are expected to be performed. Revenue derived from professional service contracts are generally recognized upon delivery when sold in conjunction with a perpetual license, or ratably over the term of the arrangement when sold in conjunction with a SaaS subscription or a time-based license. Customers typically pay our multi-year arrangements in full at the time they enter into the contract.

We offer three different editions of our applications: Peak, Pro and Lite. Our Pro edition provides our customers with the full functionality of our three key applications, Application Performance Management, End-User Monitoring and Infrastructure Visibility. Our Peak edition combines our Pro edition capabilities with our Business iQ, real-time business monitoring capabilities and other enhanced features and functionalities. Each of our Peak and Pro editions has an optional Test & Dev version that is restricted for use in non-production environments. Our Lite edition is a limited, free version which can be accessed and downloaded from our website. Our Peak and Pro editions are primarily sold on a per agent basis. In addition, certain applications, such as our Real-User Monitoring application module, while sold on a per agent basis, have a limit on the number of monthly active users or page views that can be monitored by each agent. We do not charge a separate variable fee based on the number of active users or page views that are monitored. The number of agents, active users or page views, as applicable, and related prices are specified in our sales orders, therefore, we consider these fees to be fixed or determinable at the outset of an arrangement. Accordingly, we recognize revenue on delivery of the license assuming all other revenue recognition criteria have been met. To support hybrid deployments, we allow our customers to switch between an on-premises deployment and a SaaS subscription deployment. When switching from an on-premises deployment to a cloud deployment, the customer pays us an additional hosting fee for handling their operational needs in a third-party hosted data center.

Each of our three key applications are offered on both a subscription and perpetual license basis. Although sales of perpetual licenses have accounted for a significant portion of our business, in recent years subscription revenue has grown as a percentage of our total revenues and represents a majority of our total revenues reflecting evolving customer preferences for subscription offerings. We believe that this shift in customer preferences from perpetual licenses to subscriptions is being driven by the powerful trends that are transforming the ways that enterprises manage their software application environments and underlying IT infrastructures, including the continued migration to the cloud. Evidencing this shift, we have seen subscription revenue increase to 69% of our total revenues in the nine months ended October 31, 2016 from 59% in the nine months ended October 31, 2015 and to 58% of our total revenues in the fiscal year ended January 31, 2016 from 52% in the fiscal year ended January 31, 2015. Recently, we have accelerated our focus and increased our sales and marketing efforts on this portion of our business as we believe that, despite certain short-term impacts on our revenue and operating margins due to the ratable nature of the revenue recognition of our subscriptions, increasing the portion of our revenue that we derive from subscriptions will lead to higher growth rates in the longer-term as well as a more predictable business model as we continue to increase our deferred revenues.

We target mid- to large-size organizations worldwide, such as Global 2000 companies, through our direct sales efforts as well as a network of distributors, resellers and managed service providers. Our partner network provides us with additional sales leverage by sourcing new prospects, renewing existing subscriptions, providing technical support and upselling and cross-selling for additional use cases and agent counts, as well as expanding our international sales reach.

As of October 31, 2016, we had approximately 1,975 customers, including more than 275 of the Global 2000, located in over 50 countries across every major industry. Many customers initially deploy our platform in specific groups or departments or to monitor specific applications. After realizing the benefits of our applications, many customers then broaden their deployment across the enterprise, using our applications to actively monitor, analyze and optimize additional software applications, IT infrastructure components and business transactions. In addition, our customers leverage additional capabilities from our platform through the subsequent deployment of additional applications and product modules.

We have grown rapidly in recent periods. Our revenues for the fiscal years ended January 31, 2014, 2015 and 2016 were $23.6 million, $81.9 million and $150.6 million, respectively, representing year-over-year growth of 247% and 84%. For the nine months ended October 31, 2015 and 2016, our revenue was $102.8 million and $158.4 million, respectively, representing year-over-year growth of 54%. Our billings for the fiscal years ended January 31, 2014, 2015 and 2016 were $62.1 million, $140.2 million and $258.5 million, respectively, representing year-over-year growth of 126% and 84%. For the nine months ended October 31, 2015 and 2016, our billings were $164.7 million and $237.0 million, respectively, representing year-over-year growth of 44%. Our cash provided by (used in) operating activities was $(25.0) million, $(34.8) million and $(32.5) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(39.7) million and $(2.2) million for the nine months ended October 31, 2015 and 2016, respectively. Our free cash flow was $(32.3) million, $(36.6) million and $(41.8) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(47.4) million and $(7.8) million for the nine months ended October 31, 2015 and 2016, respectively. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using billings and free cash flow as a financial measure and for a reconciliation of billings to revenue and free cash flow to cash provided by (used in) operating activities, the most directly comparable financial measures calculated in accordance with generally accepted accounting principles in the United States of America (GAAP).

We have made substantial investments in developing our platform, expanding our sales and marketing capabilities, and providing general and administrative resources to support our growth. Specifically, we have increased our headcount from 365 employees as of January 31, 2014 to 1,186 as of October 31, 2016, and we intend to continue to invest in our business to take advantage of our market opportunity. As a result, we incurred net losses of $68.3 million, $94.2 million and $134.1 million in the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $92.4 million and $95.1 million in the nine months ended October 31, 2015 and 2016, respectively.

Certain Factors Affecting Our Performance

Market Adoption of Our Platform

Our ability to grow our customer base and drive market adoption of our applications is affected by the pace at which enterprises digitally transform and leverage software applications to differentiate themselves from their competitors. We believe that, as software applications become increasingly critical to business operations, the need for application intelligence solutions, particularly an enterprise-grade integrated suite of applications such as ours, will increase and our customer base will correspondingly increase. Furthermore, we believe that we have established a leadership position in the market for monitoring software applications and IT infrastructure. We intend to continue to invest to expand our customer base and further penetrate our addressable market, while improving our operating leverage. As a result, our financial performance will depend in large part on the overall demand for application intelligence solutions, particularly demand from mid- to large-size organizations worldwide, and our ability to meet the needs of our evolving markets. Evidencing our strengthening market position in recent years, we have grown the number of our customers that generate greater than $50,000 in annual recurring contract value from approximately 155 as of January 31, 2014 to more than 630 customers as of October 31, 2016. Additionally, as of October 31, 2016, we had approximately 170 customers with a life-to-date total contract value greater than $1 million, an increase from just over 20 such customers as of January 31, 2014. Furthermore, our average contract value increased from approximately $64,000 in the fiscal year ended January 31, 2014 to approximately $169,000 in the three months ended October 31, 2016.

Retention of and Expansion within Our Existing Customer Base

Many of our customers initially deploy one or more of our applications in specific groups or departments or to monitor specific applications. After realizing the benefits of our applications, many customers then broaden their deployment across the enterprise, using our applications to actively monitor, analyze and optimize additional software applications and infrastructure components. As a result of this “land and expand” business model, we are able to generate significant additional revenue from our active customer base. For example, as of October 31, 2016, a customer who made their first purchase of a subscription or a perpetual license from us by or before October 31, 2013, had, on average, made additional purchases from us with aggregate total contract values of approximately five times their initial purchase. Applying that same metric to our top 25 customers by life-to-date total contract value, such customers had made, on average, additional purchases from us with aggregate total contract values of approximately 14 times their initial purchase.

In order to continue to grow our presence within our customers, we intend to devote additional sales and marketing resources to drive increased adoption within and across our existing customers. As of October 31, 2016, over 60% of our product-related total contract value was derived from transactions that included multiple applications. Furthermore, our penetration of existing customer accounts has enabled us to effectively retain existing customers, as evidenced by our dollar-based net retention rate that has consistently exceeded 120%. As a result, our financial performance will depend in part on the degree to which our upsell and cross-sell strategies are successful.

Mix of Subscription and Perpetual Licenses

We are focused on increasing subscription revenue as a percentage of our total revenues. However, because we recognize subscription revenue ratably over the duration of those arrangements, a portion of the revenue we recognize each period is derived from agreements we entered into during previous periods and therefore our revenue in a given period may not be indicative of our overall sales performance. Furthermore, the unpredictability of the timing of entering into perpetual licenses, the revenue for which we typically recognize upon entering into these arrangements, may cause significant fluctuations in our quarterly financial results.

While our preference for subscription sales will negatively impact our revenue in the short-term due to the ratable nature of subscription revenue, we believe that increasing the proportion of subscription revenue as a percentage of our total revenues will lead to higher growth rates in the longer-term as well as a more predictable business model as we continue to increase our deferred revenues. If our expectations regarding this change in strategic focus prove incorrect or we are unable to efficiently transition our resources to focus more heavily on subscription revenue, our business and operating results may suffer.

Growth in Our Worldwide Sales Capacity

We intend to invest to expand our sales capacity and improve sales productivity to drive additional revenue and support the growth of our global customer base. We have increased our sales and marketing headcount from 157, as of January 31, 2014, to 485, as of October 31, 2016, and expect to continue to increase headcount in the future. Along with growing our direct sales force, we are continuing to develop and expand our network of channel partners, including distributors, resellers and managed service providers to supplement our direct sales resources and increase our reach in our target markets. Investments we make in our sales capacity will occur in advance of any return on such investments, making it difficult for us to determine if we are efficiently allocating our resources in these areas.

Key Metrics

We monitor the following key non-GAAP financial and operating metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following non-GAAP financial and operating metrics are useful in evaluating our business.

Dollar-Based Net Retention Rate. We believe that dollar-based net retention rate is a key metric to measure the long-term value of our customer relationships and is driven by our ability to retain and expand the recurring revenue generated from our existing customers. Our dollar-based net retention rate compares the recurring contract value from the same set of customers across comparable periods. Given the repeat buying pattern of our customers and the average term of our contracts, we measure this metric over a set of customers who have been with us for at least one full year. To calculate our dollar-based net retention rate for a particular trailing 12-month period, we first establish the recurring contract value for the previous trailing 12-month period. This effectively represents recurring dollars that we should expect in the current trailing 12-month period from the cohort of customers from the previous trailing 12-month period without any expansion or contraction. We subsequently measure the recurring contract value in the current trailing 12-month period from the cohort of customers from the previous trailing 12-month period. Dollar-based net retention rate is then calculated by dividing the aggregate recurring contract value in the current trailing 12-month period by the previous trailing 12-month period. Recurring contracts are time-based arrangements for subscriptions and do not include perpetual license or professional services arrangements.

Our dollar-based net retention rates were as follows:

	Trailing 12 Months Ended January 31,			Trailing 12 Months Ended October 31,
	2014	2015	2016	2015	2016
Dollar-based net retention rate	121%	134%	123%	122%	127%

Free Cash Flow. Free cash flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using free cash flow as a financial measure and for a reconciliation of free cash flow to cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

Our free cash flows were as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Free cash flow	$(32,324)	$(36,611)	$(41,838)	$(47,429)	$(7,768)

Free cash flow increased by $39.7 million in the nine months ended October 31, 2016 as compared to the nine months ended October 31, 2015 due primarily to increased collections of accounts receivable and an increase in deferred revenue. Historically, our first quarter has the highest free cash flow primarily due to collections on fourth quarter billings which are typically our highest due primarily to the buying patterns of our large enterprise customers. Our second and third quarter free cash flows tend to be weaker than the first and fourth quarters due to the seasonality of our billings and related collections.

Free cash flow decreased by $5.2 million in the fiscal year ended January 31, 2016 compared to fiscal year ended January 31, 2015 due primarily to a $7.6 million increase in the purchases of property and equipment for leasehold improvements related to the expansion of our corporate headquarters and investments in our SaaS architecture. We expect the timing of purchases of property and equipment to vary from period to period based on our relevant business and industry needs.

Billings. Given that we generally bill our customers at the time of sale, but typically recognize a majority of the related revenue ratably over time, we use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers. Billings consists of our total revenues plus the change in our deferred revenue in a given period. Billings reflects sales to new customers plus subscription renewals and additional sales to existing customers. For subscriptions, which we define as time-based licenses and associated maintenance and support, software-as-a-service (SaaS) subscriptions and associated maintenance and support and hosting services, and software maintenance and support associated with perpetual licenses, we typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments, as applicable. Only amounts invoiced to a customer in a given period are included in billings. While we believe that billings provides valuable insight into the cash that will be generated from sales of our applications and services, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter to quarter or year-over-year comparative measure. These reasons include, but are not limited to, (i) a variety of customer contractual terms could result in some periods having a higher proportion of multi-year time-based licenses than other periods, (ii) as we experience an increasing number of larger sales transactions, the timing of executing these larger transactions has and will continue to vary, with some transactions occurring in quarters subsequent to or in advance of those that we anticipated and (iii) fluctuations in payment terms affecting the billings recognized in a particular period. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using billings as a financial measure and for a reconciliation of billings to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Our billings were as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Billings	$62,053	$140,178	$258,536	$164,661	$236,963

Billings increased 44% in the nine months ended October 31, 2016 as compared to the same prior year period. The increase in the nine months ended October 31, 2016 as compared to the nine months ended October 31, 2015 was due to an increase of 26% in the number of transactions and a 19% increase in the average transaction size, while contract lengths and payment terms have remained relatively consistent. Additionally, as a material portion of our billings are recognized by our U.K. subsidiary whose functional currency is the British Pound, our billings are affected by changes in the exchange rate of the British Pound. In the nine months ended October 31, 2016, the British Pound devalued against the U.S. dollar by approximately 14% due primarily to the recent U.K. referendum on EU membership as compared to an appreciation of approximately 2% in the prior year comparable period. If the foreign currency exchange rates for each month in the nine months ended October 31, 2015 were applied to the corresponding months in the nine months ended October 31, 2016, our billings, on a constant currency basis, would have been approximately $23.2 million higher in the nine months ended October 31, 2016, including $18.0 million in change in deferred revenue. Historically, our fourth quarter has been our strongest quarter primarily due to the buying patterns of our large enterprise customers. As a result, we have experienced and expect to continue to experience seasonal fluctuations in our billings, in particular a decline in the first fiscal quarter of each year as compared to the preceding fourth fiscal quarter.

Billings increased 126% and 84% during the years ended January 31, 2015 and 2016, respectively. The increase in fiscal 2016 as compared to 2015 was due to an increase of 15% in the number of transactions and a 55% increase in the average transaction size, while contract lengths and payment terms have remained relatively consistent. The increase in fiscal 2015 as compared to 2014 was due to an increase of 44% in the number of transactions and a 37% increase in the average transaction size, while contract lengths and payment terms have remained relatively consistent.

Cohort Analysis

Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. As the chart below illustrates, we have a history of attracting new customers and expanding their annual spend with us over time, through upselling our platform across the enterprise and by cross-selling through the subsequent deployment of additional applications throughout the enterprise. Specifically, the chart below illustrates the total subscription contract value of each cohort amortized over the relevant respective contract terms to determine each cohort’s aggregate recurring contract value over the periods presented with each cohort representing customers who made their first purchase from us in a given fiscal year.

For example, the fiscal year 2012 cohort represents all customers who made their first purchase from us between February 1, 2011 and January 31, 2012. The total subscription contract value of this cohort, including all purchases made since the beginning of fiscal year 2012, are amortized over their respective contract terms to determine the cohort’s aggregate recurring contract value. These purchases comprise the fiscal year 2012 cohort portion of the chart below, and reflect the increase in aggregate recurring contract value from $1.2 million in fiscal year 2012 to a total of $9.0 million in fiscal year 2016, representing a compound annual growth rate in excess of 65%.

Key Components of Results of Operations

Revenues

We generate revenue primarily through sales of subscriptions and licenses of our integrated suite of applications and maintenance and support of such applications as well as professional services. Our maintenance and support agreements provide customers with the right to unspecified software upgrades, maintenance releases and patches released during the term of the maintenance agreement on a when-if-and-if-available basis, and rights to technical support. Our revenue is comprised of the following:

Subscription Revenue. Subscription revenue is related to: (i) time-based on-premises license agreements bundled with maintenance and support, (ii) SaaS subscriptions where the license agreement is bundled with maintenance and support and hosting services, and (iii) software maintenance and support agreements associated with perpetual licenses. Revenue for these arrangements is recognized on a straight-line basis over the term of the longest deliverable in the arrangement, typically one or three years. We expect subscription revenue to increase as a percentage of our total revenues as we continue to focus on increasing subscription revenue as a key strategic priority.

License Revenue. We generate license revenue through the sale of on-premises perpetual software license agreements. We generally recognize revenue from the license portion of perpetual license arrangements upon delivery, assuming all revenue recognition criteria are satisfied. If our perpetual license arrangements have elements that are not delivered when the license is delivered, where VSOE of fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized upon the delivery of those elements unless the undelivered element is maintenance and support services, in which case revenue is recognized on a straight-line basis over the term of the maintenance and support services. We expect license revenue to decrease as a percentage of our total revenues as we continue to focus on increasing subscription revenue as a key strategic priority.

Professional Services and Other Revenue. Professional services and other revenue is comprised of fees from consulting services related to the implementation and configuration of our applications which do not involve significant production, modification or customization of software. Professional services arrangements are typically short term in nature and are generally completed within 180 days from the start of service. Professional services and other revenue is generally recognized upon delivery when sold in conjunction with a perpetual license, or ratably over the term of the relevant arrangement when sold in conjunction with a time-based license or SaaS subscription.

Cost of Revenues

Cost of Subscription Revenue. Cost of subscription revenue includes the direct and indirect costs related to our SaaS operations and our customer support organization. Our SaaS operations costs are driven by our SaaS datacenter operations, including third-party hosting facilities, depreciation and amortization, and allocated overhead for facilities and IT, as well as employee compensation costs. The cost of our customer support organization includes employee compensation costs and allocated overhead for facilities and IT.

Cost of License Revenue. Cost of license revenue consists primarily of the cost of royalties for third-party software and amortization of acquired intangible assets.

Cost of Professional Services and Other Revenue. Cost of professional services and other revenue includes all direct and indirect costs to deliver our professional services and training, including employee compensation for our global professional services and training personnel, travel costs and allocated overhead for facilities and IT.

Gross Profit and Gross Margin

Gross profit and gross margin, or gross profit as a percentage of total revenues, has been, and will continue to be, affected by various factors, including the mix of subscription, license and professional services and other revenues. License and subscription pricing, the costs associated with our datacenter operations, including third-party hosting facilities, depreciation and amortization, and the extent to which we expand our professional services and customer support services to support future growth will impact our gross margins. We expect our gross margin to decrease in the near term as we focus our sales efforts on increasing subscription revenue and may fluctuate from period to period based on the above factors.

Subscription Gross Margin. Subscription gross margin is primarily affected by the growth in our subscription revenue as compared to the growth in, and timing of, cost of subscription revenue. Subscription gross margin is lower than our gross margin on license revenue due to, among other things, costs associated with our customer support organization and datacenter operations. We expect to continue to invest in the customer support and SaaS operations to support the growth in the business and the timing of those investments is expected to cause gross margins to fluctuate in the short term but improve over time as the revenue growth drives more leverage in the business.

License Gross Margin. License gross margin is primarily affected by the cost of royalties for third-party software and amortization of acquired intangible assets which is not expected to fluctuate materially from period to period in the near term.

Professional Services and Other Gross Margin. Professional services and other gross margin is impacted by the ratable nature of a majority of our professional services and other revenue as compared to the recognition of related costs of services in the period incurred which has resulted in negative professional services and other gross margin. Professional services and other gross margin is also effected by the growth in, and timing of, the cost of our professional services organization as we continue to invest in the growth of our business. Although we expect professional services and other gross margin to improve, we expect our professional services gross margin to continue to be negative for the near term.

Operating Expenses

The most significant component of our operating expenses is personnel costs, which consist of salaries, benefits, bonuses, stock-based compensation and, with regard to sales and marketing expenses, sales commissions. In connection with the completion of this offering, we will incur a material one-time stock-based compensation expense due to the performance condition associated with a substantial majority of our restricted stock units (RSUs) becoming probable. Additionally, we expect a significant increase in our stock-based compensation expense in the periods following this offering. If the performance condition had occurred on January 31, 2016 or October 31, 2016, we would have recorded an estimated $12.3 million or $75.9 million, respectively, of stock-based compensation expense related to the performance-based RSUs. This increase in stock-based compensation will be recognized in each of the operating expense lines with a substantial portion recognized in general and administrative expense. In the quarters immediately following this offering, stock-based compensation expense is expected to be in the range of $35.0 million to $45.0 million per quarter.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, allocated overhead for facilities and IT, and expenses associated with our marketing and business development programs. Sales commissions that are incremental and directly related to acquiring customer sales contracts are deferred upon execution of a non-cancelable customer contract, and subsequently amortized to expense over the term of such contract in proportion to the revenue recognized. We plan to increase the dollar amount of our investment in sales and marketing for the foreseeable future, primarily related to increased headcount in sales and marketing, and investment in brand and product marketing efforts. However, we expect our sales and marketing expenses to decrease as a percentage of our total revenues, although they may fluctuate from period to period depending on fluctuations in our total revenues and the timing and extent of our sales and marketing expenses.

Research and Development. Research and development expenses consist primarily of personnel costs and allocated overhead for facilities and IT. All software development costs are expensed as incurred as our current software development process is essentially completed concurrent with the establishment of technological feasibility. We plan to increase the dollar amount of our investment in research and development for the foreseeable future as we focus on developing new applications and application enhancements. However, we expect our research and development expenses to decrease as a percentage of our total revenues, although they may fluctuate from period to period depending on fluctuations in our total revenues and the timing and extent of our research and development expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our administrative, finance and accounting, legal and human resources personnel and non-personnel costs such as legal and other professional fees. In the fiscal year ended January 31, 2015, we recognized the settlement costs of $10.0 million related to our litigation with CA, Inc. (CA) in general and administrative expenses. During the nine months ended October 31, 2016, we reversed $5.6 million of previously recognized stock-based compensation expense related to the unvested portion of certain awards that were cancelled upon one of our executive’s resignation from employment with us. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur increased expenses such as insurance, investor relations and professional services. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of our total revenues over the long term, although they may fluctuate from period to period depending on fluctuations in our revenue and the timing and extent of our general and administrative expenses.

Interest Expense

Interest expense consists of interest expense on our outstanding indebtedness and accretion of interest expense on debt issuance costs, including our outstanding warrants to our lender. In connection with this offering, we intend to repay certain of our outstanding indebtedness.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency exchange gains or losses, the change in fair value of the cash fee associated with our term loan facility (Contingent Lender Fee) and interest income earned on our cash, cash equivalents and marketable securities.

The functional currency of each of our legal entities is their respective local currency. All assets and liabilities denominated in a currency other than the functional currency are remeasured into the functional currency with gains and losses recognized in Other income (expense), net in our consolidated statements of operations. We are exposed to foreign currency gains and losses from both trade and intercompany receivables and payables denominated in currencies other than the functional currency. Our increased operations in the U.K. whose functional currency is the British Pound, have increased exposures to both trade and intercompany receivables and payables primarily denominated in U.S. dollars and Euros, particularly in light of increased volatility of the British Pound following the recent U.K. referendum on EU membership. We expect Other income (expense), net to fluctuate based on volatility of the British Pound relative to other major currencies.

Under the terms of our term loan facility, if we are sold or complete our initial public offering, the Contingent Lender Fee is owed to the lender. The Contingent Lender Fee can range from $0.4 million to $3.0 million, as determined by the subordinated loan and security agreement. Based on the nature of the Contingent Lender Fee arrangement, we determined that the commitment should be accounted for as a derivative instrument. As a result, we determined, with the assistance of a third-party valuation firm, the fair value of the aggregate Contingent Lender Fee to be $0.8 million, which was recorded as a debt issuance cost and a Contingent Lender Fee liability upon execution of the credit and term loan facility agreements. The Contingent Lender Fee liability is accounted for at fair value at each reporting period with corresponding changes recorded to Other income (expense), net in our consolidated statements of operations.

Provision for Income Taxes

We have incurred operating losses in all historical periods and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than foreign provisions for income tax.

Since inception, we recorded a valuation allowance against our net deferred tax assets due to operating losses incurred. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets were fully offset by a valuation allowance. If not utilized, the federal, state and foreign net operating loss and tax credit carryforwards will expire between 2019 and 2037 while the foreign net operating losses do not expire. Utilization of the federal and state net operating losses and credit carryforwards is subject to annual limitations that are applicable when we experience an “ownership change”, through a change in significant stockholder allocation or equity structure.

Our effective tax rate has fluctuated on an annual and quarterly basis. Our effective tax rate is and can be affected by such items as disqualifying dispositions of incentive stock options, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to potential income tax audits on open tax years by any taxing jurisdiction for which we operate in. The taxing authorities of our most significant jurisdictions are the United States Internal Revenue Service, California Franchise Tax Board and HM Revenue and Customs in the United Kingdom. Since all filed U.S. federal and California franchise tax returns have shown operating losses, we do not anticipate any material adjustments to the provisions relating to these returns. The statute of limitations for U.S. federal and state and U.K. tax purposes are generally three, four and three years, respectively; however, we continue to carryover tax attributes prior to these periods for federal and state purposes, which would still be open for examination by the respective tax authorities. All years since our inception are open to tax examinations. See Note 9 of the notes to our consolidated financial statements for additional information regarding our tax provision.

Results of Operations

The following tables summarize our results of operations for the periods presented in dollars and as a percentage of our total revenues. The period-to-period comparison of results is not necessarily indicative of future periods.

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$18,946	$42,971	$87,251	$60,605	$110,086
License	3,682	33,954	51,516	34,801	32,608
Professional services and other	972	4,940	11,825	7,384	15,733

Total revenues	23,600	81,865	150,592	102,790	158,427
Cost of revenues:
Subscription(1)	6,393	9,884	19,801	13,959	16,980
License	69	284	565	381	648
Professional services and other(1)	4,807	8,478	18,347	12,399	21,061

Total cost of revenues	11,269	18,646	38,713	26,739	38,689

Gross profit	12,331	63,219	111,879	76,051	119,738
Operating expenses:
Sales and marketing(1)	49,497	85,920	132,297	89,379	118,303
Research and development(1)	21,719	34,072	57,743	42,505	51,499
General and administrative(1)(2)	8,398	33,233	48,563	32,937	37,802

Total operating expenses	79,614	153,225	238,603	164,821	207,604

Operating loss	(67,283)	(90,006)	(126,724)	(88,770)	(87,866)
Interest expense	(128)	(1,958)	(3,258)	(2,173)	(3,019)
Other income (expense), net	(466)	(1,999)	(2,968)	(872)	(2,682)

Loss before income taxes	(67,877)	(93,963)	(132,950)	(91,815)	(93,567)
Provision for income taxes	461	284	1,109	581	1,510

Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Cost of subscription revenue	$159	$345	$874	$660	$394
Cost of professional services and other revenue	73	165	598	333	518
Sales and marketing	2,323	3,581	4,819	3,393	2,939
Research and development	753	1,393	3,185	2,283	2,172
General and administrative(a)	346	2,569	11,918	9,684	(2,341)

Total stock-based compensation expense	$3,654	$8,053	$21,394	$16,353	$3,682

(a)	During the nine months ended October 31, 2016, we reversed $5.6 million of previously recognized stock-based compensation expense related to the unvested portion of certain awards that were cancelled upon one of our executive’s resignation from employment with us.

(2)	General and administrative expense for the year ended January 31, 2015 includes $10.0 million related to a one-time litigation settlement.

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
Consolidated Statements of Operations Data:
Revenues:
Subscription	80%	52%	58%	59%	69%
License	16	42	34	34	21
Professional services and other	4	6	8	7	10

Total revenues	100	100	100	100	100
Cost of revenues:
Subscription	27	12	13	14	11
License	—	—	1	—	—
Professional services and other	21	11	12	12	13

Total cost of revenues	48	23	26	26	24

Gross profit	52	77	74	74	76
Operating expenses:
Sales and marketing	210	105	88	87	75
Research and development	92	42	38	41	32
General and administrative	35	40	32	32	24

Total operating expenses	337	187	158	160	131

Operating loss	(285)	(110)	(84)	(86)	(55)
Interest expense	(1)	(2)	(2)	(2)	(2)
Other income (expense), net	(2)	(3)	(2)	(1)	(2)

Loss before income taxes	(288)	(115)	(88)	(89)	(59)
Provision for income taxes	2	—	1	1	1

Net loss	(290)%	(115)%	(89)%	(90)%	(60)%

Comparison of Nine Months Ended October 31, 2015 and 2016

Revenues

Total revenues increased $55.6 million, or 54%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015, primarily due to an increase in our subscription revenue. This increase in subscription revenue was primarily attributable to expanded customer deployments, sales of additional applications to existing customers and a 20% increase in active customers, which we define as customers with at least one active subscription or support and maintenance agreement, to approximately 1,975 as of October 31, 2016.

	Nine Months Ended October 31,
	2015	2016	Change	%
	(dollars in thousands)
Revenues:
Subscription	$60,605	$110,086	$49,481	82%
License	34,801	32,608	(2,193)	(6)%
Professional services and other	7,384	15,733	8,349	113%

Total revenues	$102,790	$158,427	$55,637	54%

Subscription revenue increased $49.5 million, or 82%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase in subscription revenue was primarily due to a 20% increase in active customers, and an increase in average subscription revenue recognized per active customer of 51% to approximately $56,000 in the nine months ended October 31, 2016, as compared to approximately $37,000 in the nine months ended October 31, 2015. Of the subscription revenue for the nine months ended October 31, 2016, $45.8 million, $42.6 million and $21.8 million was from time-based licenses, SaaS subscriptions, and maintenance and support related to perpetual licenses, respectively, representing increases of $16.8 million, $22.8 million and $9.9 million, respectively, from the nine months ended October 31, 2015.

License revenue in the nine months ended October 31, 2016 decreased by $2.2 million, or 6%, compared to the nine months ended October 31, 2015, primarily due to a 30% decrease in the average transaction size, partially offset by a 35% increase in the number of perpetual license transactions. Perpetual license revenue is significantly affected by variability in both the number of transactions and average transaction size which can fluctuate from period to period.

Professional services and other revenue increased $8.3 million, or 113%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. This increase in professional services and other revenue was primarily due to our increased focus on selling more professional services engagements to customers.

Cost of Revenues

Total cost of revenues increased $12.0 million, or 45%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015, primarily due to an $8.7 million increase in cost of professional services and other revenue and, to a lesser extent, a $3.0 million increase in cost of subscription revenue.

	Nine Months Ended October 31,
	2015	2016	Change	%
	(dollars in thousands)
Cost of revenues:
Subscription	$13,959	$16,980	$3,021	22%
License	381	648	267	70%
Professional services and other	12,399	21,061	8,662	70%

Total cost of revenues	$26,739	$38,689	$11,950	45%

The cost of subscription revenue increased $3.0 million, or 22%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase in cost of subscription revenue was primarily attributable to a $1.5 million increase in personnel costs primarily due to a 31% increase in customer support and SaaS operations headcount. In addition, facility and related costs increased by $1.3 million in the nine months ended October 31, 2016, primarily to support our growth and invest in our infrastructure.

The cost of license revenue did not materially change in dollar amount from period to period.

The cost of professional services and other revenue increased $8.7 million, or 70%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase in cost of professional services and other revenue was primarily attributable to a $6.0 million increase in personnel costs due to a 42% increase in professional services and training headcount. Additionally, we incurred a $1.0 million increase in facility and related costs in the nine months ended October 31, 2016 to support our significant personnel growth.

Gross Profit and Gross Margin

	Nine Months Ended October 31,
	2015	2016	Change	%
	(dollars in thousands)
Gross profit:
Subscription	$46,646	$93,106	$46,460	100%
License	34,420	31,960	(2,460)	(7)%
Professional services and other	(5,015)	(5,328)	(313)	(6)%

Total gross profit	$76,051	$119,738	$43,687	57%

Gross margin:
Subscription	77%	85%
License	99%	98%
Professional services and other	(68)%	(34)%
Total gross margin	74%	76%

Total gross profit increased $43.7 million, or 57%, in the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015, primarily due to our increased total revenues that primarily reflected substantial growth in our subscription revenue.

Total gross margin increased to 76% in the nine months ended October 31, 2016 as compared to 74% in the nine months ended October 31, 2015, primarily due to improvements in each of subscription and professional services and other gross margins.

Subscription gross margin increased to 85% in the nine months ended October 31, 2016 as compared to 77% in the nine months ended October 31, 2015, primarily due to an 82% increase in subscription revenue while the cost of subscription revenue increased by 22% as the revenue growth drives more leverage in the business.

License gross margin decreased to 98% in the nine months ended October 31, 2016 as compared to 99% in the nine months ended October 31, 2015 primarily due to a slight decrease in license revenue and a small increase in the cost of license revenue.

Professional services and other gross margin improved to (34)% in the nine months ended October 31, 2016 as compared to (68)% in the nine months ended October 31, 2015, primarily due to revenue growth from an increase in active customers and the build-up effect of the ratable revenue recognition model. The continued negative professional services and other gross margin was primarily due to the fact that a majority of professional services and other revenue is recognized ratably over the term of our subscriptions, whereas the related headcount costs are recognized in the period incurred.

Operating Expenses

	Nine Months Ended October 31,
	2015	2016	Change	%
	(dollars in thousands)
Operating expenses
Sales and marketing	$89,379	$118,303	$28,924	32%
Research and development	42,505	51,499	8,994	21%
General and administrative	32,937	37,802	4,865	15%

Total operating expenses	$164,821	$207,604	$42,783	26%

Sales and Marketing

Sales and marketing expenses increased $28.9 million, or 32%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to the substantial expansion of our sales force and marketing programs. Personnel costs increased $21.5 million primarily due to a 43% increase in sales and marketing headcount and increased sales commissions driven by our revenue growth. In addition, facility and related overhead costs increased by $4.3 million to support our headcount growth, and travel and event related costs increased $4.1 million due to increased marketing programs and selling activities.

Research and Development

Research and development expenses increased $9.0 million, or 21%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to a $6.9 million increase in personnel costs, primarily attributable to a 22% increase in research and development headcount to support the continued development of new applications and application enhancements. Additionally, facility and related overhead costs increased $2.9 million in the nine months ended October 31, 2016 to support our headcount growth.

General and Administrative

General and administrative expenses increased $4.9 million, or 15%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to a $6.1 million increase in personnel costs primarily attributable to a 66% increase in our administrative, finance and accounting, legal and human resources headcount and higher compensation costs associated with the expansion of our senior management team, including one-time cash settled awards of $12.7 million, partially offset by a $12.0 million decrease in stock-based compensation as a result of the accelerated attribution method applied to certain performance-based RSUs and the reversal of previously recognized stock-based compensation expense of $5.6 million related to the unvested portion of certain awards that were cancelled upon one of our executive’s resignation from employment with us. In addition, litigation defense costs decreased $1.9 million in the nine months ended October 31, 2016 as compared to the same prior year period.

Interest Expense

Interest expense was $3.0 million for the nine months ended October 31, 2016, an increase of $0.8 million from the $2.2 million recognized in the nine months ended October 31, 2015. The increase in interest expense was due to the higher term debt balance partially offset by a lower outstanding balance on the revolving line of credit. The term debt has a higher interest rate as compared to the revolving credit facility. In addition, non-cash interest expense was higher due to accretion resulting from the issuance of the additional warrants to our lender in September 2015.

Other Income (Expense), Net

Other income (expense), net was expense of $2.7 million for the nine months ended October 31, 2016, a decrease of $1.8 million from the $0.9 million of income recognized in the nine months ended October 31, 2015. The decrease in other income (expense), net was primarily due to larger foreign exchange losses as a result of foreign currencies decreasing in value relative to the U.S. dollar.

Provision for Income Taxes

The provision for income taxes was $1.5 million in the nine months ended October 31, 2016, an increase of $0.9 million from the nine months ended October 31, 2015, primarily related to a provision for income taxes in foreign tax jurisdictions.

Comparison of Fiscal Years Ended January 31, 2015 and 2016

Revenues

Total revenues increased $68.7 million, or 84%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015, primarily due to an increase in our subscription revenue. This increase in subscription revenue was primarily attributable to expanded customer deployments, sales of additional applications to existing customer, and a 28% increase in active customers to over 1,750 as of January 31, 2016.

	Year Ended January 31,
	2015	2016	$ Change	% Change
	(dollars in thousands)
Revenues:
Subscription	$42,971	$87,251	$44,280	103%
License	33,954	51,516	17,562	52%
Professional services and other	4,940	11,825	6,885	139%

Total revenues	$81,865	$150,592	$68,727	84%

Subscription revenue increased $44.3 million, or 103%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. The increase in subscription revenue was primarily due to a 28% increase in active customers and an increase in average subscription revenue recognized per active customer of 57% to approximately $50,000 in the year ended January 31, 2016, as compared to approximately $32,000 in the year ended January 31, 2015. Of the subscription revenue for the year ended January 31, 2016, $40.8 million, $28.9 million and $17.6 million was from time-based licenses, SaaS subscriptions and maintenance and support related to perpetual licenses, respectively, representing increases of $15.6 million, $16.6 million and $12.2 million, respectively, from the year ended January 31, 2015.

License revenue increased $17.6 million, or 52%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015 primarily due to a 49% increase in the number of perpetual license transactions and a 2% increase in the average transaction size. Of the increase, approximately $10 million of revenue was recognized from perpetual licenses for which we have not established VSOE of fair value for one or more undelivered services and therefore the revenue is recognized on a straight-line basis over the term of such services.

Professional services and other revenue increased $6.9 million, or 139%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. This increase in professional services and other revenue was primarily due to our increased focus on selling more professional services engagements.

Cost of Revenues

Total cost of revenues increased $20.1 million, or 108%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015, primarily due to a $9.9 million increase in cost of subscription revenue and a $9.9 million increase in cost of professional services and other revenue.

	Year Ended January 31,
	2015	2016	$ Change	% Change
	(dollars in thousands)
Cost of revenues:
Subscription	$9,884	$19,801	$9,917	100%
License	284	565	281	99%
Professional services and other	8,478	18,347	9,869	116%

Total cost of revenues	$18,646	$38,713	$20,067	108%

The cost of subscription revenue increased $9.9 million, or 100%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. The increase in cost of subscription revenue was primarily attributable to a $4.7 million increase in personnel costs due to a 94% increase in customer support and SaaS operations headcount. In addition, we incurred a $3.2 million increase in facility and related costs in the fiscal year ended January 31, 2016 primarily to support our growth and a $1.9 million increase in hosting costs based on our increased investment in costs associated with our SaaS operations platform.

The cost of license revenue did not materially change in dollar amount from period to period.

The cost of professional services and other revenue increased $9.9 million, or 116%, in the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. The increase in cost of professional services and other revenue was primarily attributable to a $7.7 million increase in personnel costs due to a 127% increase in professional services and training headcount. Additionally, we incurred a $1.4 million increase in facility and related costs to support our significant professional services personnel growth.

Gross Profit and Gross Margin

	Year Ended January 31,
	2015	2016	$ Change	% Change
	(dollars in thousands)
Gross profit:
Subscription	$33,087	$67,450	$34,363	104%
License	33,670	50,951	17,281	51%
Professional services and other	(3,538)	(6,522)	(2,984)	(84)%

Total gross profit	$63,219	$111,879	$48,660	77%

Gross margin:
Subscription	77%	77%
License	99%	99%
Professional services and other	(72)%	(55)%
Total gross margin	77%	74%

Total gross profit increased $48.7 million, or 77%, for the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015, primarily due to our increased revenues, primarily attributable to growth in subscription revenue.

Total gross margin decreased to 74% in the year ended January 31, 2016 as compared to 77% in the year ended January 31, 2015, primarily due to an improvement in professional services and other gross margin.

Subscription gross margin remained flat at 77% in the year ended January 31, 2016 as compared to the year ended January 31, 2015 as both subscription revenue and cost of subscription revenue grew at approximately the same rate, due to significant investments in our customer support and SaaS operations to support the growth in the business.

License gross margin remained flat at 99% in the year ended January 31, 2016 as compared to the year ended January 31, 2015.

Professional services and other gross margin increased to (55)% in the year ended January 31, 2016 as compared to (72)% in the year ended January 31, 2015 primarily due to revenue growth of 139% while the cost of professional services and other revenue increased by 116%. Professional services and other revenue increased to 8% of total revenues in the year ended January 31, 2016 as compared to 6% in the year ended January 31, 2015. Cost of professional services and other revenue continued to grow to support the business but grew at a slower rate than revenue as we continued to focus on selling more services and improving professional services margins. The continued negative professional services and other gross margin was primarily due to the fact that a majority of professional services and other revenue is recognized ratably over the term of our subscriptions, whereas the related headcount costs are recognized in the period incurred.

Operating Expenses

	Year Ended January 31,
	2015	2016	$ Change	% Change
	(dollars in thousands)
Operating expenses:
Sales and marketing	$85,920	$132,297	$46,377	54%
Research and development	34,072	57,743	23,671	69%
General and administrative	33,233	48,563	15,330	46%

Total operating expenses	$153,225	$238,603	$85,378	56%

Sales and Marketing

Sales and marketing expenses increased $46.4 million, or 54%, for the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. The increase was primarily due to the substantial expansion of our sales force and marketing programs. Personnel costs increased $29.7 million primarily due to a 58% increase in sales and marketing headcount and increased sales commissions driven by our revenue growth. In addition, travel and event related costs increased $7.7 million, including costs related to our AppSphere user conference. Facility and related overhead costs increased $7.4 million to support our growth, and our marketing programs costs increased $1.6 million due to higher consulting and lead generation costs.

Research and Development

Research and development expenses increased $23.7 million, or 69%, for the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. The increase was primarily due to a $15.4 million increase in personnel costs, primarily attributable to a 45% increase in research and development headcount to support the continued development of new applications and application enhancements. In addition, facility and related costs, including allocated overhead increased by $6.7 million to support our growth and our outsourced datacenter costs increased by $1.4 million.

General and Administrative

General and administrative expenses increased $15.3 million, or 46%, for the fiscal year ended January 31, 2016 compared to the fiscal year ended January 31, 2015. The increase was primarily due to a $21.7 million increase in personnel costs, primarily attributable to a 126% increase in our administrative, finance and accounting, legal and human resources headcount, and a $3.1 million increase in facility and related costs to support our growth. Legal costs decreased by $10.6 million primarily due to the $10.0 million one-time litigation settlement and related legal expenses in the fiscal year ended January 31, 2015.

Interest Expense

Interest expense was $3.3 million for the fiscal year ended January 31, 2016, an increase of $1.3 million from the $2.0 million recognized in the fiscal year ended January 31, 2015. The increase in interest expense is due to the higher term debt balance and lower outstanding balance on the revolving line of credit. The term debt has a higher interest rate as compared to the revolver. In addition, non-cash interest expense was higher due to accretion resulting from the issuance of the additional warrants to our lender in September 2015 in connection with the increased borrowings under our term loan.

Other Income (Expense), Net

Other income (expense), net was $3.0 million of expense for the fiscal year ended January 31, 2016, an increase of $1.0 million from the $2.0 million of expense recognized in the fiscal year ended January 31, 2015. The increase in other income (expense), net was primarily due to changes in the fair value of the Contingent Lender Fee liability. In the fiscal year ended January 31, 2016, we recognized expense of $0.7 million related to a change in the fair value of the Contingent Lender Fee liability compared to income of $0.3 million related to a change in the fair value of the Contingent Lender Fee liability in the fiscal year ended January 31, 2015.

Other income (expense), net also includes gains and losses from foreign currency transactions. In both periods, we recognized foreign exchange losses of $2.3 million.

Provision for Income Taxes

The provision for income taxes was $1.1 million in the fiscal year ended January 31, 2016, an increase of $0.8 million from the fiscal year ended January 31, 2015, primarily related to a provision for income taxes in foreign tax jurisdictions.

Comparison of Fiscal Years Ended January 31, 2014 and 2015

Revenues

Total revenues increased $58.3 million, or 247%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014, primarily due to an increase in our license revenue and to a lesser extent our subscription revenue primarily attributable to expanded customer deployments, sale of additional applications to existing customers, and a 43% increase in active customers to over 1,350 as of January 31, 2015.

	Year Ended January 31,
	2014	2015	$ Change	% Change
	(dollars in thousands)
Revenues:
Subscription	$18,946	$42,971	$24,025	127%
License	3,682	33,954	30,272	822%
Professional services and other	972	4,940	3,968	408%

Total revenues	$23,600	$81,865	$58,265	247%

Subscription revenue increased $24.0 million, or 127%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. The increase in subscription revenue was primarily due to a 43% increase in active customers and an increase in average subscription revenue recognized per active customer of 68% to approximately $32,000 in the year ended January 31, 2015, as compared to approximately $19,000 in the year ended January 31, 2014. Of the subscription revenue for the fiscal year ended January 31, 2015, $25.2 million, $12.3 million and $5.4 million was from time-based licenses, SaaS subscriptions and maintenance and support related to perpetual licenses, respectively, representing increases of $12.9 million, $8.1 million and $3.1 million, respectively, from the fiscal year ended January 31, 2014.

License revenue increased $30.3 million, or 822%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014 primarily due to a 149% increase in the number of perpetual license transactions and a 270% increase in the average transaction size.

Professional services and other revenue increased $4.0 million, or 408%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. This increase in professional services and other revenue was primarily due to increased professional services engagements.

Cost of Revenues

Total cost of revenues increased $7.4 million, or 65%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014, primarily due to a $3.5 million increase in cost of subscription revenue and a $3.7 million increase in cost of professional services and other revenue.

	Year Ended January 31,
	2014	2015	$ Change	% Change
	(dollars in thousands)
Cost of revenues:
Subscription	$6,393	$9,884	$3,491	55%
License	69	284	215	312%
Professional services and other	4,807	8,478	3,671	76%

Total cost of revenues	$11,269	$18,646	$7,377	65%

The cost of subscription revenue increased $3.5 million, or 55%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. The increase in cost of subscription revenue was primarily attributable to a $2.6 million increase in personnel costs primarily due to a 55% increase in customer support and SaaS operations headcount. In addition, we incurred a $0.9 million increase in facility and related costs in the fiscal year ended January 31, 2015 primarily to support our growth.

The cost of license revenue did not materially change in dollar amount from period to period.

The cost of professional services and other revenue increased $3.7 million, or 76%, in the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. The increase in cost of professional services and other revenue was primarily attributable to a $3.5 million increase in personnel costs primarily due to a 73% increase in professional services and training headcount, and a $0.3 million increase in facility and related costs to support our increased professional services headcount.

Gross Profit and Gross Margin

	Year Ended January 31,
	2014	2015	$ Change	% Change
	(dollars in thousands)
Gross profit:
Subscription	$12,553	$33,087	$20,534	164%
License	3,613	33,670	30,057	832%
Professional services and other	(3,835)	(3,538)	297	8%

Total gross profit	$12,331	$63,219	$50,888	413%

Gross margin:
Subscription	66%	77%
License	98%	99%
Professional services and other	(395)%	(72)%
Total gross margin	52%	77%

Total gross profit increased $50.9 million, or 413%, for the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014, primarily due to our increased revenues, including a $30.3 million increase in our higher margin license revenue.

Total gross margin increased to 77% in the year ended January 31, 2015 as compared to 52% in the year ended January 31, 2014, due to improvements in each of subscription, license and professional services and other gross margins.

Subscription gross margin increased to 77% in the year ended January 31, 2015 as compared to 66% in the year ended January 31, 2014 primarily due to an 127% increase in revenue growth while the cost of subscription revenue increased by 55%. The improvement in subscription gross margin was primarily driven by the significant increase in revenue while the costs associated with such growth increased at a lower rate as the revenue growth drives more leverage in the business.

License gross margin increased to 99% in the year ended January 31, 2015 as compared to 98% in the year ended January 31, 2014 primarily due to the significant increase in license revenue in the year ended January 31, 2015 as compared to the year ended January 31, 2014.

Professional services and other gross margin improved to (72)% in the year ended January 31, 2015 as compared to (395)% in the year ended January 31, 2014 primarily due to revenue growth of 408%, primarily driven by a 43% increase in active customers and the build-up effect of the ratable revenue recognition model, while the cost of professional services and other revenue increased by 76%. The continued negative professional services and other gross margin was primarily due to the fact that a majority of professional services and other revenue is recognized ratably over the term of our subscriptions, whereas the related headcount costs are recognized in the period incurred.

Operating Expenses

	Year Ended January 31,
	2014	2015	$ Change	% Change
	(dollars in thousands)
Operating expenses:
Sales and marketing	$49,497	$85,920	$36,423	74%
Research and development	21,719	34,072	12,353	57%
General and administrative	8,398	33,233	24,835	296%

Total operating expenses	$79,614	$153,225	$73,611	92%

Sales and Marketing

Sales and marketing expenses increased $36.4 million, or 74%, for the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. The increase was primarily due to the substantial expansion of our sales force and marketing programs. Personnel costs increased $26.0 million primarily due to a 49% increase in sales and marketing headcount and increased sales commissions driven by our revenue growth. In addition, travel and event related costs increased $5.5 million and facility and related overhead costs increased by $4.0 million to support our growth.

Research and Development

Research and development expenses increased $12.4 million, or 57%, for the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. The increase was primarily due to an $11.7 million increase in personnel costs, primarily attributable to a 46% increase in research and development headcount to support the continued development of new applications and application enhancements. In addition, facility and related costs, including allocated overhead increased by $1.4 million to support our growth. Partially offsetting the increase was a $1.2 million decrease in recruiting fees primarily attributable to establishing an internal recruiting function that decreased our outside recruiting agency fees.

General and Administrative

General and administrative expenses increased $24.8 million, or 296%, for the fiscal year ended January 31, 2015 compared to the fiscal year ended January 31, 2014. The increase was primarily due to a $17.4 million increase in costs from legal matters including the $10.0 million one-time litigation settlement and the related legal expenses. In addition, personnel costs increased by $3.9 million, primarily attributable to a 79% increase in our administrative, finance and accounting, legal and human resources headcount and professional fees increased by $2.3 million, primarily due to increased accounting costs to support our revenue growth.

Interest Expense

Interest expense was $2.0 million for the fiscal year ended January 31, 2015, an increase of $1.8 million from the $0.1 million recognized in the fiscal year ended January 31, 2014. Interest expense, increased primarily due to borrowings under the credit facility we entered into in February 2014.

Other Income (Expense), Net

Other income (expense), net was expense of $2.0 million for the fiscal year ended January 31, 2015, an increase of $1.5 million from the $0.5 million of expense recognized in the fiscal year ended January 31, 2014. The increase in other income (expense), net of $1.5 million was primarily due to an increase in our foreign losses of $2.3 million from an increase in the volume of transactions denominated in foreign currencies, partially offset by a loss on disposal of property and equipment recorded in the fiscal year ended January 31, 2014 of $0.4 million, and a gain in the fiscal year ended January 31, 2015 of $0.3 million due to the change in fair value of the Contingent Lender Fee liability associated with the credit facility.

Provision for Income Taxes

The provision for income taxes was $0.3 million in the fiscal year ended January 31, 2015, a decrease of $0.2 million from the fiscal year ended January 31, 2014, primarily related to a provision for income taxes in foreign tax jurisdictions.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the seven quarters in the period ended October 31, 2016. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results to be expected for the remainder of fiscal 2017 or for any future period.

	Three Months Ended
	Apr. 30, 2015	Jul. 31, 2015	Oct. 31, 2015	Jan. 31, 2016	Apr. 30, 2016	Jul. 31, 2016	Oct. 31, 2016
	(in thousands)
Revenues:
Subscription	$17,938	$20,111	$22,556	$26,646	$30,916	$36,607	$42,563
License	9,528	11,482	13,791	16,715	12,080	8,832	11,696
Professional services and other	2,129	2,344	2,911	4,441	3,943	5,701	6,089

Total revenues	29,595	33,937	39,258	47,802	46,939	51,140	60,348
Cost of revenues:
Subscription(1)	3,719	4,967	5,273	5,842	5,624	5,463	5,893
License	117	131	133	184	253	176	219
Professional services and other(1)	3,149	4,183	5,067	5,948	6,367	6,970	7,724

Total cost of revenues	6,985	9,281	10,473	11,974	12,244	12,609	13,836

Gross profit	22,610	24,656	28,785	35,828	34,695	38,531	46,512
Operating expenses:
Sales and marketing(1)	26,422	30,395	32,562	42,918	35,861	39,079	43,363
Research and development(1)	13,381	14,405	14,719	15,238	16,867	16,862	17,770
General and administrative(1)	12,641	9,346	10,950	15,626	14,069	14,842	8,891

Total operating expenses	52,444	54,146	58,231	73,782	66,797	70,783	70,024

Operating loss	(29,834)	(29,490)	(29,446)	(37,954)	(32,102)	(32,252)	(23,512)
Interest expense	(600)	(674)	(899)	(1,085)	(1,052)	(997)	(970)
Other income (expense), net	254	(210)	(916)	(2,096)	1,862	(3,373)	(1,171)

Loss before income taxes	(30,180)	(30,374)	(31,261)	(41,135)	(31,292)	(36,622)	(25,653)
Provision for income taxes	220	121	240	528	321	423	766

Net loss	$(30,400)	$(30,495)	$(31,501)	$(41,663)	$(31,613)	$(37,045)	$(26,419)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Apr. 30, 2015	Jul. 31, 2015	Oct. 31, 2015	Jan. 31, 2016	Apr. 30, 2016	Jul. 31, 2016	Oct. 31, 2016
	(in thousands)
Cost of subscription revenue	$155	$311	$194	$214	$152	$125	$117
Cost of professional services and other revenue	86	107	140	265	207	158	153
Sales and marketing	1,145	1,122	1,126	1,426	1,113	964	862
Research and development	658	878	747	902	853	684	635
General and administrative	4,707	2,693	2,284	2,234	1,385	1,279	(5,005)

Total stock-based compensation expense	$6,751	$5,111	$4,491	$5,041	$3,710	$3,210	$(3,238)

	Three Months Ended
	Apr. 30, 2015	Jul. 31, 2015	Oct. 31, 2015	Jan. 31, 2016	Apr. 30, 2016	Jul. 31, 2016	Oct. 31, 2016
Revenues:
Subscription	61%	59%	58%	56%	66%	72%	71%
License	32	34	35	35	26	17	19
Professional services and other	7	7	7	9	8	11	10

Total revenues	100	100	100	100	100	100	100
Cost of revenues:
Subscription	13	15	14	12	12	11	10
License	—	—	—	1	—	—	—
Professional services and other	11	12	13	12	14	14	13

Total cost of revenues	24	27	27	25	26	25	23

Gross profit	76	73	73	75	74	75	77
Operating expenses:
Sales and marketing	89	90	83	90	76	76	72
Research and development	45	42	37	32	36	33	29
General and administrative	43	28	28	32	30	29	15

Total operating expenses	177	160	148	154	142	138	116

Operating loss	(101)	(87)	(75)	(79)	(68)	(63)	(39)
Interest expense	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Other income (expense), net	1	(1)	(3)	(5)	4	(6)	(2)

Loss before income taxes	(102)	(90)	(80)	(86)	(66)	(71)	(43)
Provision for income taxes	1	—	—	1	1	1	1

Net loss	(103)%	(90)%	(80)%	(87)%	(67)%	(72)%	(44)%

Revenues

Our quarterly revenues increased in each period presented except for the three months ended April 30, 2016. Our fourth fiscal quarter has historically been our strongest quarter primarily due to the buying patterns of our large enterprise customers. While this does not impact the recognition of subscription revenue, these seasonal buying patterns have impacted, and we expect them to continue to impact, seasonal fluctuations in our license revenue, in particular a decline in the first fiscal quarter of each year as compared to the preceding fourth fiscal quarter. Our revenues have increased in each of the other three fiscal quarters due to both increased sales to new customers as well as increased sales to existing customers.

Gross Profit and Gross Margin

Our quarterly gross profit reflects the seasonal trends noted above. Sequential fluctuations in gross margin were primarily driven by shifts in the mix of subscriptions and perpetual licenses sold to our customers as well as timing of headcount increases as we continued to build out our SaaS operations and customer support organizations.

Operating Expenses

Sales and marketing, research and development, and general and administrative expenses generally have increased sequentially over the periods presented as we increased our headcount to support the continued investment in our applications and our growth. The increase in personnel costs was related to increases in headcount, along with higher stock-based compensation expense. The sequential decrease in sales and marketing expenses for the three months ended April 30, 2016 reflected higher sales commissions in the three months ended January 31, 2016 due to seasonally higher sales in such period. The sequential decrease in general and administrative expenses for the three months ended July 31, 2015 was due to higher legal fees paid related to our litigation with CA in the three months ended April 30, 2015. The sequential increase in general and administrative expenses for the three months ended January 31, 2016 reflected increased compensation expenses associated with the expansion of our management team in the three months ended January 31, 2016. The sequential decrease in general and administrative expenses for the three months ended April 30, 2016 reflects lower stock-based compensation from performance-based awards recognized using the accelerated attribution method and from the stock-based compensation expense for the excess of the repurchase price over the fair market value of our common stock on the settlement date of our tender offer during the three months ended January 31, 2016. See Note 8 of the notes to our consolidated financial statements for additional information regarding our tender offer. The sequential decrease in general and administrative expenses for the three months ended October 31, 2016 was primarily due to the reversal of previously recognized stock-based compensation expense of $5.6 million related to the unvested portion of certain awards that were cancelled upon one of our executive’s resignation from employment with us.

In connection with the completion of this offering, we will incur a material one-time stock-based compensation expense due to the performance condition associated with a substantial majority of our RSUs becoming probable. Additionally, we expect a significant increase in our stock-based compensation expense in the periods following this offering. If the performance condition had occurred on January 31, 2016 or October 31, 2016, we would have recorded an estimated $12.3 million or $75.9 million, respectively, of stock-based compensation expense related to the performance-based RSUs. This increase in stock-based compensation will be recognized in each of the operating expense lines with a substantial portion recognized in general and administrative expense. In the quarters immediately following this offering, stock-based compensation expense is expected to be in the range of $35.0 million to $45.0 million per quarter.

Other Income (Expense), Net

Other income (expense), net includes net foreign exchange (losses) gains of $(2.1) million, $1.8 million, $(3.5) million and $(1.3) million for the quarters ended January 31, 2016, April 30, 2016, July 31, 2016 and

October 31, 2016, respectively, as a result of our foreign currency exposure with respect to the Euro and U.S. dollar to the British Pound.

Key Metrics

The following table sets forth our key non-GAAP financial and operating metrics that help us evaluate our business for the periods presented:

	Three Months Ended
	Apr. 30, 2015	Jul. 31, 2015	Oct. 31, 2015	Jan. 31, 2016	Apr. 30, 2016	Jul. 31, 2016	Oct. 31, 2016
	(dollars in thousands)
Free cash flow	$(13,774)	$(15,619)	$(18,036)	$5,591	$11,831	$(2,953)	$(16,646)
Dollar-based net retention rate for the trailing 12 months ended	130%	125%	122%	123%	125%	127%	127%
Billings	$46,188	$47,018	$71,455	$93,875	$72,389	$68,925	$95,649

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using free cash flow and billings as financial measures.

	Three Months Ended
	Apr. 30, 2015	Jul. 31, 2015	Oct. 31, 2015	Jan. 31, 2016	Apr. 30, 2016	Jul. 31, 2016	Oct. 31, 2016
	(in thousands)
Cash (used in) provided by operating activities	$(10,135)	$(12,459)	$(17,122)	$7,224	$13,706	$(936)	$(14,971)
Less: Purchases of property and equipment	$(3,639)	(3,160)	(914)	(1,633)	(1,875)	(2,017)	(1,675)

Free cash flow	$(13,774)	$(15,619)	$(18,036)	$5,591	$11,831	$(2,953)	$(16,646)

	Three Months Ended
	Apr. 30, 2015	Jul. 31, 2015	Oct. 31, 2015	Jan. 31, 2016	Apr. 30, 2016	Jul. 31, 2016	Oct. 31, 2016
	(in thousands)
Revenues	$29,595	$33,937	$39,258	$47,802	$46,939	$51,140	$60,348
Total deferred revenue, end of period	131,666	144,747	176,944	223,017	248,467	266,252	301,553
Less: Total deferred revenue, beginning of period	(115,073)	(131,666)	(144,747)	(176,944)	(223,017)	(248,467)	(266,252)

Change in deferred revenue	16,593	13,081	32,197	46,073	25,450	17,785	35,301

Billings	$46,188	$47,018	$71,455	$93,875	$72,389	$68,925	$95,649

From a free cash flow perspective, our second and third fiscal quarters tend to be weaker than the first and fourth quarters driven by the seasonality of billings and related collections. We have not traditionally experienced any seasonal trends in our dollar-based net retention rate. Our quarterly billings reflect the seasonal trends noted above with respect to revenue. Our billings typically decrease, quarter-over-quarter, from the fourth quarter to the first quarter of the following year and we expect this trend to continue. Our sales, and correspondingly our billings, have increased in each of the other three fiscal quarters due to both increased sales to new customers as well as increased sales to existing customers.

Liquidity and Capital Resources

As of October 31, 2016, we had cash and cash equivalents of $94.5 million and marketable securities of $47.5 million. Cash and cash equivalents are comprised of money market accounts and certificates of deposit. Marketable securities are comprised of commercial paper and corporate bonds. To date, we have financed our operations primarily through proceeds from sales of our solutions, the net proceeds from the issuance of our redeemable convertible preferred stock and debt financing. From our inception through October 31, 2016, we completed several rounds of equity financing through the sale of shares of our redeemable convertible preferred stock for net cash proceeds to us of $310.1 million. In February 2014, we entered into a credit facility with a lender for a revolving credit line and a term loan. We have the ability to borrow up to $20.0 million on the revolving line of credit, which could increase to $30.0 million under certain conditions, and up to $20.0 million on the term loan. As of October 31, 2016, we had no amount outstanding under the revolving line of credit and $20.0 million outstanding under the term loan.

We have generated significant operating losses and negative cash flows from operating activities. As of January 31, 2016 and October 31, 2016, we had an accumulated deficit of $381.7 million and $476.8 million, respectively.

As of October 31, 2016, we had $19.7 million of cash and cash equivalents held in foreign jurisdictions, most notably in the United Kingdom. Additionally, except as required under U.S. tax laws, we do not provide for U.S. taxes on approximately $0.1 million of cumulative undistributed earnings of foreign subsidiaries that have not been previously taxed, as we expect to invest such undistributed earnings indefinitely outside of the United States. We may not be able to repatriate cash and cash equivalents or undistributed earnings held in foreign jurisdictions without incurring additional tax liabilities and higher effective tax rates. Accordingly, $0.1 million of our cash and cash equivalents or undistributed earnings held in foreign jurisdictions may effectively be trapped in such foreign jurisdictions unless we are willing to incur additional tax liabilities. If we were to elect to repatriate certain of our cash and cash equivalents or undistributed earnings held in foreign jurisdictions and incur the associated additional tax liabilities, we may be able to offset such tax liabilities through our use of our existing federal, state and foreign net operating loss carryforwards (NOLs) which, as of January 31, 2016, were $182.1 million, $199.8 million and $94.7 million, respectively, and which begin to expire in 2019. In addition, we had federal research and development tax credits of $5.2 million as of January 31, 2016, which expire beginning in 2030, and California research and development tax credits of $6.1 million as of January 31, 2016, which can be carried forward indefinitely.

A substantial majority of RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The performance-based vesting condition will be satisfied upon the first to occur of a “change in control” (as defined in the 2008 Plan) or the first date the recipient would be permitted to sell the Company’s securities following the completion of the offering. We expect that a portion of these RSUs will be settled on a date approximately six months after our initial public offering. On the settlement date, we plan to withhold income taxes at applicable minimum statutory rates based on the then-current value of the underlying shares by withholding shares in net settlement. In connection with this net settlement, we expect to withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash. We currently expect that the average of these withholding tax rates will be approximately 45%. If the price of our common stock at the time of settlement were equal to the assumed initial public offering price of $11.00, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming the vesting of approximately 5.8 million RSUs on the estimated lock-up expiration date of July 25, 2017, we estimate that this tax obligation would use approximately $28.7 million of cash in the aggregate.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new solutions and solution enhancements, and the continued market acceptance of our applications. We expect to continue to incur operating losses for the foreseeable future and may require additional capital resources to continue to grow our business. We believe that current cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 12 months. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all.

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
	(in thousands)
Cash used in operating activities	$(25,030)	$(34,831)	$(32,492)	$(39,716)	$(2,201)
Cash used in investing activities	(8,742)	(1,780)	(9,771)	(8,138)	(53,348)
Cash provided by financing activities	510	90,403	121,514	92,024	5,264
Effect of exchange rate changes on cash and cash equivalents	—	(353)	(2,424)	72	(3,036)

Net increase (decrease) in cash and cash equivalents	$(33,262)	$53,439	$76,827	$44,242	$(53,321)

Cash Used in Operating Activities

During the nine months ended October 31, 2016, operating activities used $2.2 million in cash as a result of a net loss of $95.1 million, adjusted by non-cash charges of $24.2 million, primarily consisting of $13.3 million in amortization of deferred commissions, $5.9 million of depreciation and amortization and $3.7 million in stock-based compensation, and $68.7 million of cash provided from changes in our operating assets and liabilities. The cash provided from changes in our operating assets and liabilities was primarily due to a $95.3 million increase in deferred revenue as a result of increased subscription sales. This amount was partially offset by an $11.5 million increase in deferred commissions, a $9.0 million increase in accounts receivable as a result of higher billings and a $6.5 million decrease in accrued compensation, accrued expenses and other current liabilities due to disbursements for commissions, annual bonuses and a $5.0 million litigation settlement payment.

During the nine months ended October 31, 2015, operating activities used $39.7 million in cash as a result of a net loss of $92.4 million, adjusted by non-cash charges of $31.5 million, primarily consisting of $16.4 million in stock-based compensation, $8.8 million in amortization of deferred commissions and $4.6 million of depreciation and amortization, and $21.2 million of cash provided from changes in our operating assets and liabilities. The cash provided from changes in our operating assets and liabilities was primarily the result of a $60.0 million increase in deferred revenue as a result of increased subscription sales, an increase in accrued expenses and other liabilities of $6.6 million, a decrease in other assets of $5.8 million as a result of a decrease in restricted cash due to a release of letters of credit for deposits on leased facilities and customer indemnities and a $2.0 million decrease in accrued compensation due to annual bonus and commission payouts. These increases in cash were partially offset by a $26.6 million increase in accounts receivable as a result of higher billings, a $13.7 million increase in deferred commission, an $8.9 million increase in prepaid expenses and other current assets and a $2.0 million decrease in accounts payable due to timing of purchases and payments.

During the fiscal year ended January 31, 2016, operating activities used $32.5 million in cash as a result of a net loss of $134.1 million, adjusted by non-cash charges of $43.3 million, consisting of $21.4 million in stock-based compensation, $13.2 million in amortization of deferred commissions and $6.5 million of depreciation and amortization, and $58.3 million of cash provided from changes in our operating assets and liabilities. The cash provided from changes in our operating assets and liabilities was primarily the result of a $115.1 million increase in deferred revenue as a result of increased subscription sales, a $14.5 million increase in accrued compensation and accrued liabilities due to increased expenditures and headcount associated with the growth of our business, and an increase of $6.1 million in other assets due to a decrease in restricted cash mainly due to a release of letters of credit for deposits on leased facilities and customer indemnities. These increases were partially offset by cash used for a $37.4 million increase in accounts receivable reflecting growth in billings, a $26.4 million increase in deferred commissions, a $10.2 million increase in prepaid expenses and other current assets and a $2.4 million decrease in accounts payable.

During the fiscal year ended January 31, 2015, operating activities used $34.8 million in cash as a result of a net loss of $94.2 million, adjusted by non-cash charges of $20.0 million, consisting of $8.1 million in stock-based compensation, $3.9 million of depreciation and amortization and $7.5 million in amortization of deferred commissions. The cash used in operating activities was also offset by $39.4 million of cash provided from our changes in operating assets and liabilities. The cash provided from changes in our operating assets and liabilities was primarily due to a $58.3 million increase in deferred revenue as a result of increased subscription sales and an $18.7 million increase in accounts payable, accrued compensation and accrued liabilities due to increased expenditures and headcount associated with the growth of our business. These increases in cash provided were partially offset by a $14.4 million increase in accounts receivable reflecting growth in billings, a $14.4 million increase in deferred commissions and an $8.4 million increase in prepaid expenses and other current assets, and other assets.

During the fiscal year ended January 31, 2014, operating activities used $25.0 million in cash as a result of a net loss of $68.3 million, adjusted by non-cash charges of $8.2 million, consisting of $3.7 million in stock-based compensation, $2.3 million in amortization of deferred commissions and $1.8 million of depreciation and amortization, as well as $35.1 million of cash provided from changes in our operating assets and liabilities. The cash provided from changes in our operating assets and liabilities was primarily the result of a $38.5 million increase in deferred revenue as a result of increased subscription sales, and an increase in accounts payable, accrued compensation, and accrued liabilities of $7.2 million due to increased expenditures and headcount associated with the growth of our business. These increases in cash provided were partially offset by an $8.5 million increase in accounts receivable reflecting growth in billings, an $8.5 million increase in deferred commissions and a $4.3 million increase in prepaid expenses and other current assets, and other assets.

Cash Used in Investing Activities

Cash used in investing activities during the nine months ended October 31, 2016 was $53.3 million, of which $55.5 million was used to purchase available-for-sale securities and $5.6 million was used for purchases of property and equipment, partially offset by proceeds from the maturities of available-for-sale securities of $7.8 million.

Cash used in investing activities during the nine months ended October 31, 2015 was $8.1 million which was primarily used to purchase leasehold improvements and equipment to support additional office space and equipment to support the growth in our SaaS operations.

Cash used in investing activities during the fiscal years ended January 31, 2016, 2015 and 2014 was $9.8 million, $1.8 million and $8.7 million, respectively, which was primarily used to purchase equipment to support additional office space and the growth in our operations. For the fiscal years ended January 31, 2016 and 2014, our cash used in investing activities also included $0.4 million and $1.4 million, respectively, for acquisitions.

Cash Provided by Financing Activities

Cash provided by financing activities for the nine months ended October 31, 2016 and 2015 was $5.3 million and $92.0 million, respectively. During the nine months ended October 31, 2016, we received $9.4 million from the exercise of common stock options and used $2.1 million for principal payments on debt and $2.1 million for payment of deferred costs related to this offering. During the nine months ended October 31, 2015, we received $80.5 million from the proceeds from issuance of convertible redeemable preferred stock, $28.1 million from draw-downs under our credit facility and $2.7 million from the exercise of common stock options, which was partially offset by $19.2 million in principal payments on debt.

Cash provided by financing activities for the fiscal year ended January 31, 2016 was $121.5 million, reflecting net proceeds of $154.0 million from the issuance of redeemable convertible preferred stock, $28.1 million from debt draw-downs and $4.1 million from the exercise of common stock options, partially offset by the repurchase of $34.8 million of common stock in a tender offer and $29.9 million in principal payments on debt.

Cash provided by financing activities for the fiscal year ended January 31, 2015 was $90.4 million, reflecting net proceeds of $70.0 million from the issuance of redeemable convertible preferred stock, $20.0 million from debt draw-downs and $2.2 million from the exercise of common stock options, partially offset by $1.8 million in principal payments on debt.

Cash provided by financing activities for the fiscal year ended January 31, 2014 was $0.5 million due to $0.7 million from the exercise of common stock options, net of repurchases, which was partially offset by $0.2 million in principal payments on debt.

Debt

In February 2014, we entered into a senior loan and security agreement and a subordinated loan and security agreement with a lender for a revolving credit facility and a term loan facility, respectively, which we refer to collectively as the “Credit Facility.” The Credit Facility provides us with the ability to borrow up to $50.0 million, up to $30.0 million can be borrowed through the revolving credit facility subject to an accounts receivable borrowing base and $20.0 million can be borrowed through the term loan facility. We have the ability to draw upon the revolving credit facility through February 2017 at a floating interest rate equal to prime plus 1.0% per annum, which was 4.50% as of each of January 31, 2016 and October 31, 2016. The amount outstanding on the revolving credit facility is limited to 80% of the balance of certain eligible customer accounts receivable. The interest rate on the term loan is a fixed interest rate of 11.0% per annum, payable monthly in arrears, and the outstanding principal is due on April 1, 2017. As of October 31, 2016, no amounts were outstanding under the revolving line of credit and we had borrowings of $20.0 million under the term loan. As of October 31, 2016 we had $30.0 million available under the revolving line of credit. The future minimum principal payments on the revolving credit facility and the term loan facility outstanding as of January 31, 2016, are $20.0 million due in the year ended January 31, 2018.

In connection with the term loan facility, we agreed to issue warrants to purchase up to 201,636 shares of our common stock at an exercise price of $1.60 per share subject to adjustment for certain dilutive issuances, reclassifications, and other similar events, which expire in February 2024. As of October 31, 2016, warrants to purchase 201,636 shares of common stock remained outstanding and exercisable.

Under the terms of the term loan facility, if we are acquired or complete an initial public offering, a cash Contingent Lender Fee is owed to the lender. The Contingent Lender Fee can range from $0.4 million to $3.0 million, as determined by the sum of three parts: (i) $375,000 fixed fee, (ii) the product of $1.1 million multiplied by the percentage of the aggregate amount of all term loan facility advances less $5.0 million, divided by $15.0 million, and (iii) in the event of a company sale, the product of the aggregate of all term loan facility advances multiplied by a percentage ranging from 0% to 7.5%, based on the date of the sale as follows:

Date of Sale	Percentage
On or before August 31, 2015	0.0%
After August 31, 2015 and on or before February 28, 2016	2.5%
After February 28, 2016 and on or before May 30, 2016	5.0%
After May 30, 2016	7.5%

Based on the nature of the Contingent Lender Fee arrangement, we determined that the commitment should be accounted for as a derivative instrument. As a result, we, with the assistance of a third-party valuation firm, determined the fair value of the aggregate Contingent Lender Fee to be $0.8 million, which was recorded as a debt issuance cost and a Contingent Lender Fee liability upon execution of the credit and term loan facility agreements. The Contingent Lender Fee liability is accounted for at fair value at each reporting period with corresponding changes recorded to Other income (expense), net in our consolidated statements of operations. For the years ended January 31, 2015 and 2016, we recorded a gain of $0.3 million and a loss of $0.7 million, respectively, as a result the change in fair value of the Contingent Lender Fee due to changes in expected draw amounts. Our current expectation given that we have drawn the full amount of the term loan is that we will make a payment of $1.5 million upon the completion of this offering.

During the fiscal year ended January 31, 2016, we incurred $1.3 million in debt issuance costs relating to additional common stock warrants. During the fiscal year ended January 31, 2015, we incurred $1.4 million in debt issuance costs consisting of commitment fees of $0.4 million, common stock warrant fair value of $0.2 million and the fair value of the Contingent Lender Fee of $0.8 million. The debt issuance costs are reported as a reduction of the debt balance and are amortized to interest expense over the contractual term of the respective revolving credit facility and the term loan facility. As of January 31, 2015, the total remaining unamortized deferred costs were $0.9 million.

Our Credit Facility contains customary affirmative covenants and certain financial and negative covenants, including restrictions on disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on certain of our assets and paying dividends. We are required to maintain minimum total customer bookings on a rolling two quarter basis that is not less than an agreed amount that is at least 75% of our projected customer bookings for each period, which must provide for at least 30% growth in comparison to our projected customer bookings for the immediately-preceding fiscal year. We have pledged substantially all of our assets other than intellectual property as collateral under our Credit Facility and granted the lender a negative pledge on our intellectual property. As of January 31, 2016 and April 30, 2016, we were not in compliance with certain covenants for which waivers were subsequently obtained, and, as of both July 31, 2016 and October 31, 2016, we were in compliance with all covenants under our Credit Facility.

The Credit Facility contains customary events of default that include, among others, payment defaults, covenant defaults, bankruptcy defaults, cross-defaults to certain other obligations, judgment defaults and inaccuracy of representations and warranties. Upon the occurrence of an event of default, the lender may elect to declare all amounts outstanding under the Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lender can proceed against the collateral granted to them to secure such indebtedness. In addition, the occurrence of an event of default will increase the applicable rate of interest by 3.0%.

Upon any termination of the Credit Facility, we may be subject to certain fees, including termination fees of up to 1.0% of the total available amount under the revolving line of credit and up to 3.0% of the total then-outstanding amount under the term loan.

Contractual Obligations and Commitments

Our principal contractual commitments consist of obligations under leases for office space.

As of January 31, 2016, the future non-cancelable minimum lease payments under these obligations, and our future non-cancelable minimum payments under our other contractual obligations, were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$41,191	$6,362	$13,164	$13,167	$8,498
Term debt obligation	20,000	—	20,000	—	—
Unconditional purchase obligations	6,094	2,222	3,872	—	—
Capital lease obligations	5,592	2,987	2,605	—	—

Total	$72,877	$11,571	$39,641	$13,167	$8,498

Off-Balance Sheet Arrangements

As of January 31, 2016 and October 31, 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Indemnification Agreements

In the ordinary course of business, we enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to customers, business partners and other parties with respect to certain matters, including losses arising out of intellectual property infringement claims made by third parties, if we have violated applicable laws, if we are negligent or commit acts of willful misconduct, and other liabilities with respect to our applications and services and our business. In these circumstances, payment is typically conditional on the other party making a claim pursuant to the procedures specified in the particular contract.

In addition, we have entered into indemnification agreements with our directors and certain of our executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities and currency exchange rates as follows:

Interest Rate Risk

We had cash and cash equivalents and marketable securities of $142.0 million as of October 31, 2016, which consisted of bank deposits, money market accounts, commercial paper and U.S. corporate securities. The cash and cash equivalents are held primarily for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Currency Exchange Risks

Our reporting currency is the U.S. dollar. The functional currency of our foreign subsidiaries is their respective local currency. The assets and liabilities of the subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date. Equity transactions are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included in Other comprehensive income (loss). Foreign exchange gains and losses from changes in the exchange rates underlying intercompany balances that are of a long-term investment nature are also reported as a component of Other comprehensive income (loss). All assets and liabilities denominated in a currency other than the functional currency are remeasured into the functional currency with gains and losses recognized in Other income (expense), net in the consolidated statements of operations. We are exposed to exchange rate fluctuations between the British Pound and other major currencies, in particular to the U.S. dollar and the Euro. We recorded net foreign currency transaction gains or (losses) of $(0.2) million, $(2.3) million and $(2.3) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(0.2) million and $(3.0) million for the nine months ended October 31, 2015 and 2016, respectively. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign currency exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

Under the Jumpstart Our Business Startups Act (the JOBS Act) an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. However, we are irrevocably choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies.

Revenue Recognition

We recognize revenue when all of the following have occurred: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) our fee is fixed or determinable and (4) collectability is probable or reasonably assured.

For sales to direct end users and channel partners, including resellers, distributors and managed service providers, we recognize product revenue upon delivery, assuming all other revenue recognition criteria are met. It is our practice to require the identification of an end user prior to accepting an order from a channel partner and we typically deliver to the end user. We generally do not grant channel partners rights of return or price protection but do offer channel partners a discounted price enabling them to obtain a margin between their sales price offered to end-user customers and the sales price purchased from us.

Subscription Revenue

Subscription revenue is related to: (i) time-based on-premises license agreements bundled with maintenance and support, (ii) SaaS subscriptions where the license agreement is bundled with maintenance and support as well as hosting services, and (iii) software maintenance and support agreements associated with perpetual licenses. Our maintenance and support agreements provide customers with the right to receive unspecified software upgrades, maintenance releases and patches released during the term of the maintenance agreement on a when-and-if-available basis, and rights to technical support. Revenue for these arrangements is recognized on a straight-line basis over the term of the longest deliverable in the agreement, typically one or three years.

License Revenue

We generate our license revenue through the sale of on-premises perpetual software license agreements.

Perpetual licenses are generally sold in combination with maintenance and support agreements and frequently with professional services and/or training and are accounted for under the software revenue recognition guidance. Accordingly, we use the residual method to determine the amount of license revenue to be recognized. Under the residual method, consideration is allocated to undelivered elements based upon VSOE of fair value of those elements, with the residual of the arrangement fee allocated to and recognized as license revenue. We determine VSOE of maintenance and support for our on-premises perpetual licenses and professional services based upon the price charged when those services are sold separately.

Professional Services and Other Revenue

We also provide professional services and training. Professional services and other revenue is comprised of fees from consulting services related to the implementation and configuration of our applications and do not involve significant production, modification or customization of software. Professional services arrangements are typically short term in nature and are generally completed within 180 days from the start of service. Professional services and other revenue is generally recognized upon delivery when sold in conjunction with a perpetual license, or ratably over the term of the arrangement when sold in conjunction with a time-based license or a SaaS subscription, which are typically accounted for under the software revenue recognition guidance.

Remix and Other Rights

Certain of our sales contracts provide customers with the right to remix product usage from a fixed list of products. If such rights only allow the customer to remix among contractually licensed software products and restrict usage to a combination of software products having cumulative value of no greater than the total license fee, revenue derived from the arrangement is recognized upon delivery of at least one copy of each licensed and remixable product, provided the remaining criteria for revenue recognition have been met. Certain of our other sales contracts provide customers with the right to exchange between like-kind products, and revenue on such arrangements is recognized upon delivery of the initially licensed products, provided the remaining criteria for revenue recognition have been met. Revenue derived from arrangements containing rights to exchange products that are not like-kind and do not qualify as remix rights are accounted for as a customer deposit. The revenue derived from these arrangements is not recognized until the remix rights lapse, provided the remaining criteria for revenue recognition have been met. Customer deposits of $1.1 million, $1.8 million and $0.0 million as of January 31, 2015, January 31, 2016 and October 31, 2016, respectively, were recorded in Other long-term liabilities in our consolidated balance sheets.

Multiple Element Arrangements

The majority of our multiple element arrangements are from perpetual and time-based software licenses and SaaS subscriptions that are generally sold in combination with maintenance and support service and frequently with professional services and/or training and are typically accounted for under the industry-specific software revenue recognition guidance. Subscription and hosting fees, if applicable, from sales of SaaS subscriptions are in almost all cases subject to the industry-specific software revenue recognition guidance because it is our practice to allow customers to take possession of the hosted software at any time during the hosting period for no penalty and it is feasible for the customers to either run the software on their own hardware or contract with another party unrelated to us to host the software. Under the industry-specific software revenue recognition guidance, if we have fair value of all the elements in the arrangement, revenue should be allocated between multiple elements based on the relative fair values of those elements. The fair value of an element must be based on VSOE. VSOE of fair value is based upon the price charged when the same element is sold separately. In determining VSOE of fair value, we require that a substantial majority of the selling prices fall within a reasonably narrow pricing range. In addition, we consider geographies and customer classifications in determining VSOE of fair value. Our software licenses and SaaS subscriptions are generally not sold on a stand-

alone basis, and therefore, we have not established VSOE of fair value for the software licenses and SaaS subscriptions. When VSOE of fair value of delivered elements is not available, revenue is recognized using the residual method based on VSOE of fair value of the undelivered elements. If the only undelivered item is maintenance and support services for which we do not have VSOE of fair value, revenue is recognized on a straight-line basis over the term of the maintenance and support services. In the majority of transactions involving perpetual licenses, the arrangements have undelivered maintenance and support and professional services for which VSOE of fair value has been established, and accordingly, we have applied the residual method to recognize license revenue for these arrangements. For arrangements that have two or more undelivered services such as maintenance and support services, hosting services, or professional services for which we have not established VSOE of fair value, we use the combined services approach to recognize revenue for these transactions. Under the combined services approach, the entire fee is recognized on a straight-line basis, once the software has been delivered and the provision of each undelivered service has commenced, over the longer of the maintenance and support services period, the hosting period or the period the professional services are expected to be performed. In those arrangements where we do not have VSOE of fair value for an undelivered element, the arrangement fees are allocated between the elements on a residual basis using the best estimated selling price for revenue classification purposes. The determination of whether deliverables within a multiple element arrangement can be treated separately for revenue recognition purposes involves significant judgment, such as whether VSOE of fair value has been established on undelivered elements. Changes to our assessments of the accounting units in a multiple deliverable arrangement or the ability to establish VSOE of fair value could change the timing of revenue recognition.

Fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific applications and quantities to be delivered. Substantially all of our contracts do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 90 days. In the event payment terms are provided that significantly differ from our standard business practices, the fees may be deemed not to be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

We assess the ability to collect from our customers based on a number of factors, including creditworthiness of the customer and past transaction history of the customer. If the customer is not deemed creditworthy, we defer revenue from the arrangement until payment is received and all other revenue recognition criteria have been met.

Commissions

Sales commissions costs that are incremental and directly related to customer sales contracts are deferred upon execution of a non-cancelable customer contract, and subsequently amortized to expense over the term of such contract in proportion to the revenue recognized. As of January 31, 2015, January 31, 2016 and October 31, 2016, we had total deferred commissions of $15.6 million, $28.8 million and $27.0 million, respectively. Commission expense was $8.7 million, $19.3 million and $27.3 million for the years ended January 31, 2014, 2015 and 2016, respectively, and $16.0 million and $20.3 million for the nine months ended October 31, 2015 and 2016, respectively.

Stock-Based Compensation Expense

We recognize compensation expense related to stock-based awards, including stock options and RSUs, based on the estimated fair value of the award on the grant date, in our accompanying consolidated statements of operations over the related vesting periods. The expense recorded is based on awards ultimately expected to vest and therefore is reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We calculate the fair value of stock options using the Black-Scholes Option-Pricing model. The fair value of RSUs represents the estimated fair value of our common stock on the date of grant. For service-based awards, stock-based compensation is recognized using the straight-line attribution approach over the requisite service period, which is generally four years, net of estimated forfeitures. For performance-based awards, stock-based compensation is recognized using the accelerated attribution method, based on the probability of achieving the performance targets over the requisite service period for the entire award. For awards that contain market conditions, compensation expense is measured using a Monte Carlo simulation model and recognized using the accelerated attribution method over the derived service period based on the expected market performance as of the grant date. A substantial majority of our RSUs vest upon the satisfaction of both a service condition of up to four years and a liquidity event condition. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the effective date of our initial public offering. No compensation expense will be recognized until the performance condition is achieved, at which time the cumulative compensation expense using the accelerated attribution method from the service start date will be recognized.

As of October 31, 2016, the aggregate intrinsic value of vested and unvested options was $105.5 million and the aggregate intrinsic value of our unvested RSUs was $226.5 million based on the estimated fair value for our common stock of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. As of October 31, 2016, we had $15.4 million of unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock options that is expected to be recognized over a weighted-average period of 1.9 years. As of October 31, 2016, we had $243.7 million of unrecognized stock-based compensation expense, net of estimated forfeitures, related to RSUs that is expected to be recognized over a weighted-average period of 3.3 years. If our initial public offering had occurred on October 31, 2016, we would have recorded an estimated $75.9 million of stock-based compensation expense related to the performance-based RSUs. In future periods, we expect our stock-based compensation expense to increase in dollar amount as a result of our existing stock-based compensation to be recognized as these options and RSUs vest and as we issue additional stock-based awards to attract and retain employees.

We account for equity awards issued to non-employees, such as consultants, in accordance with the guidance relating to equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services, using the Black-Scholes option-pricing model to determine the fair value of such instruments. Awards granted to non-employees are remeasured over the vesting period, and the resulting value is recorded as an expense over the period the services are received.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions we use in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as discussed in “Common Stock Valuations” below.

•	Expected Volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of its common stock, we estimate the expected volatility of our stock options at their grant date by taking the weighted average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

•

Expected Term. We determine the expected term based on the average period the stock options are expected to remain outstanding generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free Interest Rate. We use the average of the published interest rates of U.S. Treasury zero-coupon issues with terms consistent with the expected term of the awards to determine the risk-free interest rate.

•	Expected Dividends. Since we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of 0%.

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options as follows:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
Fair market value of common stock	$1.70–$2.43	$4.48–$7.02	$8.10–$12.94	$8.10–$10.76	$12.52–$12.65
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	1.2%–1.9%	1.3%–1.9%	1.5%–1.9%	1.5%–1.9%	1.1%–1.6%
Expected volatility	47%–49%	44%–45%	41%–44%	43%–44%	43%–49%
Expected term (in years)	6.1	6.1	6.1	6.1	4.4–6.1

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. The estimated forfeiture rate is based on an analysis of historical forfeitures and will continue to be evaluated based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Further, to the extent our actual forfeiture rate is different from this estimate, stock-based compensation is adjusted accordingly. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock option awards when performing the fair value calculations with the Black-Scholes option-pricing model and when determining the fair value of RSUs. The fair value of the common stock underlying our stock option awards was determined by our board of directors, with input from management and review of third-party valuations, which intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock option awards was determined by our board of directors based on the most recent valuation as of the grant date. As shown below, the valuations of common stock were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions that we used in these valuation models are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock for financial reporting purposes as of the grant date of each stock option award, including the following factors:

•	contemporaneous valuations performed at periodic intervals by an independent valuation firm;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of our redeemable convertible preferred stock and common stock sold to outside investors in arms-length transactions;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our stage of development;

•	our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using a weighting of the market comparable approach and the income approach valuation methods. When applicable due to a recent redeemable convertible preferred stock offering, the prior sale of company stock method was also utilized.

The market comparable approach estimates the fair value based on a comparison of our company to comparable public companies in a similar line of business. Based on trading multiples of the comparable companies, a representative market value multiple is determined which is applied to our historical and projected operating results to estimate the value of our company. The estimated value is then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those used by stockholders of public companies, which impacts liquidity. We review the comparable companies with each valuation to ensure that the companies continue to best reflect our industry and business model.

We use a hybrid method utilizing a combination of the option pricing method (OPM) and the probability-weighted expected return method (PWERM) in estimating the value of our common stock. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, such as:

•	a “liquidation” scenario, where we assume our company is dissolved and the book value less the applicable liquidation preferences represents the amount available to the common stockholders;

•	a strategic sale in the near term;

•	an initial public offering; or

•	a downside scenario in which we sell our company at a lower than expected stockholder liquidation value.

The OPM treats common stock and redeemable convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the redeemable convertible preferred stock. The OPM uses the Black-Scholes option model to price the call option. Estimates of the volatility applied in the Black-Scholes option model were based on available information on the volatility of common stock of comparable, publicly traded companies. Additionally, we applied a discount for lack of marketability.

The prior sale of company stock approach estimates value by considering any prior arm’s length sales of our capital stock. When considering prior sales of our capital stock, the valuation considers the size of the stock sale, the relationship of the parties involved in the transaction, the timing of the stock sale, and our financial condition at the time of the sale.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on The NASDAQ Global Select Market on the date of grant.

Historical grants of stock options and issuances of RSUs since February 1, 2015 are as follows:

Stock Options
Grant Date	Shares	Exercise Price Per Share	Deemed Fair Value Per Share of Common Stock
3/5/15	2,238,750	$7.02	$8.08
4/10/15	869,200	$7.02	$9.24
6/15/15	921,170	$9.88	$10.76
12/9/15	75,012	$13.10	$12.94
3/24/16	34,496	$12.73	$12.58
6/23/16	37,142	$12.48	$12.52
10/4/16	22,726	$12.54	$12.65
12/15/16	42,500	$12.70	$12.70

	4,240,996

Restricted Stock Units
Grant Date	Shares	Deemed Fair Value Per Share of Common Stock
3/20/15	1,000,000	$8.56
4/22/15	140,000	$9.62
6/11/15	53,137	$10.68
6/15/15	247,718	$10.76
12/8/15	1,412,500	$12.95
12/9/15	2,962,258	$12.94
3/24/16	7,011,894	$12.58
6/23/16	1,529,908	$12.52
10/4/16	5,234,180	$12.65
10/18/16	20,000	$12.68
11/10/16	350,538	$12.70
12/15/16	1,006,200	$12.70
12/24/16	26,666	$12.70
1/10/17	564,550	$12.70

	21,559,549

The foregoing table does not include 0.7 million performance-based RSUs that we awarded to one of our executives for which performance metrics have not yet been defined. Accordingly, these RSUs are not considered granted for accounting purposes.

Subsequent to October 31, 2016, we granted 42,500 options with an exercise price of $12.70 per share and issued 1,947,954 RSUs. As of January 12, 2017, the aggregate intrinsic value of stock options granted was zero and the aggregate intrinsic value of the RSUs was $21.4 million based on the estimated fair value for our common stock of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. These stock option grants and RSU issuances resulted in unrecognized stock-based compensation of $24.9 million, assuming a deemed fair value per share of $12.70, net of estimated forfeitures, which is expected to be recognized over an estimated weighted-average period of 3.3 years from the grant date.

Our assessments of the fair value of the common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we generally used a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws. We account for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and tax credit and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse.

We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we have considered our historical levels of income, expectations of future taxable income and ongoing tax planning strategies. Because of the uncertainty of the realization of the deferred tax assets, we have recorded a full valuation allowance against our deferred tax assets. Realization of our deferred tax assets is dependent primarily upon future jurisdiction taxable income.

We recognize and measure uncertain tax positions using a two-step approach provided in authoritative guidance. The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicated that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate our uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audit and effective settlement of audit issues.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, as amended, which will supersede nearly all existing revenue recognition guidance. Under ASU 2014-09, an entity is required to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. ASU No. 2014-09 defines a five-step process in order to achieve this core principle, which may require the use of judgment and estimates, and also requires expanded qualitative and quantitative disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and estimates used.

The FASB has recently issued several amendments to the new standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The amendments include ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606)—Principal versus Agent Considerations, which was issued in March 2016, and clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09, and ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606)—Identifying Performance Obligations and Licensing, which was issued in April 2016, and amends the guidance in ASU No. 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. We do not plan to early adopt, and accordingly, we will adopt the new standard effective February 1, 2018.

We currently plan to adopt using the full retrospective approach. However, a final decision regarding the adoption method has not been finalized at this time. Our final determination will depend on a number of factors, such as the significance of the impact of the new standard on our financial results, system readiness, including that of software procured from third-party providers, and our ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary.

We are in the initial stages of our evaluation of the impact of the new standard on our accounting policies, processes, and system requirements. We have assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. Furthermore, we have made and will continue to make investments in systems to enable timely and accurate reporting under the new standard. While we continue to assess all potential impacts under the new standard, there is the potential for significant impacts to the timing of recognition of subscription revenue, particularly time-based licenses, and professional services revenue, and contract acquisition costs, both with respect to the amounts that will be capitalized as well as the period of amortization.

Under current industry-specific software revenue recognition guidance, we have historically concluded that we did not have VSOE of fair value of the undelivered services related to time-based licenses, and accordingly, we have recognized time-based licenses and related services ratably over the subscription term. Professional services included in an arrangement with subscription revenue have also been recognized ratably over the subscription term. The new standard, which does not retain the concept of VSOE, requires an evaluation of whether time-based licenses and related services, including professional services, are distinct performance obligations and, therefore, should be separately recognized at a point in time or over time. Depending on the outcome of our evaluation, the timing of when revenue is recognized could change significantly for time-based licenses and professional services under the new standard.

As part of our preliminary evaluation, we have also considered the impact of the guidance in ASC 340-40, Other Assets and Deferred Costs; Contracts with Customers, and the interpretations of the FASB Transition Resource Group for Revenue Recognition (TRG) from their November 7, 2016 meeting with respect to capitalization and amortization of incremental costs of obtaining a contract. As a result of this new guidance, we preliminarily believe that we will capitalize additional costs of obtaining the contract, including additional sales commissions, as the new cost guidance, as interpreted by the TRG, requires the capitalization of all incremental costs that we incur to obtain a contract with a customer that we would not have incurred if the contract had not been obtained, provided we expect to recover the costs. Under our current accounting policy, we would only capitalize such costs if they are both incremental and directly related to acquiring the customer. Additionally, we preliminarily believe that the amortization period for our deferred commission costs will be longer than the contract term, as the new cost guidance requires entities to determine whether the costs relate to specific anticipated contracts. Therefore, we believe that the period of benefit, as interpreted by the TRG, for deferred commission costs will likely be longer than the initial contract period. Under our current accounting policy, we amortize the capitalized costs over the underlying contractual period.

While we continue to assess the potential impacts of the new standard, including the areas described above, and anticipate this standard could have a material impact on our consolidated financial statements, we do not know or cannot reasonably estimate quantitative information related to the impact of the new standard on our financial statements at this time.

Stock-based Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU No. 2016-09 is effective for annual reporting period beginning after December 15, 2017, and interim periods within those years beginning after December 15, 2018 and early adoption is permitted. We are currently in the process of evaluating the impact of adoption of this standard on our consolidated financial statements and related disclosures.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Accounting Standards Codification Topic (ASC) 718, Compensation-Stock Compensation, as it relates to such awards. ASU No. 2014-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted using either of two methods: (i) prospective to all awards granted or modified after the effective date or (ii) retrospective to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter, with the cumulative effect of applying ASU No. 2014-12 as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented in the financial statements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Lease (Topic 842), which requires companies to recognize lease liabilities and corresponding right-of-use leased assets on the balance sheet and to disclose key information about leasing arrangements. ASU No. 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018 and early adoption is permitted. We are currently in the process of evaluating the impact of adoption of this standard on our consolidated financial statements and related disclosures.

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments. It will impact the disclosure and presentation of financial assets and liabilities. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU No. 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU No. 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Income Taxes

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. Early adoption is permitted and the standard may be applied either retrospectively or on a prospective basis to all deferred tax assets and liabilities. We early adopted ASU No. 2015-17 during fiscal year 2016 on a retrospective basis. The retrospective adoption of ASU No. 2015-17 resulted in a $1.9 million decrease in current deferred tax liabilities and non-current deferred tax assets as of January 31, 2015.

Debt Issuance Costs

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. ASU No. 2015-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015; however, early adoption is permitted for financial statements that have not been previously issued. ASU No. 2015-03 is to be applied retrospectively to all periods presented. We early adopted ASU No. 2015-03 in the fiscal year ended January 31, 2015 and recorded debt issuance costs of $0.9 million and $1.5 million in Long-term debt on our consolidated balance sheets as of January 31, 2015 and 2016, respectively, and $0.5 million in current maturities of long-term debt on our consolidated balance sheet as of October 31, 2016.

Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU No. 2014-15 will be effective for fiscal years ending after December 15, 2016 and interim periods within those fiscal years beginning after December 15, 2016, with early adoption permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which aims to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU No. 2016-15 will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable. ASU No. 2016-15 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017 and early adoption is permitted. We are currently in the process of evaluating the impact of adoption of this standard on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18) which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and early adoption is permitted. We are currently in the process of evaluating the impact of adoption of this standard on our consolidated financial statements.

BUSINESS

Overview

We offer an innovative, enterprise-grade application intelligence software platform that is uniquely positioned to enable enterprises to accelerate their digital transformations by actively monitoring, analyzing and optimizing complex application environments at scale. Our integrated suite of applications monitors the performance of software applications and IT infrastructures, down to the underlying code, and automatically correlates them into logical “business transactions,” such as booking a flight in a web browser, transferring money on a mobile device, getting directions through a car’s navigation system or locating physical goods in an inventory system. Real-time information about the performance of these business transactions provides our customers with actionable insights into their end-user experiences, the activities required to improve them and the business outcomes associated with them. Our integrated suite of applications enables our customers to make faster decisions that enhance end-user engagement and improve operational and business performance.

In the current digital era, where applications serve as the primary means to engage customers and increase employee productivity, software has become mission critical to an enterprise’s success. Enterprises are under increasing pressure to accelerate innovation in order to compete effectively. Enterprises need to emphasize speed of innovation and rapid deployment, while operating increasingly complex software application and IT infrastructure environments. This combination of increased velocity and IT complexity regularly impacts the reliability and performance of an enterprise’s software applications and the quality of its end users’ experiences, which in turn can adversely affect its business results and brand.

Organizations have historically deployed legacy IT operations management (ITOM) products, including those that address application performance monitoring (APM), database management systems (DBMS), log management and network management, to monitor and manage their software applications and underlying IT infrastructures. These legacy offerings are often resource-intensive, expensive and generally incapable of supporting complex, modern software applications and IT architectures, such as cloud and hybrid deployments, production-first software environments and microservices. Given the complexity, cost and performance limitations of these traditional approaches, enterprises need a unified application intelligence solution to monitor, analyze and optimize their software and IT environments in real time and at scale.

We deploy self-configuring software agents into our customers’ software application and IT infrastructure environments across their cloud, on-premises and hybrid deployments. These agents work together to rapidly discover and provide a unified, end-to-end view of our customers’ environments. Our platform then automatically maps business transactions at the code level of the underlying software applications. We then utilize machine learning to create dynamic baselines by determining the normal behavior of individual software applications and business transactions, thereby enabling our customers to automatically detect deviations from these norms. By providing visibility into and dynamically baselining the performance of business transactions in addition to underlying individual software, hardware and network components and processes, which we refer to as services, we enable our customers to align the objectives of their business, product development and IT operations teams. This provides our customers with a unified, real-time view into software application and IT infrastructure performance, the quality of their end users’ experiences and the resulting impact on their businesses and brands.

Our platform processes and analyzes trillions of metrics each month and has been purpose built to address the complex needs of the world’s largest enterprises. Our integrated suite of applications includes our Application Performance Management, End-User Monitoring and Infrastructure Visibility applications, as well as a range of underlying product modules. We offer a full range of deployment options across most of our applications, including public cloud providers, such as Amazon Web Services (AWS) and Microsoft Azure, on-premises and hybrid approaches. We deliver the same core platform irrespective of the deployment option chosen, which helps ensure that our applications align with the needs of our customers—regardless of whether they require pure cloud, pure on-premises or hybrid deployments.

Further, our applications can be quickly and easily deployed by our customers without the need for extensive professional services. While we believe that our professional services engagements are not necessary to enable our customers to effectively use our applications, many of our customers purchase professional services from us to maximize the value and functionality of our applications. Additionally, while our larger customers tend to purchase more professional services from us to address the needs of their larger and more complex enterprise software application and IT infrastructure environments, our self-configuring platform and smart code instrumentation enable our applications to be easily deployed, configured and managed at scale in such environments.

We target mid- to large-size organizations worldwide, such as Global 2000 companies, through our direct sales efforts as well as a network of distributors, resellers and managed service providers. Our partner network provides us with additional sales leverage by sourcing new prospects, renewing existing subscriptions, providing technical support and upselling and cross-selling for additional use cases and agent counts, as well as expanding our international sales reach. As of October 31, 2016, we had approximately 1,975 customers, including over 275 of the Global 2000, located in over 50 countries across every major industry.

We have grown rapidly in recent periods. Our revenues for the fiscal years ended January 31, 2014, 2015 and 2016 were $23.6 million, $81.9 million and $150.6 million, respectively, representing year-over-year growth of 247% and 84%. For the nine months ended October 31, 2015 and 2016, our revenue was $102.8 million and $158.4 million, respectively, representing year-over-year growth of 54%. Our billings for the fiscal years ended January 31, 2014, 2015 and 2016 were $62.1 million, $140.2 million and $258.5 million, respectively, representing year-over-year growth of 126% and 84%. For the nine months ended October 31, 2015 and 2016, our billings were $164.7 million and $237.0 million, respectively, representing year-over-year growth of 44%. Our cash (used in) provided by operating activities was $(25.0) million, $(34.8) million and $(32.5) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(39.7) million and $(2.2) million for the nine months ended October 31, 2015 and 2016, respectively. Our free cash flow was $(32.3) million, $(36.6) million and $(41.8) million for the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $(47.4) million and $(7.8) million for the nine months ended October 31, 2015 and 2016, respectively. See the section titled “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using billings and free cash flow as a financial measure and for a reconciliation of billings to revenue and free cash flow to cash provided by (used in) operating activities, the most directly comparable financial measures calculated in accordance with generally accepted accounting principles in the United States of America (GAAP).

We have made substantial investments in developing our platform, expanding our sales and marketing capabilities, and providing general and administrative resources to support our growth. Specifically, we have increased our headcount from 365 employees as of January 31, 2014 to 1,186 as of October 31, 2016, and we intend to continue to invest in our business to take advantage of our market opportunity. As a result, we incurred net losses of $68.3 million, $94.2 million and $134.1 million in the fiscal years ended January 31, 2014, 2015 and 2016, respectively, and $92.4 million and $95.1 million in the nine months ended October 31, 2015 and 2016, respectively.

Industry Background

Powerful trends are transforming the ways that enterprises manage their software application environments and underlying IT infrastructures and interact with customers. These trends include:

Enterprises are Undergoing Digital Transformations

Businesses today are increasingly dependent on software to drive their success as they grow their digital presence. In the current digital era, critical business functions and customer interactions are increasingly conducted through software applications, which serve as the predominant engagement model for a business’s customers, partners, employees and other stakeholders. As a result, companies across all major industries worldwide are undergoing digital transformations in which their software applications are becoming synonymous with their businesses and brands. This has thrust developers and IT departments to the forefront of business strategy in new roles as innovation and growth drivers.

Digital transformation is impacting businesses across nearly every vertical, including traditional brick-and-mortar industries, such as retail, financial services and manufacturing. For example:

•	According to Forrester, total U.S. eCommerce spending is expected to grow from $334 billion in 2015 to $480 billion in 2019;

•	According to the U.S. Federal Reserve, 43% of all surveyed U.S. mobile phone owners with a bank account had used mobile banking services in 2015, up from 22% in 2011; and

•	According to McKinsey, 80% of U.S. manufacturers acknowledged that digital operations will be a critical driver of their future competitiveness.

However, Forrester estimated that in 2015 only 27% of businesses had a coherent strategy on how to create customer value as a digital business.

Enterprises must grow their digital presence as well as meet or exceed users’ ever-increasing expectations for high-quality experiences. As users become more accustomed to the speed and quality of the end-user experiences provided by consumer-facing technology companies, all other industries must meet these rising expectations, in everything from eCommerce to back-office management software, or risk having users switch to competitors or alternatives, with Accenture estimating that in 2014 increased customer switching led to an estimated $6 trillion in available revenue opportunities globally. Evidencing these expectations, according to Forrester, 57% of users will leave a website if it takes longer than three seconds to load. In light of these increasing user demands, for both consumer and enterprise related software applications, businesses are under heightened pressure to ensure peak software application performance and provide high-quality user experiences at all times. The stakes of successfully navigating a digital transformation are high and software application and IT infrastructure performance issues can have significant costs in terms of lost revenue and market share. According to a survey conducted by IDC of Fortune 1000 companies, the average cost per hour of a critical software application failure is between $500,000 to $1 million, and $100,000 per hour for an IT infrastructure failure. According to this survey, this translates to an average total cost of unplanned software application downtime of $1.25 billion to $2.5 billion per year for Fortune 1000 companies alone. As a result of these increasing user demands and the costs of application and IT infrastructure performance issues, enterprises are increasing their investment in digital transformations with IDC estimating that worldwide spending on digital transformation technologies will grow at a rate of 16.8% a year to more than $2.1 trillion in 2019.

IT Investments are Moving to Customer-Facing Software Applications

IT investments have historically focused on systems of record such as enterprise resource planning software. However, the increasing importance of software applications as the core channel for businesses to engage their customers, partners, employees and other stakeholders is shifting the view of IT departments from a back-office, service organization to one of a company’s centers of innovation. This is leading to increased investment in new strategic software application projects such as customer-facing software applications. Further, the continued growth of mobile applications and the Internet of Things is expanding the channels through which companies must provide consistent, high-quality user experiences to meet consumer expectations and evolving demands. With a direct channel to end users, brands are increasingly becoming defined by their customer-facing software applications.

This increased focus on customer-facing software applications has led to new entrants upending established markets and forcing intense competition across industries worldwide. In response, enterprises are investing to build and manage customer-facing software applications to keep pace with user demands. Evidencing this shift, IDC predicts that more than 42% of total U.S. technology spending in 2018 will be on customer-facing processes.

Velocity is Critical

Traditionally, software was developed slowly with large changes occurring at each cycle and subjected to rigorous testing before its release to end users. This approach is becoming increasingly untenable as businesses in every major industry need to rapidly innovate and require more agile development methods and shorter development cycles to do so. According to McKinsey, through the use of agile development, companies are seeing increased productivity within their development teams, faster release of digital products and services, and improved customer experiences and McKinsey estimates that companies can reduce the average number of days required to complete code development and move it into live production by over 80% from 89 days to 15 days. Traditional businesses are increasingly feeling the need to match or approximate this rapid pace of software iteration or they risk being at a competitive disadvantage. This focus on velocity is leading more and more enterprises to move to production-first software environments, in which software updates are deployed incrementally to end users with limited testing, as well as greater adoption of APIs and microservices. Such environments allow enterprises to obtain immediate end-user feedback and test potential new business strategies in real time in order to improve end-user experiences and achieve better business results at scale.

Additionally, easy access to hosted, low-cost, scalable cloud computing resources has enabled developers to innovate faster on their own software applications while leveraging a wide range of new application program interfaces (APIs), microservices, which are small software components that can underlie and be used in multiple applications, and other development tools. However, while production-first software environments enable continuous deployment and innovation at competitive speeds, continuous deployment often leads to lower stability or more frequent outages. As end-user demands regarding stability, consistency and speed continue to grow, businesses are being required to rapidly innovate without materially degrading the reliability and performance of their increasingly complex software application and IT infrastructure environments.

Accelerating IT Complexity

Enterprises typically run a complex network of business-critical software applications, each of which can have hundreds of interdependent components and millions of lines of code. This already complex environment is further complicated by the following trends:

•	An increasing number of development languages, frameworks and methodologies, with Gartner predicting that through 2017, the number of programming languages used within “mainstream” (large-enterprise) IT portfolios would increase by 30% on average;

•	The need for customer-facing software applications to be architected to scale to support millions of end users;

•	The variety of deployment options, including in public and private clouds and within customers’ own datacenters, as well as hybrid approaches wherein an enterprise deploys some of its applications in the cloud and others within its own datacenters;

•	Greater adoption of microservices, APIs and containerization as well as infrastructure-as-a-service and platform-as-a-service solutions; and

•	The rise of agile development and the corresponding acceleration of deployments directly into production (without pre-production).

As more business processes are executed through software applications, the complexity and scale of digital information and customer interactions are growing exponentially. Furthermore, the rapid and continued growth of connected devices has driven corresponding growth in the amount of code and data under management thereby further complicating an already complex environment. This growing volume of data combined with the lack of consistent frameworks and technical tools has made it increasingly difficult to monitor end-user interactions and transaction flows end-to-end from the end-use device through the software application, IT infrastructure, database and network. This growing complexity also makes it more difficult to identify and isolate customer-impacting issues quickly and precisely. Additionally, enterprises must scale their IT environments to support their growth and comply with more and more rigorous compliance and regulatory requirements.

Legacy Approaches Fail to Address the Needs of Modern Enterprises

Organizations have historically deployed legacy ITOM products, including those that address APM, DBMS, log management and network management, to monitor and manage their software applications and underlying IT infrastructures. Such products are often resource-intensive, expensive and generally incapable of supporting complex, modern software applications and IT architectures, such as cloud and hybrid deployments, production-first software environments and microservices. These approaches also typically lack the ability to gather and analyze data in real time and are difficult to integrate. Moreover, enterprises have historically treated ITOM and business analytics as distinct solutions creating a lack of alignment between an enterprise’s business, product development and IT operations.

Enterprise Needs are Driving Adoption of Application Intelligence

Enterprises need a unified application intelligence solution to monitor, analyze and optimize their software applications and IT infrastructures in real time in order to make better, faster decisions that improve end-user experiences and business results at scale. An enterprise-grade application intelligence solution must:

•	Monitor performance in real time. Enterprises need visibility into performance issues to minimize negative impact on end users, and consequently business results. As such, enterprises need a solution that provides visibility into software application and IT infrastructure performance in real time to better inform business and operational decisions at competitive velocity.

•	Implement quickly and scale easily. Enterprises are embracing new technologies, such as microservices and next-generation development languages, as well as IT architectures, such as public, private and hybrid clouds. The process of integrating these innovations into environments architected and built on legacy approaches can be very complex to implement, manage and scale. Enterprises require an application intelligence solution that can facilitate this integration as well as be implemented quickly and easily, migrated rapidly and scale as the enterprise grows while minimizing the need for maintenance.

•	Understand and track business processes. The complexity of today’s IT environments makes it time consuming and difficult to isolate performance issues by looking at individual services. For example, a simple checkout process on an eCommerce website can involve dozens of interconnected services, such as identity verification, inventory management and payment processing. Enterprises need a solution that can monitor and manage business processes across complicated software application and IT infrastructure environments down to the underlying services. As such, enterprises need to align the objectives of their business, product development and IT operations teams by focusing them on the success of the overall business process instead of the performance of individual services.

•	Present unified, comprehensive visibility. Due to the siloed nature of traditional approaches, enterprises have historically been required to implement a patchwork of monitoring tools, which offer little to no business context, do not effectively map performance issues across traditionally siloed systems and provide limited insight into the impact on end users. Enterprises need a unified solution with a common user interface, architecture and data model that provides a centralized view of the varied software, hardware and network services utilized in every business process.

•	Diagnose performance issues in production without negatively impacting end-user experiences. Traditional monitoring tools were not designed to run in production-first environments and thus often negatively impact software application performance due to their resource-intensive nature. As enterprises move to production-first software environments, they require a solution that deeply diagnoses performance issues without undermining performance when deployed in such environments, in addition to being able to analyze issues during pre-production phases.

•	Correlate software application performance to business results. The robust and real-time data generated by software applications and their users are not always leveraged when making business decisions as traditional approaches typically cannot provide overarching business context to monitoring data. Enterprises need a solution that not only identifies software application and IT infrastructure performance issues but provides visibility and context into how those performance issues are impacting the broader business in order to enable business, product development and IT operations teams to make better, more informed decisions in real time.

•	Analyze massive data sets quickly. Legacy approaches are labor intensive, expensive and inefficient, particularly when dealing with today’s unprecedented volume of data, often requiring days or weeks to identify and isolate the root cause of performance issues. As time is valuable and performance is paramount, particularly in production-first environments, enterprises need a solution with automated diagnostic capabilities that is able to quickly and efficiently ingest, process and analyze massive amounts of data in real time.

•	Satisfy increasing regulatory and compliance needs. Enterprises face a myriad of regulatory and compliance requirements. While cloud architectures have provided enterprises with numerous benefits, they also lead to complicated data privacy and compliance issues. To address these complications, enterprises need a solution that can be deployed in the cloud, on-premises or using a hybrid cloud approach and provides transaction audit trails and the ability to implement strict user and data access controls.

Our Opportunity

We offer an innovative, enterprise-grade application intelligence software platform that is uniquely positioned to address these needs by enabling enterprises to accelerate their digital transformations by actively monitoring, analyzing and optimizing complex application environments at scale.

We believe that our solution replaces legacy products across various well-established categories of IT spending. According to Gartner, the IT operations market in 2016 is expected to be $23.0 billion, and the business intelligence and analytics market is expected to be $17.1 billion, resulting in a total addressable market (TAM) of $40.1 billion in 2016, and is expected to grow at 7.6% annually to $53.8 billion in 2020. We believe we currently address a significant portion of those markets.

We internally estimate that the TAM for our solution is approximately $12 billion. We calculated this figure using the total number of global companies with greater than $50 million in annual revenue in 2015, which we determined by referencing certain independent industry data from S&P Global Market Intelligence, for each industry in which we currently serve customers. We then multiplied the total number of companies for each such industry by our industry-specific average recurring contract value for customers as of October 31, 2016, which we calculated by adding the aggregate annual recurring contract value from all existing customers within each industry and dividing the total by the number of our existing customers in each such industry. We then normalized our internal TAM estimate for our recurring and non-recurring revenue mix by applying a conservative estimate that is significantly below our past experience.

Our Solution

Our solution is offered as an integrated suite of software application and IT infrastructure monitoring and analytics products comprised of three key applications and built on our application intelligence software platform. Our solution is uniquely positioned to enable enterprises to accelerate their digital transformations by actively monitoring, analyzing and optimizing complex application environments at scale. Our key applications are Application Performance Management, End-User Monitoring and Infrastructure Visibility.

Our solution uniquely addresses the enterprise needs stated above by:

•	Monitoring software application and IT infrastructure performance in real time. Using smart-code instrumentation, our solution enables our customers to monitor their software application and IT infrastructure environments in real time and automatically collect relevant data to provide actionable insights into IT operations and business outcomes.

•	Being easy to deploy, configure and manage at scale. We have designed our solution to address the unique size, scale and infrastructure complexity challenges faced by the world’s largest enterprises, including those with highly distributed and complex software application and IT infrastructure environments as well as microservices architectures. Our solution can be easily deployed, configured and managed at scale, thereby creating fast time to value.

•	Auto-discovering and following business transactions. We allow enterprises to view the performance of their software applications and IT infrastructures through the lens of a business transaction. We do this by monitoring and analyzing all code execution to automatically discover business transactions. This provides enterprises with a powerful way to assess code performance and its impact on business activities as well as to drive better cross-team collaboration between business, product development and IT operations teams by providing a single view that is relevant to each constituent. This empowers our customers to rapidly identify and isolate the root cause of performance issues, minimize the impact on end users and maximize their business outcomes.

•	Providing a unified, end-to-end view of customer environments. Our platform is purpose-built on a common architecture and data model that delivers a consistent, intuitive user interface across offerings. Our customers’ business, product development and IT operations personnel are able to view and understand their end-to-end software application and IT infrastructure performance, the quality of their end-users’ experiences and their business performance all through a single pane of glass, regardless of how they deploy our applications.

•	Diagnosing performance issues in production-first environments quickly, with low overhead. Our integrated suite of applications has been designed to operate in production-first environments at scale with robust monitoring and low overhead. Our platform leverages machine learning to dynamically baseline normal performance, and alerts users regarding deviations from these baselines to help them identify and address issues in real time. Using pattern recognition and anomaly detection, we are able to intelligently determine what data to collect and when to alert customers regarding performance issues. Our platform is therefore able to diagnose the root cause of performance issues quickly with minimal impact on performance.

•	Understanding the business context of software application performance. Our approach to unified monitoring combined with our focus on business transactions gives our customers real-time insights into software application and IT infrastructure performance and how that performance impacts end-user experiences and business outcomes. This approach when paired with Business iQ, one of our intelligence performance engines, enables customers to make quicker decisions that drive real and measurable improvements to their business.

•	Analyzing massive data sets quickly. Our solution collects and organizes massive amounts of data and intelligently identifies and isolates critical issues that affect performance. Our platform leverages machine learning to glean insights from massive data sets in real time to drill down to the root cause of performance issues and the business impact of such issues faster while providing suggestions for remediation.

•	Navigating increasingly complex compliance and regulatory environments. We offer our customers a full range of deployment options across most of our applications, including public cloud providers, on-

premises and hybrid approaches, to meet their regulatory and compliance needs. Additionally, our solution provides customers with administrative oversight capabilities, including transaction audit trails and the ability to implement strict user and data access controls, in even the most complex enterprise software application and IT infrastructure environments.

We have been positioned as a leader for the past five consecutive years in Gartner’s Magic Quadrant for Application Performance Monitoring Suites. In its December 2016 report, Gartner positioned us furthest for “Completeness of Vision.” In January 2015, we hired a former Gartner executive, who co-authored Gartner’s Magic Quadrant for Application Performance Monitoring Suites in 2012, 2013 and 2014, to serve as a vice president of AppDynamics. While we do not believe that a conflict of interest exists as a result of our hiring of this executive from Gartner, we regularly examine our relationships with our customers, suppliers and third-party analysts to avoid perceived or actual conflicts of interest.

Growth Strategy

Key elements to our growth strategy include:

•	Rapid and continued innovation. We believe we offer the industry-leading software application and IT infrastructure monitoring and analytics products. We intend to continue to invest in our research and development efforts and build on our consistent track record of technical innovation to maintain our competitive advantages and market leadership. We will focus our research and development efforts on enhancing the functionality, breadth and scalability of our integrated suite of applications and underlying platform, addressing new use cases and developing additional, innovative monitoring and analytics technologies.

•	Helping more enterprises digitally transform. We intend to reach additional enterprises and as well as further penetrate the industry verticals we currently address by expanding our worldwide sales and marketing capabilities.

•	Expanding our footprint across the enterprise. Many of our customers initially deploy one or more of our applications in specific groups or departments or to monitor specific applications. After realizing the benefits of our applications, many customers then broaden their deployment across the enterprise, using our applications to actively monitor, analyze and optimize additional software applications, IT infrastructure components and business transactions. In order to continue to grow our presence within these accounts, we intend to devote additional sales and marketing resources to drive increased adoption within and across our existing customers.

•	Selling additional applications to our existing customers. Many of our customers initially deploy our applications for a specific use case, predominantly APM. As we continue to expand the capabilities of our integrated suite of applications, our customers often purchase incremental offerings from us to address new software application and IT infrastructure monitoring and analytics needs and leverage the additional capabilities of our applications, including End-User Monitoring and Infrastructure Visibility, as well as premium Peak editions of our offerings, which include Business iQ.

•	Enhancing our strategic partner ecosystem. As a core part of our strategy, we have developed an ecosystem of partners to broaden and complement our product offerings, sales and marketing, professional services and customer success capabilities. We will continue to seek potential strategic partnership opportunities which expand the capabilities and use cases of our integrated suite of applications and augment our sales reach.

Technology

Built on a foundation of proprietary intellectual property, our enterprise-grade application intelligence software platform serves as the underlying technical deployment architecture for our integrated suite of applications. Our platform leverages the following core technological advances:

•	Self-configuring platform. Analyzes software code to automatically discover business transactions and automatically adapts agent instrumentation to changes in the software application and IT infrastructure environments being monitored, providing fast time to value and requiring minimal configuration.

•	Smart code instrumentation. Provides adaptive code instrumentation by embedding self-configuring software agents with our customers’ underlying software code, allowing customers to seamlessly instrument all software applications in both pre-production and production-first environments as well as microservices architectures, without the need for manual configuration or code changes and with minimal overhead.

•	Transaction tag and follow. Dynamically tags and follows every business transaction end-to-end across complex and distributed software application and IT infrastructure environments.

•	Dynamic baselining and intelligent anomaly detection. Leverages machine learning with dynamic baselining for intelligent anomaly detection that reduces or eliminates false positives and optimizes for the amount of data that needs to be collected, with no manual configuration needed.

•	Highly scalable data platform. Processes metrics, events and metadata at web scale with minimal latency, processing and analyzing trillions of metrics each month, using self-learning methodologies, and allowing our customers to focus on innovation.

We deliver the same core platform irrespective of the deployment option chosen, which helps ensure that our applications align with the needs of our customers—regardless of whether they require pure cloud, pure on-premises or hybrid deployments. This flexible software deployment architecture is a key differentiator as compared to both legacy and cloud-only solutions.

We offer a software development kit which has enabled us to extend our monitoring capabilities to over 100 customer and partner integrations. We also have technology partnerships with key software, hardware and cloud services providers to ensure the interoperability of our applications with our customers’ software application and IT infrastructure environments as well as partnerships with infrastructure-as-a-service and platform-as-a-service providers that enable streamlined software application development and operations in both private and public clouds.

Applications

We offer an integrated suite of monitoring and analytics products comprised of three key applications built on our application intelligence software platform. Our platform is powered by intelligent performance engines that work in concert to help provide businesses with real-time, actionable IT and business insights into software application and IT infrastructure performance, end-user experiences and business outcomes. We deliver this by providing code-level visibility into a customer’s digital business and operational performance, so they can discover and anticipate problems, resolve them quickly and make smarter, more impactful business decisions. Our integrated suite of applications includes, Application Performance Management, End-User Monitoring and Infrastructure Visibility, as well as a range of underlying product modules. Each of our three key applications are offered on a subscription and perpetual license basis, with the majority of our revenue from each of our applications being derived from sale of subscriptions.

Our application intelligence software platform is powered by the following intelligence performance engines:

•	Map iQ: Map iQ enables enterprises to map and understand interactions within applications through business transactions. Key capabilities include automatically discovering and tracing business transactions as they propagate through IT infrastructure, and creating visual flow maps that are dynamically updated, helping enterprises understand their architecture and dependencies;

•	Baseline iQ: Baseline iQ establishes dynamic baselines, by measuring typical behavior at particular times of day and days of the week, for business transactions and metrics rather than static thresholds. Key capabilities include determining “normal” behavior for every business transaction and metric via machine learning, and automatically creating rules for triggering alerts when a deviation from the baseline is noticed, allowing proactive investigation of issues before users are impacted;

•	Diagnostic iQ: Diagnostic iQ enables enterprises to leverage deep diagnostic capabilities, with full code visibility, at low overhead. Key capabilities include analyzing data through patented algorithms and pattern recognition intelligence to distill down to what is most important, and making it easy to determine root causes when problems occur;

•	Business iQ: Business iQ leverages the data collected by our platform to provide actionable insights into IT operations, end-user experiences and business outcomes in real time. Key capabilities include monitoring, collecting and analyzing business transactions and multiple types of data, intelligently correlating transaction events and logs, advanced performance troubleshooting, and the ability to visualize trends, build interactive custom dashboards, raise alerts and generate reports;

•	Signal iQ: Signal iQ is a big data platform that helps enterprises avoid false positives and allows them to focus teams on the most impactful areas of the business. Key capabilities include ingesting, correlating and baselining hundreds of millions of events per day, and triggering notifications or automated remediations through a sophisticated policy engine; and

•	Enterprise iQ: Enterprise iQ enables management of systems and people within an enterprise at scale. Key capabilities include a modern web-based user interface, enterprise-grade setup that streamlines mapping, configuration, deployment, and maintenance at scale, and role-based access control and policies that provide appropriate data access and governance.

Application Performance Management

Our Application Performance Management application is our flagship offering, and allows customers to monitor and manage business transactions across highly complex and distributed software application environments. Key capabilities include:

•	auto-discovery and end-to-end monitoring of business transaction performance through the dynamic tagging and following of every transaction across software application environments;

•	the ability to support a variety of languages and technology frameworks, such as Java, .NET, PHP, Node.js, C++, Python and Apache Web Server, as well as messaging and queuing technologies;

•	deep code-level visibility into software applications deployed in production-first environments with low overhead;

•	the ability to intelligently capture detailed snapshots of anomalous business transactions;

•	automation and machine learning to determine dynamic baselines for every transaction based on historical patterns;

•	the ability to identify and isolate software application issues quickly and provide suggestions for remediation; and

•	the ability to configure and manage any software application within minutes and without needing the application’s source code.

End-User Monitoring

Our End-User Monitoring application enables enterprises to monitor and optimize browser and mobile software applications. Our End-User Monitoring application includes two product modules.

Browser Real-User Monitoring

Our Browser Real-User Monitoring product module provides deep code-level visibility into client-side browser software applications and their dependency on back-end software applications and services, as well as insights into end-user experiences. Key capabilities include:

•	instant insights into end-user web experiences, including top page requests and pages with the highest response times;

•	visibility into the distribution of end users by browser type, version and devices, as well as the geographical distribution of end users;

•	detailed content load times, as well as errors and detailed resource timing breakdowns;

•	end-to-end visibility into business transactions from browser to back-end software applications, when coupled with our Application Performance Management application; and

•	the ability to track and trend how key performance indicators (KPIs) are impacted by browser performance.

Mobile Real-User Monitoring

Our Mobile Real-User Monitoring product module provides visibility into iOS and Android mobile software application performance, and their dependencies on back-end software applications and services, as well as insights into end-user experiences. Key capabilities include:

•	identification and resolution of mobile application crashes and errors;

•	visibility into mobile usage across devices, networks, operating systems, connection types and software application versions;

•	the ability to monitor detailed load, latency and errors metrics for network and API requests;

•	end-to-end visibility into business transactions from mobile to back-end software applications, when coupled with our Application Performance Management application; and

•	the ability to track and trend how KPIs are impacted by mobile software application performance.

Infrastructure Visibility

Our Infrastructure Visibility application helps enterprises ensure that software application performance is not negatively impacted by IT infrastructure issues. Infrastructure Visibility provides enterprises with visibility into server and database performance and the ability to quickly troubleshoot application and user-impacting issues. Our Infrastructure Visibility application includes two product modules.

Database Visibility

Our Database Visibility product module delivers agent-less heterogeneous database monitoring capabilities in the context of software applications that they support. Key capabilities include:

•	support of a range of databases, including databases from Microsoft, MongoDB, NetApp, Oracle, PostgreSQL and Sybase;

•	auto-discovery of software application-to-database dependencies and management of database performance in the context of business transactions, when coupled with our Application Performance Management application; and

•	the ability to troubleshoot database performance and correlate server CPU and memory performance with database performance.

Server Visibility and Service Availability Monitoring

Our Server Visibility and Service Availability Monitoring product module proactively detects server performance issues which impact software application performance. Key capabilities include:

•	the ability to monitor Linux and Windows server metrics, when coupled with our Application Performance Management application;

•	the ability to effectively monitor cloud and virtual environments by determining the rate of change in such environments through abstraction of variable server capacity;

•	quick resolution of server bottlenecks by capturing business transactions and server snapshots;

•	the ability to leverage platform extensibility to support additional software applications and IT infrastructure components; and

•	the ability to provide availability for service endpoints to actively identify services that are unavailable.

Customers

As of October 31, 2016, we had approximately 1,975 customers, including more than 275 of the Global 2000, located in over 50 countries across every major industry. Our customers primarily consist of mid- to large-size enterprises. No customer accounted for more than 10% of our revenue in the fiscal years ended January 31, 2014, 2015 and 2016.

The following is a list of representative customers by key verticals whose total purchases of our applications are in excess of $250,000 since February 1, 2013.

Financial Services Capital One Financial Citizens Bank Lloyds Bank PayPal Quicken Loans	Communications & Entertainment Charter Communications Electronic Arts FamilySearch Sky Talktalk Telecom Group Verizon	Consumer & Retail Shutterfly Tesco Stores The Carphone Warehouse The Hut.com Williams-Sonoma

Technology & Software eHarmony Garmin Okta Sabre Corporation Salesforce	Business Services & Insurance Aetna Ellie Mae IBM Pearson Education Rackspace Siemens	Travel & Logistics Choice Hotels International Expedia InterContinental Hotels Group Jetblue Airways United Airlines Wyndam Hotel Group

Customer Case Studies

The following are examples of how certain of our representative customers noted above have selected, deployed and benefited from the use of our solution:

Citizens Bank

Situation: Citizens is one of the oldest and largest financial institutions in the United States. Over time as part of an overall industry trend, Citizens’ customers have migrated from branch business to its online banking system and mobile applications in increasingly higher percentages, and Citizens believed this trend would continue.

Citizens anticipated that the shift to online and mobile banking platforms could create stability issues with its software applications due to the scale and performance requirements of these new platforms. To prepare for that accelerated growth and to continue to be able to provide an exceptional customer experience, the bank launched a strategic initiative to increase the stability and reliability of its software applications.

Solution and benefits: In 2014, we deployed our Application Performance Management application as a proof of concept and were able to immediately identify application performance issues. The immediate success of our unified solution led to Citizens purchasing on-premises licenses of our Application Performance Management application for 25 of its critical software applications as well as our Infrastructure Visibility application for its IT infrastructure and our End-User Monitoring application for its mobile applications. Following the success of its initial deployment, in 2015, Citizens licensed our Application Performance Management application for an additional 25 critical software applications and expanded its use of our End-User Monitoring application for its web-based software applications. Citizens estimates that since they first deployed our solutions in 2014 our unified solution has reduced unplanned downtime of its software applications and reduced critical software application performance incidents by more than 15% each while also improving mean time to repair such unplanned downtime and critical performance incidents substantially.

Ellie Mae

Situation: Ellie Mae’s mission is to automate the mortgage process. One of its strategic offerings in the automation push is Encompass, a system of record for mortgages, which enables lenders to streamline and automate the mortgage process from origination to underwriting. This increasingly complex SaaS offering and its integrations with Ellie Mae’s growing partner ecosystem have magnified the risk of performance issues, service outages and latency. To help ensure that its software applications delivered peak performance across every step of the automation process at all times, Ellie Mae was looking for an integrated solution to mitigate these risks and improve the performance of its code and IT infrastructure underlying its services.

Solution and benefits: In 2014, Ellie Mae purchased our Application Performance Management and Infrastructure Visibility applications after determining it needed end-to-end visibility for the software application and IT infrastructure environment underlying Encompass, with its multiple integrations. The company deployed our solution in production where additional instrumentation of complex transaction flows was needed to try to ensure that business-critical services were operating at peak levels at all times. With our solution, Ellie Mae was able to quickly view and understand its business transactions, identify and isolate the source of application performance issues and determine how to remediate issues quickly. For example, within a few minutes of installing our software agents on its application servers, Ellie Mae discovered a defect in its software application that was allowing invalid data to pass from the user interface to the backend system, resulting in excessive memory consumption. Ellie Mae was able to quickly and accurately identify the source of memory consumption and make adjustments accordingly, which reduced the overall utilization of its compute memory from 90% to 40% following the deployment of our solutions in 2014. Ellie Mae has also consolidated its disparate collection of management tools into our integrated, scalable solution and created tailored alerts around deviations from dynamic baselines. Further, our solution enabled Ellie Mae to reduce the mean time to resolution of performance issues.

Sky

Situation: Sky, a leading entertainment company in Europe, has millions of customers that expect to be able to access its programming on their mobile devices, televisions and desktops at all times. When Sky’s customers experience outages or performance incidents when attempting to view content via Sky’s web and mobile software applications, it adversely affects Sky’s business and brand, particularly with respect to high-traffic events, such as sporting events and popular television show premiers. Sky’s senior leadership team needed an integrated solution which could enable it to proactively monitor and manage the stability of its programming delivery platform, which includes both on-premises applications and external public cloud-hosted applications used to optimize the quality of its customers’ experiences.

Solution and benefits: After initially purchasing approximately 110 of our Application Performance Management software agents in 2013, Sky expanded its usage of our Application Performance Management application by purchasing an additional 5,425 software agents in 2014. Once deployed, Sky saw immediate results as our integrated solution helped improve the performance of Sky’s programming delivery platform by rapidly identifying and isolating the root cause of performance issues, reducing outages and minimizing the related impact on its customers. In 2015, Sky further increased its investment in our platform by purchasing more Application Performance Management software agents as well as deploying our End-User Monitoring and Infrastructure Visibility applications. Although Sky initially purchased SaaS subscriptions in 2013, today it uses a hybrid model consisting of SaaS subscriptions and on-premises licenses of our applications to support its combination of on-premises and external public cloud-hosted applications. As Sky is rapidly moving to a microservices architecture, it has begun to leverage our integrated solution to accelerate its code and product releases and is deploying our solution as a key component of the planned international expansion of its platform.

Williams-Sonoma

Situation: Williams-Sonoma has become one of the largest digital retailers in the United States. In order to continue to scale and to uphold its commitment to provide customers with high-quality experiences, Williams-Sonoma has focused on investing in its technology and IT infrastructure. Williams-Sonoma wanted to implement a solution that provided real-time visibility into the performance of their software application and IT infrastructure environments to help ensure that customer expectations were met and even exceeded.

Solution and benefits: Williams-Sonoma purchased our Application Performance Management application in 2010 for its eCommerce division. Given the success of the initial deployment, Williams-Sonoma purchased additional licenses for our Application Performance Management application in 2012 and 2013, and broadened its use of our platform by purchasing our Infrastructure Monitoring product in 2015 and 2016. Williams-Sonoma has also begun expanding its deployment to its brick-and-mortar stores to monitor and manage the systems that power the in-store experience, such as point of sale and inventory management, and quickly provide alerts to minimize any impacts on customers. As a result, Williams-Sonoma has gained visibility into, and can better anticipate and address, performance issues in real-time.

Sales and Marketing

We target mid- to large-size organizations worldwide, such as Global 2000 companies, through our direct sales efforts as well as distributors, resellers and managed service providers. Our partner network provides us with additional sales leverage by sourcing new prospects, renewing existing subscriptions, providing technical support and upselling and cross-selling for additional use cases and agent counts, as well as expanding our international sales reach. Channel partners are compensated based on the margin they earn reselling our applications to end-user customers. Our sales agreements with channel partners generally do not grant rights of return or pricing protection. In addition, we offer a self-service, web-based free trial of our applications that allows any prospective customer to validate their business value without cost or risk and streamlines our ability to prospect and qualify customer opportunities. We also have OEM distribution relationships with various third-party software providers who embed limited-use versions of our solution in their applications to further extend our reach.

Our sales and marketing organizations work together closely to drive brand and product awareness, build a robust sales pipeline and cultivate customer and partner relationships to drive revenue growth. We leverage a broad mix of outbound marketing tactics such as industry events, webinars and user events to target new business, as well as support our cross-sell and upsell efforts within our installed base. For example, we host an annual worldwide user and partner conference, AppSphere, to support and connect the AppDynamics community and to help our customers realize greater business results from our applications. In addition, we have invested, and intend to continue investing, in inbound marketing activities to drive pipeline generation.

Professional Services and Training

We have built and foster a company-wide culture that prioritizes customer success. While our software is easy to implement and use, we offer a variety of consulting and training services, such as enablement, deployment, operational management and configuration services through our professional services organization, which is well versed in the needs of, and complexities facing, enterprises. Our training methodology is based on driving value for our customers by enabling key use cases, educating them as to the features and functionality of our applications and ensuring their software application and IT infrastructure environments are operating at peak levels. Our applications are also supported by our partner network as well as select implementation, systems integration and change management providers.

Research and Development

Our research and development efforts are focused on continuing to enhance the functionality, breadth and scalability of our integrated suite of applications, addressing new use cases and developing additional, innovative monitoring and analytics technologies. We further rely on automation in our development process with test automation performed daily. These development methodologies allow us to rapidly develop and regularly release new and enhanced software features.

For the fiscal years ended January 31, 2014, 2015 and 2016, our research and development expenses were $21.7 million, $34.1 million and $57.7 million, respectively.

Customer Support and SaaS Operations

Our customer success organization supports our SaaS operations and offers 24/7 customer support focused on providing fast resolutions to complex enterprise issues. Our software maintenance and support agreements, which are sold separately with our perpetual software licenses and bundled with our time-based licenses and SaaS subscriptions, provide our customers with rights to technical support, unspecified software upgrades, maintenance releases and patches released during their term of the maintenance agreement on a when-and-if-available basis.

To support the ingestion, processing and retrieval of trillions of metrics each month from thousands of individual software applications, we have developed a scalable SaaS architecture that can provide logical separation and confidentiality between each customer. We utilize a co-located datacenter as well as Amazon Web Services.

To ensure the confidentiality, integrity and availability of our applications, services and data, we maintain a comprehensive security and risk management program. This program is designed to achieve levels of assurance for our customers. This is accomplished through the design and adoption of systematic process and technology controls leveraging risk-based and industry-aligned methodologies. These controls include the use of independent, qualified third-party firms that perform security testing on our applications, services and systems, in addition to our own internal assessments. We further undergo a semi-annual SOC 2 audit performed by a third-party auditor to ensure that our program and controls are operating effectively. We also regularly review the SOC 2 and other reports for our sub-service providers to ensure their security risk management and regulatory compliance programs are vetted.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our applications and services.

As of October 31, 2016, we had 15 issued patents in the United States, 84 pending U.S. patent applications, 14 corresponding international Patent Cooperation Treaty applications and eight additional pending patent applications in non-U.S. jurisdictions, and may file additional patent applications in the future. Our issued patents expire between September 2030 and July 2035. We cannot be assured that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow the scope of the claims sought. Furthermore, even if a patent issues, we cannot be assured that such patent will have adequate coverage to protect our business.

We have registered “AppDynamics” as a trademark in the United States and certain non-U.S. jurisdictions for our name and certain of the words and phrases that we use in our business. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests. We also license software from third parties for integration into our applications, and we utilize open source software.

We protect our proprietary rights by controlling access to and use of our technology and confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright laws. We intend to expand our international operations in certain foreign countries where effective patent, copyright, trademark and trade secret protection may not be available or may be limited.

Competition

The market for software application monitoring and analytics solutions is evolving, complex and defined by changing technology and customer needs. We expect competition to intensify in the future as competitors bundle new and more competitive offerings with their existing products and services, and as products and product enhancements are introduced into our markets.

We compete either directly or indirectly with:

•	systems management vendors, such as BMC Software, Inc. and CA, Inc.;

•	software application performance management providers, such as Dynatrace LLC and New Relic, Inc.;

•	diversified technology companies, such as Hewlett Packard Enterprise Company and Microsoft Corporation; and

•	ITOM, business intelligence, analytics and other point solution vendors that address a portion of the issues that we solve.

In addition to the competitors listed above, we face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with or acquiring other companies, or providing alternative approaches to provide similar results. We may also face competition from companies entering our market, including large technology companies which could expand their platforms or acquire one of our competitors.

The principal competitive factors in our markets include:

•	product features, functionality and reliability;

•	ease and cost of deployment, use and maintenance;

•	deployment options and flexibility;

•	customer, technology and platform support;

•	ability to easily integrate with customers software application and IT infrastructure environments;

•	the quality of data collection and correlation;

•	interoperability and ease of integration; and

•	brand recognition.

While we believe that we compete favorably on the foregoing factors, we may be at a competitive disadvantage to certain of our current and future competitors as they may be able to devote greater resources to the development and improvement of their products and services than we can and, as a result, may be able to respond more quickly to technological changes and customers’ changing needs. Moreover, because our market is changing rapidly, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid product development cycles or lower marketing costs, could introduce new products and services that disrupt the manner in which our integrated suite of products addresses the needs of our customers and potential customers.

Employees

As of October 31, 2016, we had 1,186 full-time employees, including 485 in sales and marketing, 304 in research and development, 166 in general and administrative, 122 in professional services and training and 109 in customer support and SaaS operations. Although we have work councils and statutory employee representation obligations in certain jurisdictions, our U.S. employees are not represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters occupy approximately 83,500 square feet in San Francisco, California under a lease that expires in May 2022. We maintain additional offices in New York, New York, Dallas, Texas and in various international locations, including, India and the United Kingdom. We believe that our current facilities are sufficient for our current needs. However, to the extent we meet our current growth expectations, we will need to expand our facilities. While we believe that we will be able to obtain additional or substitute facilities on commercially reasonable terms, we expect to incur additional expenses in connection with any such new or expanded facilities.

Legal Proceedings

From time to time we are a party to various litigation matters and subject to claims that arise in the ordinary course of business including, for example, patent infringement lawsuits by non-practicing entities. In addition, third parties may assert claims against us in the form of letters and other communications. We currently believe that these ordinary course matters will not have a material adverse effect on our future financial results of operations; however, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table provides information regarding our executive officers, key employees and directors as of December 31, 2016:

Name	Age	Position
Executive Officers
David Wadhwani	45	President, Chief Executive Officer and Director
Randy S. Gottfried	51	Chief Financial Officer
Dali Rajic	43	Chief Revenue Officer
Bhaskar Sunkara	39	Chief Technology Officer and Head of Product

Key Employees
Kendall Collins	41	Chief Marketing Officer
Susan Lovegren	55	Chief People Officer
Danny Winokur	47	Senior Vice President, Customer and Strategic Operations
Daniel J. Wright	33	Senior Vice President, General Counsel and Corporate Secretary

Non-Employee Directors
Jyoti Bansal	38	Chairman
Jonathan C. Chadwick(1)	50	Director
Asheem Chandna(2)(3)	52	Director
Dev C. Ittycheria(2)	49	Director
Ravi Mhatre(2)(3)	49	Director
Gary M. Reiner	62	Director
Charles J. Robel*(1)(3)	67	Director
David C. Scott(1)	54	Director

*	Lead independent director.
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

David Wadhwani has served as our President, Chief Executive Officer and as a director since September 2015. Prior to joining us, Mr. Wadhwani served in various executive roles from December 2005 to September 2015 at Adobe Systems Incorporated, a computer software company, including as Senior Vice President and General Manager, Digital Media. He joined Adobe in December 2005 through its acquisition of Macromedia, Inc., a multimedia and web development software company, where he served as Vice President. Prior to Macromedia, Mr. Wadhwani co-founded iHarvest, Inc., a web content management company, and served as Vice President of Engineering and as a director. Mr. Wadhwani holds a B.S. degree in Computer Science from Brown University.

We believe Mr. Wadhwani is qualified to serve as a member of our board of directors because of the perspective he brings as our President and Chief Executive Officer and his extensive experience with technology companies.

Randy S. Gottfried has served as our Chief Financial Officer since January 2015. Prior to joining us, Mr. Gottfried was a private investor from June 2013 to December 2014. From February 2004 to May 2013, Mr. Gottfried served as Chief Financial Officer of Riverbed Technology, Inc., a network technology company acquired by Thoma Bravo, LLC in April 2015, and from October 2012 to May 2013, he also served as Riverbed’s Chief Operating Officer. Mr. Gottfried holds a B.B.A. degree in Accounting from the University of Michigan and an M.B.A. degree from the Kellogg Graduate School of Management at Northwestern University.

Dali Rajic has served as our Chief Revenue Officer since August 2016. Mr. Rajic previously served as our Vice President of Sales, Americas from February 2016 to July 2016, Vice Present of Sales, North America from February 2014 to January 2016 and Vice President of Sales, West from April 2012 to February 2014. Prior to joining us, Mr. Rajic served in various executive roles at BMC Software, Inc., a computer software company, from February 2009 to March 2012, most recently as Area Director. From June 2006 to January 2009, Mr. Rajic served as Regional Vice President of Sales for Verint Systems Inc., an analytics company. Mr. Rajic holds a B.S. degree in International Marketing from California State Polytechnic University, Pomona and an M.B.A. degree from the Kellogg Graduate School of Management at Northwestern University.

Bhaskar Sunkara has served as our Chief Technology Officer and Head of Product since April 2014. Mr. Sunkara previously served as our Vice President of Product Management from December 2011 to April 2014, Director of Engineering from October 2009 to December 2011 and Principal Software Engineer from June 2008 to October 2009. Prior to joining us, Mr. Sunkara served as a Senior Software Engineer at CA Wily Technology from March 2006 to June 2008. From April 2005 to March 2006, he served as a Software Engineer at Wily Technology, Inc. until its acquisition by CA, Inc. in March 2006. Mr. Sunkara holds a B.S. degree in Computer Science and Engineering from Madras University.

Key Employees

Kendall Collins has served as our Chief Marketing Officer since March 2016. Prior to joining us, Mr. Collins served in various executive roles at salesforce.com, inc., a cloud computing company, from March 2004 to June 2015, most recently as Chief Executive Officer for Salesforce Cloud and as an Executive Vice President of salesforce.com, inc. From July 2001 to September 2003, Mr. Collins served as a Director of Competitive Intelligence at Siebel Systems, Inc., a customer relationship management software company. Mr. Collins holds a B.S. degree in Commerce from the University of Virginia.

Susan Lovegren has served as our Chief People Officer since August 2016. Prior to joining us, Ms. Lovegren served as Senior Vice President, Human Resources of Juniper Networks, Inc., a global provider of networking equipment and software, from June 2015 to August 2016. From April 2013 to June 2015, Ms. Lovegren served as Senior Vice President of Human Resources of Plantronics, Inc., an electronics company. Prior to joining Plantronics, Ms. Lovegren served in various executive roles at Juniper Networks, from June 2006 to April 2013, most recently as Vice President, Human Resources. Ms. Lovegren also previously served in various roles in human resources management at Agilent Technologies, Inc. and the Hewlett-Packard Company. Ms. Lovegren holds a B.A. degree in Radio and Television Broadcasting from San Jose State University and an M.S. degree in Human Resources Management from Golden Gate University.

Danny Winokur has served as our Senior Vice President, Customer and Strategic Operations since March 2016. Prior to joining us, Mr. Winokur served in various executive roles at Adobe Systems Incorporated from July 2007 to February 2016, most recently as the Vice President and General Manager, Customer Experience and Enterprise Offerings. From July 2006 to July 2007, Mr. Winokur served as Vice President of Business Development for Simplicita Software, Inc., a computer software company acquired by Sandvine Incorporated. Mr. Winokur holds an A.B. degree in History from Brown University.

Daniel J. Wright has served as our as our Senior Vice President and General Counsel since January 2016 and has served as our Corporate Secretary since June 2014. Mr. Wright previously served as our Vice President of Legal from April 2014 to January 2016, and served as Director of Legal from April 2013 to April 2014. Prior to joining us, Mr. Wright served as an associate at Goodwin Procter LLP, a law firm, from August 2010 to March 2013. Mr. Wright holds a B.S. degree in International Business from Pepperdine University and a J.D. degree from Boston College.

Non-Employee Directors

Jyoti Bansal founded our company and has served as our Chairman since September 2015 and as a member of our board of directors since April 2008. From September 2015 to August 2016, Mr. Bansal served as our Chief

Strategist, and from April 2008 to September 2015, Mr. Bansal served as our President and Chief Executive Officer. Prior to founding our company, Mr. Bansal served as Principal Software Engineer at CA Wily Technology, a subsidiary of CA, Inc., a software company, from March 2006 to March 2008. From March 2005 to February 2006, he served as Senior Software Engineer at Wily Technology, Inc., an enterprise application management solutions company acquired by CA, Inc. in March 2006. Mr. Bansal holds a B.S. degree in Computer Science from the Indian Institute of Technology Delhi.

We believe Mr. Bansal is qualified to serve as a member of our board of directors because of the experience he brings as our Founder and Chairman, as well as his perspective as one of our largest stockholders.

Jonathan C. Chadwick has served as a member of our board of directors since December 2016. Mr. Chadwick has been a private investor since April 2016. From November 2012 to March 2016, Mr. Chadwick served as Chief Financial Officer and Executive Vice President of VMware, Inc., a virtualization and cloud infrastructure solutions company, and from August 2014 to March 2016, he also served as VMware’s Chief Operating Officer. From March 2011 until November 2012, he served as the Chief Financial Officer of Skype Communication S.á.r.l., a voice over IP (VoIP) service, and as a corporate vice president of Microsoft Corporation after its acquisition of Skype in October 2011. From June 2010 until February 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security software company, until its acquisition by Intel Corporation. From September 1997 until June 2010, Mr. Chadwick served in various executive roles at Cisco Systems, Inc., a multinational technology company, most recently as Senior Vice President, CFO – Global Customer Markets. He currently serves on the board of directors of Cognizant Technology Solutions Corporation, F5 Networks, Inc. and ServiceNow, Inc. He also worked for Coopers & Lybrand in various roles in the U.S. and U.K. Mr. Chadwick is a Chartered Accountant in England and holds a B.Sc. degree in Electrical and Electronic Engineering from the University of Bath, U.K.

We believe Mr. Chadwick is qualified to serve as a member of our board of directors because of his significant financial expertise as a Chief Financial Officer and service on the boards of directors of various public companies.

Asheem Chandna has served as a member of our board of directors since April 2008. Mr. Chandna has served as a Partner at Greylock Partners, a venture capital firm, since September 2003. From April 1996 to December 2002, Mr. Chandna served as Vice President, Business Development and Product Management at Check Point Software Technologies Inc., a provider of IT security solutions. He currently serves on the board of directors of Palo Alto Networks, Inc. and a number of privately-held companies. Mr. Chandna previously served on the board of directors of Imperva, Inc. and Sourcefire, Inc. Mr. Chandna holds a B.S. degree in Electrical Engineering and an M.S. degree in Computer Engineering from Case Western Reserve University.

We believe Mr. Chandna is qualified to serve as a member of our board of directors because of his extensive corporate governance, corporate finance and business development expertise gained from his career in the venture capital industry and from his experience serving on the board of directors of several public and privately-held companies.

Dev C. Ittycheria has served as a member of our board of directors since April 2011. Mr. Ittycheria has served as the President, Chief Executive Officer and a director of MongoDB, Inc., an open source software company, since September 2014. From October 2013 to September 2014, he served as a Managing Director at OpenView Venture Partners, a venture capital firm. From February 2012 to June 2013, Mr. Ittycheria served as Venture Partner at Greylock Partners, a venture capital firm. From April 2008 to February 2010, Mr. Ittycheria served as President-Enterprise Management at BMC Software, Inc. which he joined in connection with its acquisition of BladeLogic, Inc., a computer software company, which he co-founded and served as its Chief Executive Officer. Mr. Ittycheria currently serves on the board of directors of athenahealth, Inc. and a privately-held company. Mr. Ittycheria holds a B.S. degree in Electrical Engineering from Rutgers University.

We believe Mr. Ittycheria is qualified to serve as a member of our board of directors because of his experience in building and managing high-growth technology companies, and his service on the board of directors of several public companies.

Ravi Mhatre has served as a member of our board of directors since April 2008. Mr. Mhatre co-founded Lightspeed Venture Partners, an early-stage technology venture capital firm, and has served as Managing Director since August 1999. He currently serves on the board of directors of Nutanix, Inc. and a number of privately-held companies. Mr. Mhatre holds a B.S. degree in Electrical Engineering and a B.A. degree in Economics from Stanford University and an M.B.A. degree from Stanford University’s Graduate School of Business.

We believe Mr. Mhatre is qualified to serve as a member of our board of directors because of his extensive background in and experience with the venture capital industry, providing guidance and counsel to a wide variety of technology companies and his service on the board of directors of a number of private companies.

Gary M. Reiner has served as a member of our board of directors since November 2016. Since November 2011, Mr. Reiner has served as an Operating Partner at General Atlantic LLC, a private equity firm. From September 2010 to November 2011, Mr. Reiner served as Special Advisor to General Atlantic. From 1996 to September 2010, Mr. Reiner served as Senior Vice President and Chief Information Officer at General Electric Company, a multinational conglomerate corporation. Mr. Reiner previously held other executive positions with General Electric since joining the company in 1991. Mr. Reiner currently serves on the boards of directors of Box, Inc., Citigroup Inc. and Hewlett Packard Enterprise Company. He previously served on the board of directors of Genpact Ltd. and a number of General Atlantic’s privately held portfolio companies. Mr. Reiner holds a B.A. degree in Economics from Harvard University and an M.B.A. degree from Harvard Business School.

We believe that Mr. Reiner is qualified to serve as a member of our board of directors because of his extensive experience and background within the venture capital industry and his participation on numerous boards of both public and private companies.

Charles J. Robel has served as our Lead Independent Director since December 2016, and as a member of our board of directors since May 2014. Mr. Robel has been a private investor since February 2011. From October 2006 to February 2011, he served as Chairman of the board of directors of McAfee until its acquisition by Intel Corporation. From June 2000 to December 2005, he served as General Partner and Chief of Operations at Hummer Winblad Ventures Partners, a venture capital firm. Earlier in his career, Mr. Robel served as a Partner at PricewaterhouseCoopers, LLP. Mr. Robel currently serves on the board of directors of GoDaddy Inc., Jive Software, Inc. and Model N, Inc. He previously served on the board of directors of Autodesk, Inc., DemandTec, Inc., Informatica Corporation and Palo Alto Networks, Inc. Mr. Robel holds a B.S. degree in Accounting from Arizona State University.

We believe Mr. Robel is qualified to serve as a member of our board of directors because of his substantial public company leadership and corporate governance experience as well as his significant financial expertise.

David C. Scott has served as a member of our board of directors since June 2015. From October 2010 until his retirement in March 2015, Mr. Scott served as Senior Vice President and General Manager of Storage at HP Inc., formerly Hewlett-Packard Company. From January 2001 to October 2010, he served as President, Chief Executive Officer and a director of 3PAR Inc., a utility storage solutions provider, acquired by HP Inc. Mr. Scott holds a B.S. degree in Computer Science and Mathematics from Bristol University in the United Kingdom.

We believe Mr. Scott is qualified to serve as a member of our board of directors because of his extensive experience with growing and managing technology companies.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our executive officers, directors and employees, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.appdynamics.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for executive officers and directors, on our website. Information on or that can be accessed through our website is not part of this prospectus.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of nine directors, seven of whom qualify as “independent” under The NASDAQ Stock Market listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Chandna, Mhatre and Wadhwani, and their terms will expire at the annual meeting of stockholders to be held in 2017;

•	the Class II directors will be Messrs. Ittycheria, Reiner and Scott, and their terms will expire at the annual meeting of stockholders to be held in 2018; and

•	the Class III directors will be Messrs. Bansal, Chadwick and Robel, and their terms will expire at the annual meeting of stockholders to be held in 2019.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors determined that Messrs. Chadwick, Chandna, Ittycheria, Mhatre, Reiner, Robel and Scott do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The NASDAQ Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships, Related Party and Other Transactions.”

Lead Independent Director

Our board of directors adopted corporate governance guidelines which provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Jyoti Bansal is our Chairman and is not an “independent” director as defined in the listing standards of the The NASDAQ Stock Market, our board of directors has appointed Charles J. Robel to serve as our Lead Independent Director. As Lead Independent Director, Mr. Robel will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Messrs. Chadwick, Robel and Scott, with Mr. Robel serving as chairman. Messrs. Chadwick, Robel and Scott meet the requirements for independence of audit committee members under current listing standards of The NASDAQ Stock Market and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current listing standards of The NASDAQ Stock Market. In addition, our board of directors has determined that Mr. Robel is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (Securities Act). The responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent accountants, our interim and year end operating results;

•	establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing and approving related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes such firm’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	pre-approve all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of The NASDAQ Stock Market.

Compensation Committee

Our compensation committee is comprised of Messrs. Chandna, Ittycheria and Mhatre, with Mr. Mhatre serving as chairman. Messrs. Chandna, Ittycheria and Mhatre meet the requirements for independence of compensation committee members under current listing standards of The NASDAQ Stock Market and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. The responsibilities of our compensation committee include, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer;

•	administering our stock plans;

•	reviewing and making recommendations to our board of directors regarding incentive compensation and equity plans; and

•	reviewing and discussing risks arising from our company’s compensation practices relating to compensation and benefits of our employees and evaluating policies and practices to mitigate such risks.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of The NASDAQ Stock Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Chandna, Mhatre and Robel, with Mr. Chandna serving as chairman. Messrs. Chandna, Mhatre and Robel meet the requirements for independence of nominating and corporate governance committee members under current listing standards of The NASDAQ Stock Market and SEC rules and regulations. The responsibilities of our nominating and corporate governance committee include, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	evaluating and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of The NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

A member of our board of directors and our compensation committee, Asheem Chandna, is affiliated with Greylock Partners, which is a beneficial owner of more than 5% of our capital stock. Entities affiliated with Greylock Partners purchased 403,951 shares of our Series E redeemable convertible preferred stock for a total purchase price of $3,999,991.48 in July 2014 and 72,946 shares of our Series F redeemable convertible preferred stock for a total purchase price of $1,000,001.40 in October 2015.

A member of our board of directors and our compensation committee, Ravi Mhatre, is affiliated with Lightspeed Venture Partners VII, L.P. (Lightspeed Venture Partners), which is a beneficial owner of more than 5% of our capital stock. Lightspeed Venture Partners purchased 403,951 shares of our Series E convertible redeemable preferred stock for a total purchase price of $3,999,991.48 in July 2014 and 72,946 shares of our Series F redeemable convertible preferred stock for a total purchase price of $1,000,001.40 in October 2015.

Non-Employee Director Compensation

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. In the fiscal year ended January 31, 2016, our non-employee directors did not receive any cash compensation for their service on our board of directors or committees of our board of directors. During the fiscal year ended January 31, 2016, two of our directors, David Wadhwani, our President and Chief Executive Officer, and Jyoti Bansal, our Founder and Chairman, were our employees. Each of Messrs. Wadhwani’s and Bansal’s compensation is discussed in the section titled “Executive Compensation.”

We adopted a new compensation policy for our non-employee directors that will be effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part, with all annual equity award grants under the policy to begin following the first annual meeting of our stockholders following the effective date of the policy, unless otherwise determined by our compensation committee. Only non-employee directors who are also independent within the meaning of the corporate governance rules of The NASDAQ Stock Market will be eligible to receive compensation as a non-employee director under the policy.

The policy does not provide for any cash compensation for service on our board of directors or its committees or any per-meeting attendance fees for attending meetings of our board of directors or its committees.

Subject to any limits in the equity plan under which the award is granted, each person who first becomes a non-employee director will receive an initial award of RSUs on the date of his or her appointment to our board of directors, with such award covering a number of shares of our common stock having a value equal to $400,000, rounded down to the nearest whole share. However, if an individual was a member of our board of directors and also an employee, he or she will not receive such an award if he or she becomes a non-employee director due to termination of his or her employment. Each non-employee director’s initial award will vest in equal installments on each of the 12 quarterly vesting dates beginning with the first quarterly vesting date on or after the commencement of the non-employee director’s service as a non-employee director, subject to the non-employee director’s continued service with us through each such date.

Subject to any limits in the non-employee director compensation policy and the equity plan under which the award is granted, on the date of each annual meeting of our stockholders, each continuing non-employee director will receive annual award(s) of RSUs covering a number of shares of our common stock having the applicable value listed below, rounded down to the nearest whole share, for their service as a non-employee director, as the non-employee director who serves as the Lead Independent Director (if any), and/or as chair or member of a committee of our board of directors, as applicable.

•	each non-employee director will receive an annual award of $230,000;

•	the non-employee director who serves as the lead independent director (if any) will receive an annual award of $20,000;

•	the chair of our audit committee will receive an annual award of $20,000, and other members of our audit committee will receive an annual award of $10,000;

•	the chair of our compensation committee will receive an annual award of $12,000, and other members of our compensation committee will receive an annual award of $6,000; and

•	the chair of our nominating and corporate governance committee will receive an annual award of $8,000, and other members of our nominating and corporate governance committee will receive an annual award of $4,000.

If, as of the date of an annual meeting of stockholders, a non-employee director has served as a member of the board of directors for less than six months, each annual award such non-employee director otherwise is eligible to receive under the non-employee director compensation policy will be 50% of the award value specified above.

Each annual award will vest in equal installments on each of the four quarterly vesting dates after the grant date (with the fourth installment vesting on the date of the annual meeting of our stockholders following the grant date if prior to the fourth quarterly vesting date), subject to the applicable non-employee director’s continued service with us through each such date.

The awards granted to non-employee directors under the policy will fully vest immediately prior to a “change in control” as defined in our 2017 Equity Incentive Plan (or, for any awards granted under another equity plan, immediately prior to any similar transaction that is defined in such equity plan).

The following table provides information regarding the total compensation that was awarded to each of our directors who was not serving as an executive officer during our fiscal year ended January 31, 2016. Messrs. Chadwick and Reiner were not directors during fiscal 2016.

Name	Stock Awards ($)(1)	Total ($)
Asheem Chandna	—	—
Dev C. Ittycheria(2)	1,346,800	1,346,800
Ravi Mhatre	—	—
Charles J. Robel(3)	—	—
David C. Scott(4)	567,503	567,503
Robert Swan(5)	—	—

(1)	The amounts in the “Stock Awards” column reflect the aggregate grant date fair value of the restricted stock units (RSUs) awarded to our non-employee directors as computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 8 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	As of January 31, 2016, Mr. Ittycheria had 140,000 RSUs which vest based on the satisfaction of both a time-based vesting condition and a performance-based vesting condition. The time-based vesting condition is satisfied in 48 equal monthly installments beginning on May 1, 2015. The performance-based vesting condition is satisfied upon the first to occur of our “change in control” (as defined in the 2008 Plan) or the first date that Mr. Ittycheria would be permitted to sell our securities following the completion of this offering. Vesting is conditioned on Mr. Ittycheria’s continued service to us through the applicable vesting date. 100% of the RSUs will vest on a “change in control.”
(3)	As of January 31, 2016, Mr. Robel had an option to purchase a total of 211,847 shares of our common stock. Shares subject to the option vest in 48 equal monthly installments beginning on June 30, 2014 subject to continued service to us through each date. 100% of the shares will vest on a “change in control” (as defined in the 2008 Plan).
(4)	As of January 31, 2016, Mr. Scott had 53,137 RSUs which vest based on the satisfaction of both a time-based vesting condition and a performance-based vesting condition. The time-based vesting condition is satisfied in four equal quarterly installments beginning on September 10, 2015. The performance-based vesting condition is satisfied upon the first to occur of our “change in control” (as defined in the 2008 Stock Plan (2008 Plan)) or the first date following the expiration of all lock-up and blackout periods following this offering. Vesting is conditioned on Mr. Scott’s continued service to us through the applicable vesting date. 100% of the RSUs will vest on a “change in control.”
(5)	Mr. Swan resigned from our board of directors in October 2016.

EXECUTIVE COMPENSATION

2016 Summary Compensation Table

The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by each person who served as our principal executive officer and each of the named executive officers determined under Item 402(m)(2) of Regulation S-K during our fiscal year ended January 31, 2016. We refer to these executive officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary($)		Stock Awards($)(1)	Non-Equity Incentive Plan Compensation($)		All Other Compensation($)(2)	Total($)
David Wadhwani	2016	170,513	(3)	—	19,430,171	(4)(5)	173	19,600,857
President and Chief Executive Officer
Jyoti Bansal	2016	250,000		—	217,410	(4)	529	467,939
Founder and Chairman and former President, Chief Executive Officer and Chief Strategist(6)
Randy S. Gottfried	2016	276,394		—	107,256	(4)	529	384,179
Chief Financial Officer
Joseph E. Sexton	2016	300,000		7,770,000	289,880	(4)	529	8,360,409
Former President of Worldwide Field Operations(7)

(1)	The amounts in the “Stock Awards” column reflect the aggregate grant date fair value of the restricted stock units (RSUs) awarded to our named executive officers as computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 8 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The amount represents payments made on behalf of the named executive officers for basic life insurance.
(3)	Mr. Wadhwani joined us as our President and Chief Executive Officer in September 2015 and received a prorated base salary based on his annual base salary of $500,000.
(4)	The amount represents payment earned under our 2016 Annual Incentive Plan (2016 Bonus Plan) as discussed under the section titled “Executive Compensation—Non-Equity Incentive Plan Compensation,” and for Mr. Wadhwani, a prorated amount of $184,650 based on his then-current annual target bonus amount of $500,000.
(5)	For Mr. Wadhwani, $19,245,521 of this amount represents a cash bonus that he was granted under the terms of his initial offer letter with us and became payable following the completion of our Series F redeemable convertible preferred stock financing. This bonus was paid in four, equal quarterly installments during the first year of his employment with us pursuant to the terms of his initial offer letter.
(6)	Mr. Bansal served as our President and Chief Executive Officer until September 2015 and as our Chief Strategist until August 2016.
(7)	Mr. Sexton served as our President of Worldwide Field Operations until he transitioned into an advisory role effective as of July 31, 2016.

Non-Equity Incentive Plan Compensation

Messrs. Wadhwani, Bansal, Gottfried and Sexton each received annual performance-based bonuses under our 2016 Bonus Plan following the end of fiscal 2016. Under the 2016 Bonus Plan, bonuses were payable based on our achievements against annual bookings and annual revenue targets established by our board of directors for fiscal 2016, weighted equally. For each performance metric, we had to achieve at least 90% of the target amount under the 2016 Bonus Plan to fund the bonus pool with respect to that performance metric. If a performance metric under the 2016 Bonus Plan was achieved at greater than 90% of the target amount for fiscal 2016, the funding of the bonus pool with respect to that performance metric increased on a straight line basis up to a maximum of 115% of the target amount. Following the end of our fiscal 2016, our compensation committee reviewed our achievements against the annual bookings and annual revenue targets and determined that we achieved 115% of our annual bookings target and 102.4% of our annual revenue target. The annual bonus payments for each of these named executive officers were calculated based on these determinations, and for Mr. Wadhwani, pro-rated based on his time of employment with us during fiscal 2016. The aggregate amount of bonus payments made to these named executive officers for fiscal 2016 is set forth in the “Non-Equity Incentive Plan Compensation” column of the 2016 Summary Compensation Table above.

Executive Employment Arrangements

David Wadhwani

On December 23, 2016, we entered into a confirmatory employment letter with David Wadhwani, our President and Chief Executive Officer. The confirmatory employment letter has no specific term and provides that Mr. Wadhwani is an at-will employee. Mr. Wadhwani’s current annual base salary is $375,000, reduced from $500,000 at his request, and he is eligible for an annual target cash incentive payment equal to 100% of his current annual base salary.

If Mr. Wadhwani’s employment is terminated by us other than for “cause” (as defined in the offer letter), Mr. Wadhwani will be entitled to the following, subject to the execution and effectiveness of a standard release of claims in substantially the form attached to the offer letter:

•	a payment equal to 12 months of Mr. Wadhwani’s annual base salary in effect immediately prior to the termination of employment and any bonus amounts earned but not yet paid through the date of termination of employment (the cash severance);

•	payment of reasonable COBRA health insurance premiums for 12 months immediately following the date of termination of employment (the COBRA severance); and

•	accelerated vesting of any time-based restricted unit awards that would have vested by the date that is six months following the date of termination of employment.

If a “change in control” occurs (as defined in the offer letter) and Mr. Wadhwani’s employment either is terminated by us other than for “cause” or Mr. Wadhwani resigns in a “constructive termination” (as defined in the offer letter) within 18 months after and 3 months before a change in control, then Mr. Wadhwani is entitled to the following, subject to the execution and effectiveness of a standard release of claims in substantially the form attached to the offer letter:

•	the cash severance;

•	the COBRA severance;

•	the payment of an amount equal to 100% of Mr. Wadhwani’s target bonus; and

•	accelerated vesting of all equity awards granted in connection with his initial offer letter (except that the portion of any performance-based restricted stock units that vests only upon an acquisition of a certain dollar threshold will not accelerate in a transaction less than that size and instead will be forfeited).

If any payments or benefits to Mr. Wadhwani would result in an “parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the Code), such payments and benefits will either (i) be delivered in full or (ii) reduced so as not to incur the excise tax under Code Section 4999, whichever of the amounts would make Mr. Wadhwani’s after-tax amount the greatest.

Jyoti Bansal

On December 10, 2014, we entered into an offer letter with Jyoti Bansal, our Founder, to serve as our Executive Chairman and Chief Strategist. Mr. Bansal resigned from his employment with us in August 2016, and the terms of his offer letter relating to his employment no longer apply. Mr. Bansal continues to serve on our board of directors as our Chairman. Mr. Bansal’s offer letter did not provide for a specific term and constituted at-will employment.

Mr. Bansal’s offer letter provided him with an annual base salary of $250,000, and an annual target cash bonus of $200,000, which was payable based upon the achievement of mutually agreed upon performance objectives and revenue targets established by Mr. Bansal and our board of directors. As of the resignation of his employment in August 2016, Mr. Bansal was no longer eligible to receive any further base salary payments or cash bonuses.

Randy S. Gottfried

On December 19, 2016, we entered into a confirmatory employment letter with Randy S. Gottfried, our Chief Financial Officer. The confirmatory employment letter has no specific term and provides that Mr. Gottfried is an at-will employee. Mr. Gottfried’s current annual base salary is $300,000 and he is eligible for an annual target cash incentive payment equal to 40% of his annual base salary.

Joseph E. Sexton

On October 30, 2012, we entered into an offer letter with Joseph E. Sexton, our former President, Worldwide Field Operations. The offer letter did not provide for a specific term and constituted at-will employment. On July 31, 2016, we entered into a transition, separation and general release agreement (the Transition Agreement) with Mr. Sexton, which amended his offer letter. Mr. Sexton’s 2016 annual base salary is $300,000, and he is eligible to receive an annual bonus of up to 100% of his base salary. Under the Transition Agreement, he is only entitled to receive a bonus for the first two quarters of fiscal 2017. Except as otherwise modified by his Transition Agreement, Mr. Sexton’s offer letter provides that if Mr. Sexton’s employment is either involuntarily terminated by us without cause (as defined in the offer letter) or terminated by him as a constructive termination (as defined in the offer letter), (i) Mr. Sexton will be entitled to an amount equal to six months base salary, subject to him executing and not revoking a release of claims, and (ii) in either case, within three months prior to or 12 months following a change in control (as defined in the offer letter), Mr. Sexton will be entitled to (1) an amount equal to 12 months base salary and any earned, but unpaid, bonus amounts as of the date of such termination, and (2) accelerated vesting of 100% of the unvested equity grants under the offer letter, subject to him executing and not revoking a release of claims with us. For more information regarding Mr. Sexton’s Transition Agreement, please see the section titled “Certain Relationships and Related Party Transactions—Transition, Separation and General Release Agreement” below.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding equity awards held by our named executive officers as of January 31, 2016.

	Option Awards						Stock Awards
Name	Grant Date	Number of Shares of Stock That Have Not Vested			Option Exercise Price($)	Option Expiration Date	Number of Unearned Shares, Units, or Other Rights That Have Not Vested(#)		Market Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
		Exercisable (#)		Unexercisable (#)
David Wadhwani	—	—		—	—	—	—		—
Jyoti Bansal	—	—		—	—	—	2,912,892	(2)	37,081,115
	—	—		—	—	—	1,362,499	(3)	17,344,612
Randy S. Gottfried	1/30/2015	200,000	(4)(5)	600,000	5.91	1/30/2025	—		—
		—		—	—	—	248,710	(5)(6)	3,166,078
Joseph E. Sexton	12/7/2012	1,501,744	(7)	—	0.48	12/6/2022	—		—
		—		—	—	—	600,000	(8)	7,638,000

(1)	This amount reflects the fair market value of our common stock of $12.73 per share as of January 31, 2016 multiplied by the amount shown in the column for the Number of Unearned Shares, Units or Other Rights That Have Not Vested.
(2)	The shares were acquired pursuant to an early exercise provision subject to our repurchase right in accordance with the vesting schedule of the options. The shares subject to the option vest as follows subject to continued service to us through each applicable vesting date: 62.5% vest in 48 monthly installments beginning on February 1, 2014; 12.5% vest immediately prior to the closing of this offering; 12.5% vest on the date our average market capitalization for the trailing 90 trading days including the trading day prior to the day of the calculation (the “market capitalization”) is at least $2,000,000,000; provided that we have been a publicly-traded company for at least nine calendar months since this offering; 12.5% shall vest on the date as of which our market capitalization is at least $4,000,000,000; provided, that we have been a publicly-traded company for at least nine calendar months since the closing of this offering. The shares were subject to vesting acceleration if Mr. Bansal’s employment was involuntarily terminated under certain circumstances. Mr. Bansal forfeited these vesting acceleration rights upon his resignation of employment in August 2016.
(3)	The shares underlying the RSUs vest ratably over 34 months beginning on February 19, 2016, subject to continued service as a full-time employee to us. The issuance of the underlying shares for vested RSUs shall be delayed until the earlier of the date of a change in control and June 30, 2017. Mr. Bansal forfeited his unvested RSUs upon his resignation of employment in August 2016.
(4)	One-fourth of the shares subject to the option vested on January 20, 2016 and 1/48th of the shares vest monthly thereafter, subject to continued service to us through each applicable vesting date.
(5)	Subject to Mr. Gottfried’s execution and non-revocation of a standard release of claims in favor of us, upon consummation of a “change in control” (as defined in the 2008 Stock Plan (2008 Plan)) then 50% of the total shares subject to the award shall vest.
(6)	The RSUs vest based on the satisfaction of both a time-based vesting condition and a performance-based vesting condition. The time-based vesting condition is satisfied as to one-fourth of the shares on January 20, 2016 and as to 1/48th of the shares monthly thereafter. The performance-based vesting condition is satisfied upon the first to occur of our “change in control” (as defined in the 2008 Plan) or the first date Mr. Gottfried would be permitted to sell our securities following the completion of this offering. Vesting is conditioned on Mr. Gottfried’s continued service to us through the applicable vesting date. However, in the event (i) Mr. Gottfried ceases to be in service to use either as a result of his death or “disability” (as defined in the 2008 Plan) or (ii) subject to his execution and non-revocation of a standard release of claims in favor of us, or if Mr. Gottfried’s employment is terminated by the Company without “cause” (as defined in his award agreement) prior to the occurrence of the performance-based vesting condition set out in the preceding sentence, the performance-based vesting condition will be waived.
(7)	The option is subject to an early exercise provision and is immediately exercisable. The remaining 608,952 unvested shares vest in 11 equal monthly installments beginning on February 3, 2016, subject to continued service to us. This option is subject to vesting acceleration if Mr. Sexton’s employment is involuntary terminated under certain circumstances. For more information, please see the section titled “Executive Employment Arrangements—Joseph E. Sexton.”
(8)	Of the reported RSUs, 500,000 shares underlying the RSUs vest based on the satisfaction of both a time-based vesting condition and a performance-based vesting condition. The time-based vesting condition is satisfied as to one-fourth of the shares on September 15, 2016 and as to one-twelfth of the remaining shares quarterly thereafter. The performance-based vesting condition is satisfied upon the first to occur of our “change in control” (as defined in the 2008 Plan) or the first date following the expiration of all lock-up and blackout periods following this offering. An additional 100,000 shares underlying the RSUs vest based on the satisfaction of both a financial-based vesting condition and a performance-based vesting condition. The financial-based vesting condition is based on the Company’s achievement of certain targets in fiscal 2018 and vest, if at all, subject to confirmation and approval by our compensation committee. The performance-based vesting condition is satisfied upon the first to occur of our “change in control” (as defined in the 2008 Plan) or the first date following the expiration of all lock-up and blackout periods following this offering. Vesting is conditioned on Mr. Sexton’s continued service to us through the applicable vesting date. The Transition Agreement modifies the vesting with respect to this award. For more information regarding Mr. Sexton’s Transition Agreement, please see the section titled “Certain Relationships and Related Party Transactions—Transition, Separation and General Release Agreement” below.

In connection with joining us as our President and Chief Executive Officer, Mr. Wadhwani received a grant of 5,608,621 RSUs on March 24, 2016 under the 2008 Plan. 4,206,466 RSUs subject to this award vest in 12 equal quarterly installments beginning on December 15, 2016. The remaining 1,402,155 RSUs subject to this award vest in the following four tranches: (i) one-fourth vest six months after the completion of this offering or if we are purchased in an acquisition with a total acquisition value of at least an approved dollar amount, whichever occurs first and (ii) one-fourth vest based on the achievement of certain performance metrics for each of fiscal 2017, fiscal 2018 and fiscal 2019, respectively, at the first meeting of the compensation committee of the board of directors that occurs after we have completed audited financial statements for fiscal 2017, fiscal 2018 and fiscal 2019, respectively. In the event of a “change in control” (as defined in the 2008 Plan) prior to the end of fiscal 2017, fiscal 2018 and fiscal 2019, as applicable, the unvested RSUs for each fiscal year will convert into time-based RSUs, with vesting to occur on the last day of the applicable fiscal year to which the RSUs relate.

Mr. Gottfried, our Chief Financial Officer, received a grant of 350,000 RSUs on March 24, 2016 under the 2008 Plan. The RSUs subject to this award vest as to one-fourth of the shares on March 15, 2017 and as to 1/16th of the shares quarterly thereafter.

In addition to the provisions above, none of the RSUs described in the paragraphs above will vest until the earlier of our “change in control” or the first date the award holder would be permitted to sell our securities following the completion of this offering. Vesting is conditioned on the award holder’s continued service to us through the applicable vesting date. The RSUs are subject to vesting acceleration as described in the section titled “Executive Employment Arrangements,” in the case of Mr. Wadhwani, and the section titled “Change in Control and Severance Policy,” in the case of Mr. Gottfried.

Change in Control and Severance Policy

Our compensation committee approved the following change of control and severance benefits for our current executive officers (including Mr. Gottfried) and other key employees (collectively, participants), other than our Chief Executive Officer, David Wadhwani, whose change of control and severance benefits are set forth in his offer letter described above, pursuant to a Change in Control and Severance Policy (the Severance Policy).

The Severance Policy provides that if we terminate a participant’s employment outside of the period beginning three months prior to and ending 18 months after a “change in control” (as defined in the Severance Policy) (such period, the “change in control period”) other than for “cause” (as generally defined in the Severance Policy), death or disability, the participant will receive the following:

•	a lump-sum payment equal to 12 months’ base salary; and

•	payment of COBRA continuation coverage premiums for up to 12 months (or taxable payments in lieu of such payments).

The Severance Policy provides that if a participant’s employment is terminated during the change in control period either by us other than for cause, death or disability or by the participant due to a “constructive termination” (as generally defined in the Severance Policy), the participant will receive the following:

•	a lump-sum payment equal to 12 months’ base salary;

•	pro-rata bonus for the year of termination based on actual performance plus 100% of the participant’s target bonus for the year of termination;

•	100% acceleration of unvested equity awards, with performance awards vesting at 100% of target levels; and

•	payment of COBRA continuation coverage premiums for up to 12 months (or taxable payments in lieu of such payments).

The Severance Policy provides that if we discover after a participant’s receipt of payments or benefits under the Severance Policy that grounds for the termination of the participant’s employment for cause existed, then the participant will not receive any further payments or benefits under the Severance Policy and, to the extent permitted under applicable laws, will be required to repay to us any payments or benefits he or she received under the Severance Policy (or any financial gain derived from such payments or benefits).

In addition, the Severance Policy provides that if any payments or benefits received by a participant under the Severance Policy or otherwise would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the Code) and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher. The Severance Policy does not require us to provide any tax gross-ups.

To receive the severance described above, the participant must sign and not revoke our standard separation agreement and release of claims within the time frame that is set forth in the Severance Policy. The Severance Policy does not supersede or replace certain provisions in a participant’s offer letter or equity award agreement that provide for accelerated vesting upon certain terminations of employment.

Employee Benefits and Stock Plans

2017 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2017 Plan in January 2017. The 2017 Plan will be effective one business day prior to the effectiveness of the registration statement of which this prospectus forms a part and is not expected to be used until after the completion of this offering. Our 2017 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares and performance awards to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of 12,100,000 shares of our common stock are reserved for issuance pursuant to the 2017 Plan. In addition, the shares reserved for issuance under our 2017 Plan also include shares subject to awards granted under our 2008 Plan that, after the termination of our 2008 Plan, expire or otherwise terminate without having been exercised in full or that are forfeited or repurchased by us due to the failure to vest or tendered to or withheld by us for the payment of an award’s exercise price or for tax withholding (provided that the maximum number of shares that may be added to our 2017 Plan pursuant to this provision is 35,984,551 shares). The number of shares available for issuance under our 2017 Plan also includes an annual increase on the first day of each fiscal year beginning in 2019, equal to the least of:

•	12,100,000 shares;

•	5.0% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other lower amount as the administrator may determine.

Plan Administration. Our compensation committee administers our 2017 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to administer our 2017 Plan, including but not limited to, the power to interpret the terms of our 2017 Plan and awards granted under it, to create, amend, and revoke rules relating to our 2017 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type, and/or cash.

Stock Options. Stock options may be granted under our 2017 Plan. The exercise price of options granted under our 2017 Plan will be determined by the administrator, and for incentive stock options, must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2017 Plan, the administrator will determine the methods of payment of the exercise price of an option, which may include, to the extent permitted by applicable law, cash, shares, or other property acceptable to the administrator, as well as other types of consideration.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term, except in certain circumstances where the exercise period is extended due to the exercise of the option being prevented by applicable laws prior to the occurrence of a “liquidity event” (as defined therein) or upon a change in control.

Restricted Stock. Restricted stock may be granted under our 2017 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights but not dividend rights with respect to unvested shares of restricted stock, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. RSUs may be granted under our 2017 Plan. RSUs are book entry positions representing an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of RSUs, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2017 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2017 Plan, the administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. Generally, stock appreciation rights will be subject to the same post-termination exercise restrictions as options as described above.

Performance Units, Performance Shares, and Performance Awards. Performance units, performance shares, and performance awards may be granted under our 2017 Plan. Performance units, performance shares, and performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units, performance shares, and performance awards to be paid out to participants. After the grant of a performance unit, performance share, or performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance unit, performance share, or performance award. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Performance awards will have threshold, target, and maximum payout values established by the administrator on or prior to the grant date. The administrator, in its sole discretion, may pay earned performance units, performance shares, or performance awards in the form of cash, shares, or some combination thereof.

Non-Employee Directors. Our 2017 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2017 Plan. In order to provide an annual maximum limit on the awards that can be made to our non-employee directors, our 2017 Plan provides that in any given year a non-employee director will not receive cash compensation and awards having a total value (determined under GAAP with respect to awards) greater than $600,000, increased to $1,200,000 in connection with his or her initial service as a non-employee director. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2017 Plan in the future. Please see the description of our non-employee director compensation above under “Management—Non-Employee Director Compensation.”

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2017 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization as set forth in our 2017 Plan, to prevent diminution or enlargement of the benefits or potential benefits available under our 2017 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2017 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2017 Plan in such a manner as it deems equitable.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants that all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2017 Plan provides that in the event of a merger or change in control, as defined under our 2017 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not continue any outstanding award in accordance with the terms of our 2017 Plan, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. With respect to awards granted to an outside director that are continued under the terms of our 2017 Plan, if the service of that outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her stock options, and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her RSUs, restricted stock and other outstanding awards will lapse and all performance goals or other vesting requirements for his or her performance shares, awards and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Forfeiture and Clawback. All awards granted under our 2017 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

Amendment; Termination. Our ability to grant incentive stock options under the 2017 Plan and the automatic increase in shares under the 2017 will expire in 2027. The 2017 Plan will not expire until terminated by the administrator, which has the authority to amend, suspend, or terminate our 2017 Plan, provided such action does not materially impair the existing rights of any participant, subject to certain exceptions in accordance with the terms of our 2017 Plan.

2008 Stock Plan

Our board of directors adopted and our stockholders approved our 2008 Plan in April 2008, as most recently amended in October 2016. The 2008 Plan will terminate as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, and we will not grant any additional awards under the 2008 Plan following its termination. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. As of October 31, 2016, options to purchase 14,027,005 shares of our common stock and 21,638,623 shares of our common stock issuable upon the vesting of RSUs remained outstanding under our 2008 Plan. Awards granted under the 2008 Plan are subject to terms generally similar to those described above with respect to options, restricted stock and RSUs granted under the 2017 Plan. Our 2008 Plan provides that, in the event of a merger or change in control, each award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator will not be required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. Unless the administrator provides otherwise, our 2008 Plan generally will not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

2017 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2017 Employee Stock Purchase Plan (ESPP) in January 2017. The ESPP was effective on the date it was adopted by our board of directors. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of 3,000,000 shares of our common stock are available for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal year 2019, equal to the least of:

•	2,500,000 shares;

•	1.0% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year; or

•	such amount as determined by the administrator.

Plan Administration. Our compensation committee administers the ESPP, and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility. Generally, we expect that the ESPP will provide that all of our employees are eligible to participate if they are employed by us, or any designated subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods; Purchase Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for consecutive, overlapping 12-month offering periods. The offering periods are scheduled to start on the first trading day on or after April 1 and October 1 of each year, except for the first offering period, which will commence on the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before March 31, 2018, and the second offering period, which will commence on the first trading day on or after April 1, 2017. Each offering period will include purchase periods, which will commence on or after April 1 and October 1 and end on the last trading date on or before September 30 and March 31, respectively; provided, however, that the first exercise date under the ESPP will be the last trading day on or before September 30, 2017.

Contributions. Our ESPP will permit participants to purchase shares of our common stock through payroll deductions of up to 15% of their eligible compensation.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us. A participant will be able to purchase a maximum of 3,333 shares of our common stock during a purchase period.

Non-Transferability. A participant may not transfer rights granted under the ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Certain Adjustments. In the event of certain changes in our capitalization as set forth in our ESPP, to prevent diminution or enlargement of the benefits or potential benefits available under our ESPP, the administrator will adjust the number and class of shares that may be delivered under our ESPP and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our ESPP.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the offering period then in progress will be shortened, and a new exercise date occurring before the date of the proposed dissolution or liquidation, unless otherwise provided by the administrator. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. Our ESPP will automatically terminate in 2037, unless we terminate it sooner. The administrator will have the authority to amend, suspend, or terminate our ESPP, subject to certain exceptions described in our ESPP.

Executive Incentive Compensation Plan

Our compensation committee has adopted an Executive Incentive Compensation Plan, which we refer to as our Bonus Plan. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including certain of our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Bonus Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under the Bonus Plan, our compensation committee, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, unadjusted or adjusted actual contract value, unadjusted or adjusted total contractual value, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our compensation committee, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit, segment or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by our compensation committee, but in no event later than the later of March 15 of the following calendar year or the 15th day of the third month of the following fiscal year. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the award is paid.

Our board of directors or our compensation committee, in their sole discretion, may alter, suspend or terminate the Bonus Plan, provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award already earned by such participant.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all U.S. employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code limits. We do not match any contributions made by our employees, including executives, but have the discretion to do so. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance. In addition, certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), to our directors, executive officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or executive officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2013 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock and their affiliates had or will have a direct or indirect material interest.

Private Placements

Series F Preferred Stock Financing

In October 2015 and November 2015, we issued and sold an aggregate of 11,552,805 shares of our Series F redeemable convertible preferred stock at a purchase price of $13.70879 per share, for an aggregate purchase price of approximately $158.4 million. Assuming the initial public offering price is $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, 11,552,805 outstanding shares of our Series F redeemable convertible preferred stock will convert into 13,879,138 shares of common stock. In the event our market capitalization, as determined by multiplying the number of shares of common stock outstanding immediately prior to the closing of this offering, which includes all shares convertible into shares of common stock and all shares of common stock reserved for future issuance pursuant to our equity compensation plans, by the price per share of common stock to be sold in this offering, is less than $1.9 billion, then the conversion price for our Series F redeemable convertible preferred stock will be equal to the greater of (i) the offering price per share or (ii) $11.411003 per share, and each share of our Series F redeemable convertible preferred stock would convert into more than one share of common stock. For information about the conversion of shares of our Series F redeemable convertible preferred stock, see the section titled “Capitalization.” Purchasers of our Series F redeemable convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Redeemable Convertible Preferred Stock	Total Purchase Price
General Atlantic (AD), L.P.(1)	5,470,942	$74,999,994.99
Institutional Venture Partners XIII, L.P.	510,621	$6,999,996.06
Entities affiliated with Greylock Partners(2)	72,946	$1,000,001.40
Lightspeed Venture Partners VII, L.P.(3)	72,946	$1,000,001.40

(1)	Gary M. Reiner, a member of our board of directors, is affiliated with General Atlantic (AD), L.P.
(2)	Entities affiliated with Greylock Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include: Greylock XII Limited Partnership, Greylock XII Principals LLC and Greylock XII-A Limited Partnership. Asheem Chandna, a member of our board of directors, is affiliated with Greylock Partners.
(3)	Ravi Mhatre, a member of our board of directors, is affiliated with Lightspeed Venture Partners VII, L.P. (Lightspeed Venture Partners).

Series E Preferred Stock Financing

In July 2014, we issued and sold an aggregate of 7,069,152 shares of our Series E redeemable convertible preferred stock at a purchase price of $9.90217 per share, for an aggregate purchase price of approximately $69.9 million. Each share of our Series E redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering. Purchasers of our Series E redeemable convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Greylock Partners(1)	403,951	$3,999,991.48
Lightspeed Venture Partners VII, L.P(2)	403,951	$3,999,991.48
KPCB Holdings, Inc., as nominee	858,397	$8,499,993.03
Institutional Venture Partners XIII, L.P.	858,397	$8,499,993.03

(1)	Entities affiliated with Greylock Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Greylock XII Limited Partnership, Greylock XII Principals LLC and Greylock XII-A Limited Partnership. Asheem Chandna, a member of our board of directors, is affiliated with Greylock Partners.
(2)	Ravi Mhatre, a member of our board of directors, is affiliated with Lightspeed Venture Partners.

Issuer Tender Offer

In December 2015, we conducted an issuer tender offer pursuant to which we repurchased 2,639,875 shares of our common stock from certain of our employees and executives at a price per share of $13.10, for an aggregate repurchase amount of approximately $34.6 million. An entity affiliated with Jyoti Bansal, our Founder and Chairman, sold 1,526,851 shares of our common stock for an aggregate purchase price of approximately $20.0 million. Dali Rajic, our Chief Revenue Officer, sold 43,500 shares of our common stock for an aggregate purchase price of approximately $0.6 million. Bhaskar Sunkara, our Chief Technology Officer and Head of Product, sold 152,839 shares of our common stock for an aggregate purchase price of approximately $2.0 million. Additionally, Joe Sexton, our former President of Worldwide Field Operations, sold 76,500 shares of our common stock for an aggregate purchase price of approximately $1.0 million.

Loans to our Executive Officers

Jyoti Bansal

In January 2014, we loaned to Jyoti Bansal, our Founder and Chairman, $6,779,092.80, pursuant to a promissory note with interest at a rate per annum of 0.25%, compounded annually. In connection with the promissory note, we entered into a pledge agreement with Mr. Bansal whereby he pledged and assigned a security interest in his 4,236,933 shares of common stock to us. The balance of $6,822,643.54, including principal and total accrued interest of $43,550.74, was repaid in full by Mr. Bansal in August 2016 and our security interest was released.

Joseph E. Sexton

In June 2014, we loaned to Joseph E. Sexton, our former President of Worldwide Field Operations, $450,000, pursuant to a promissory note with interest at a rate per annum of 0.32%, compounded annually. In connection with the promissory note, we entered into a pledge agreement with Mr. Sexton whereby he pledged and assigned to us a security interest in all of his shares of common stock. The balance of $450,224.88, including principal and total accrued interest of $224.88, was repaid in full by Mr. Sexton in August 2014 and our security interest was released.

In June 2014, we loaned to Mr. Sexton $220,800, pursuant to a promissory note with interest at a rate per annum of 0.32%, compounded annually, in connection with the early exercise by Mr. Sexton of certain options to purchase shares of our common stock. In connection with the promissory note, we entered into a pledge agreement with Mr. Sexton whereby he pledged and assigned to us a security interest in all of his shares of common stock. The balance of $221,914.37, including principal and total accrued interest of $1,114.37, was repaid in full by Mr. Sexton in January 2016 and our security interest was released.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including Jyoti Bansal, Bhaskar Sunkara, General Atlantic, entities affiliated Greylock Partners, Lightspeed Venture Partners, KPCB Holdings, Inc. and entities affiliated with Institutional Venture Partners, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since February 1, 2013, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Investors’ Rights Agreements

We entered into an amended and restated investors’ rights agreement with the holders of our redeemable convertible preferred stock, including entities affiliated with each of General Atlantic, Greylock Partners, Institutional Venture Partners, KPCB Holdings and Lightspeed Venture Partners, which each beneficially own more than 5% of our capital stock or of which certain of our directors are affiliated. This agreement provides, among other things, that the holders of our preferred stock have the right to request that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Allocation Agreements

We entered into an allocation agreement with General Atlantic, which beneficially owns 5% or more of our capital stock and is an affiliate of Gary M. Reiner, a member of our board of directors. The allocation agreement provides General Atlantic with the right, but not the obligation, contemporaneous with this offering, to purchase certain shares of our common stock from us in a private placement, subject to the terms and conditions of the allocation agreement and applicable securities laws. For a description of this allocation right, see the section titled “Description of Capital Stock—Allocation Agreements and Concurrent Private Placement.”

Offer Letters and Executive Arrangements

We entered into confirmatory offer letters containing compensation and benefits provisions, among others, with our executive officers as described in the section titled “Executive Compensation—Executive Employment Arrangements” above. Additionally, on March 28, 2014, we entered into an offer letter with Charles J. Robel, a member of our board of directors, pursuant to which Mr. Robel was granted an option to purchase 211,847 shares of common stock under our 2008 Plan. Mr. Robel’s offer letter further provides 100% vesting of his option upon a change in control, provided that he remains a member of our board. On June 8, 2015, we entered into an offer letter with David C. Scott, a member of our board of directors, pursuant to which Mr. Scott was awarded 53,137 restricted stock units (RSUs) under our 2008 Plan. Mr. Scott’s offer letter further provides 100% vesting of his RSUs upon a change in control, provided that he remains a member of our board. On December 16, 2016, we entered into an offer letter with Jonathan Chadwick, a member of our board of directors, pursuant to which Mr. Chadwick was awarded 26,666 RSUs under our 2008 Plan. Mr. Chadwick’s offer letter further provides 100% vesting of his RSUs upon a change in control, provided that he remains a member of our board.

Transition, Separation and General Release Agreement

We entered into a transition, separation and general release agreement (the Transition Agreement) with Joseph E. Sexton, our former President, Worldwide Field Operations, effective July 31, 2016. The Transition Agreement provides that Mr. Sexton will, in connection with his resignation as our President, Worldwide Field Operations, remain employed with us on a full-time basis as an at-will employee until January 31, 2017. During this period, he will continue to receive his annualized base salary of $300,000 and participate in our employee benefits programs. He will also remain eligible to receive a quarterly cash bonus through the second quarter of fiscal 2017, but he will not be eligible to receive any future bonus payments. The Transition Agreement provides for a transition period following January 31, 2017 until January 31, 2018, or, if earlier, the date Mr. Sexton terminates employment with us. During the transition period, Mr. Sexton will be employed with us on a part-time basis as an at-will employee and receive an annual base salary of $100,000. Following January 31, 2017, if Mr. Sexton elects COBRA he will be entitled to reimbursement of COBRA premiums until the earlier of (i) January 31, 2018, (ii) the termination date, (iii) the date Mr. Sexton or his dependents become covered under another employer’s group health plan, or (iv) the date that we determine in good faith that we cannot provide the COBRA reimbursement without violating applicable law. Mr. Sexton will continue to vest in his outstanding equity awards until December 31, 2016. As of December 31, 2016, (i) Mr. Sexton will be vested in 100% of his stock options and will have satisfied the time-based vesting requirement for 156,250 of his RSUs, and (ii) any portion of Mr. Sexton’s outstanding equity awards for which he has not satisfied the applicable time-based vesting requirements or the performance-based vesting requirements (other than the occurrence of (1) a change in control (as defined in the 2008 Plan) or (2) the first date following the expiration of all lock-up and blackout periods following our initial public offering (as defined in the 2008 Plan) (each a liquidity condition)) will immediately be forfeited. Any of his RSUs for which the time-based vesting condition or performance-based vesting condition (other than a liquidity condition) but not the liquidity condition has been satisfied as of December 31, 2016, will remain outstanding and be eligible to vest in accordance with their terms and conditions. If Mr. Sexton is terminated without cause (as defined in his offer letter) prior to January 31, 2017, he will be entitled to the severance benefits set forth in his offer letter, as described in the section titled “Executive Compensation—Executive Employment Arrangements,” plus an extension of the post-termination exercise period for his vested and outstanding stock options until the earlier of the original expiration date of such stock options or the first date that is six months following the expiration of the lock-up agreement entered into in connection with this offering.

Limitation of Liability and Indemnification of Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation on Liability and Indemnification Matters.”

The underwriting agreement provides for indemnification by the underwriters of us and our directors and executive officers for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this responsibility, a related person is defined as a director, executive officer, nominee for director or a stockholder who beneficially owns greater than 5% of any class of our voting securities, in each case since the beginning of the most recently completed fiscal year, and their immediate family members. Our audit committee charter provides that the audit committee, or the chairperson of the audit committee, shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2016, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, and as adjusted to reflect the sale of common stock in this offering and the concurrent private placement, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to this offering and the concurrent private placement is based on 111,139,977 shares of common stock outstanding as of December 31, 2016, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share). Applicable percentage ownership after this offering and the concurrent private placement is based on 111,139,977 shares of common stock outstanding as of December 31, 2016, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share), the issuance of 12,000,000 shares of our common stock in this offering, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. For more information about the conversion of shares of our Series F redeemable convertible preferred stock, see the section titled “Capitalization.” In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by such person that are currently exercisable or exercisable within 60 days of December 31, 2016. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o AppDynamics, Inc., 303 Second Street, North Tower, 8th Floor, San Francisco, California 94107.

	Shares Beneficially Owned Prior to this Offering and the Concurrent Private Placement		Shares Acquired in the Concurrent Private Placement	Shares Beneficially Owned After this Offering and the Concurrent Private Placement
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Greylock Partners(1)	22,692,131	20.4	—	22,692,131	18.0
Lightspeed Venture Partners VII, L.P.(2)	22,692,131	20.4	—	22,692,131	18.0
Entities affiliated with Institutional Venture Partners(3)	9,089,565	8.2	—	9,089,565	7.2
KPCB Holdings, Inc., as nominee(4)	7,670,790	6.9	—	7,670,790	6.1
General Atlantic (AD), L.P.(5)	6,572,603	5.9	2,272,727	8,845,330	7.0
Named Executive Officers and Directors:
David Wadhwani	—	*	—	—	*
Randy S. Gottfried(6)	416,666	*	—	416,666	*
Joseph E. Sexton(7)	2,093,577	1.9	—	2,093,577	1.6
Jyoti Bansal(8)	15,394,143	13.9	—	15,394,143	12.2
Jonathan C. Chadwick	—	*	—	—	*
Asheem Chandna(9)	22,692,131	20.4	—	22,692,131	18.0
Dev C. Ittycheria(10)	649,000	*	—	649,000	*
Ravi Mhatre(11)	22,692,131	20.4	—	22,692,131	18.0
Gary M. Reiner	—	*	—	—	*
Charles J. Robel(12)	148,977	*	—	148,977	*
David C. Scott	—	*	—	—	*
All current executive officers and directors as a group (12 persons)(13)	63,678,105	56.9	—	63,678,105	50.2

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) 19,401,775 shares of common stock held by Greylock XII Limited Partnership (Greylock XII); (ii) 2,155,752 shares of common stock held by Greylock XII-A Limited Partnership (Greylock XII-A); and (iii) 1,134,604 shares of common stock held by Greylock XII Principals LLC (Greylock Principals). William W. Helman and Aneel Bhusri, as the Senior Managing Members of Greylock XII GP Limited Liability Company, the general partner of Greylock XII and Greylock XII-A, share voting and investment power with respect to the shares held by these entities. The shares held by Greylock Principals are held in nominee form only and as a result, Greylock Principals does not have voting or investment power with respect to these shares. The address for these entities is 2550 Sand Hill Road, Suite 200, Menlo Park, California 94025.
(2)	All of the shares are held by Lightspeed Venture Partners VII, L.P. (Lightspeed). Lightspeed General Partner VII, L.P. (Lightspeed GP) is the general partner of Lightspeed and Lightspeed Ultimate General Partner VII, Ltd. (Lightspeed UGP) is the general partner of Lightspeed GP. Barry Eggers, Ravi Mhatre, Peter Nieh and Christopher Schaepe, the managing directors of Lightspeed UGP, share voting and investment power with respect to the shares held by Lightspeed. The address for these entities is 2200 Sand Hill Road, Menlo Park, California 94025.
(3)

Consists of (i) 7,468,820 shares held of record by Institutional Venture Partners XIII, L.P. (IVP XIII); (ii) 1,612,169 shares held of record by Institutional Venture Partners XV, L.P. (IVP XV); and (iii) 8,576 shares held of record by Institutional Venture Partners XV Executive Fund, L.P. (IVP XV Executive Fund). Institutional Venture Management XIII LLC (IVM XIII) is the general partner of IVP XIII. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps, as the managing directors of IVM XIII, share voting and dispositive power with respect to the shares held by

IVP XIII. Institutional Venture Management XV (IVM XV) is the general partner of IVP XV and IVP XV Executive Fund. Messrs. Chaffee, Fogelsong, Harrick, Miller and Phelps and Jules A. Maltz, Somesh Dash and Eric Liaw, as the managing directors of IVM XV, share voting and dispositive power with respect to the shares held by IVP XV and IVP XV Executive Fund. The address for these entities is 3000 Sand Hill Road, Suite 250, Menlo Park, California 94025.
(4)	The shares are held in the name of “KPCB Holdings, Inc., as nominee” for the account of KPCB Digital Growth Fund, LLC and KPCB DGF Founders Fund, LLC (collectively, the DGF Funds) and Kleiner Perkins Caufield & Byers XIV, LLC and KPCB XIV Founders Fund, LLC (collectively, the XIV Funds). John Doerr, Ted Schlein, Brook Byers, Bing Gordon and Mary Meeker are managing members of KPCB DGF Associates, LLC, the managing member of the DGF Funds, and John Doerr, Ted Schlein, Brook Byers and Bing Gordon are managing members of KPCB XIV Associates, LLC, the managing member of the XIV Funds, and, therefore, share voting and investment power over the shares held by the DGF Funds and XIV Funds. The address for these entities is 2750 Sand Hill Road, Menlo Park, California 94025.
(5)	The shares are held by General Atlantic (AD), L.P. (GA AD). The general partner of GA AD is General Atlantic (SPV) GP, LLC (GA SPV). The limited partners of GA AD are the following General Atlantic investment funds (GA Funds): General Atlantic Partners 93 L.P. (GAP 93), GAP Coinvestments CDA, L.P. (GAPCO CDA), GAP Coinvestments III, LLC (GAPCO III), GAP Coinvestments IV, LLC (GAPCO IV) and GAP Coinvestments V, LLC (GAPCO V). The general partner of GAP 93 is General Atlantic GenPar, L.P. (GA GenPar). General Atlantic LLC (GA LLC) is the general partner of GA GenPar and GAPCO CDA. GA LLC is the sole member of GA SPV. GA LLC is also the managing member of GAPCO III, GAPCO IV and GAPCO V. GAP 93, GAPCO CDA, GAPCO III, GAPCO IV, GAPCO V, GA SPV, GA GenPar and GA LLC (collectively, the GA Group) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of the GA Group is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, New York 10055.
(6)	Consists of 416,666 shares subject to options exercisable within 60 days of December 31, 2016.
(7)	Consists of (i) 401,442 shares held of record by the Joe Sexton Trust dated August 23, 2016 for which Mr. Sexton serves as trustee; (ii) 190,391 shares held of record by the Amy Sexton Trust dated March 3, 2016 for which Mr. Sexton’s spouse serves as trustee; and (iii) 1,501,744 shares subject to option exercisable within 60 days of December 31, 2016. Mr. Sexton resigned as our President, Worldwide Field Operations effective as of July 31, 2016.
(8)	Consists of (i) 14,894,143 shares held by Mr. Bansal of which 2,306,040 shares may be repurchased by us at the original purchase price as of December 31, 2016; (ii) 250,000 shares held by The Jyoti Bansal 2015 Annuity Trust dated October 9, 2015 for which Mr. Bansal serves as trustee; and (iii) 250,000 shares held of record by The Rashmi Bartia 2015 Annuity Trust dated October 9, 2015 for which Mr. Bansal’s spouse serves as trustee.
(9)	Consists of the shares listed in footnote (1) above, which are held by entities affiliated with Greylock Partners. Mr. Chandna is a partner at Greylock Partners.
(10)	Consists of 649,000 shares held by Mr. Ittycheria.
(11)	Consists of the shares listed in footnote (2) above, which are held by Lightspeed. Mr. Mhatre is a managing director of Lightspeed UGP.
(12)	Consists of 148,977 shares subject to options exercisable within 60 days of December 31, 2016.
(13)	Consists of (i) 62,947,503 shares beneficially owned by our current executive officers and directors, of which 2,335,207 shares may be repurchased by us at the original purchase price as of December 31, 2016 and (ii) 701,227 shares subject to options exercisable within 60 days of December 31, 2016, of which 674,871 shares are fully vested.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. Our board of directors has approved an amended and restated certificate of incorporation and amended and restated bylaws which will be effective in connection with the completion of this offering, and this description summarizes the provisions that are included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement, that are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering and the concurrent private placement, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.001 par value per share.

As of October 31, 2016, there were 110,895,339 shares of our common stock outstanding, held by approximately 450 stockholders of record, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock (including additional shares issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share), which will occur upon the completion of this offering. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of The NASDAQ Stock Market, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. See the section titled “Management—Board of Directors” for additional information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributed ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

As of October 31, 2016, there were 14,027,005 outstanding options to purchase shares of our common stock, with a weighted-average exercise price of $3.48 per share. In addition, as of October 31, 2016, there were 21,638,623 shares of our common stock issuable upon vesting of RSUs outstanding pursuant to our 2008 Plan.

Warrants

As of October 31, 2016, there were 201,636 shares of our common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock with an exercise price of $1.60 per share. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price.

Registration Rights

Following the completion of this offering, the holders of shares of our redeemable convertible preferred stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended (Securities Act). These rights are provided under the terms of our amended and restated investors’ rights agreement dated November 8, 2015 (the Rights Agreement), between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings, and include demand registration rights, S-3 registration rights and piggyback registration rights. These registration rights will expire (i) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act in any 90-day period or (ii) three years after the closing of this offering.

We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes and fees and disbursements of counsel) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

The holders of an aggregate of 79,936,992 shares of our common stock (assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 76,982,448 shares of common stock immediately prior to the completion of this offering, including those additional shares issuable upon conversion of our Series F redeemable convertible preferred stock, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), or their permitted transferees, are entitled to demand registration rights pursuant to the Rights Agreement. 180 days after the completion of this offering, the holders of at least 30% of the shares entitled to registration rights then outstanding can request that we register the offer and sale of their shares, provided that such registration of shares would result in an anticipated aggregate offering price to the public of at least $10.0 million, after deducting underwriter’s discounts and expenses related to the registration of such shares. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. Depending on certain conditions, however, we may defer such registration for up to 90 days twice in any 12-month period. We are not required to effect a demand registration earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of an aggregate of 79,936,992 shares of our common stock (assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the completion of this offering, including those additional shares issuable upon conversion of our Series F redeemable convertible preferred stock, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), or their permitted transferees are entitled to S-3 registration rights pursuant to the Rights Agreement. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1.0 million, subject to exceptions set forth in the Rights Agreement.

Piggyback Registration Rights

The holders of an aggregate of 79,936,992 shares of our common stock (assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the completion of this offering, including those additional shares issuable upon conversion of our Series F redeemable convertible preferred stock, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), or their permitted transferees are entitled to piggyback registration rights pursuant to the Rights Agreement. If we register any of our securities under the Securities Act, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the Rights Agreement.

Allocation Agreements and Concurrent Private Placement

In connection with our Series F redeemable convertible preferred stock financing in October 2015 and November 2015, we entered into allocation agreements with each of General Atlantic (AD), L.P. (General Atlantic),

Altimeter Partners Fund, L.P. (Altimeter Partners) and Adage Capital Partners, LP (Adage Capital Partners). Pursuant to the allocation agreement with General Atlantic, we granted General Atlantic the right, but not the obligation, to purchase from us in a private placement concurrent to this offering the number of shares of our common stock equal to the greater of (i) $25.0 million divided by the price per share of our common stock sold in this offering, which we have estimated as $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, or (ii) 15% of the aggregate number of shares sold in the public offering (excluding shares which the underwriters have an option to purchase), which in no event shall exceed $50.0 million divided by the price per share of our common stock sold in this offering, which we have estimated as $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, subject to the terms and conditions of such allocation agreement and compliance with applicable securities laws. Pursuant to the allocation agreement with Altimeter Partners, we granted Altimeter Partners the right, but not the obligation, to purchase from us in a private placement concurrent to this offering the number of shares of our common stock equal to $5.0 million divided by the price per share of our common stock sold in this offering, which we have estimated as $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, subject to the terms and conditions of such allocation agreement and compliance with applicable securities laws. Pursuant to the allocation agreement with Adage Capital Partners, we granted Adage Capital Partners the right, but not the obligation, to purchase from us in a private placement concurrent to this offering the number of shares of our common stock equal to $2.5 million divided by the price per share of our common stock sold in this offering, which we have estimated as $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, subject to the terms and conditions of such allocation agreement and compliance with applicable securities laws.

Each of the allocation agreements requires us to provide notice to General Atlantic, Altimeter Partners and Adage Capital Partners within 15 business days after we first submit, or file with, the Securities and Exchange Commission, a registration statement covering shares of our common stock for an initial public offering. No later than 15 business days after the delivery of such notice, each of General Atlantic, Altimeter Partners and Adage Capital Partners must provide us with a non-binding written statement setting forth the aggregate dollar amount that such investor is interested in purchasing in the concurrent private placement, if any, or lose their right to participate in such private placement.

Each of General Atlantic, Altimeter Partners and Adage Capital Partners has delivered the required non-binding written statement to purchase up to the maximum amount each investor may be allocated to purchase in the concurrent private placement, provided, however, we are unable to estimate such amounts prior to the determination of the estimated offering price range to be set forth on the cover page of this prospectus. Such indications of interest are not intended to be an offer to purchase from us but merely a non-binding indication of interest to assist us in structuring the concurrent private placement and preparing appropriate disclosure in the registration statement.

Each of General Atlantic, Altimeter Partners and Adage Capital Partners must provide their final indications of interest to us no later than the time at which Morgan Stanley & Co. LLC and Goldman, Sachs & Co. receive final indications of interest from purchasers in this offering. The final indications of interest, if any, must set forth the number of shares of our common stock that such investor is interested in purchasing in the concurrent private placement up to the maximum amount allocated to such investor as described above. These indications of interest are not binding agreements or commitments to purchase, and each of General Atlantic, Altimeter Partners and Adage Capital Partners could determine to purchase more, less or no shares in the proposed concurrent private placement. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

As described in the section titled “Underwriting,” we and all of our executive officers, directors and substantially all of our equity holders, including but not limited to General Atlantic, Altimeter Partners and Adage Capital Partners, have agreed, subject to certain exceptions, not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley and Co. LLC and Goldman, Sachs & Co. for

a period of 180 days from the date of this prospectus. All of the shares of common stock sold in the concurrent private placement will be subject to such lock-up period.

In addition, General Atlantic, Altimeter Partners and Adage Capital Partners are each party to the Rights Agreement which includes certain registration rights with respect to the shares of common stock held by the investors, including any shares purchased in the concurrent private placement. See the section titled “—Registration Rights” for additional information.

The shares of our common stock to be issued in the concurrent private placement are not being offered pursuant to this prospectus and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be effective in connection with the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, which include the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors” for additional information.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•	Exclusive Forums. Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the DGCL or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware or a state or federal court located within the city and county of San Francisco, California, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision of our amended and restated bylaws. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or California law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and the telephone number is (718) 921-8200.

Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “APPD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. The effect of sales of our common stock in the public market may be exacerbated by the relatively small public float of our common stock following this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering and the concurrent private placement, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 76,982,448 shares of common stock, including those additional shares issuable upon conversion of our Series F redeemable convertible preferred stock, which will occur upon the completion of this offering, based on the number of shares of our capital stock outstanding as of October 31, 2016, we will have a total of 125,849,883 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (Securities Act), would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into or will enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. All of the shares of common stock sold in the concurrent private placement will be subject to such lock-up period. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described in the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the 12,000,000 shares of common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning 181 days after the date of this prospectus, 113,849,883 additional shares of common stock will become eligible for sale in the public market, of which shares held by affiliates will be subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley and Co. LLC and Goldman, Sachs & Co. offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock and securities convertible into or exchangeable for our common stock. All of the shares of common stock sold in the concurrent private placement will be subject to such lock-up period. Morgan Stanley and Co. LLC and Goldman, Sachs & Co. may, in their discretion, release any of the securities subject to these lock-up agreements at any time. In addition, for certain of our employees whose restricted stock units (RSUs) may vest during the lock-up period, the applicable lock-up agreement provides that such individual may transfer up to a number of shares of the common stock underlying their vested RSUs equal to the maximum tax rate applicable to such individual in order to satisfy tax withholding and remittance obligations.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 1,258,498 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of approximately 79,936,992 shares of our common stock, or their transferees (assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the completion of this offering, including those additional shares issuable upon conversion of our Series F redeemable convertible preferred stock, and assuming that we sell 2,954,544 shares of common stock in the concurrent private placement, which is the maximum number of shares that may be purchased from us in the concurrent private placement based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under outstanding stock options and our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of their ownership and disposition of our common stock purchased in this offering but is for general information only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (IRS) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This summary does not address any alternative minimum tax considerations, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	tax-qualified retirement plans;

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of purchasing, owning and disposing of shares of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any beneficial owner of our common stock other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or such successor form as the IRS designates certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that such holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (FATCA) generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transitional rules are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Barclays Capital Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
JMP Securities LLC

Total	12,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,800,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions for this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions for this offering, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,800,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions for this offering to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses paid or payable by us, exclusive of the underwriting discounts and commissions for this offering, are approximately $6.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the trading symbol “APPD.”

We and all executive officers, directors and the holders of substantially all of our outstanding capital stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, including all of the shares of common stock sold in the concurrent private placement, other than a registration statement on Form S-8.

The restrictions described in the immediately preceding paragraph to do not apply to certain customary exceptions. In addition, for certain of our employees whose restricted stock units (RSUs) may vest during the lock-up period, the applicable lock-up agreement provides that such individual may transfer up to a number of shares of the common stock underlying their vested RSUs equal to the maximum tax rate applicable to such individual in order to satisfy tax withholding and remittance obligations.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

Goldman, Sachs & Co., one of the underwriters in this offering, owns approximately 373,847 shares of Series F redeemable convertible preferred stock indirectly through Broad Street Principal Investments, L.L.C. and Lightspeed Venture Partners VII, L.P. To the extent that these shares convert into more than 373,847 shares of common stock upon the completion of this offering, any additional conversion shares in excess of 373,847 shares of common stock are deemed by FINRA to be underwriting compensation. Based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the 373,847 shares of Series F redeemable convertible preferred stock will convert into 449,127 shares of common stock. A $1.00 or greater decrease in the initial public offering price would not increase the number of shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock, and a $1.00 or greater increase in the initial public offering price would result in no additional shares being issued upon conversion of the Series F redeemable convertible preferred stock. Pursuant to FINRA Rule 5110(g)(1), these additional shares may not be sold during this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these shares by any person for a period of 180 days immediately following the date of the effectiveness or commencement of sales of this offering, subject to certain exceptions set forth in FINRA Rule 5110(g)(2).

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section

21 of the Financial Services and Markets Act 2000 (FSMA), received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Goodwin Procter LLP, Menlo Park, California, is acting as counsel to the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 0.2% of our common stock as of October 31, 2016.

EXPERTS

The consolidated financial statements of AppDynamics, Inc. at January 31, 2016 and 2015, and for each of the three years in the period ended January 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.appdynamics.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

APPDYNAMICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of AppDynamics, Inc.

We have audited the accompanying consolidated balance sheets of AppDynamics, Inc. as of January 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended January 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AppDynamics, Inc. at January 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

August 24, 2016

APPDYNAMICS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	January 31,		October 31, 2016	Pro Forma Stockholders’ Deficit as of October 31, 2016
	2015	2016
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$71,000	$147,827	$94,506
Marketable securities	—	—	35,347
Accounts receivable, net of allowance of $474, $656 and $673 as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), respectively	29,838	64,743	69,729
Deferred commissions	7,696	14,832	14,076
Prepaid expenses and other current assets	4,264	14,052	11,129

Total current assets	112,798	241,454	224,787
Long-term marketable securities	—	—	12,106
Property and equipment, net	10,862	18,122	17,348
Long-term deferred commissions	7,925	13,965	12,880
Other assets	12,702	7,162	10,385

Total assets	$144,287	$280,703	$277,506

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Current maturities of long-term debt	$1,588	$2,704	$21,619
Accounts payable	5,691	4,138	2,723
Accrued compensation	17,212	24,418	21,404
Accrued expenses and other current liabilities	11,645	17,731	17,726
Deferred revenue, current portion	66,593	122,085	164,842

Total current liabilities	102,729	171,076	228,314
Long-term debt, net of current maturities	21,006	20,998	985
Deferred revenue, less current portion	48,480	100,932	136,711
Other long-term liabilities	11,069	10,669	8,130

Total liabilities	183,284	303,675	374,140

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock—$0.001 par value; 63,103, 74,656 and 74,656 shares authorized, issued and outstanding as of January 31, 2015, January 31, 2016, and October 31, 2016 (unaudited), respectively; liquidation preference of $156,500 as of January 31, 2015, and $314,875 as of January 31, 2016 and October 31, 2016 (unaudited); no shares authorized, issued and outstanding, pro forma (unaudited)	156,137	310,147	310,147	$—
Stockholders’ deficit:
Common stock—$0.001 par value; 120,000, 145,000 and 155,000 shares authorized as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), respectively; 33,657, 32,920 and 33,913 shares issued and outstanding as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), respectively; 1,000,000,000 shares authorized and 110,895,339 shares issued and outstanding, pro forma (unaudited)	34	33	34	111
Additional paid-in capital	17,361	44,421	53,717	363,787
Accumulated other comprehensive income	378	4,161	16,279	16,279
Accumulated deficit	(212,907)	(381,734)	(476,811)	(476,811)

Total stockholders’ deficit	(195,134)	(333,119)	(406,781)	$(96,634)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$144,287	$280,703	$277,506

See notes to consolidated financial statements.

APPDYNAMICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
				(unaudited)
Revenues:
Subscription	$18,946	$42,971	$87,251	$60,605	$110,086
License	3,682	33,954	51,516	34,801	32,608
Professional services and other	972	4,940	11,825	7,384	15,733

Total revenues	23,600	81,865	150,592	102,790	158,427
Cost of revenues:
Subscription	6,393	9,884	19,801	13,959	16,980
License	69	284	565	381	648
Professional services and other	4,807	8,478	18,347	12,399	21,061

Total cost of revenues	11,269	18,646	38,713	26,739	38,689

Gross profit	12,331	63,219	111,879	76,051	119,738
Operating expenses:
Sales and marketing	49,497	85,920	132,297	89,379	118,303
Research and development	21,719	34,072	57,743	42,505	51,499
General and administrative	8,398	33,233	48,563	32,937	37,802

Total operating expenses	79,614	153,225	238,603	164,821	207,604

Operating loss	(67,283)	(90,006)	(126,724)	(88,770)	(87,866)
Interest expense	(128)	(1,958)	(3,258)	(2,173)	(3,019)
Other income (expense), net	(466)	(1,999)	(2,968)	(872)	(2,682)

Loss before income taxes	(67,877)	(93,963)	(132,950)	(91,815)	(93,567)
Provision for income taxes	461	284	1,109	581	1,510

Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)

Net loss per share:
Basic and diluted	$(3.43)	$(3.96)	$(4.85)	$(3.40)	$(3.16)

Weighted-average shares outstanding used in calculating net loss per share:
Basic and diluted	19,932	23,781	27,657	27,173	30,115

Pro forma net loss per share (unaudited):
Basic and diluted (unaudited)			$(1.28)		$(0.89)

Pro forma weighted-average shares outstanding used in calculating net loss per share (unaudited)			104,639		107,097

See notes to consolidated financial statements.

APPDYNAMICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
				(unaudited)
Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax effect of $0	34	383	3,783	(683)	12,166
Change in fair value of available-for-sale securities, net of tax effect of $0	—	—	—	—	(48)

Total other comprehensive income (loss)	34	383	3,783	(683)	12,118

Comprehensive loss	$(68,304)	$(93,864)	$(130,276)	$(93,079)	$(82,959)

See notes to consolidated financial statements.

APPDYNAMICS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 31, 2013	56,034	$86,174	21,180	$21	$2,043	$(39)	$(50,322)	$(48,297)
Exercise of stock options, net of repurchases of common stock related to early exercised stock options	—	—	8,828	9	832	—	—	841
Vesting of early exercised stock options	—	—	—	—	336	—	—	336
Stock-based compensation expense	—	—	—	—	3,654	—	—	3,654
Other comprehensive income	—	—	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	(68,338)	(68,338)

Balances at January 31, 2014	56,034	86,174	30,008	30	6,865	(5)	(118,660)	(111,770)
Issuance of redeemable convertible preferred stock, net of issuance costs of $37	7,069	69,963	—	—	—	—	—	—
Fair value of common stock warrants issued in connection with the term loan facility	—	—	—	—	199	—	—	199
Exercise of stock options, net of repurchases of common stock related to early exercised stock options	—	—	3,649	4	1,964	—	—	1,968
Vesting of early exercised stock options	—	—	—	—	280	—	—	280
Stock-based compensation expense	—	—	—	—	8,053	—	—	8,053
Other comprehensive income	—	—	—	—	—	383	—	383
Net loss	—	—	—	—	—	—	(94,247)	(94,247)

Balances at January 31, 2015	63,103	156,137	33,657	34	17,361	378	(212,907)	(195,134)
Issuance of redeemable convertible preferred stock, net of issuance costs of $4,365	11,553	154,010	—	—	—	—	—	—
Fair value of common stock warrants issued in connection with the term loan facility	—	—	—	—	1,253	—	—	1,253
Exercise of stock options, net of repurchases of common stock related to early exercised stock options	—	—	1,903	2	4,100	—	—	4,102
Vesting of early exercised stock options	—	—	—	—	313	—	—	313
Repurchase and retirement of common shares	—	—	(2,640)	(3)	—	—	(34,768)	(34,771)
Stock-based compensation expense	—	—	—	—	21,394	—	—	21,394
Other comprehensive income	—	—	—	—	—	3,783	—	3,783
Net loss	—	—	—	—	—	—	(134,059)	(134,059)

Balances at January 31, 2016	74,656	310,147	32,920	33	44,421	4,161	(381,734)	(333,119)
Exercise of stock options (unaudited)	—	—	993	1	5,343	—	—	5,344
Vesting of early exercised stock options (unaudited)	—	—	—	—	271	—	—	271
Stock-based compensation expense (unaudited)	—	—	—	—	3,682	—	—	3,682
Other comprehensive income (unaudited)	—	—	—	—	—	12,118	—	12,118
Net loss (unaudited)	—	—	—	—	—	—	(95,077)	(95,077)

Balances at October 31, 2016 (unaudited)	74,656	$310,147	33,913	$34	$53,717	$16,279	$(476,811)	$(406,781)

See notes to consolidated financial statements.

APPDYNAMICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
				(unaudited)
Operating activities:
Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,754	3,907	6,523	4,649	5,912
Stock-based compensation	3,654	8,053	21,394	16,353	3,682
Amortization of deferred commissions	2,270	7,470	13,233	8,821	13,304
Non-cash interest expense	—	475	1,002	609	1,101
Change in fair value of contingent lender fee liability	—	(301)	729	729	—
Provision for doubtful accounts	129	428	419	363	130
Other	362	(17)	6	4	45
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(8,461)	(14,405)	(37,406)	(26,584)	(8,995)
Deferred commissions	(8,510)	(14,352)	(26,410)	(13,657)	(11,463)
Prepaid expenses and other current assets	(834)	(1,694)	(10,221)	(8,944)	2,590
Other assets	(3,484)	(6,693)	6,109	5,793	506
Accounts payable	1,436	3,228	(2,393)	(1,953)	(585)
Accrued compensation	4,646	7,936	7,991	1,996	(1,824)
Accrued expenses and other liabilities	1,162	7,538	6,496	6,589	(4,649)
Deferred revenue	38,453	58,313	115,116	59,966	95,309
Other long-term liabilities	10,731	(470)	(1,021)	(2,054)	(2,187)

Net cash used in operating activities	(25,030)	(34,831)	(32,492)	(39,716)	(2,201)

Investing activities:
Purchases of property and equipment	(7,294)	(1,780)	(9,346)	(7,713)	(5,567)
Acquisitions, net of cash acquired	(1,448)	—	(425)	(425)	—
Purchases of available-for-sale securities	—	—	—	—	(55,546)
Proceeds from maturities of available-for-sale securities	—	—	—	—	7,765

Net cash used in investing activities	(8,742)	(1,780)	(9,771)	(8,138)	(53,348)

Financing activities:
Principal payments on debt	(195)	(1,782)	(29,899)	(19,239)	(2,055)
Net proceeds from issuance of convertible redeemable preferred stock	—	69,963	154,010	80,499	—
Proceeds from borrowings, net of debt issuance costs	—	19,977	28,100	28,100	—
Repurchases of common stock in tender offer	—	—	(34,771)	—	—
Proceeds from exercise of stock options, net	705	2,245	4,108	2,664	9,385
Payments of costs related to initial public offering	—	—	(34)	—	(2,066)

Net cash provided by financing activities	510	90,403	121,514	92,024	5,264

Effect of exchange rate changes on cash and cash equivalents	—	(353)	(2,424)	72	(3,036)
Net increase (decrease) in cash and cash equivalents	(33,262)	53,439	76,827	44,242	(53,321)
Cash and cash equivalents:
Beginning of period	50,823	17,561	71,000	71,000	147,827

End of period	$17,561	$71,000	$147,827	$115,242	$94,506

Supplementary cash flow disclosure:
Cash paid for:
Interest	$—	$1,408	$2,142	$1,450	$1,906
Income taxes	$342	$94	$429	$381	$1,304
Non-cash investing and financing activities:
Equipment acquired under capital lease	$2,250	$2,953	$3,497	$3,497	$—
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$535	$1,435	$816	$1,075
Vesting of early exercised stock options	$336	$280	$313	$268	$271
Issuance of warrants in connection with the term loan facility	$—	$199	$1,253	$1,253	$—
Valuation of contingent lender fee in connection with the term loan facility	$—	$840	$—	$—	$—
Accrued initial public offering costs	$—	$—	$336	$—	$1,271

See notes to consolidated financial statements.

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of the Business and Significant Accounting Policies

Business

AppDynamics, Inc. (the Company) was incorporated in Delaware in 2008 under the name Singularity Technologies, Inc. and changed its name to AppDynamics, Inc. in 2009. The Company offers an enterprise-grade application intelligence software platform that enables enterprises to accelerate their digital transformations by actively monitoring, analyzing, and optimizing complex application environments at scale. The Company’s integrated suite of products monitors the performance of software applications and IT infrastructures, down to the underlying code, and automatically correlates them into logical “business transactions.”

Fiscal Year

The Company’s fiscal year ends on January 31. References to fiscal 2016, for example, refer to the fiscal year ended January 31, 2016.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of October 31, 2016, the related interim consolidated statements of operations, comprehensive loss and cash flows for the nine months ended October 31, 2015 and 2016, the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended October 31, 2016 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP applicable to interim financial statements. The interim financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of October 31, 2016 and the Company’s consolidated results of operations and cash flows for the nine months ended October 31, 2015 and 2016. The results for the nine months ended October 31, 2016 are not necessarily indicative of the results expected for the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods covered by the financial statements and accompanying notes. In particular, these include the Company’s estimates with respect to the fair value of multiple elements in revenue recognition, uncollectible accounts receivable, the assessment of the useful life and recoverability of long-lived assets (property and equipment, goodwill and identified intangible assets), the fair values of the cash fee owed by the Company if it is sold or completes its initial public offering (IPO) and the warrants to purchase the Company’s common stock, each granted in connection with the Company’s term loan facility, stock-based compensation expense including estimation of the grant date fair value of the common stock underlying equity awards, the fair value of assets

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

acquired and liabilities assumed for business combinations, income taxes and contingencies. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivables. The Company’s cash and cash equivalents are generally held with large, diverse high quality financial institutions worldwide. Deposits held with these financial institutions generally are in excess of the amount of insured limits provided on such deposits, if any. The Company’s investment policies limit investments in marketable securities to investment-grade securities. The Company does not have significant concentrations in any one issuer of debt securities and the average portfolio maturity of its marketable securities is currently less than one year and the maximum maturity allowed by its policy is two years.

The Company’s accounts receivable are subject to credit risks. The accounts receivable are unsecured and are derived from the Company’s worldwide customer base. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers, the short duration of its payment terms for the significant majority of the Company’s customer contracts and by the diversification of its customer base. No customer accounted for 10% or more of the Company’s total revenues for the years ended January 31, 2014, 2015 and 2016. One customer accounted for 17% of the Company’s accounts receivable as of January 31, 2015. One customer accounted for 15% of the Company’s accounts receivable as of January 31, 2016. No customer accounted for 10% or more of the Company’s total revenues for the nine months ended October 31, 2015 and 2016 (unaudited). One customer accounted for 15% of its accounts receivable as of October 31, 2016 (unaudited).

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is their respective local currency. The assets and liabilities of the subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date. Equity transactions are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included in Other comprehensive income (loss). Foreign exchange gains and losses from changes in the exchange rates underlying intercompany balances that are of a long-term investment nature are also reported as a component of Other comprehensive income (loss). All assets and liabilities denominated in a currency other than the functional currency are remeasured into the functional currency with gains and losses recognized in Other income (expense), net in the consolidated statements of operations. The Company recorded net foreign currency transaction gains or (losses) of $(0.2) million, $(2.3) million and $(2.3) million for the years ended January 31, 2014, 2015 and 2016, respectively, and of $0.2 million (unaudited) and $(3.0) million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. The Company does not hold or issue financial instruments for trading purposes. As of January 31, 2015, January 31, 2016 and October 31, 2016, $50.5 million, $92.2 million and $50.7 million (unaudited), respectively, of cash and cash equivalents were invested in money market accounts and commercial paper.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Marketable Securities

The Company’s marketable securities consist of U.S. agency obligations, U.S. treasury securities, U.S. corporate securities, certificates of deposit and commercial paper. The Company classifies marketable securities as available-for-sale at the time of purchase based on intentions regarding these instruments and reevaluates the classifications at each balance sheet date. The Company may sell these securities at any time for use in current operations or for other purposes, such as consideration for acquisitions, even if they have not yet reached maturity. The Company classifies marketable securities with contractual maturities less than 12 months as short-term and those with contractual maturities greater than 12 months as long-term in the accompanying consolidated balance sheets. All marketable securities are recorded at their estimated fair value with any unrealized gains and losses, net of taxes, included in Other comprehensive income (loss). The Company periodically evaluates investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely that it will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other-than-temporary are determined based on the specific identification method and are reported in Other income (expense), net in the consolidated statements of operations.

Restricted Cash

Restricted cash consists of collateral for letters of credit related to facility operating leases, corporate credit cards and customer indemnifications. The terms of the restricted cash related to the facility operating lease agreements and corporate credit cards are tied to each specific agreement. The terms of the restricted cash related to customer indemnifications are related to litigation that was settled in April 2015. As of January 31, 2015, January 31, 2016 and October 31, 2016, the Company had restricted cash of $9.7 million, $3.3 million and $4.0 million (unaudited), respectively, recorded in Other assets, and $0 million, $0.5 million and $0 million (unaudited), respectively, recorded in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable are recorded at invoiced amounts, net of the estimated allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

The following table summarizes the accounts receivable allowance activity (in thousands):

	Year Ended January 31,			Nine Months Ended October 31, 2016
	2014	2015	2016
				(unaudited)
Balance at beginning of period	$—	$114	$474	$656
Provision	129	428	419	130
Write-offs	(15)	(68)	(237)	(113)

Balance at end of period	$114	$474	$656	$673

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the accompanying consolidated financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to their short-term nature. The fair value of debt approximates the carrying value, as the Company estimates that the interest rate that the Company would be required to pay on the issuance of debt with similar terms is not materially different than the existing interest rate.

Deferred Offering Costs

Deferred offering costs, consisting of direct legal, accounting and other fees relating to the Company’s IPO, are capitalized. The deferred offering costs will be offset against net IPO proceeds at closing. No amounts were deferred as of January 31, 2015. As of January 31, 2016 and October 31, 2016 (unaudited), the Company deferred $0.4 million and $3.4 million, respectively, which are recorded as Other assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over their estimated useful lives. The Company uses an estimated useful life of three years for computer equipment and software, and three to five years for furniture and fixtures. Leasehold improvements and assets acquired under capital leases are amortized over the shorter of the lease term or the estimated useful life of the related asset or improvement.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment of property and equipment recorded for the years ended January 31, 2014, 2015 or 2016, or for the nine months ended October 31, 2016.

Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the accompanying consolidated statement of operations for the period realized.

Goodwill, Intangible Assets and Impairment Assessments

Goodwill represents the excess of the purchase price paid for an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates as one reporting unit and has selected the first day of the fourth fiscal quarter as the date to perform its annual impairment test. The Company may first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount and whether the two-step impairment test on goodwill is required. If, based upon qualitative factors, it is “more likely than not” that the fair value of a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

reporting unit is greater than its carrying amount, the Company will not be required to proceed to a two-step impairment test on goodwill. The first step of the two-step impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then the Company would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the implied fair value of the Company to its net book value. In calculating the implied fair value of the Company’s goodwill, the fair value of the Company would be allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of the Company over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. As the carrying value of the Company’s reporting unit is negative, the Company would be required to bypass the first step of the two-step impairment test and proceed directly to the second step if it was concluded as part of the qualitative assessment that it was more likely than not that a goodwill impairment exists.

Intangible assets that are not considered to have an indefinite life are amortized over their useful lives. On a periodic basis, the Company evaluates the estimated remaining useful life of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. The carrying amounts of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.

The Company did not recognize any goodwill or intangible asset impairment charges for the year ended January 31, 2014, 2015 or 2016, or for the nine months ended October 31, 2016.

Acquisitions

The Company has accounted for all of its acquisitions using the purchase method as required under the provisions of ASC 805, Business Combinations. Assets acquired and liabilities assumed are recorded at fair values at the date of acquisition. The Company completed insignificant business acquisitions and recorded goodwill of $1.9 million and $0.5 million during the years ended January 31, 2014 and 2016, respectively. The Company did not acquire any businesses during the year ended January 31, 2015 or nine months ended October 31, 2016.

Revenue Recognition

The Company recognizes revenue when all of the following have occurred: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the Company’s fee is fixed or determinable, and (4) collectability is probable or reasonably assured.

For sales to direct end users and channel partners, including resellers, distributors and managed service providers, the Company recognizes product revenue upon delivery, assuming all other revenue recognition criteria are met. It is the Company’s practice to require the identification of an end-user customer prior to accepting an order from a channel partner, and the Company typically delivers to the end user. The Company generally does not grant channel partners rights of return or price protection but does offer channel partners a discounted price enabling them to obtain a margin between their sales price offered to end-user customers and the sales price purchased from the Company.

Subscription Revenue

Subscription revenue is related to: (i) time-based on-premises license agreements bundled with maintenance and support, (ii) software-as-a-service (SaaS) subscriptions where the license agreement is bundled with maintenance

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

and support as well as hosting services, and (iii) software maintenance and support agreements associated with perpetual licenses. The Company’s maintenance and support agreements provide customers with the right to receive unspecified software upgrades, maintenance releases and patches released during the term of the maintenance agreement on a when-and-if-available basis and rights to technical support. Revenue for these arrangements is recognized on a straight-line basis over the term of the longest deliverable in the arrangement, typically one or three years.

License Revenue

The Company generates its license revenue through the sale of on-premises perpetual software license agreements.

Perpetual licenses are generally sold in combination with maintenance and support agreements and frequently with professional services and/or training and are accounted for under software revenue recognition guidance. Accordingly, the Company uses the residual method to determine the amount of license revenue to be recognized. Under the residual method, consideration is allocated to undelivered elements based upon vendor-specific objective evidence (VSOE) of fair value of those elements, with the residual of the arrangement fee allocated to and recognized as license revenue. The Company determines VSOE of maintenance and support for its on-premises perpetual licenses and professional services based upon the price charged when those services are sold separately.

Professional Services and Other Revenue

The Company also provides professional services and training. Professional services revenue is comprised of fees from consulting services related to the implementation and configuration of the Company’s applications and do not involve significant production, modification or customization of software. Professional services arrangements are typically short term in nature and are generally completed within 180 days from the start of service. Professional services and other revenue is generally recognized upon delivery when sold in conjunction with a perpetual license, or ratably over the term of the arrangement when sold in conjunction with a time-based license or a SaaS subscription which are typically accounted for under the software revenue recognition guidance.

Remix and Other Rights

Certain of the Company’s sales contracts provide customers with the right to remix product usage from a fixed list of products. If such rights only allow the end customer to remix among contractually licensed software products and restrict usage to a combination of software products having cumulative value of no greater than the total license fee, revenue derived from the arrangement is recognized upon delivery of at least one copy of each licensed and remixable product, provided the remaining criteria for revenue recognition have been met. Certain of the Company’s other sales contracts provide customers with the right to exchange between like-kind products, and revenue on such arrangements is recognized upon delivery of the initially licensed products, provided the remaining criteria for revenue recognition have been met. Revenue derived from arrangements containing rights to exchange products that are not like-kind and do not qualify as remix rights are accounted for as a customer deposit. The revenue derived from these arrangements is not recognized until the remix rights lapse, provided the remaining criteria for revenue recognition have been met. Customer deposits included in Other long-term liabilities in the accompanying consolidated balance sheets totaled $1.1 million, $1.8 million and $0.0 million (unaudited) as of January 31, 2015, January 31, 2016 and October 31, 2016, respectively.

Multiple Element Arrangements

The majority of the Company’s multiple element arrangements are from perpetual and time-based software licenses and SaaS subscriptions that are generally sold in combination with maintenance and support service and

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

frequently with professional services and/or training and are typically accounted for under the industry-specific software revenue recognition guidance. Subscription and hosting fees, if applicable, from sales of SaaS subscriptions are in almost all cases subject to the industry-specific software revenue recognition guidance because it is the Company’s practice to allow customers to take possession of the hosted software at any time during the hosting period for no penalty and it is feasible for the customers to either run the software on their own hardware or contract with another party unrelated to the Company to host the software. Under the industry-specific software revenue recognition guidance, if the Company has fair value of all the elements in the arrangement, revenue should be allocated between multiple elements based on the relative fair values of those elements. The fair value of an element must be based on VSOE. VSOE of fair value is based upon the price charged when the same element is sold separately. In determining VSOE of fair value, the Company requires that a substantial majority of the selling prices fall within a reasonably narrow pricing range. In addition, the Company considers geographies and customer classifications in determining VSOE of fair value. The Company’s software licenses and SaaS subscriptions are generally not sold on a stand-alone basis, and therefore, the Company has not established VSOE of fair value for the software licenses and SaaS subscriptions. When VSOE of fair value of delivered elements is not available, revenue is recognized using the residual method based on VSOE of fair value of the undelivered elements. If the only undelivered item is maintenance and support services for which the Company does not have VSOE of fair value, revenue is recognized on a straight-line basis over the term of the maintenance and support services. In the majority of transactions involving perpetual licenses, the arrangements have undelivered maintenance and support and professional services for which VSOE of fair value has been established, and accordingly, the Company has applied the residual method to recognize license revenue for these arrangements. For arrangements that have two or more undelivered services such as maintenance and support services, hosting services or professional services for which the Company has not established VSOE of fair value, the Company uses the combined services approach to recognize revenue for these transactions. Under the combined services approach, the entire fee is recognized on a straight-line basis, once the software has been delivered and the provision of each undelivered service has commenced, over the longer of the maintenance and support services period, the hosting period, or the period the professional services are expected to be performed. In arrangements where the Company does not have VSOE of fair value for an undelivered element, the arrangement fees are allocated between the elements on a residual basis using the best estimated selling price for revenue classification purposes. The determination of whether deliverables within a multiple element arrangement can be treated separately for revenue recognition purposes involves significant judgment, such as whether VSOE of fair value has been established on undelivered elements. Changes to the Company’s assessments of the accounting units in a multiple deliverable arrangement or the ability to establish VSOE of fair value could change the timing of revenue recognition.

Fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of the Company’s contracts do not include rights of return or acceptance provisions. The Company recognizes revenue once the acceptance provisions or right of return lapses to the extent that its agreements contain such terms. Customer payment terms generally range from net 30 to 90 days. In the event payment terms are provided that significantly differ from the Company’s standard business practices, the fees may be deemed not to be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

The Company assesses the ability to collect from its customers based on a number of factors, including creditworthiness of the customer and past transaction history of the customer. If the customer is not deemed creditworthy, the Company defers revenue from the arrangement until payment is received and all other revenue recognition criteria have been met.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Deferred Revenue

Deferred revenue reflects amounts billed for sales of software licenses, SaaS subscriptions, maintenance and support, hosting and professional service revenues for which products or services are undelivered or transactions for which all revenue recognition criteria have not been met. For customer arrangements that provide a right of refund or when the arrangement contains rights to exchange products that are not like-kind and do not qualify for remix rights, the Company’s practice, prior to receiving payment from the customer, is to net unpaid deferred revenue for that customer against the related receivable balance. After receiving payment from the customer and prior to fulfilling the Company’s contractual obligations, the paid deferred revenue is reclassified to customer deposit.

Cost of Revenues

Cost of Subscription Revenue

Cost of subscription revenue includes the direct and indirect costs related to the Company’s SaaS operations and customer support organization. The Company’s SaaS operations costs are driven by its SaaS datacenter operations, including third-party hosting facilities, depreciation and amortization, and allocated overhead for facilities and IT, as well as employee compensation costs. The cost of the Company’s customer support organization includes employee compensation costs and allocated overhead for facilities and IT.

Cost of License Revenue

Cost of license revenue consists primarily of the cost of royalties for third-party software and amortization of acquired intangible assets.

Cost of Professional Services and Other Revenue

Cost of professional services and other revenue includes all direct and indirect costs to deliver the Company’s professional services and training, including employee compensation for global professional services and training personnel, travel costs and allocated overhead for facilities and IT.

Commissions

Sales commissions that are incremental and directly related to acquiring customer sales contracts are deferred upon execution of a non-cancelable customer contract, and subsequently amortized to expense over the term of such contract in proportion to the revenue recognized. As of January 31, 2015, January 31, 2016 and October 31, 2016, the Company had total deferred commissions of $15.6 million, $28.8 million and $27.0 million (unaudited), respectively. Commission expense was $8.7 million, $19.3 million and $27.3 million for the years ended January 31, 2014, 2015 and 2016, respectively, and $16.0 million (unaudited) and $20.3 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

Warranties and Product Indemnifications

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if their customer data is compromised due to a breach of information security, if the Company’s applications or services infringe a third-party’s intellectual property rights, if the Company has violated applicable laws, or if the Company is negligent or commits acts of willful misconduct. To date, the Company has not incurred any significant costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements. The Company is unable to reasonably estimate the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

maximum potential impact of these indemnifications on its future consolidated results of operations due to its limited and infrequent history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

The Company enters into service level agreements with customers, particularly SaaS subscription customers, warranting defined levels of uptime and support response times, and permitting those customers to receive credits for prepaid amounts in the event that those performance and response levels are not met. To date, the Company has not experienced any significant failures to meet defined levels of performance and response. In connection with its service level agreements the Company has not incurred any significant costs and has not accrued any liabilities in the consolidated financial statements.

The Company’s software license agreements also generally include a warranty that the software will operate substantially as described in the applicable program documentation for a period of 30 days after delivery. The Company’s professional services are generally warranted to be performed in a professional manner and in a manner that will comply with the terms of the customer agreements. To date, the Company has not incurred any material costs associated with these warranties.

Research and Development

The costs to develop software have not been capitalized because releases of the Company’s applications generally occur shortly after the attainment of technological feasibility. As such, all software development costs are expensed as incurred and included in Research and development expense in the accompanying consolidated statements of operations.

Advertising Costs

Advertising costs are expensed as incurred. These amounts are included in Sales and marketing expenses in the accompanying consolidated statements of operations. Such costs were $0.5 million, $1.3 million and $2.3 million for the years ended January 31, 2014, 2015 and 2016, respectively, and $1.9 million (unaudited) and $0.7 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

Operating Leases

The Company leases facilities under operating leases. For leases that contain rent escalation or rent concession provisions, it records the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent expense as a current and non-current deferred rent liability in Accrued expenses and other current liabilities and Other long-term liabilities, respectively, in the accompanying consolidated balance sheets.

In addition, the Company records landlord allowances for non-structural tenant improvements as deferred rent in Accrued expenses and other liabilities and Other long-term liabilities, respectively, in the accompanying consolidated balance sheets. These landlord allowances are amortized over the lease term as a reduction of rent expense.

Stock-based Compensation

The Company recognizes compensation expense related to stock-based awards, including stock options and restricted stock units (RSUs), based on the estimated fair value of the award on the grant date, in the accompanying consolidated statements of operations over the related vesting periods. The expense recorded is based on awards ultimately expected to vest and therefore is reduced by estimated forfeitures. Forfeitures are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company calculates the fair value of stock options using the Black-Scholes Option-Pricing model. The fair value of RSUs represents the estimated fair value of the Company’s common stock on the date of grant. For service-based awards, stock-based compensation is recognized using the straight-line attribution approach over the requisite service period, which is generally four years, net of estimated forfeitures. For performance based awards, stock-based compensation is recognized using the accelerated attribution method, based on the probability of achieving the performance targets over the requisite service period for the entire award. For awards that contain market conditions, compensation expense is measured using a Monte Carlo simulation model and recognized using the accelerated attribution method over the derived service period based on the expected market performance as of the grant date. Certain awards vest upon the satisfaction of both a service condition of up to four years and a liquidity event condition. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the effective date of the Company’s IPO. No compensation expense will be recognized until the performance condition is achieved, at which time the cumulative compensation expense using the accelerated attribution method from the service start date will be recognized.

The Company accounts for equity awards issued to non-employees, such as consultants, in accordance with the guidance relating to equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services, using the Black-Scholes Option-Pricing model to determine the fair value of such instruments. Awards granted to non-employees are remeasured over the vesting period, and the resulting value is recorded as an expense over the period the services are received.

Stock Repurchases

Shares repurchased by the Company are recorded when the trade occurs. Direct costs incurred to repurchase the shares are included in repurchase costs. Shares formally or constructively retired are deducted from Common stock for par value and from Accumulated deficit for the excess over par value.

Segment Reporting

The Company operates its business as one operating segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled.

The Company records a valuation allowance to reduce its deferred tax assets to the amount the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company has considered its historical levels of income, expectations of future taxable income and ongoing tax planning strategies. Because of the uncertainty of the realization of the deferred tax assets, the Company has recorded a full valuation allowance against its deferred tax assets. Realization of its deferred tax assets is dependent primarily upon future jurisdiction taxable income.

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The Company recognizes and measures uncertain tax positions using a two-step approach provided in authoritative guidance. The first step is to evaluate the tax position taken or expected to be taken by determining whether the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation process. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audit and effective settlement of audit issues. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the accompanying consolidated statements of operations.

Net Loss and Pro Forma Net Loss Per Share

The Company calculates its basic and diluted net loss per share by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, options to purchase common stock, and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share in all periods as their effect is anti-dilutive.

Unaudited Pro Forma Stockholders’ Deficit and Net Loss Per Share

Upon the effectiveness of the registration statement filed under the Securities Act in connection with the Company’s IPO, and assuming an IPO price of at least $9.90217, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma stockholders’ deficit data set forth in this prospectus has been prepared assuming the automatic conversion of all outstanding shares of the redeemable convertible preferred stock into 76,982,448 shares of common stock, which includes the additional shares of common stock issuable upon conversion of our Series F redeemable convertible preferred stock based on an assumed initial public offering price of $11.00 or less per share. The unaudited pro forma net loss per share for the year ended January 31, 2016 and the nine months ended October 31, 2016 set forth in this prospectus has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, as amended, which will supersede nearly all existing revenue recognition guidance. Under ASU 2014-09, an entity is required to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. ASU No. 2014-09 defines a five-step process in order to achieve this core principle, which may require the use of judgment and estimates, and also requires expanded qualitative and quantitative disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and estimates used.

The FASB has recently issued several amendments to the new standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The amendments include ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606)—Principal versus Agent Considerations, which was issued in March 2016, and clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09, and ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606)—Identifying Performance

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Obligations and Licensing, which was issued in April 2016, and amends the guidance in ASU No. 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. The Company does not plan to early adopt, and accordingly, will adopt the new standard effective February 1, 2018.

The Company currently plans to adopt using the full retrospective approach; however, a final decision regarding the adoption method has not been finalized at this time. The Company’s final determination will depend on a number of factors such as the significance of the impact of the new standard on the Company’s financial results, system readiness, including that of software procured from third-party providers, and the Company’s ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary.

The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, processes, and system requirements. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. Furthermore, the Company has made and will continue to make investments in systems to enable timely and accurate reporting under the new standard. While the Company continues to assess all potential impacts under the new standard there is the potential for significant impacts to the timing of recognition of subscription revenue, particularly time-based licenses, and professional services revenue, and contract acquisition costs, both with respect to the amounts that will be capitalized as well as the period of amortization.

Under current industry-specific software revenue recognition guidance, the Company has historically concluded that it did not have VSOE of fair value of the undelivered services related to time-based licenses, and accordingly, has recognized time-based licenses and related services ratably over the subscription term. Professional services included in an arrangement with subscription revenue has also been recognized ratably over the subscription term. The new standard, which does not retain the concept of VSOE, requires an evaluation of whether time-based licenses and related services, including professional services, are distinct performance obligations and therefore should be separately recognized at a point in time or over time. Depending on the outcome of the Company’s evaluation, the timing of when revenue is recognized could change significantly for time-based licenses and professional services under the new standard.

As part of its preliminary evaluation, the Company has also considered the impact of the guidance in ASC 340-40, Other Assets and Deferred Costs; Contracts with Customers, and the interpretations of the FASB Transition Resource Group for Revenue Recognition (TRG) from their November 7, 2016 meeting with respect to capitalization and amortization of incremental costs of obtaining a contract. As a result of this new guidance, the Company preliminarily believes that it will capitalize additional costs of obtaining the contract, including additional sales commissions, as the new cost guidance, as interpreted by the TRG, requires the capitalization of all incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs. Under the Company’s current accounting policy, it would only capitalize such costs if they are both incremental and directly related to acquiring the customer. Additionally, the Company preliminarily believes that the amortization period for its deferred commission costs will be longer than the contract term as the new cost guidance requires entities to determine whether the costs relate to specific anticipated contracts. Therefore, the Company believes that the

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(Continued)

period of benefit, as interpreted by the TRG, for deferred commission costs will likely be longer than the initial contract period. Under the Company’s current accounting policy, it amortizes the capitalized costs over the underlying contractual period.

While the Company continues to assess the potential impacts of the new standard, including the areas described above, and anticipates this standard could have a material impact on its consolidated financial statements, the Company does not know or cannot reasonably estimate quantitative information related to the impact of the new standard on the financial statements at this time.

Stock-based Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU No. 2016-09 is effective for annual reporting period beginning after December 15, 2017, and interim periods within those years beginning after December 15, 2018 and early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements and related disclosures.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Accounting Standards Codification Topic (ASC) 718, Compensation-Stock Compensation, as it relates to such awards. ASU No. 2014-12 was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted using either of two methods: (i) prospective to all awards granted or modified after the effective date or (ii) retrospective to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter, with the cumulative effect of applying ASU No. 2014-12 as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented in the financial statements. The adoption of this guidance did not have a material impact on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Lease (Topic 842), which requires companies to recognize lease liabilities and corresponding right-of-use leased assets on the balance sheet and to disclose key information about leasing arrangements. ASU No. 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018 and early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements and related disclosures.

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to the Company’s consolidated financial statements, the most significant impact relates to the accounting for equity

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investments. It will impact the disclosure and presentation of financial assets and liabilities. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU No. 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU No. 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

Income Taxes

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. Early adoption is permitted and the standard may be applied either retrospectively or on a prospective basis to all deferred tax assets and liabilities. The Company early adopted ASU No. 2015-17 during fiscal year 2016 on a retrospective basis. The adoption of ASU No. 2015-17 resulted in a $1.9 million decrease in current deferred tax liabilities and non-current deferred tax assets as of January 31, 2015.

Debt Issuance Costs

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. ASU No. 2015-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015; however, early adoption is permitted for financial statements that have not been previously issued. ASU No. 2015-03 is to be applied retrospectively to all periods presented. The Company early adopted ASU No. 2015-03 in the year ended January 31, 2015 and recorded debt issuance costs of $0.9 million and $1.5 million in Long-term debt in the accompanying consolidated balance sheets as of January 31, 2015 and 2016, respectively, and $0.5 million (unaudited) in current maturities of long-term debt in the accompanying consolidated balance sheet as of October 31, 2016.

Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU No. 2014-15 will be effective for fiscal years ending after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

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Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which aims to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU No. 2016-15 will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. ASU No. 2016-15 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017 and early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18) which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

2.	Fair Value Measurements

The Company categorizes assets and liabilities recorded at fair value on the accompanying consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•	Level 3—Inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

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(Continued)

The following table presents the fair value of the Company’s financial assets and liabilities using the above input categories (in thousands):

	As of January 31, 2015
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Restricted Cash	Short-term Marketable Securities	Long-term Marketable Securities
Cash	$20,507	$—	$—	$20,507	$20,507	$—	$—	$—

Level 1:
Money market accounts	60,157	—	—	60,157	50,493	9,664	—	—

	60,157	—	—	60,157	50,493	9,664	—	—

Level 2:
Certificates of deposit	60	—	—	60	—	60	—	—

	60	—	—	60	—	60	—	—

Total	$80,724	$—	$—	$80,724	$71,000	$9,724	$—	$—

	As of January 31, 2016
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Restricted Cash	Short-term Marketable Securities	Long-term Marketable Securities
Cash	$55,616	$—	$—	$55,616	$55,616	$—	$—	$—

Level 1:
Money market accounts	96,058	—	—	96,058	92,211	3,847	—	—

	96,058	—	—	96,058	92,211	3,847	—	—

Total	$151,674	$—	$—	$151,674	$147,827	$3,847	$—	$—

	As of October 31, 2016
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Restricted Cash	Short-term Marketable Securities	Long-term Marketable Securities
Cash	$44,468	$—	$—	$44,468	$43,856	$612	$—	$—

Level 1:
Money market accounts	54,010	—	—	54,010	50,650	3,360	—	—

	54,010	—	—	54,010	50,650	3,360	—	—

Level 2:
Certificates of deposit	1,679	1	—	1,680	—	—	1,680	—
Commercial paper	7,729	—	(2)	7,727	—	—	7,727	—
Corporate bonds	25,414	—	(40)	25,374	—	—	18,515	6,859
U.S. government agencies	12,679	—	(7)	12,672	—	—	7,425	5,247

	47,501	1	(49)	47,453	—	—	35,347	12,106

Total	$145,979	$1	$(49)	$145,931	$94,506	$3,972	$35,347	$12,106

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Assets and Liabilities Measured at Fair Value on a Recurring Basis

Cash equivalents and short-term and long-term marketable securities. The Company values its Level 1 assets, consisting of money market funds, using quoted prices in active markets for identical instruments. Its investments in available-for-sale debt securities such as certificates of deposit, commercial paper, corporate bonds and U.S. government agency securities are classified within Level 2. The Company measures the fair values of these assets with the help of a pricing service. The fair value of the assets are derived from non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models such as discounted cash flow techniques.

During the years ended January 31, 2015 and 2016, and the nine months ended October 31, 2016, the Company had no transfers of financial assets or liabilities between Level 1 and Level 2 or between Level 2 and Level 3 of the fair value hierarchy.

The Company may sell certain of its marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and duration management. The maturities of the Company’s long-term marketable securities range from one to two years.

The Company considers the declines in market value of its marketable securities investment portfolio as of October 31, 2016 to be temporary in nature and does not consider any of its investments other-than-temporarily impaired. The Company typically invests in highly-rated securities, and its investment policy generally limits the amount of credit exposure to any one issuer. The policy generally requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Company’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis.

The carrying amounts reflected in the accompanying consolidated balance sheets for accounts receivable, prepaid expenses and other current assets, other assets, accounts payable and accrued liabilities approximate their respective fair values based on the existing payment terms.

The Company has cash equivalents that consist of money market accounts and commercial paper that mature in 90 days from the date of purchase. Restricted cash consists of collateral for letters of credit related to facility leases, corporate credit cards and customer indemnifications held in money market accounts and certificates of deposit. The Company’s money market accounts are classified as Level 1 within the fair value hierarchy because they are valued using quoted market prices. The Company’s certificates of deposit are classified as Level 2 within the fair value hierarchy because they are valued primarily using observable inputs other than quoted prices in active markets for identical assets. The carrying value of the Company’s cash equivalents and restricted cash approximate their fair values.

The Company’s long-term debt is considered a Level 2 instrument. The fair value of these borrowings approximates the carrying value, as the Company estimates that the interest rate that the Company would be required to pay on the issuance of debt with similar terms and discounting the cash flows at that rate is not materially different than the existing interest rate.

Under the terms of its term loan facility, if the Company is sold or completes an IPO, a cash fee (Contingent Lender Fee) is owed to the lender. The Company, with the assistance of a third-party valuation firm, estimated

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the fair value of the Contingent Lender Fee using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity. The Contingent Lender Fee could range from $0.4 million to $3.0 million. The fair value of the Contingent Lender Fee was originally estimated at the loan origination date of February 12, 2014, to be $0.8 million. For the years ended January 31, 2015 and 2016, the Company recorded a gain of $0.3 million and a loss of $0.7 million, respectively, as a result the change in fair value of the Contingent Lender Fee due to changes in expected draw amounts. The Company expects to pay a Contingent Lender Fee of $1.5 million upon the completion of an IPO due to its full draw down of the term loan. The change in the fair value of the Contingent Lender Fee is recorded in Other income (expense), net in the accompanying consolidated statement of operations. See Note 5, Debt for additional information regarding the Contingent Lender Fee.

The change in the Contingent Lender Fee liability is as follows (in thousands):

	Year Ended January 31,		Nine Months Ended October 31, 2016
	2015	2016
			(unaudited)
Beginning balance	$—	$594	$1,405
Initial fair value measurement	840	—	—
Accretion of discount to interest expense	55	83	95
Change in fair value	(301)	728	—

Ending balance	$594	$1,405	$1,500

3.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of January 31,		As of October 31, 2016
	2015	2016
			(unaudited)
Computer equipment and software	$9,823	$16,156	$20,630
Furniture and fixtures	2,238	3,498	3,699
Leasehold improvements	4,203	9,344	9,290
Construction in process	213	1,086	530

Property and equipment	16,477	30,084	34,149
Less: accumulated depreciation	(5,615)	(11,962)	(16,801)

Property and equipment, net	$10,862	$18,122	$17,348

Depreciation and amortization expense was $1.6 million, $3.8 million and $6.4 million for the years ended January 31, 2014, 2015 and 2016, respectively, and $4.6 million (unaudited) and $5.9 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

As of January 31, 2015, January 31, 2016 and October 31, 2016, property and equipment acquired under capital lease agreements, all of which is included in Computer equipment and software was $5.2 million, $8.7 million and $8.7 million (unaudited), respectively. Accumulated depreciation of property and equipment acquired under these capital leases was $1.5 million, $4.1 million and $6.2 million (unaudited) as of January 31, 2015, January 31, 2016 and October 31, 2016, respectively.

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4.	Capital Lease Obligations

During the fiscal years ended January 31, 2015 and 2016, the Company entered into equipment leases that qualified as capital leases totaling $3.0 million and $3.5 million, respectively. The Company did not incur any borrowings under capital leases in the nine months ended October 31, 2016. The lessor has a security interest in the leased equipment and software, and the term or each of these leases is three years.

Future minimum payments under the capital leases as of January 31, 2016 are as follows (in thousands):

Year Ended January 31
2017	$2,987
2018	1,990
2019	615
2020 and thereafter	—

Net minimum lease payments	5,592
Less: interest	(407)

Present value of net minimum lease payments	5,185
Less: current portion	(2,704)

Capital lease obligations, less current portion	$2,481

Future minimum payments under the capital leases as of October 31, 2016 are as follows (in thousands):

Year Ended January 31	(unaudited)
Remainder of 2017	$701
2018	1,990
2019	615
2020 and thereafter	—

Net minimum lease payments	3,306
Less: interest	(176)

Present value of net minimum lease payments	3,130
Less: current portion	(2,145)

Capital lease obligations, less current portion	$985

Capital leases are recorded in Current maturities of long-term debt and Long-term debt, net of current maturities in the accompanying consolidated balance sheets.

5.	Debt

On February 12, 2014, the Company entered into a Senior Loan and Security Agreement and a Subordinated Loan and Security Agreement (collectively the Loan Agreements) with a lender for a revolving credit facility and a term loan facility, respectively.

The Company has the ability to borrow up to $30.0 million through the revolving credit facility, which matures on February 12, 2017, subject to an accounts receivable borrowing base. In addition to the stated borrowing limit, the available revolving credit facility is subject to a cap on borrowings based upon 80% of the eligible accounts

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receivable balance as defined by the Loan Agreements. Principal can be paid and re-borrowed during the term of the revolving credit facility. Interest payments are due monthly and the interest rate is based on the prime rate plus 1.0%, which was 4.50% as of January 31, 2016 and October 31, 2016. No amounts were outstanding and $30.0 million was available for use under the revolving credit facility as of January 31, 2016 and October 31, 2016, respectively.

The revolving credit facility contains a minimum sale bookings covenant that increases quarterly through its maturity, with which the Company was in compliance as of January 31, 2016 and October 31, 2016.

The Company has borrowed $20.0 million under the term loan facility as of January 31, 2016 and October 31, 2016. Interest-only payments are due monthly at a fixed annual rate of 11.0%, and the full principal balance is due upon maturity of the loan on April 1, 2017. If the Company prepays the principal balance prior to the maturity date, there will be a prepayment penalty of up to 3.0% of the outstanding term loan facility balance at time of prepayment.

Borrowings under the Loan Agreements are collateralized by substantially all of the assets of the Company. The credit facilities contain customary representations and warranties and customary affirmative and negative covenants applicable to the Company, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, and dividends and other distributions. During the year ended January 31, 2016 and the nine months ended October 31, 2016, the Company was not in compliance with certain covenants for which waivers were subsequently obtained.

Warrants

In connection with the term loan facility, the Company agreed to issue warrants to purchase up to 201,636 shares of common stock with an exercise price of $1.60 per share. The Company issued warrants to purchase 50,410 shares of its common stock upon execution of the Loan Agreements and the remaining shares were to be issued at future dates based upon cumulative draws on the term loan facility. Additional warrants to purchase 30,244 shares and 120,982 shares of the Company’s common stock were issued to the Company’s lender during the years ended January 31, 2015 and 2016, respectively, as a result of the cumulative draws on the term loan facility.

The fair value of the warrants issued to purchase an aggregate of 80,654 shares and 120,982 shares of common stock during the years ended January 31, 2015 and 2016, respectively, was $0.2 million and $1.4 million, respectively, determined using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended January 31,
	2015	2016
Fair market value of common stock	$3.15–$3.75	$12.80
Risk-free interest rate	2.7%–2.8%	1.9%
Expected life (years)	10.0	8.4
Expected dividends	—	—
Volatility	42%	49%

Under the FASB ASC 470 Topic Debt, the Company determined the fair value of the warrants issued in the years ended January 31, 2015 and 2016, respectively, to be $0.2 million and $1.3 million, respectively, which is recorded as a debt issuance cost.

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(Continued)

Contingent Lender Fee

Under the terms of the term loan facility, if the Company is sold or completes its IPO, the Contingent Lender Fee will be paid in cash to the lender. The Contingent Lender Fee can range from $0.4 million to $3.0 million, as determined by the sum of three parts: (i) $375,000 fixed fee, (ii) the product of $1,125,000 multiplied by the percentage of the aggregate amount of all term loan facility advances less $5.0 million, divided by $15.0 million, and (iii) in the event of a company sale, the product of the aggregate of all term loan facility advances multiplied by a percentage ranging from 0% to 7.5%, based on the date of the sale as follows:

Date of Sale	Percentage
On or before August 31, 2015	0.0%
After August 31, 2015 and on or before February 28, 2016	2.5%
After February 28, 2016 and on or before May 30, 2016	5.0%
After May 30, 2016	7.5%

Based on the nature of the Contingent Lender Fee arrangement, the Company determined that the commitment should be accounted for as a derivative instrument. As a result, the Company, with the assistance of a third-party valuation firm, determined the fair value of the aggregate Contingent Lender Fee to be $0.8 million, which was recorded as a debt issuance cost and a Contingent Lender Fee liability upon execution of the Loan Agreements. The Contingent Lender Fee liability is accounted for at fair value at each reporting period with corresponding changes recorded to Other income (expense), net in the accompanying consolidated statements of operations.

During the year ended January 31, 2015, the Company incurred $1.4 million in debt issuance costs consisting of commitment fees of $0.4 million, fair value of common stock warrants of $0.2 million, and the Contingent Lender Fee of $0.8 million. During the year ended January 31, 2016, the Company incurred $1.3 million in debt issuance costs relating to additional common stock warrant fair value. The debt issuance costs are reported as a reduction of the debt balance and are amortized to interest expense over the contractual term of the respective revolving credit facility and the term loan facility. As of January 31, 2015, January 31, 2016 and October 31, 2016, the total remaining unamortized deferred costs were $0.9 million, $1.5 million and $0.5 million (unaudited), respectively.

The future minimum principal payments on the revolving credit facility and the term loan facility outstanding as of each of January 31, 2016 and October 31, 2016 were $20.0 million due in the year ended January 31, 2018.

6.	Commitments and Contingencies

Operating Leases

The following is a schedule of future minimum lease payments, by year, required under operating leases that have initial terms in excess of one year as of January 31, 2016 (in thousands):

Year Ended January 31
2017	$6,362
2018	6,553
2019	6,611
2020	6,645
2021	6,522
2022 and thereafter	8,498

Total minimum payments required	$41,191

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following is a schedule of future minimum lease payments, by year, required under operating leases that have initial terms in excess of one year as of October 31, 2016 (in thousands):

Year Ended January 31	(unaudited)
Remainder of 2017	$1,802
2018	6,714
2019	6,666
2020	6,722
2021	6,597
2022 and thereafter	8,595

Total minimum payments required	$37,096

Rent expense was $2.6 million, $2.9 million and $6.2 million for the years ended January 31, 2014, 2015 and 2016, respectively, and $4.9 million (unaudited) and $5.2 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

Purchase Commitments

As of January 31, 2016 and October 31, 2016, the Company had unconditional purchase obligations primarily related to SaaS hosted software arrangements of $6.1 million and $9.5 million (unaudited), respectively, that will be paid through the year ended January 31, 2022.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to customers, business partners and other parties with respect to certain matters, including losses arising out of intellectual property infringement claims made by third parties, if the Company has violated applicable laws, if the Company is negligent or commit acts of willful misconduct, and other liabilities with respect to its applications and services and its business. In these circumstances, payment is typically conditional on the other party making a claim pursuant to the procedures specified in the particular contract. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its condensed consolidated financial statements.

In addition, the Company has entered into indemnification agreements with its directors and certain of its executive officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers.

Legal Matters

On April 16, 2015, the Company entered into a Patent License and Settlement Agreement (the Agreement) with CA, Inc. (CA) pursuant to which the Company resolved all pending litigation between it and CA, including a patent case that CA brought against the Company in the United States District Court for the Eastern District of New York, and a declaratory judgment action that the Company brought against CA in California. The cases were dismissed by the respective courts with prejudice. Pursuant to the Agreement, the parties agreed to dismiss with prejudice all claims and counterclaims at issue, including all claims against the Company’s executive officers involved in the declaratory judgment action. In connection with the settlement, the Company agreed to a fixed payment to CA of $10.0 million in a first installment of $5.0 million paid in May 2015 and a second

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

installment of $5.0 million paid in April 2016. As a result, the Company recorded a settlement charge of $10.0 million in General and administrative expenses in the accompanying consolidated statements of operations for the year ended January 31, 2015. As of January 31, 2016, the carrying value of the unpaid settlement consideration was approximately $5.0 million and was recorded in Accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The Company evaluated whether the settlement included multiple elements and whether any of those elements resulted in any future benefit. Following the evaluation, the Company concluded that each additional element of the settlement has no identifiable future benefit, as the underlying technology was not used in the Company’s past applications, is not used in the its current applications and is not intended to be used in its prospective applications.

In addition, the Company is subject to certain routine legal proceedings, as well as demands and claims that arise in the normal course of its business. The Company makes a provision for a liability related to legal matters when it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In the Company’s opinion, the resolution of any pending claims, either individually or in the aggregate, is not expected to have a material adverse impact on its consolidated results of operations, cash flows or financial position, nor is it possible to provide an estimated amount of any such losses. However, the unfavorable resolution of a matter could materially affect the Company’s future consolidated results of operations, cash flows, or financial position.

7.	Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of January 31, 2016 and October 31, 2016 (unaudited) consisted of the following (in thousands):

	Date of Issuance	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds, Net of Issuance Costs
Series A	April 2008	22,000	22,000	$5,500	$5,402
Series B	April 2010	16,998	16,998	11,000	10,970
Series C	December 2011	8,469	8,469	20,000	19,890
Series D	January 2013	8,567	8,567	50,000	49,912
Series E	July 2014	7,069	7,069	70,000	69,963
Series F	October-November 2015	11,553	11,553	158,375	154,010

		74,656	74,656	$314,875	$310,147

The holders of redeemable convertible preferred stock have various rights and preferences, as follows:

Contingent Redemption

The holders of redeemable convertible preferred stock have no voluntary rights to redeem shares. A liquidation, dissolution or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a liquidation, dissolution or winding up of the Company would constitute a redemption event outside its control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity.

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(Continued)

Conversion Rights

The redeemable convertible preferred stock is convertible into common stock, at the option of the holder thereof, at any time after the date of issuance on a one-for-one basis, subject to adjustments for anti-dilutive equity transactions, stock splits, stock combinations, reorganization, recapitalization, subdivision reclassification or other similar event (collectively, Recapitalizations). Each share of Series A redeemable convertible preferred stock (Series A), Series B redeemable convertible preferred stock (Series B), Series C redeemable convertible preferred stock (Series C) and Series D redeemable convertible preferred stock (Series D) shall automatically be converted into shares of common stock (a) at any time upon the affirmative election of the holders of a majority of the outstanding shares of each such Series of preferred stock then outstanding (with Series A and Series B voting together as a single class and on an as-converted to common stock basis) or (b) immediately upon the closing of a firm commitment underwritten IPO pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the Securities Act), covering the offer and sale of common stock for the account of the Company in which (i) the per-share price is at least $7.29534 (as adjusted for Recapitalizations) and (ii) the gross cash proceeds to the Company (before underwriting commissions and expenses) are at least $35 million. Each share of Series E redeemable convertible preferred stock (Series E) shall automatically be converted into shares of common stock (a) at any time upon the affirmative election of the holders of a majority of the Series E then outstanding or (b) immediately upon the closing of a firm commitment underwritten IPO pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of common stock for the account of the Company in which the per-share price is at least $9.90217 (as adjusted for Recapitalizations). Each share of Series F redeemable convertible preferred stock (Series F) shall automatically be converted into shares of common stock (a) at any time upon the affirmative election of the holders of at least 53% of the Series F then outstanding or (b) immediately upon the closing of a firm commitment underwritten IPO pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of common stock for the account of the Company. Upon any foregoing automatic conversion, any declared and unpaid dividends shall be paid. Under certain circumstances, the preferred conversion rate applicable to Series A, B, C, D, E and F will be adjusted from a one-to-one basis to a higher conversion rate due to the issuance of securities below the preferred conversion rate applicable to Series A, B, C, D, E and F that are not excludable from the preferred conversion rate calculation applicable to each such Series. As of October 31, 2016, no such adjustment of the applicable conversion rate of the outstanding preferred stock of the Company has occurred. Additionally, in the event of the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act in which the Company’s market capitalization, as determined by multiplying the number of shares of its common stock outstanding immediately prior to the closing of such an offering by the price per share of common stock to be sold in such offering, is less than $1.9 billion, then the conversion price for the Series F would be equal to the greater of (i) the offering price per share or (ii) $11.411003 per share.

Dividends

Series A, B, C, D, E and F holders are entitled to dividends at a rate of $0.02, $0.052, $0.189, $0.467, $0.792 and $1.097, respectively, per share, per annum. Dividends are payable only when and if declared by the Company’s Board of Directors and are not cumulative. No dividends have been declared to date.

Liquidation Preference

Liquidation preferences are distributed with equal priority and pro rata distribution to the Series A, B, C, D, E and F holders. The per-share liquidation values for Series A, B, C, D, E and F are $0.25, $0.6472, $2.36143, $5.83627, $9.90217 and $13.70879, respectively, subject to adjustment for Recapitalizations, plus any declared

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(Continued)

and unpaid dividends. Assets legally available for distribution after payment of the full liquidation preference for the preferred stockholders are distributed to holders of common stock, Series A, B, C, D, E and F on an as-if-converted to common stock basis.

Voting Rights

Each holder of shares of redeemable convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which the respective shares are convertible.

8.	Equity Award Plan

Common Stock Reserved for Future Issuance

The Company had reserved shares of common stock for future issuance as follows (in thousands):

	As of January 31, 2016	As of October 31, 2016
		(unaudited)
Stock options outstanding	15,880	14,027
RSUs outstanding	8,508	21,639
Shares issued and issuable under common stock warrants	202	202
Stock options and RSUs available for future grant	8,050	2,546
Redeemable convertible preferred stock	74,656	74,656

Total shares of common stock reserved	107,296	113,070

During the nine months ended October 31, 2016, the Company awarded 1.1 million RSUs (unaudited) to one of its executives for which performance metrics had not been determined yet. Accordingly, the terms of these RSUs are not considered final and the RSUs are not considered granted for accounting purposes; however, these RSUs are reflected in the disclosures above.

2008 Stock Plan

As of October 31, 2016, the Company was authorized to grant up to 61,156,716 shares of common stock to employees, directors, and consultants pursuant to incentive and non-statutory stock options, RSUs and restricted stock grants under the Company’s 2008 Stock Plan, as amended (the 2008 Plan), with 2,546,322 shares of common stock available for issuance. Options granted under the 2008 Plan generally expire 10 years from the date of grant and are generally issued at the fair value of the underlying shares of common stock on the date of grant as determined by the Company’s Board of Directors. The 2008 Plan provides that incentive and nonstatutory stock options may also be granted for not less than 100% of the fair value of the common stock at the date of grant (not less than 110% of the fair value of common stock at the date of grant for incentive stock options to employees that own more than 10% of voting power of all classes of stock at the time of grant). Vesting periods for options to purchase common stock are determined by the Company’s Board of Directors and generally provide for the options to vest over a four-year period, typically with a 25% cliff after the first year and then monthly thereafter based on continued service. Awards with performance conditions are generally subject to a required service period along with the performance condition. RSUs granted under the 2008 Plan generally vest over a four-year period, typically with a 25% cliff after the first year and then quarterly thereafter based on continued service. RSUs are generally settled upon vesting as shares of the Company’s common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Stock Option Activity

A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding (Thousands)	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Balance as of January 31, 2013	15,107	$0.36	8.91	$18,701
Granted	12,172	$1.60
Exercised	(9,506)	$1.00
Forfeited or expired	(1,777)	$0.57

Balance as of January 31, 2014	15,996	$0.90	9.27	$24,529
Granted	4,797	$4.74
Exercised	(3,563)	$0.69
Forfeited or expired	(1,367)	$1.32

Balance as of January 31, 2015	15,863	$2.07	8.40	$78,501
Granted	4,104	$7.77
Exercised	(2,449)	$1.23
Forfeited or expired	(1,638)	$3.70

Balance as of January 31, 2016	15,880	$3.49	7.88	$146,697
Granted (unaudited)	94	12.59
Exercised (unaudited)	(993)	2.58
Forfeited or expired (unaudited)	(954)	5.52

Balance as of October 31, 2016 (unaudited)	14,027	$3.48	7.08	$129,325

Options vested and expected to vest as of January 31, 2016	14,468	$3.27	7.80	$136,867
Options vested and expected to vest as of October 31, 2016 (unaudited)	13,448	$3.35	7.03	$125,763
Options vested and exercisable as of January 31, 2016	6,921	$1.72	7.13	$76,189
Options vested and exercisable as of October 31, 2016 (unaudited)	9,542	$2.48	6.70	$97,484

The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised under the 2008 Plan was $12.5 million, $15.1 million and $24.2 million for the years ended January 31, 2014, 2015 and 2016, respectively, and $15.8 million (unaudited) and $9.9 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

The Company measures compensation expense for all share-based payment awards, including stock options and RSUs, based on the estimated fair values on the date of grant. The fair value of stock options granted is estimated using the Black-Scholes option pricing model utilizing the assumptions noted below:

Fair value of common stock. Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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(Continued)

Expected volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since the Company does not have sufficient trading history of its common stock, it estimates the expected volatility of its stock options at their grant date by taking the weighted average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Expected term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as it does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free interest rate. The Company uses the average of the published interest rates of U.S. Treasury zero-coupon issues with terms consistent with the expected term of the awards to determine the risk-free interest rate.

Expected dividends. Since the Company does not anticipate paying any cash dividends in the foreseeable future, it uses an expected dividend yield of 0%.

The estimated forfeiture rate is based on an analysis of historical forfeitures and will continue to be evaluated based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Further, to the extent the Company’s actual forfeiture rate is different from this estimate, stock-based compensation is adjusted accordingly.

The following weighted average assumptions were used to calculate the fair value of employee option grants made during the following periods:

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
(unaudited)
Fair market value of common stock	$1.70–$2.43	$4.48–$7.02	$8.10–$12.94	$8.10–$10.76	$12.52–$12.65
Expected dividend yield	—%	—%	—%	—	—
Risk-free interest rate	1.2%–1.9%	1.3%–1.9%	1.5%–1.9%	1.5%–1.9%	1.1%–1.6%
Expected volatility	47%–49%	44%–45%	41%–44%	43%–44%	43%–49%
Expected term (in years)	6.1	6.1	6.1	6.1	4.4-6.1

The weighted-average grant-date fair value of options granted was $1.26, $2.76 and $4.39 per share during the years ended January 31, 2014, 2015 and 2016, respectively, and $4.37 (unaudited) and $5.49 (unaudited) per share during the nine months ended October 31, 2015 and 2016, respectively.

The Company has granted certain employees performance-based stock options and RSUs. The performance metrics included financial performance, non-financial performance and/or market conditions that ranged from company-wide to the individual employee level. For awards that include a performance condition, if the performance goals are not probable of being met, no compensation cost is recognized. For the awards that include a company-wide performance goal of a liquidity event condition, the liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the effective date of the Company’s IPO. No compensation expense will be recognized until the performance condition is achieved, at which time the cumulative compensation expense using accelerated attribution method from the service start date will be recognized. As of January 31, 2016 and October 31, 2016, performance-based stock option awards with a total grant-date fair value of $2.1 million were outstanding with no compensation expense recognized. For the awards that include a market condition, the fair value was estimated on the date of grant using a Monte Carlo simulation model based on estimates of when such market conditions will be met. For awards that include a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

performance condition, if the performance goals are not probable of being met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

In January 2014, one of the Company’s executives early exercised certain unvested common stock option awards on the date of grant, and entered into a promissory note with the Company for approximately $6.8 million, which was the total aggregate exercise price of the options. The note has an interest rate of 0.25% per annum, compounded annually, and is payable on each anniversary of the grant date. The note and any accrued interest shall be due and payable at the earlier of (i) January 29, 2017, (ii) the date immediately prior to the date on which the Company submits a registration statement to the SEC relating to its IPO, (iii) 90 days following the date that the executive’s service is terminated by the executive or the Company for any reason, or (iv) the date of a change of control in which the executive receives cash and/or fully tradeable, liquid public securities in exchange for his collateral. This promissory note is considered nonrecourse for accounting purposes, and, as such, the exercised award continues to be accounted for as outstanding until the note is repaid and the underlying stock options have vested. The balance of the note, including accrued interest, was fully repaid in August 2016. As a result, the Company recorded $2.8 million (unaudited) in additional paid-in capital for the exercise price of vested shares and a $4.0 million (unaudited) liability for the exercise price of the unvested early exercised shares that are subject to a repurchase right under which the Company may buy back the shares in the event the option is canceled.

As of January 31, 2016 and October 31, 2016, total unrecognized compensation cost, net of estimated forfeitures, related to unvested options, was $25.7 million and $15.4 million (unaudited), respectively, which is expected to be recognized over the weighted-average period of 2.3 years and 1.9 years (unaudited), respectively.

RSU Activity

During the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2016, the Company has granted 0.8 million, 5.8 million and 13.8 million (unaudited) RSUs, respectively, to certain employees that generally vest on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The performance-based vesting condition is satisfied upon the first to occur of a “change in control” (as defined in the 2008 Plan) or the first date the recipient would be permitted to sell the Company’s securities following the completion of the offering. Vesting is conditioned on the recipient’s continued service to the Company or any of its subsidiaries through the applicable vesting date. If the recipient’s service with the Company or any of its subsidiaries terminates prior to the satisfaction of the performance-based vesting condition, the RSUs generally are forfeited. Upon the expiration of the lock-up period and any other blackout period restrictions following the completion of the offering, any RSUs that have satisfied the service-based vesting condition as of that time will immediately vest and the underlying shares issued to the recipient soon thereafter. No compensation expense will be recognized until the performance condition is achieved, at which time the cumulative stock-based compensation expense using the accelerated attribution method from the service inception date will be recognized and the Company will begin recognizing stock-based compensation expense over the remaining service period. If the performance condition had occurred on January 31, 2016 or October 31, 2016, the company would have recorded an estimated $12.3 million (unaudited) or $75.9 million (unaudited), respectively, of stock-based compensation expense related to the performance-based RSUs. As of January 31, 2016 and October 31, 2016, the unrecognized compensation cost, net of estimated forfeitures, related to the performance-based RSUs was $75.0 million and $243.7 million (unaudited), respectively. The remaining weighted-average service period of the performance-based RSUs as of January 31, 2016 and October 31, 2016 was 3.5 years and 3.3 years (unaudited), respectively. Until vested and settled, the performance-based RSUs do not have the voting or dividend rights of common stock and the shares underlying these awards are not considered issued and outstanding.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

During the year ended January 31, 2015, the Company granted 1.9 million performance-based RSUs to one of its executives. Until vested and settled, these performance-based RSUs do not have the voting or dividend rights of common stock and the shares underlying the awards are not considered issued and outstanding. The cost of these awards is determined using the estimated fair value of the Company’s common stock on the date of grant. Compensation is recognized using the accelerated attribution method over the requisite service period provided the achievement of the performance condition is deemed to be probable, which it was from inception, resulting in stock-based compensation expense of $0.7 million and $7.8 million for the years ended January 31, 2015 and 2016, respectively, and $6.5 million (unaudited) and a reversal of $5.6 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively. In the quarter ended October 31, 2016, the unvested portion of the performance-based RSUs were cancelled upon the executive’s resignation from employment with the Company. As a result, a reversal of previously recognized stock-based compensation expense of $5.6 million (unaudited) was recorded.

A summary of the Company’s RSU activity and related information is as follows:

	Number of Shares (Thousands)	Weighted- Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Balance as of January 31, 2014	—	$—	—	$—
Granted	2,738	$7.01
Vested and released	—	$—
Forfeited or expired	—	$—

Balance as of January 31, 2015	2,738	$7.01	3.72	$19,221
Granted	5,816	$12.00
Vested and released	—	$—
Forfeited or expired	(46)	$11.39

Balance as of January 31, 2016	8,508	$10.39	3.34	$108,305
Granted (unaudited)	13,796	$12.60
Vested and released (unaudited)	—	$—
Forfeited (unaudited)	(1,717)	$8.33

Balance as of October 31, 2016 (unaudited)	20,587	$12.07	3.25	$261,455

During the nine months ended October 31, 2016, the Company awarded 1.1 million RSUs to one of its executives for which performance metrics had not yet been determined. Accordingly, the terms of these RSUs are not considered final and the RSUs are not considered granted and are excluded from the disclosures above.

Early Exercise of Employee Options

At the discretion of the Company’s Board of Directors, certain options may be exercisable immediately at the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to vesting. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related amount is recorded as a liability. The shares issued upon the early exercise of these unvested stock option awards are considered to be legally issued and outstanding on the date of exercise. The related liability is reclassified into equity as the awards vest. As of January 31, 2015, January 31, 2016 and October 31, 2016, the Company had recorded $0.5 million, $0.2 million and $4.0 million (unaudited), respectively, in Accrued expenses and other current liabilities in the accompanying consolidated balance sheets related to early exercises of share-based payment awards.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Stock Transfers

During the years ended January 31, 2015 and 2016, certain of the Company’s existing investors, or investors to whom the Company assigned its right of first refusal with respect to proposed transfers of outstanding common stock acquired outstanding common stock from current or former employees for a purchase price greater than the estimated fair value at the time of the transactions. As a result, the Company recorded stock-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction of $1.4 million and $0.4 million in the years ended January 31, 2015 and 2016, respectively. There was no additional stock-based compensation expense recognized related to such transactions during the year ended January 31, 2014 or the nine months ended October 31, 2016. In connection with these stock transfers, the Company either waived or assigned its rights of first refusal or other transfer restrictions applicable to such shares.

Stock-based Compensation Expense

The table below shows stock-based compensation expense recognized in the accompanying consolidated statements of operations for the following periods (in thousands):

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
				(unaudited)
Cost of subscription revenue	$159	$345	$874	$660	$394
Cost of professional services and other revenue	73	165	598	333	518
Sales and marketing	2,323	3,581	4,819	3,393	2,939
Research and development	753	1,393	3,185	2,283	2,172
General and administrative	346	2,569	11,918	9,684	(2,341)

Total stock-based compensation expense	$3,654	$8,053	$21,394	$16,353	$3,682

During the nine months ended October 31, 2016, the Company reversed $5.6 million (unaudited) of previously recognized stock-based compensation expense related to the unvested portion of certain awards that were cancelled upon an executive’s resignation from employment with the Company.

Tender Offer

During the fourth quarter of fiscal 2016, the Company offered to purchase shares of the Company’s common stock from certain of its employees who held vested common stock and/or vested stock options as of November 1, 2015 (Eligible Stockholders). The number of shares each Eligible Stockholder other than an officer of the Company or a member of the Company’s executive staff could elect to sell was limited to 20% of such Eligible Stockholder’s vested common stock and/or vested stock options (Vested Holdings). Each Eligible Stockholder who was a member of the Company’s executive staff or officer was allowed to sell up to 10% of such Eligible Stockholder’s total Vested Holdings.

On December 29, 2015, the Company repurchased 2,639,875 shares of its common stock including 353,404 shares of vested stock options with various exercise prices, for $34.6 million of aggregate consideration. The repurchased shares were immediately retired after the settlement. The excess of purchase price over par value of $34.6 million and the direct legal and broker fees of $0.2 million were recorded in accumulated deficit. The Company also recognized stock-based compensation expense of $0.6 million for the excess of the repurchase price over the fair market value of the Company’s common stock as of the settlement date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9.	Income Taxes

The components of income (loss) before income taxes are as follows (in thousands):

	Year Ended January 31,
	2014	2015	2016
United States	$(69,356)	$(66,880)	$(63,008)
Foreign	1,479	(27,083)	(69,942)

Total loss before income taxes	$(67,877)	$(93,963)	$(132,950)

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended January 31,
	2014	2015	2016
Current provision:
Federal	$—	$—	$—
State	—	—	11
Foreign	484	325	1,098

Total current provision	484	325	1,109

Deferred benefit:
Foreign	(23)	(41)	—

Total deferred benefit	(23)	(41)	—

Provision for income taxes	$461	$284	$1,109

The Company’s provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to loss before the provision for income taxes as follows (in thousands):

	Year Ended January 31,
	2014	2015	2016
Income tax benefit at the federal statutory rate	$(23,078)	$(31,947)	$(45,204)
State income taxes, net of federal benefit	(3,951)	(2,813)	(4,742)
Foreign income taxes at rates other than the federal statutory rate	(44)	3,474	13,635
Stock-based compensation	570	1,202	3,715
Change in valuation allowance	26,323	28,197	33,922
Other	641	2,171	(217)

Total provision for income taxes	$461	$284	$1,109

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	As of January 31,
	2015	2016
Deferred Tax Assets:
Net operating loss carryforwards	$59,927	$86,735
Deferred revenue	11,701	16,045
Other reserves and accrued expenses	6,341	10,623
Stock-based compensation	1,532	5,271

Gross deferred tax assets	79,501	118,674
Less: valuation allowance	(73,344)	(107,692)

Total deferred tax assets	6,157	10,982

Deferred Tax Liabilities:
Deferred commissions	(5,054)	(8,952)
Depreciation	(707)	(1,342)
Purchased technologies and other intangible assets	(29)	(24)
Other	(367)	(664)

Total deferred tax liabilities	(6,157)	(10,982)

Net deferred tax asset	$—	$—

Based on the cumulative operating losses to date, the Company believes that it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance has been recorded. The net change to the valuation allowance during the years ended January 31, 2015 and 2016 was $28.2 million and $34.3 million, respectively.

As of January 31, 2016, the Company had U.S. federal net operating loss carryforwards of $182.1 million, which expire beginning in 2028. Of these amounts, net operating losses of $8.9 million as of January 31, 2016 represent deductions from stock-based compensation for which a benefit would be recorded in additional paid-in capital when realized. As of January 31, 2016, the Company also has state net operating loss carryforwards of $199.8 million, which expire beginning in 2020. Of these amounts, net operating losses of $6.3 million at January 31, 2016 represent deductions from stock-based compensation for which a benefit would be recorded in additional paid-in capital when realized. At January 31, 2016, the Company had foreign net operating loss carryforwards of $94.7 million, $94.1 million of which can be carried forward indefinitely and $0.6 million of which will expire beginning in 2019. Of these amounts, net operating losses of $0.7 million at January 31, 2016 represent deductions from stock-based compensation for which a benefit would be recorded in additional paid-in capital when realized.

In addition, the Company has federal research and development tax credits of $5.2 million as of January 31, 2016, which expire beginning in 2030. The Company also has California research and development tax credits of $6.1 million as of January 31, 2016, which can be carried forward indefinitely.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws. In the event the Company should experience an ownership change, as defined, utilization of its net operating loss carryforwards and tax credits could be limited.

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

As of January 31, 2014, 2015 and 2016, the total amount of unrecognized tax benefits excluding interest was $3.3 million, $6.3 million and $11.5 million, respectively, of which $0 million, $0 million and $0.2 million, respectively, would impact the effective tax rate if recognized. The Company has not accrued interest or penalties related to the unrecognized tax benefits for the years ended January 31, 2014, 2015 or 2016. Although the timing and outcome of an income tax audit are highly uncertain, the unrecognized tax benefits are not expected to change in the next twelve months.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	Year Ended January 31,
	2014	2015	2016
Gross amount of unrecognized tax benefits as of the beginning of the year	$1,615	$3,294	$6,256
Additions based on tax positions related to prior year	—	—	119
Additions based on tax positions related to current year	1,679	2,962	5,111

Gross amount of unrecognized tax benefits as of the end of the year	$3,294	$6,256	$11,486

The Company files federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to the Company’s net operating loss carryforwards, its income tax returns generally remain subject to examination by federal and state tax authorities. The Company considers the U.S. and U.K. major tax jurisdictions and is not currently under audit in either major tax jurisdiction.

10.	Segment Information and Information about Geographic Areas

The following tables present the Company’s revenue by geographic region for the periods presented:

	Year Ended January 31,			Nine Months Ended October 31,
Geography	2014	2015	2016	2015	2016
				(unaudited)
United States	$16,420	$59,162	$96,815	$64,975	$106,311
Other Americas	684	2,315	5,451	3,908	4,828

Total Americas	17,104	61,477	102,266	68,883	111,139
United Kingdom	1,077	7,120	23,179	15,623	18,741
Other EMEA	4,616	10,516	18,409	13,223	21,471

Total EMEA	5,693	17,636	41,588	28,846	40,212

Asia Pacific	803	2,752	6,738	5,061	7,076

Total revenues	$23,600	$81,865	$150,592	$102,790	$158,427

Substantially all of the Company’s long-lived assets were attributable to operations in the United States as of January 31, 2015 and 2016 and October 31, 2016 (unaudited).

11.	Net Loss Per Share

The Company computes net loss per share of common stock in conformity with the two-class method required for participating securities. The Company considers all series of the redeemable convertible preferred stock to be participating securities as the holders of the redeemable convertible preferred stock are entitled to receive a

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

non-cumulative dividend on a pari passu basis in the event that a dividend is paid on the common stock. The holders of the redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As such, the Company’s net losses for the years ended January 31, 2014, 2015 and 2016, and the nine months ended October 31, 2015 and 2016 (unaudited), were not allocated to these participating securities.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including common stock issuable upon conversion of the redeemable convertible preferred stock, outstanding stock-based awards, and outstanding warrants, to the extent dilutive.

The following table presents the calculation of basic and diluted net loss per share for periods presented (in thousands, except per share data):

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
				(unaudited)
Numerator:
Net loss	$(68,338)	$(94,247)	$(134,059)	$(92,396)	$(95,077)
Denominator:
Weighted-average shares used to compute net loss per share, basic and diluted	19,932	23,781	27,657	27,173	30,115
Net loss per share, basic and diluted	$(3.43)	$(3.96)	$(4.85)	$(3.40)	$(3.16)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

	Year Ended January 31,			Nine Months Ended October 31,
	2014	2015	2016	2015	2016
				(unaudited)
Shares subject to outstanding common stock options and RSUs	24,170	26,634	28,768	27,810	37,085
Common stock warrants issued	—	81	202	202	202
Redeemable convertible preferred stock (on an as-if-converted basis)	56,034	63,103	74,656	69,185	74,656

Total	80,204	89,818	103,626	97,197	111,943

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Unaudited Consolidated Pro Forma Net Loss per Share

Unaudited pro forma net loss per share for the year ended January 31, 2016 and the nine months ended October 31, 2016 has been computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock (assuming the conversion of such shares based on the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the Company’s initial public offering prospectus) into 76,982,448 shares of common stock as though the conversion had occurred as of the later of the beginning of the period or the original date of issuance. Included in this amount are incremental shares of common stock that would be issued, based on the assumed initial public offering price of $11.00 per share, to the Series F redeemable convertible preferred stockholders in accordance with their contractual conversion rights. In addition, the net loss used in the computation excludes a charge related to a deemed dividend on the conversion of the Series F redeemable convertible preferred stock. If the initial public offering had occurred on October 31, 2016, based on the assumed initial public offering price of $11.00 per share, the Company would have recorded a charge to net loss attributable to common stockholders of $23.4 million. The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2016	Nine Months Ended October 31, 2016
	(unaudited)
Net loss
Net loss used in computing pro forma basic and diluted net loss per share	(134,059)	(95,077)
Basic and diluted shares:
Weighted-average common shares outstanding	27,657	30,115
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock to common stock	76,982	76,982

Pro forma basic and diluted shares	104,639	107,097

Pro forma basic and diluted net loss per share	$(1.28)	$(0.89)

Stock-based compensation expense associated with RSUs with both a service and a performance condition that would be probable of vesting following the satisfaction of the performance condition is excluded from this pro forma presentation. If the performance condition had occurred on January 31, 2016 or October 31, 2016, the company would have recorded an estimated $12.3 million (unaudited) or $75.9 million (unaudited), respectively, of stock-based compensation expense related to the performance-based RSUs.

Upon completion of this offering, the Company expects the proceeds from this offering will be used, in part, to fully repay the outstanding debt. The total unamortized deferred debt issuance costs that will be recognized as interest expense upon repayment of the debt have not been adjusted for in this pro forma presentation. If the prepayment of debt had occurred on October 31, 2016, the Company would have recorded an estimated $0.5 million (unaudited) of interest expense related to the deferred debt issuance costs.

APPDYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12.	Subsequent Events

For the consolidated financial statements as of January 31, 2015 and 2016 and each of the three years in the period ended January 31, 2016, the Company has evaluated the effects of subsequent events through August 24, 2016, the date these consolidated financial statements were available to be issued.

13.	Subsequent Events (unaudited)

For the interim consolidated financial statements as of October 31, 2016 and the nine-month period then ended, the Company has evaluated the effects of subsequent events through December 6, 2016, the date these interim consolidated financial statements were available to be issued.

The Company has evaluated subsequent events through December 6, 2016, the date the unaudited interim consolidated financial statements were available to be issued, except for the last paragraph of this note as to which the date is January 12, 2017.

Between November 1, 2016 and December 6, 2016, the Company issued 350,538 performance RSUs to one of its executives. The RSU issuance resulted in unrecognized stock-based compensation of $4.5 million assuming a deemed fair value per share of $12.70, net of estimated forfeitures, which is expected to be recognized over an estimated weighted average amortization period of 0.7 years from the grant date.

Between December 7, 2016 and January 12, 2016, the Company granted in total 42,500 options with an exercise price of $12.70 per share and issued 1,597,416 RSUs to employees of the Company. These stock option grants and RSU issuances resulted in unrecognized stock-based compensation of $20.4 million assuming a deemed fair value per share of $12.70, net of estimated forfeitures, which is expected to be recognized over an estimated weighted average period of 3.8 years from the grant date. In January 2017, the Company’s Board of Directors adopted, and the stockholders approved, 12,100,000 shares to be reserved for issuance under the Company’s 2017 Equity Incentive Plan and 3,000,000 shares to be available for sale under the Company’s 2017 Employee Stock Purchase Plan.

Driving application and business performance for the digital world.

12,000,000 Shares

AppDynamics, Inc.

Common Stock

Morgan Stanley	Goldman, Sachs & Co.	J.P. Morgan

Barclays	UBS Investment Bank	Wells Fargo Securities

William Blair		JMP Securities

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$19,193
FINRA filing fee	25,340
NASDAQ listing fee	225,000
Printing and engraving expenses	500,000
Legal fees and expenses	2,150,000
Accounting fees and expenses	2,600,000
Blue Sky fees and expenses (including legal fees)	30,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	445,467

Total	$6,000,000

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

Since June 30, 2013, the Registrant issued unregistered securities to a limited number of persons, as described below.

Sales of Series E Preferred Stock

In July 2014, the Registrant sold and issued an aggregate of 7,069,152 shares of its Series E redeemable convertible preferred stock to a total of 14 accredited investors at a purchase price per unit of $9.90217, for an aggregate purchase price of approximately $69.9 million.

Sales of Series F Preferred Stock

In October 2015 and November 2015, the Registrant sold and issued an aggregate of 11,552,805 shares of its Series F redeemable convertible preferred stock to a total of 15 accredited investors at a purchase price per unit of $13.70879, for an aggregate purchase price of approximately $158.4 million.

Warrant Issuances

In December 2014, the Registrant issued warrants to purchase an aggregate of 201,636 shares of its common stock at an exercise price of $1.60 per share to two accredited investors in connection with the entry into its credit facility.

Option and Restricted Stock Unit Issuances

The Registrant granted to certain of its executive officers, directors and employees an aggregate of 24,998,610 restricted stock units to be settled in shares of its common stock under its 2008 Plan.

The Registrant granted its executive officers, directors, employees, consultants and other service providers options to purchase an aggregate 18,767,632 shares of common stock under its 2008 Plan at exercise prices ranging from $1.60 to $13.10 per share.

Common Stock Issuances in Connection with an Acquisition

From March 2014 to March 2015, the Registrant issued 100,800 shares of its common stock as consideration to four individuals in connection with its acquisition of all the outstanding shares of a company.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933, as amended (Securities Act), in reliance on Section 4(a)(2) thereof (or Regulation D or Regulation S promulgated thereunder) and Rule 701 thereunder as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The Registrant filed the exhibits listed on the accompanying Exhibit Index of this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to executive officers, directors and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on January 12, 2017.

APPDYNAMICS, INC.

By:	/s/ David Wadhwani
David Wadhwani
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

	Signature	Title	Date

	/s/ David Wadhwani David Wadhwani	President, Chief Executive Officer and Director (Principal Executive Officer)	January 12, 2017

	/s/ Randy S. Gottfried Randy S. Gottfried	Chief Financial Officer (Principal Financial and Accounting Officer)	January 12, 2017

	* Jyoti Bansal	Chairman	January 12, 2017

	* Jonathan C. Chadwick	Director	January 12, 2017

	* Asheem Chandna	Director	January 12, 2017

	* Dev C. Ittycheria	Director	January 12, 2017

	* Ravi Mhatre	Director	January 12, 2017

	* Gary M. Reiner	Director	January 12, 2017

	* Charles J. Robel	Director	January 12, 2017

	* David C. Scott	Director	January 12, 2017

* By:	/s/ David Wadhwani
David Wadhwani
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1**	Sixth Amended and Restated Investors’ Rights Agreement, dated November 8, 2015, by and among the Registrant and certain of its stockholders.

4.2**	Form of Warrant to purchase common stock issued by the Registrant to Silicon Valley Bank and WestRiver Mezzanine Loans, LLC.

4.3**	Allocation Agreement between the Registrant and General Atlantic (AD), L.P., dated November 8, 2015.

4.4**	Allocation Agreement between the Registrant and Altimeter Partners Fund, L.P., dated November 8, 2015.

4.5**	Allocation Agreement between the Registrant and Adage Capital Partners, LP, dated November 8, 2015.

4.6**	Specimen common stock certificate of the Registrant.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+	2017 Equity Incentive Plan and forms of agreements thereunder.

10.3+**	Amended and Restated 2008 Stock Plan and forms of agreements thereunder.

10.4**	Office Lease, by and between the Registrant and Kilroy Realty 303, LLC, dated as of May 20, 2011, as amended.

10.5**	Senior Loan and Security Agreement, by and between the Registrant and Silicon Valley Bank, dated February 12, 2014, as amended.

10.6+**	Director Agreement, between the Registrant and Dev Ittycheria, dated April 20, 2011.

10.7+**	Offer Letter, between the Registrant and Charles J. Robel, dated March 28, 2014.

10.8+**	Offer Letter, between the Registrant and David Scott, dated June 8, 2015.

10.9+**	Offer Letter, between the Registrant and Jonathan Chadwick, dated December 16, 2016.

10.10+**	Offer Letter, between the Registrant and David Wadhwani, dated December 23, 2016.

10.11+**	Offer Letter, between the Registrant and Randy S. Gottfried, dated December 14, 2016.

10.12+**	Offer Letter, between the Registrant and Dali Rajic, dated December 14, 2016.

10.13+**	Offer Letter, between the Registrant and Bhaskar Sunkara, dated December 14, 2016.

10.14+**	Offer Letter, between the Registrant and Joseph E. Sexton, dated October 30, 2012.

10.15+**	Amended and Restated Offer Letter, between the Registrant and Jyoti Bansal, dated December 10, 2014.

Exhibit Number	Description

10.16+**	Transition, Separation and General Release Agreement between the Registrant and Joseph E. Sexton, dated July 31, 2016.

10.17+**	Summary of 2016 Annual Incentive Plan.

10.18+	2017 Employee Stock Purchase Plan and form of agreement thereunder.

10.19+**	Executive Incentive Compensation Plan.

10.20+**	Change in Control and Severance Policy.

10.21+**	Outside Director Compensation Policy.

10.22**	Form of Common Stock Purchase Agreement.

21.1**	List of subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1**	Power of Attorney (included in page II-4 of the original filing of this registration statement on Form S-1 filed on December 28, 2016).

** Previously filed

+ Indicates a management contract or compensatory plan.